UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended September 30, 2022
OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________ to __________

Spectrum Brands

Commission File No.	Name of Registrant, State of Incorporation, Address of Principal Offices, and Telephone No.	IRS Employer Identification No.
1-4219	Spectrum Brands Holdings, Inc. (a Delaware corporation) 3001 Deming Way, Middleton, WI 53562 (608) 275-3340 www.spectrumbrands.com	74-1339132
333-192634-03	SB/RH Holdings, LLC (a Delaware limited liability company) 3001 Deming Way, Middleton, WI 53562 (608) 275-3340	27-2812840

Securities registered pursuant to Section 12(b) of the Act:

Registrant	Title of each class	Name of each exchange on which registered
Spectrum Brands Holdings, Inc.	Common Stock, Par Value $0.01	New York Stock Exchange
SB/RH Holdings, LLC	None	None

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrants are well-known seasoned issuers, as defined in Rule 405 of the Securities Act.

Spectrum Brands Holdings, Inc.	Yes	☒	No	☐
SB/RH Holdings, LLC	Yes	☐	No	☒

Indicate by check mark if the registrants are not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Spectrum Brands Holdings, Inc.	Yes	☐	No	☒
SB/RH Holdings, LLC	Yes	☐	No	☒

Indicate by check mark whether the registrants (1) have filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Spectrum Brands Holdings, Inc.	Yes	☒	No	☐
SB/RH Holdings, LLC	Yes	☒	No	☐

Indicate by check mark whether the registrants have submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Spectrum Brands Holdings, Inc.	Yes	☒	No	☐
SB/RH Holdings, LLC	Yes	☒	No	☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.

Spectrum Brands Holdings, Inc.	☐
SB/RH Holdings, LLC	☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company" and "emerging growth company in Rule 12b-2 of the Exchange Act.:

Registrant	Large Accelerated Filer	Accelerated Filer	Non-accelerated Filer	Smaller Reporting Company	Emerging Growth Company
Spectrum Brands Holdings, Inc.	X				
SB/RH Holdings, LLC			X		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Spectrum Brands Holdings, Inc.	☐
SB/RH Holdings, LLC	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Spectrum Brands Holdings, Inc.	Yes	☐	No	☒
SB/RH Holdings, LLC	Yes	☐	No	☒

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

Spectrum Brands Holdings, Inc.	Yes	☒	No	☐
SB/RH Holdings, LLC	Yes	☐	No	☒

The aggregate market value of the voting stock held by non-affiliates of Spectrum Brands Holdings, Inc. was approximately $3,528 million based upon the closing price on the last business day of the registrant's most recently completed second fiscal quarter (April 3, 2022). For the sole purposes of making this calculation, term "non-affiliate" has been interpreted to exclude directors and executive officers and other affiliates of the registrant. Exclusion of shares held by any person should not be construed as a conclusion by the registrant, or an admission by any such person, or that such person is an "affiliate" of the Company, as defined by applicable securities law.

As of November 18, 2022, there were outstanding 40,787,456 shares of Spectrum Brands Holdings, Inc.'s Common Stock, par value $0.01 per share.

SB/RH Holdings, LLC meets the conditions set forth in General Instruction I(1)(a) and (b) of Form 10-K and has therefore omitted the information otherwise called for by Items 10 to 13 of Form 10-K as allowed under General Instruction I(2)(c).

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Spectrum Brands Holdings, Inc.'s subsequent amendment to the Form 10-K to be filed within 120 days of September 30, 2022 are incorporated by reference in this Annual Report on Form 10-K in response to Part III, Items 10, 11, 12 and 13.

SPECTRUM BRANDS HOLDINGS, INC.
SB/RH HOLDINGS, LLC
TABLE OF CONTENTS

		Page
PART I		
ITEM 1.	BUSINESS	6
ITEM 1A.	RISK FACTORS	11
ITEM 1B.	UNRESOLVED STAFF COMMENTS	27
ITEM 2.	PROPERTIES	27
ITEM 3.	LEGAL PROCEEDINGS	28
ITEM 4.	MINE SAFETY DISCLOSURES	28
PART II		
ITEM 5.	MARKET FOR THE REGISTRANTS' COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES	29
ITEM 6.	SELECTED FINANCIAL DATA	30
ITEM 7	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	30
ITEM 7A.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	48
ITEM 8.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA	49
ITEM 9.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE	49
ITEM 9A.	CONTROLS AND PROCEDURES	49
ITEM 9B.	OTHER INFORMATION	50
PART III		
ITEM 10	DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE	51
ITEM 11.	EXECUTIVE COMPENSATION	51
ITEM 12.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS	51
ITEM 13.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE	51
ITEM 14.	PRINCIPAL ACCOUNTING FEES AND SERVICES	52
PART IV		
ITEM 15.	EXHIBITS, FINANCIAL STATEMENTS AND SCHEDULES	52
	INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE	53
	SIGNATURES	110
	EXHIBIT INDEX	112

Forward-Looking Statements

We have made or implied certain forward-looking statements in this document. All statements, other than statements of historical facts included or incorporated by reference in this document, including the statements under *Management's Discussion and Analysis of Financial Condition and Results of Operations,* without limitation, statements or expectations regarding our business strategy, future operations, financial condition, estimated revenues, projected costs, earnings power, projected synergies, prospects, plans and objectives of management, information concerning expected actions of third parties are forward-looking statements. When used in this report, the words future, anticipate, pro forma, seek, intend, plan, envision, estimate, believe, belief, expect, project, forecast, outlook, earnings framework, goal, target, could, would, will, can, should, may and similar expressions are also intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words.

Since these forward-looking statements are based upon our current expectations of future events and projections and are subject to a number of risks and uncertainties, many of which are beyond our control and some of which may change rapidly, actual results or outcomes may differ materially from those expressed or implied herein, and you should not place undue reliance on these statements. Important factors that could cause our actual results to differ materially from those expressed or implied herein include, without limitation:

- the COVID-19 pandemic, economic, social and political conditions or civil unrest, terrorist attacks, acts of war, natural disasters, other public health concerns or unrest in international markets impacting our business, customers, employees (including our ability to retain and attract key personnel), manufacturing facilities, suppliers, capital markets, and our financial condition, and results of operations, all of which tend to aggravate the other risks and uncertainties we face;
- the impact of a number of local, regional and global uncertainties could negatively impact our business;
- the negative effect of the armed conflict between Russia and Ukraine and its impact on those regions and surrounding regions, including on our operations and on those of our customers, suppliers, and other stakeholders;
- our increased reliance on third-party partners, suppliers, and distributors to achieve our business objectives;
- the impact of expenses resulting from the implementation of new business strategies, divestitures or current and proposed restructuring and optimization activities, including distribution center changes which are complicated and involve coordination among a number of stakeholders, including our suppliers and transportation and logistics handlers;
- the impact of our indebtedness on our business, financial condition, and results of operations;
- the impact of restrictions in our debt instruments on our ability to operate our business, finance our capital needs or pursue or expand business strategies;
- any failure to comply with financial covenants and other provisions and restrictions of our debt instruments;
- the effects of general economic conditions, including the impact of, and changes to tariffs and trade policies, inflation, recession or fears of a recession, depression or fears of a depression, labor costs, and stock market volatility or monetary or fiscal policies in the countries where we do business;
- the impact of fluctuations in transportation and shipment costs, fuel costs, commodity prices, costs or availability of raw materials or terms and conditions available from suppliers, including suppliers' willingness to advance credit;
- interest rate fluctuations;
- changes in foreign currency exchange rates that may impact our purchasing power, pricing, and margin realization within international jurisdictions;
- the loss of, significant reduction in, or dependence upon, sales to any significant retail customer(s), including their changes in retail inventory levels and management thereof;
- competitive promotional activity or spending by competitors, or price reductions by competitors;
- the introduction of new product features or technological developments by competitors and/or the development of new competitors or competitive brands;
- changes in consumer spending preferences and demand for our products, particularly in light of economic stress and the COVID-19 pandemic;
- our ability to develop and successfully introduce new products, protect our intellectual property and avoid infringing the intellectual property of third parties;
- our ability to successfully identify, implement, achieve and sustain productivity improvements, cost efficiencies (including at our manufacturing and distribution operations), and cost savings;
- the seasonal nature of sales of certain of our products;
- the impact weather conditions may have on the sales of certain of our products;
- the effects of climate change and unusual weather activity as well as our ability to respond to future natural disasters and pandemics and to meet our environmental, social and governance goals;
- the cost and effect of unanticipated legal, tax or regulatory proceedings or new laws or regulations (including environmental, public health, and consumer protection regulations);
- public perception regarding the safety of products that we manufacture and sell, including the potential for environmental liabilities, product liability claims, litigation and other claims related to products manufactured by us and third parties;
- the impact of existing, pending or threatened litigation, government regulation or other requirements or operating standards applicable to our business;
- the impact of cybersecurity breaches or our actual or perceived failure to protect company and personal data, including our failure to comply with new and increasingly complex global data privacy regulations;
- changes in accounting policies applicable to our business;
- our discretion to adopt, conduct, suspend or discontinue any share repurchase program (including our discretion to conduct purchases, if any, in a variety of manners including open-market purchases or privately negotiated transactions);
- our ability to utilize net operating loss carry-forwards to offset tax liabilities from future taxable income;
- our ability to consummate the announced Hardware and Home Improvement ("HHI") divestiture on the expected terms and within the anticipated time period, or at all, which is dependent on the parties' ability to satisfy certain closing conditions and our ability to realize the benefits of the transaction, including reducing the leverage of the Company, invest in the organic growth of the Company, fund any future acquisitions, return capital to shareholders, and/or maintain its quarterly dividends;

- our ability to overcome, or timely overcome, the U.S. Department of Justice ("DOJ") complaint to enjoin the proposed acquisition of the Company's HHI business by ASSA ABLOY ("ASSA"), including ASSA's ability to complete the dispositions that it has proposed to resolve all the alleged competitive concerns (i.e., the disposition of its Emtek business and its smart residential business in the U.S. and Canada);
- the risk that regulatory approvals that are required to complete the proposed HHI divestiture may not be realized, may take longer than expected or may impose adverse conditions;
- our ability to successfully integrate the February 18, 2022, acquisition of the home appliances and cookware products business from Tristar Products, Inc. (the "Tristar Business") into the Company's Home and Personal Care ("HPC") business and realize the benefits of this acquisition;
- our ability to separate the Company's HPC business and create an independent Global Appliances business on expected terms, and within the anticipated time period, or at all, and to realize the potential benefits of such business;
- our ability to create a pure play consumer products company composed of our Global Pet Care ("GPC") and Home & Garden ("H&G") business and to realize the expected benefits of such creation, and within the anticipated time period, or at all;
- our ability to successfully implement further acquisitions or dispositions and the impact of any such transactions on our financial performance;
- the impact of actions taken by significant stockholders;
- the unanticipated loss of key members of senior management and the transition of new members of our management teams to their new roles; and
- the impact of economic, social and political conditions or civil unrest in the U.S. and other countries.

Some of the above-mentioned factors are described in further detail in the sections entitled *Risk Factors* in our annual and quarterly reports (including this report), as applicable. You should assume the information appearing in this report is accurate only as of the end of the period covered by this report, or as otherwise specified, as our business, financial condition, results of operations and prospects may have changed since that date. Except as required by applicable law, including the securities laws of the United States (“U.S.”) and the rules and regulations of the United States Securities and Exchange Commission (“SEC”), we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

PART I

ITEM 1. BUSINESS

This combined Form 10-K is being filed by Spectrum Brands Holdings, Inc. (“SBH”) and SB/RH Holdings, LLC (“SB/RH”) (collectively, the “Company”). SB/RH is a wholly-owned subsidiary of SBH and represents substantially all of its assets, liabilities, revenues, expenses and operations. SB/RH is the parent guarantor for certain debt of Spectrum Brands, Inc., a wholly-owned subsidiary of SB/RH ("SBI"), and represents all of SBI assets, liabilities, revenues, expenses, and operations. Thus, all information contained in this report relates to, and is filed by, SBH. Information that is specifically identified in this report as relating solely to SBH, such as its financial statements and its common stock, does not relate to and is not filed by SB/RH. SB/RH makes no representation as to that information. The terms “the Company,” “we,” and “our” as used in this report, refer to both SBH and its consolidated subsidiaries and SB/RH and its consolidated subsidiaries, unless otherwise indicated.

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to reports filed pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), are available free of charge through our website at www.spectrumbrands.com as soon as reasonably practicable after such reports are filed with, or furnished to the SEC. The SEC also maintains a website that contains our reports, proxy statements and other information at www.sec.gov. In addition, copies of our (i) Corporate Governance Guidelines, (ii) charters for the Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee, (iii) Code of Business Conduct and Ethics and (iv) Code of Ethics for the Principal Executive Officer and Senior Financial Officers are available on our website at www.spectrumbrands.com under “Investor Relations.” Copies will also be provided to any stockholder upon written request to Spectrum Brands, Inc. at 3001 Deming Way, Middleton, Wisconsin 53562 or via electronic mail at investorrelations@spectrumbrands.com, or by telephone at (608) 278-6207.

General Overview

We are a diversified global branded consumer products and home essentials company. We manage the business in three vertically integrated, product focused segments: (i) Home and Personal Care (“HPC”), (ii) Global Pet Care (“GPC”), and (iii) Home and Garden (“H&G”). The Company manufactures, markets and distributes its products globally in the North America (“NA”), Europe, Middle East & Africa (“EMEA”), Latin America (“LATAM”) and Asia-Pacific (“APAC”) regions through a variety of trade channels, including retailers, wholesalers and distributors. We enjoy strong name recognition under our various brands and patented technologies across multiple product categories. Global and geographic strategic initiatives and financial objectives are determined at the corporate level. Each segment is responsible for implementing defined strategic initiatives and achieving certain financial objectives and has a president responsible for sales and marketing initiatives and the financial results for all product lines within that segment. The segments are supported through center-led shared service enabling functions consisting of finance and accounting, information technology, legal and human resources, supply chain and commercial operations. The following is an overview of the consolidated business showing net sales by segment and geographic region sold (based upon destination) as a percentage of consolidated net sales for the year ended September 30, 2022.


Net Sales by Segment
H&G
19%
HPC
44%
GPC
38%
Net Sales by Geography
EMEA
26%
LATAM
8%
APAC
3%
NA
63%

Our operating performance is influenced by a number of factors including: general economic conditions; foreign exchange fluctuations; trends in consumer markets; consumer confidence and preferences; our overall product line mix, including pricing and gross margin, which vary by product line and geographic market; pricing of certain raw materials and commodities; energy and fuel prices; and our general competitive position, especially as impacted by our competitors’ advertising and promotional activities and pricing strategies. See *Management’s Discussion and Analysis of Financial Condition and Results of Operations*, included in Item 7 to this Annual Report, for further discussion of the consolidated operating results and segment operating results.

Home and Personal Care (HPC)

The following is an overview of net sales by product category and geographic region sold by destination for the year ended September 30, 2022.



Net Sales by Product Category
Home Appliances 66%
Personal Care 34%
Net Sales by Geography
NA 45%
EMEA 34%
APAC 5%
LATAM 16%

Product Category	Products	Brands
Home Appliances	Small kitchen appliances including toaster ovens, coffeemakers, slow cookers, air fryers, blenders, hand mixers, grills, food processors, juicers, toasters, irons, kettles, and bread makers, cookware, and cookbooks.	Black & Decker®, Russell Hobbs®, George Foreman®, PowerXL®, Emeril Legasse®, Copper Chef ®, Toastmaster®, Juiceman®, Farberware®, and Breadman®
Personal Care	Hair dryers, flat irons and straighteners, rotary and foil electric shavers, personal groomers, mustache and beard trimmers, body groomers, nose and ear trimmers, women's shavers, and haircut kits.	Remington®

We have a trademark license agreement (the "License Agreement") with Stanley Black & Decker ("SBD") pursuant to which we license the Black & Decker® brand ("B&D") in North America, Latin America (excluding Brazil) and the Caribbean for four core categories of household appliances: beverage products, food preparation products, garment care products and cooking products. The License Agreement has a term ending June 30, 2025, including a sell-off period from April 1, 2025 to June 30, 2025 whereby the Company can continue to sell and distribute but no longer produce products subject to the License Agreement. Under the terms of the License Agreement, we agree to pay SBD royalties based on a percentage of sales, with minimum annual royalty payments of $15.0 million, with the exception that the minimum annual royalty will no longer be applied effective January 1, 2024 through the expiration of the License Agreement. The License Agreement also requires us to comply with maximum annual return rates for products. Subsequent to the completion of the License Agreement, there are no continuing obligations or restrictions on the business activities of either party. See *Note 6 – Revenue Recognition* included in the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report for further detail on revenue concentration from B&D products.

We own the right to use the Remington® trademark for electric shavers, shaver accessories, grooming products and personal care products; and Remington Arms Company, Inc. ("Remington Arms") owns the rights to use the trademark for firearms, sporting goods and products for industrial use, including industrial hand tools. The terms of a 1986 agreement between Remington Products, LLC and Remington Arms provides for the shared rights to use the trademark on products which are not considered "principal products of interest" for either company. We retain the trademark for nearly all products which we believe can benefit from the use of the brand name in our distribution channels.

On February 18, 2022, the Company acquired the home appliances and cookware products sold under the PowerXL®, Emeril Legasse®, and Copper Chef® brands from Tristar Products, Inc. (the "Tristar Business"). The net assets and operations of the Tristar Business are integrated within the HPC segment. As part of the acquisition, the PowerXL® and Copper Chef® brands were acquired outright by the Company while the Emeril Legasse® brand remains subject to a trademark license agreement with the license holder (the "Emeril License"). Pursuant to the Emeril License, the HPC segment will continue to license the Emeril brands within the US, Canada, Mexico, and the United Kingdom for certain designated product categories of household appliances, including small kitchen food preparation products, indoor and outdoor grills and grill accessories, and cookbooks. The Emeril License is set to expire effective December 31, 2022 with options of up to three one-year renewal periods following the initial expiration. Under the terms of the agreement, we are obligated to pay the license holder a percentage of sales, with minimum annual royalty payments of $1.5 million, increasing to $1.8 million in subsequent renewal periods. See *Note 4 – Acquisitions* included in the Notes to the Consolidated Financial Statements, included elsewhere in this Annual Report for further detail.

HPC products are sold primarily to large retailers, online retailers, wholesalers, distributors, warehouse clubs, food and drug chains and specialty trade or retail outlets such as consumer electronics stores, department stores, discounters and other specialty stores. International distribution varies by region and is often executed on a country-by-country basis. Our sales generally are made through the use of individual purchase orders. A significant percentage of our sales are attributable to a limited group of retailer customers, including Walmart and Amazon, which represent approximately 35% of segment sales for the year ended September 30, 2022. With the acquisition of the Tristar Business, we have expanded our distribution channels with more direct-to-consumer capabilities which we anticipate will be utilized more frequently with our legacy HPC business and products.

Primary competitors for home appliances include Newell Brands (Sunbeam, Mr. Coffee, Crockpot, Oster), De'Longhi America (DeLonghi, Kenwood, Braun), SharkNinja (Shark, Ninja), Hamilton Beach Holding Co. (Hamilton Beach, Proctor Silex), Sensio, Inc. (Bella); SEB S.A.(T-fal, Krups, Rowenta), Whirlpool Corporation (Kitchen Aid), Conair Corporation (Cuisinart, Waring), Koninklijke Philips N.V. (Philips), Glen Dimplex (Morphy Richards), Gourmia, and private label brands for major retailers. Primary competitors in personal care include Koninklijke Philips Electronics N.V. (Norelco), The Procter & Gamble Company (Braun), Conair Corporation, Wahl Clipper Corporation, and Helen of Troy Limited.

Sales from electric personal care product categories tend to increase during the December holiday season (the Company's fiscal first quarter), while small appliances sales typically increase from July through December primarily due to the increased demand by customers in the late summer for "back-to-school" sales (the Company's fiscal fourth quarter) and in December for the holiday season.

Our sales by quarter as a percentage of annual net sales during the years ended September 30, 2022 and 2021 are as follows (excluding acquisition sales attributable to the Tristar Business):

	2022	2021
First Quarter	32 %	30 %
Second Quarter	24 %	24 %
Third Quarter	22 %	22 %
Fourth Quarter	22 %	24 %

Substantially all of our home appliances and personal care products are manufactured by third-party suppliers that are primarily located in the APAC region, the prices of which may be susceptible to changes in transportation costs, government regulations and tariffs, and changes in currency exchange rates. We maintain ownership of most of the tooling and molds used by our suppliers.

We continuously monitor and evaluate our supplier network for quality, cost, and manufacturing capacity. Our research and development strategy is focused on new product development and performance enhancements of our existing products. We plan to continue to use our brand names, customer relationships and research and development efforts to introduce innovative products that offer enhanced value to consumers through new designs and improved functionality.

Global Pet Care (GPC)

The following is an overview of GPC net sales by product category and geographic region sold by destination for the year ended September 30, 2022.


Net Sales by Product Category
Companion Animal
73%
Aquatics
27%
Net Sales by Geography
EMEA
30%
LATAM
2%
APAC
3%
NA
65%

Product Category	Products	Brands
Companion Animal	Rawhide chews, dog and cat clean-up, training, health and grooming products, small animal food and care products, rawhide-free dog treats, and wet and dry pet food for dogs and cats	8IN1® (8-in-1), Dingo®, Nature's Miracle®, Wild Harvest™, Littermaid®, Jungle®, Excel®, FURminator®, IAMS® (Europe only), Eukanuba® (Europe only), Healthy-Hide®, DreamBone®, SmartBones®, ProSense®, Perfect Coat®, eCOTRITION®, Birdola®, Good Boy®, Meowee!®, Wildbird®, and Wafcol®.
Aquatics	Consumer and commercial aquarium kits, stand-alone tanks; aquatics equipment such as filtration systems, heaters and pumps; and aquatics consumables such as fish food, water management and care	Tetra®, Marineland®, Whisper®, Instant Ocean®, GloFish®, OmegaOne® and OmegaSea®.

We sell primarily to large retailers, pet superstores, online retailers, food and drug chains, warehouse clubs and other specialty retail outlets. International distribution varies by region and is often executed on a country-by-country basis. Our sales generally are made through the use of individual purchase orders. In addition to product sales, we also perform installation and maintenance services on commercial aquariums. Live fish under our GloFish® brand are produced, marketed, and sold by independent third-party breeders through a supply and licensing agreement with the Company. A significant percentage of our sales are attributable to a limited group of retailer customers, including Walmart and Amazon, which represent approximately 34% of segment sales for the fiscal year ended September 30, 2022.

Primary competitors are Mars Corporation, the Hartz Mountain Corporation, and Central Garden & Pet Company all of which sell a comprehensive line of pet supplies that compete across our product categories. The pet supplies product category is highly fragmented with no competitor holding a substantial market share and consists of small companies with limited product lines, including private label products and suppliers.

Sales remain fairly consistent throughout the year with little variation. Our sales by quarter as a percentage of annual net sales during the years ended September 30, 2022, and 2021 are as follows:

	2022	2021
First Quarter	26 %	24 %
Second Quarter	25 %	26 %
Third Quarter	25 %	23 %
Fourth Quarter	24 %	27 %

Rawhide products are produced at third-party suppliers in the APAC region and Mexico. Certain other aquatics equipment and companion animal hard goods are also produced at third-party suppliers in the APAC region. We maintain ownership of most of the tooling and molds used by third-party suppliers. Product purchased from third-party suppliers, especially those from the APAC regions, are susceptible to fluctuations in transportation costs, government regulations and tariffs, and changes in currency exchange rates. We continuously monitor and evaluate our supplier network for quality, cost, and manufacturing capacity.

Aquatics and certain other companion animal products are produced in various manufacturing plants located in the U.S. and Germany, including the production of glass aquariums in in our Noblesville, Indiana facility, shampoos and aquarium salt in our Blacksburg, Virginia facility, OmegaSea® salt with bird and other small animal products manufactured in our Bridgeton, Missouri facility, and aquatics nutrition and care products manufactured in Melle, Germany. We continually evaluate capacity at our manufacturing facilities and related utilization. In general, we believe our existing facilities are adequate for our present and foreseeable operating needs.

Our research and development strategy is focused on new product development and performance enhancements of our existing products. We plan to continue to use our brand names, customer relationships and research and development efforts to introduce innovative products that offer enhanced value to consumers through new designs and improved functionality.

Home and Garden (H&G)

The following is an overview of H&G net sales by product category and geographic region sold by destination for the year ended September 30, 2022.


Net Sales by Product Category
Household
31%
Cleaning
7%
Controls
39%
Repellents
23%
Net Sales by Geography
NA
99%
LATAM
1%

Product Category	Products	Brands
Household	Household pest control solutions such as spider and scorpion killers; ant and roach killers; flying insect killers; insect foggers; wasp and hornet killers; and bedbug, flea and tick control products	Hot Shot®, Black Flag®, Real-Kill®, Ultra Kill®, The Ant Trap® (TAT), and Rid-A-Bug®.
Controls	Outdoor insect and weed control solutions, and animal repellents such as aerosols, granules, and ready-to-use sprays or hose-end ready-to-sprays	Spectracide®, Garden Safe®, Liquid Fence®, and EcoLogic®.
Repellents	Personal use pesticides and insect repellent products, including aerosols, lotions, pump sprays and wipes, yard sprays and citronella candles	Cutter® and Repel®.
Cleaning	Household surface cleaning, maintenance, and restoration products, including bottled liquids, mops, wipes, and markers.	Rejuvenate®

We sell primarily to large retailers, home improvement centers, mass merchants, dollar stores, hardware stores, lawn and garden distributors, food and drug retailers, and e-commerce. We sell primarily in the U.S. with some distribution in LATAM and the Caribbean. On May 28, 2021, the Company acquired 100% of the membership interest in For Life Products, LLC ("FLP"); a leading manufacturer of household cleaning, maintenance, and restoration sold under the Rejuvenate® brand, expanding the product categories provided by the H&G segment. Our sales generally are made through the use of individual purchase orders. A significant percentage of our sales are attributable to a limited group of retailer customers, including Lowe's, Home Depot, and Walmart, which represent approximately 66% segment sales for the year ended September 30, 2022.

Primary competitors include The Scotts Miracle-Gro Company (Ortho, Roundup, Tomcat), S.C. Johnson & Son, Inc. (Raid, OFF!), Central Garden & Pet (AMDRO, Sevin), SBM Company (BioAdvanced), Henkel AG & Co. KGaA (Combat), Bona AB (Bona), and Procter & Gamble (Swiffer).

Sales typically peak during the first six months of the calendar year (the Company's second and third fiscal quarters) and are lowest in the last three months of the calendar year (the Company's first quarter) due to customer purchasing patterns, and timing of promotional activities. Seasonal sales may also be impacted by changes in weather conditions during the peak season. Our sales by quarter as a percentage of annual net sales during the years ended September 30, 2022, and 2021 are as follows:

	2022	2021
First Quarter	12 %	14 %
Second Quarter	33 %	29 %
Third Quarter	35 %	35 %
Fourth Quarter	20 %	22 %

H&G currently produces the majority of its products in one facility in St. Louis, Missouri, with production primarily consisting of liquids and aerosols, and the remaining portion of products being produced by various third-party manufacturers, consisting of granulates, candles, baits & traps, and wipes. Products produced for the Rejuvenate® business are primarily provided by third-party manufacturers. The main raw materials purchased are plastic bottles, steel aerosol cans, corrugate, active ingredients, and bulk chemicals. The prices of these raw materials are susceptible to fluctuations due to supply and demand trends, energy costs, transportation costs, inflation, government regulations, and tariffs. We continuously monitor and evaluate our supplier network for quality, cost, and manufacturing capacity.

Our research and development strategy is focused on new product development and performance enhancements of our existing products. We plan to continue to use our brand names, customer relationships, and research and development efforts to introduce innovative products that offer enhanced value to consumers through new designs and improved functionality.

Discontinued Operations

Hardware and Home Improvement ("HHI")

On September 8, 2021, the Company entered into a definitive Asset and Stock Purchase Agreement (the "Purchase Agreement") with ASSA ABLOY AB ("ASSA") to sell its HHI segment for cash proceeds of $4.3 billion, subject to customary purchase price adjustments. The Company's assets and liabilities associated with HHI have been classified as held for sale, and the respective operations have been classified as discontinued operations and reported separately for all periods presented. HHI consists of residential locksets and door hardware, including knobs, levers, deadbolts, handle sets, and electronic and connected locks under the Kwikset®, Weiser®, Baldwin®, Tell Manufacturing®, and EZSET® brands; kitchen and bath faucets and accessories under the Pfister® brand; and builders' hardware consisting of hinges, metal shapes, security hardware, rack and sliding door hardware, and gate hardware under the National Hardware® and FANAL® brands. Refer to *Note 3 - Divestitures* to the Consolidated Financial Statements, included elsewhere in this Annual Report, for further discussion pertaining the HHI divestiture.

Human Resources

Employee Profile

At Spectrum Brands, we are led by our values of trust, accountability, and collaboration to serve others through this common mission: We Make Living Better at Home. We strive to live our core values of trust, accountability and collaboration every day by serving our customers, consumers, and communities. Our workplace culture is centered around practices that support our communities and promote sustainable practices and a diverse, equitable, and inclusive workforce.

As of September 30, 2022, we have approximately 11,000 full-time employees worldwide with approximately 3,300 employees associated with our continuing operations. Approximately 17% of our total labor force is covered by collective bargaining agreements, of which 67% is subject to arrangements under negotiations or expiring within 12 months. Approximately 21% of our labor force associated with our continued operations is subject to collective bargaining agreements, none of which expire within 12 months. We believe that our overall relationship with our employees is good.

Employee Wellness

We encourage our employees to “Speak Up,” “Be Accountable,” “Take Action,” and “Grow Talent,” promote innovation, trust, accountability and collaboration. The result is a work environment that encourages the well being of our employees wholistically - mind and body.

Employee Health and Safety

We are committed to the Environmental Health and Safety (EHS) safety of our employees. We continuously strive to maintain our strong safety performance as we continue to grow our business around the globe. The keys to our EHS success are a workforce that is engaged, a management team who supports and invests in employee safety, and the leadership of our skilled EHS team. In the last several years, the team has added dedicated EHS professionals to individual sites to train employees and ensure compliance with applicable safety standards and regulations. The team hosts regular meetings to share information and discuss best practices across plants.

Talent Development

Spectrum Brands is committed to developing our future leaders at every level. Our talent processes start with understanding what current and future talent is needed to deliver business goals, followed by a talent review process to assist managers with evaluating talent.

Learning and development is a critical part of creating Spectrum Brands’ culture of high performance, innovation, and inclusion. We believe on-the-job experience is an outstanding way to learn, and performance and development plans ensure that managers and employees have conversations about career aspirations, mobility, developmental goals and interests.

Employee Communication and Feedback

In an ongoing effort to understand our employees needs, and deliver on our values of trust, accountability and collaboration, we listen. We regularly host company-wide and business unit town halls to offer employees an opportunity to ask questions about Company activities and policies that impact them. We solicit and receive questions and feedback from our employees through this process.

COVID-19 Response

In response to COVID-19, our Company took swift and effective action to protect the health and safety of our global employees. The Company implemented a number of robust COVID-19 safety practices, including, by way of example:

- Temperature screenings and masks were required at all sites prior to admittance;
- Weekly audits using a list of safety requirements, including social distancing, personal protective equipment, sanitation, hygiene education, etc.;
- Guidelines and procedures for the deep cleaning of HVAC systems to prevent the spread of germs;
- Contact tracing practices with mandatory quarantine for individuals with confirmed close contact cases;
- Requirement that all non-essential employees to work from home; and
- Suspension of travel restrictions for all unnecessary travel.

Our Company also began producing and selling Cutter® Hand Sanitizer during the initial peak of the pandemic, which were eventually sent to employee homes for personal use and donated to health facilities.

Diversity, Equity and Inclusion

Spectrum Brands is committed to fostering a diverse, equitable, and inclusive workplace for employees of every race, color, gender identity, sexual orientation, age, physical or mental ability and background. At Spectrum Brands, we strive to make our employees feel valued and respected and given the opportunity to thrive as their authentic selves. To further that objective we have:

- Engaged the services of a third-party consultant with expertise in diversity, equity and inclusion ("DEI") to help us create long-lasting change;
- Implemented a DEI program;
- Created a U.S. DEI Advisory Counsel made up of our employees of diverse backgrounds to help design and develop DEI-related priorities and goals; and
- Developed educational content and trainings to help leaders foster a more inclusive environment.

ITEM 1A. RISK FACTORS

Any of the following factors could materially and adversely affect our business, financial condition and results of operations. The risks described below are not the only risks that we may face. Additional risks and uncertainties not currently known to us or that we currently view as immaterial may also materially and adversely affect our business, financial condition or results of operations.

We are subject to a variety of risks, including those described below. In particular, these risks include, but are not limited to:

- Risks related to our business operations: We participate in very competitive markets and we may not be able to compete successfully, causing us to lose market share and sales.
- Risks related to our indebtedness and financing abilities: Our substantial indebtedness may limit our financial and operating flexibility, and we may incur additional debt, which could increase the risks associated with our substantial indebtedness.
- Risks related to our international operations: We are subject to significant international business risks that could hurt our business and cause our results of operations to fluctuate.
- Risks related to data privacy and intellectual property: We may not be able to adequately establish and protect our intellectual property rights, and the infringement or loss of our intellectual property rights could harm our business.
- Risks related to litigation and regulatory compliance: We are subject to a number of claims and litigation and may be subject to future claims and litigation, any of which may adversely affect our business.
- Risks related to investment in our common stock: The market price of the Company's common stock is likely to be highly volatile and could fluctuate widely in price in response to various factors, many of which are beyond our control.

Risks Related to our Business Operations

The COVID-19 pandemic is a serious threat to the health and economic well-being affecting our customers, employees, sources of supply and our financial condition and results of operations.

In March 2020, the World Health Organization announced that COVID-19 had become a pandemic and a National Emergency relating to COVID-19 was announced in the U.S. With the possibility of continued widespread infection in the U.S. and abroad, there exists the potential for substantial commercial impact. National, state, and local authorities recommended social distancing and imposed, or considered imposing quarantine and isolation measures, on large portions of the population, including mandatory business closures. These measures had serious adverse impacts on domestic and foreign economies of uncertain severity and duration, and the uncertainty remains due to the potential for these measures to be re-implemented in the event of increased COVID-19 cases. The effectiveness of economic stabilization efforts, including potential government payments to affected citizens and industries, remains uncertain.

The sweeping nature of COVID-19 has made it extremely difficult to predict the long-term ramifications on our financial condition and results of operations and as conditions evolve, we cannot predict how quickly the marketplaces in which we operate will react and return to normal. These impacts may include, but are not limited to:

- significant reductions in, or volatility of, demand for our products, which may be caused by changes in consumer spending and shopping habits from (i) the inability or unwillingness of consumers to purchase our products due to illness, quarantine, travel restrictions, store closures, general financial hardship, decreased consumer confidence or changes (ii) the reduction in the number of COVID-19 cases or the lifting or easing of health and safety restrictions such as travel, social gatherings or any other activities by consumers that divert and reduce their demand for, or time spend on, our products;
- inability to meet customers' needs or achieve cost targets due to disruptions in our manufacturing and supply arrangements caused by the loss or disruption of essential manufacturing or availability or cost of key product components, transportation, workforce, or other manufacturing and distribution capability;
- failure of third parties on which we rely, including our suppliers, contract manufacturers, distributors, contractors, commercial banks, and other business partners, to meet their obligations to us, or significant disruptions in their ability to do so, which may be caused by their own financial or operational difficulties and may adversely impact our operations;
- significant change in the political conditions in markets in which we manufacture, sell or distribute our products, including governmental or regulatory actions such as quarantines, closures or other restrictions, that limit or close our operating and manufacturing facilities, restrict our employees' ability to travel or perform necessary business functions, or otherwise prevent our third-party partners, suppliers, or customers from sufficiently staffing operations, including operations necessary for the production, distribution, sale and support of our products, which could adversely impact our results or impairment of the Company's net assets;
- disruptions and stress in capital markets that could impact the cost and availability of capital for us and for our customers, suppliers and other business partners;
- quarantines, stay-at-home orders and other limitations can disrupt our product development, branding, research and administrative functions, regardless of whether we are actually forced to close our own facilities and similar disruptions that may also effect other organizations and persons that we collaborate with or whose services we are dependent on; or
- the need for our employees and business partners to work remotely in these circumstances also creates greater potential for risks related to cybersecurity, confidentiality and data privacy.

Despite our efforts to manage and remedy the impact of COVID-19 on our financial condition and results of operations, the ultimate impact also depends on factors beyond our knowledge or control, including the duration and severity of the COVID-19 pandemic, potential future waves of COVID-19 cases in the locations where we operate, and actions taken by governmental authorities to contain its spread and mitigate its public health effects. Any of the foregoing factors, or other cascading effects of the COVID-19 pandemic that are not currently foreseeable, could materially increase our costs, negatively impact our sales and damage our results of operations and liquidity position. The duration of any such impacts cannot be predicted. See further discussion in *Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations*.

Reliance on third-party relationships and outsourcing arrangements could adversely affect our business.

We rely on third parties, including suppliers, distributors, alliances with other companies, and third-party service providers, for selected aspects of product development, manufacture, commercialization, support for information technology systems, product distribution, and certain financial transactional processes. Additionally, we have outsourced certain functions to third-party service providers to leverage leading specialized capabilities and achieve cost efficiencies. Outsourcing these functions involves the risk that third-party service providers may not perform to our standards or legal requirements, may not produce reliable results, may not perform in a timely manner, may not maintain the confidentiality of our proprietary information, or may fail to perform at all. Additionally, any disruption, such as a government shutdown, war, natural disaster or global pandemic (including the current COVID-19 pandemic), could affect the ability of our third-party service providers to meet their contractual obligations to us. Failure of these third parties to meet their contractual, regulatory, confidentiality or other obligations to us could result in material financial loss, higher costs, regulatory actions, and reputational harm.

Uncertain global economic conditions may adversely impact demand for our products or cause our customers and other business partners to suffer financial hardship, which could adversely impact our business.

Our business could be negatively impacted by reduced demand for our products related to one or more significant local, regional or global economic disruptions, the risk of which are aggravated by the COVID-19 pandemic, such as: a slow-down in the general economy; reduced market growth rates; increased inflation rates; tighter credit markets for our suppliers, vendors or customers; a significant shift in government policies; the deterioration of economic relations between countries or regions, including potential negative consumer sentiment toward non-local products or sources; or the inability to conduct day-to-day transactions through our financial intermediaries to pay funds to, or collect funds from, our customers, vendors and suppliers. Additionally, economic conditions may cause our suppliers, distributors, contractors or other third-party partners to suffer financial difficulties that they cannot overcome, resulting in their inability to provide us with the materials and services we need, in which case our business and results of operations could be adversely affected. Customers may also suffer financial hardships due to economic conditions such that their accounts become uncollectible or are subject to longer collection cycles. In addition, if we are unable to generate sufficient income and cash flow, it could affect the Company's ability to achieve expected share repurchase and dividend payments.

Disruption in our global supply chain may negatively impact our business results.

Our ability to meet our customers' needs and achieve cost targets depends on our ability to maintain key manufacturing and supply arrangements, including execution of supply chain optimizations and certain sole supplier or sole manufacturing plant arrangements. The loss or disruption of such manufacturing and supply arrangements, including for issues such as labor disputes, labor shortages, loss or impairment of key manufacturing sites, discontinuity in our internal information and data systems, inability to procure sufficient raw or input materials, significant changes in trade policy, natural disasters, increasing severity or frequency of extreme weather events due to climate change or otherwise, acts of war or terrorism, the COVID-19 pandemic or other disease outbreaks or other external factors over which we have no control, including inflation, have interrupted product supply and, if not effectively managed and remedied, could have an adverse impact on our business, financial condition or results of operations.

We participate in very competitive markets and we may not be able to compete successfully, causing us to lose market share and sales.

We compete for consumer acceptance and limited shelf space based upon brand name recognition, perceived product quality, price, performance, product features and enhancements, product packaging and design innovation, as well as creative marketing, promotion and distribution strategies, and new product introductions. Additional discussion over the segments, product categories, and markets in which we compete are included under Item 1 above. Our ability to compete in these consumer product markets may be adversely affected by a number of factors, including, but not limited to, the following:

- We compete against many well-established companies that may have substantially greater financial and other resources, including personnel and research and development, and greater overall market share than us.
- In some key product lines, our competitors may have lower production costs and higher profit margins than us, which may enable them to compete more aggressively in offering retail discounts, rebates and other promotional incentives.
- Technological advancements, product improvements or effective advertising campaigns by competitors may weaken consumer demand for our products.
- Consumer purchasing behavior may shift to distribution channels, including to online retailers, where we and our customers do not have a strong presence.
- Consumer preferences may change to lower margin products or products other than those we market.
- We may not be successful in the introduction, marketing and manufacture of any new products or product innovations or be able to develop and introduce, in a timely manner, innovations to our existing products that satisfy customer needs or achieve market acceptance.

In addition, in a number of our product lines, we compete with our retail customers, who use their own private label brands, and with distributors and foreign manufacturers of unbranded products. Significant new competitors or increased competition from existing competitors, including specifically private label brands, may adversely affect our business, financial condition and results of our operations.

Some competitors may be willing to reduce prices and accept lower profit margins to compete with us. As a result of this competition, we could lose market share and sales, or be forced to reduce our prices to meet competition. If our product offerings are unable to compete successfully, our sales, results of operations and financial condition could be materially and adversely affected. In addition, we may be unable to implement changes to our products or otherwise adapt to changing consumer trends. If we are unable to respond to changing consumer trends, our operating results and financial condition could be adversely affected.

Changes in consumer shopping trends and changes in distribution channels could significantly harm our business

We sell our products through a variety of trade channels with a significant portion dependent upon retail partnerships, through both traditional brick-and-mortar retail channels and e-commerce channels. We are seeing the emergence of strong e-commerce channels generating more online competition and declining in-store traffic in brick-and-mortar retailers. Consumer shopping preferences have shifted and may continue to shift in the future to distribution channels other than traditional retail that may have more limited experience, presence and developed, such as e-commerce channels. If we are not successful in developing and utilizing e-commerce channels that future consumers may prefer, we may experience lower than expected revenues.

We are also seeing more traditional brick-and-mortar retailers closing physical stores, and filing for bankruptcy, which could negatively impact our distribution strategies and/or sales if such retailers decide to significantly reduce their inventory levels for our products or to designate more floor space to our competitors. Further consolidation, store closures and bankruptcies could have a material adverse effect on our business, prospects, financial condition, results of operations, cash flows, as well as the trading price of our securities.

Consolidation of retailers and our dependence on a small number of key customers for a significant percentage of our sales may negatively affect our business, financial condition and results of operations.

As a result of consolidation of retailers that has occurred during the past several years, particularly in the United States and the European Union ("EU"), and consumer trends toward national mass merchandisers, a significant percentage of our sales are attributable to a limited group of customers. As these mass merchandisers and retailers grow larger and become more sophisticated, they may demand lower pricing, special packaging or impose other requirements on product suppliers. These business demands may relate to inventory practices, logistics or other aspects of the customer-supplier relationship. Because of the importance of these key customers, demands for price reductions or promotions, retail inventory levels and requirements influencing their purchasing, consumer shopping behavior and patterns, and changes in their financial condition or loss of their accounts could have a material adverse effect on our business, financial condition and results of operations. Our success is dependent on our ability to manage our retailer relationships, including offering mutually acceptable trade terms. Concentration of sales are further discussed in *Item 1 - Business* and *Note 6 - Revenue Recognition* to the Consolidated Financial Statements included elsewhere in this Annual Report.

Although we have long-established relationships with many of our retail customers, we generally do not have long-term agreements with them and purchases are normally made through the use of individual purchase orders. Any significant reduction in purchases, failure to obtain anticipated orders or delays or cancellations of orders by any of these major retail customers, changes to retail inventory management strategies and initiatives, or significant pressure to reduce prices and support promotions and discounts from any of these major retail customers, could have a material adverse effect on our business, financial condition and results of operations. Additionally, any decline in retail consumer spending, a significant deterioration in the financial condition of the retail industry in general, the bankruptcy of any of our customers or any of our customers ceasing operations could have a material adverse effect on our sales and profitability.

As a result of retailers maintaining tighter inventory control, we face risks related to meeting demand and storing inventory.

As a result of the desire of retailers to more closely manage inventory levels, there is a growing trend among them to purchase products on a “just-in-time” basis. Due to a number of factors, including (i) manufacturing lead-times, (ii) seasonal purchasing patterns, and (iii) the potential for material price increases, we may be required to shorten our lead-time for production and more closely anticipate shifts in our retailers’ demands and consumer spending habits, which could in the future, require us to carry additional inventories and increase our working capital and related financing requirements. This may increase the cost of warehousing inventory or result in excess inventory becoming difficult to manage, unusable or obsolete and impact our ability to realize the anticipated returns from product sales. In addition, if our retailers significantly change their inventory management strategies, we may encounter difficulties in filling customer orders or in liquidating excess inventories or may find that customers are cancelling orders or returning products, which may have a material adverse effect on our business.

Furthermore, we primarily sell branded products and a move by one or more of our large customers to sell significant quantities of private label products, which we do not produce on their behalf and which directly compete with our products, could have a material adverse effect on our business, financial condition and results of operations.

Sales of certain of our products are seasonal and may cause our operating results and working capital requirements to fluctuate.

On a consolidated basis, our financial results are approximately equally weighted across our quarters, however, sales of certain product categories tend to be seasonal. Further discussion over the seasonality of our sales is included under *Item 1 - Business* above. As a result of this seasonality, our inventory and working capital needs fluctuate significantly throughout the year. In addition, orders from retailers are often made late in the period preceding the applicable peak season, making forecasting of production schedules and inventory purchases difficult. If we are unable to accurately forecast and prepare for customer orders or our working capital needs, or there is a general downturn in business or economic conditions during these periods, our business, financial condition and results of operations could be materially and adversely affected.

Adverse weather conditions during our peak selling seasons for our home and garden products could have a material adverse effect on our home and garden business.

Weather conditions have a significant impact on the timing and volume of sales of certain of our lawn and garden and household insecticide and repellent products. For example, periods of dry, hot weather can decrease insecticide sales, while periods of cold and wet weather can slow sales of herbicides. Adverse weather conditions during the first six months of the calendar year (the Company’s second and third fiscal quarters), when demand for home and garden control products typically peaks, could have a material adverse effect on our home and garden business and our financial results during such period.

Our products utilize certain key raw materials; any significant increase in the price of, or change in supply and demand for, these raw materials could have a material and adverse effect on our business, financial condition and profits.

The principal raw materials used to produce our products, including petroleum-based plastic materials and corrugated materials (for packaging), are sourced either on a global or regional basis by us or our suppliers, and the prices of those raw materials are susceptible to price fluctuations due to supply and demand trends, energy costs, transportation costs, government regulations, duties and tariffs, changes in currency exchange rates, price controls, general economic conditions, inflation, and other unforeseen circumstances. Although we may seek to increase the prices of certain of our goods to our customers, we may not be able to pass all of these cost increases on to our customers. As a result, our margins may be adversely impacted by such cost increases. We cannot provide any assurance that our sources of supply will not be interrupted due to changes in worldwide supply of or demand for raw materials or other events that interrupt material flow, which may have an adverse effect on our profitability and results of operations.

If we are not effective in managing our exposure to above average costs for an extended period of time, and we are unable to pass our raw materials costs on to our customers, our future profitability may be materially and adversely affected. Furthermore, with respect to transportation costs, certain modes of delivery are subject to fuel surcharges which are determined based upon the current cost of diesel fuel in relation to pre-established agreed upon costs. We may be unable to pass these fuel surcharges on to our customers, which may have an adverse effect on our profitability and results of operations.

In addition, we have exclusivity arrangements and minimum purchase requirements with certain of our suppliers for the home and garden business, which increase our dependence upon and exposure to those suppliers. Some of those agreements include caps on the price we pay for our supplies and in certain instances these caps have allowed us to purchase materials at below market prices. When we attempt to renew those contracts, the other parties to the contracts may not be willing to include or may limit the effect of those caps and could even attempt to impose above market prices in an effort to make up for any below market prices paid by us prior to the renewal of the agreement. Any failure to timely obtain suitable supplies at competitive prices could materially adversely affect our business, financial condition and results of operations.

Our dependence on a few suppliers for certain of our products makes us vulnerable to a disruption in the supply of our products.

Although we have long-standing relationships with many of our suppliers, we generally do not have long-term contracts with them. An adverse change in any of the following could have a material adverse effect on our business, financial condition and results of operations:

- our ability to identify and develop relationships with qualified suppliers;
- the terms and conditions upon which we purchase products from our suppliers, including applicable exchange rates, transport and other costs, our suppliers' willingness to extend credit to us to finance our inventory purchases and other factors beyond our control;
- the financial condition of our suppliers;
- political and economic instability in the countries in which our suppliers are located, as a result of war, terrorist attacks, pandemics, natural disasters or otherwise;
- our ability to import outsourced products;
- our suppliers' noncompliance with applicable laws, trade restrictions and tariffs; or
- our suppliers' ability to manufacture and deliver outsourced products according to our standards of quality on a timely and efficient basis.

If our relationship with one of our key suppliers is adversely affected, we may not be able to quickly or effectively replace such supplier and may not be able to retrieve tooling, molds or other specialized production equipment or processes used by such supplier in the manufacture of our products. The loss of one or more of our suppliers, a material reduction in their supply of products or provision of services to us or extended disruptions or interruptions in their operations could have a material adverse effect on our business, financial condition and results of operations.

Our home and garden products are mainly manufactured from our St. Louis, MO, facility and our aquatics products and certain companion animal products are manufactured in Blacksburg, VA, Bridgeton, MO, Noblesville IN and Melle, Germany. We are dependent upon the continued safe operation of these facilities.

Our facilities are subject to various hazards associated with the manufacturing, handling, storage, and transportation of chemical materials and products, including human error, leaks and ruptures, explosions, floods, fires, inclement weather and natural disasters, power loss or other infrastructure failures, mechanical failure, unscheduled downtime, regulatory requirements, the loss of certifications, technical difficulties, labor disputes, inability to obtain material, equipment or transportation, environmental hazards such as remediation, chemical spills, discharges or releases of toxic or hazardous substances or gases, and other risks. Many of these hazards could cause personal injury and loss of life, severe damage to, or destruction of, property and equipment and environmental contamination. In addition, the occurrence of material operation problems at our facilities due to any of these hazards could cause a disruption in the production of products. We may also encounter difficulties or interruption as a result of the application of enhanced manufacturing technologies or changes to production lines to improve throughput or to upgrade or repair its production lines. The Company's insurance policies have coverage in case of significant damage to its manufacturing facilities but may not fully compensate for the cost of replacement for any such damage and any loss from business interruption. As a result, we may not be adequately insured to cover losses resulting from significant damage to its manufacturing facility. Any damage to its facility or interruption in manufacturing could result in production delays and delays in meeting contractual obligations which could have a material adverse effect on relationships with customers and on its results of operations, financial condition or cash flows in any given period.

We face risks related to our sales of products obtained from third-party suppliers.

We sell a significant number of products that are manufactured by third-party suppliers over which we have no direct control. While we have implemented processes and procedures to try to ensure that the suppliers we use are complying with all applicable regulations, there can be no assurances that such suppliers in all instances will comply with such processes and procedures or otherwise with applicable regulations. Noncompliance could result in our marketing and distribution of contaminated, defective or dangerous products which could subject us to liabilities and could result in the imposition by governmental authorities of procedures or penalties that could restrict or eliminate our ability to purchase products. Any or all of these effects could adversely affect our business, financial condition, and results of operations.

Additionally, the impact of economic conditions of our suppliers cannot be predicted and our suppliers may be unable to access financing or become insolvent and thus become unable to supply us with products. Development in tax policy, such as the imposition of tariffs on imported goods, could further have a material adverse effect on our results of operations and liquidity.

In addition, the Dodd-Frank Wall Street Reform and Consumer Protection Act includes provisions regarding certain minerals and metals, known as conflict minerals, mined from the Democratic Republic of Congo and adjoining countries. These provisions require companies to undertake due diligence procedures and report on the use of conflict minerals in its products, including products manufactured by third parties. Compliance with these provisions causes us to incur costs to certify that our supply chain is conflict free and we may face difficulties if our suppliers are unwilling or unable to verify the source of their materials. Our ability to source these minerals and metals may also be adversely impacted. In addition, our customers may require that we provide them with a certification and our inability to do so may disqualify us as a supplier.

We face a number of local, regional, and global uncertainties and potential disruptions which could adversely impact our businesses.

We face a number of local, regional, and global uncertainties and potential disruptions which could adversely impact our businesses, our financial performance or liquidity, and our ability to carry out our go-forward plans and strategies. These economic uncertainties and potential disruptions include a slow-down in the general economy; reduced market growth rates; increased inflation rates and cost of goods; increased fuel and employee costs; higher interest rates; tighter credit markets; changes in government policies, including the imposition of tariffs or import costs; the deterioration of economic relations between countries or regions; actions taken by governmental authorities to contain the spread of COVID-19 and mitigate its public health effects;and the escalation or continuation of armed conflict, hostilities or economic sanctions between countries or regions, all of which can negatively impact our ability to manufacture, supply or sell our products and otherwise conduct our day-to-day operations. For instance, the conflict between Russia and Ukraine has led us to terminate, reduce or significantly change our business activities in these regions and certain surrounding regions. We have initiated the closure of our HPC operations within Russia and in the future, we may have to further reduce or cease doing business within the certain surrounding regions, which could have a negative impact on our ability to collect outstanding accounts receivables, or impose additional costs, further negatively impacting our business performance. In addition, the economic sanctions and hostilities in Russia and Ukraine may negatively impact our and our customers' financial viability, which may negatively impact us or the demands or economic viability of our customers in Russia and in other parts of the world.

Additionally, global economic conditions or restrictions from armed conflicts or the COVID-19 pandemic may cause our suppliers, distributors, contractors, or other third-party partners to suffer financial or operating difficulties that they cannot overcome, resulting in their inability to provide us with the materials and services we need, in which case our business and results of operations could be adversely affected. For instance, our suppliers in Asia and other parts of the world have, and may continue to experience, shutdown or limitations in their operations as result of the COVID-19 pandemic, which may contain or limit our ability to supply or distribute our products to our customers and negatively impact our business. Moreover, we have experienced, and may continue to experience, delays in the receipt of certain goods from international and domestic shipping origins as a result of the COVID-19 pandemic and more general global supply chain constraints in both fiscal 2021 and fiscal 2022. While we have taken certain remediating actions in response to the ongoing global supply chain challenges, these measures may not be sufficient and other supply chain challenges may continue to arise that are beyond our control and could negatively affect our business and financial performance.

Moreover, we have transitioned our third-party logistics service provider at our existing Edwardsville, IL distribution center and increased our warehouse capacity nearby. These efforts require incorporating a new service provider into our distribution capabilities and adding another distribution center into our operations. These efforts are complicated and require coordination among a number of our stakeholder, including our suppliers and transportation and logistics handlers. These changes and updates are inherently difficult and may be exacerbated by the other uncertainties and potential disruptions our business faces. We do not control the operations of these third parties and are dependent on them to execute our orders and deliver our products in a timely and efficient way. The failure of these third parties to fulfill all of their obligations to us could result in lost sales, penalties and other adverse effects on our business. While we believe that optimizing our distribution centers and other aspects of our supply chain and customer delivery network will allow us to manage our inventory more efficiently and more effectively respond to customer demands, there can be no assurance that we will realize such benefits. We have experienced, and may continue to experience, delays in executing these efforts. Our inability to execute, or timely execute these efforts, has resulted in us being unable to supply, or timely supply, our products to our customers or incurring higher costs and reductions in revenues, incurring penalties imposed by our customers, or may disrupt our business operations.

Furthermore, our raw materials are sourced from industries characterized by a limited supply base, and their cost can fluctuate substantially. Under many of our supply arrangements, the price we pay for raw materials fluctuates along with certain changes in underlying commodities costs. Price increases for our raw materials have placed pressure on our costs and could continue to do so, and we may not be able to effectively hedge or pass along any such increases to our customers or consumers. Furthermore, any price increases passed along to our customers or consumers could significantly reduce demand for our products and could negatively affect our business and financial performance.

If we are unable to negotiate satisfactory terms to continue existing or enter into additional collective bargaining agreements, we may experience an increased risk of labor disruptions and our results of operations and financial condition may suffer.

While we currently expect to negotiate continuations to the terms of these agreements, there can be no assurances that we will be able to obtain terms that are satisfactory to us or otherwise to reach agreement at all with the applicable parties. In addition, in the course of our business, we may also become subject to additional collective bargaining agreements. These agreements may be on terms that are less favorable than those under our current collective bargaining agreements. Increased exposure to collective bargaining agreements, whether on terms more or less favorable than our existing collective bargaining agreements, could adversely affect the operation of our business, including through increased labor expenses. While we intend to comply with all collective bargaining agreements to which we are subject, there can be no assurances that we will be able to do so and any noncompliance could subject us to disruptions in our operations and materially and adversely affect our results of operations and financial condition. For additional information see the discussion over the Company's labor force subject to collective bargaining agreements under the caption *Employees* in *Item 1 - Business* above.

Significant changes in actual investment return on pension assets, discount rates, and other factors could affect our results of operations, equity and pension contributions in future periods.

Our results of operations may be positively or negatively affected by the amount of income or expense we record for our defined benefit pension plans. Accounting Principles Generally Accepted in the United States ("GAAP") requires that we calculate income or expense for the plans using actuarial valuations. These valuations reflect assumptions about financial markets and other economic conditions, which may change based on changes in key economic indicators. The most significant assumptions we use to estimate pension income or expense are the discount rate and the expected long-term rate of return on plan assets. In addition, we are required to make an annual measurement of plan assets and liabilities, which may result in a significant change to equity. Although pension expense and pension funding contributions are not directly related, key economic factors that affect pension expense would also likely affect the amount of cash we would contribute to pension plans as required under the Employee Retirement Income Security Act of 1974, as amended.

Our business may be materially affected by changes to fiscal and tax policies that could adversely affect our results of operations and cash flows.

We operate globally and changes in tax laws could adversely affect our results. On December 22, 2017, the Tax Cuts and Jobs Act (the "Tax Reform Act") was signed into law. The legislation, which became effective on January 1, 2018, significantly changed U.S. tax law by, among other things, lowering corporate income tax rates, implementing a dividends received deduction for dividends from foreign subsidiaries, imposing a repatriation tax on deemed repatriated earnings of foreign subsidiaries, a minimum tax on foreign earnings, limitations on deduction of business interest expense and limits on deducting compensation to certain executive officers. Additional tax regulations and interpretations of the Tax Reform Act have been, and continue to be, issued, some with retroactive application dates and some which materially impacted the Company. The Company understands that other U.S. taxpayers have or plan to challenge the constitutionality of a set of regulations that had a material impact on the Company. If the regulations were ruled unconstitutional, the Company could be favorably impacted. New or revised interpretations of the Tax Reform Act and state conformity with its provisions could have a material impact on the valuation allowance recorded on U.S. state net operating losses. Certain of these changes could have a negative or adverse impact on the operating results and cash flows of the Company. See *Note 16 – Income Taxes* to the Consolidated Financial Statements included elsewhere in this Annual Report for further discussion on the impact from the Tax Reform Act.

We may not be able to fully utilize our U.S. tax attributes.

The Company has accumulated a substantial amount of U.S. federal and state net operating loss ("NOLs") carryforwards, and federal and state tax credits that will expire if unused. We have concluded that it is more likely than not that the majority of the federal and state deferred tax assets will create tax benefits in the future. As a consequence of earlier business combinations and issuances of common stock, the Company and its subsidiaries have had various changes of ownership that continue to subject a significant amount of the Company's U.S. NOLs and other tax attributes to certain limitations; and therefore a valuation allowance is still recognized on certain federal and state tax asset carryforwards that are expected to expire due to the ownership change limitations or because we do not believe we will earn enough taxable income to utilize. Changes to state conformity to the provisions of the Tax Reform Act could have a material impact on the valuation allowance recorded on U.S. state net operating losses. If we are unable to fully utilize our NOLs to offset taxable income generated in the future, our future cash taxes could be materially and negatively impacted. For further discussion on the Company's federal and state NOLs, credits, and applicable valuation allowance as of September 30, 2022, see *Note 16 – Income Taxes* to the Consolidated Financial Statements included elsewhere in this Annual Report.

Our strategic initiatives including acquisitions and divestitures may not be successful and may divert our management's attention away from operations and could create general customer uncertainty.

Our growth strategy is based in part on growth through strategic initiatives including both acquisitions and divestitures, which poses a number of risks. We may not be successful in identifying appropriate acquisition candidates, achieving targeted values as part of a disposition, consummating an acquisition or divestiture on satisfactory terms, integrating any newly acquired or expanded business with our current operations, or separating a divested business or commingled operation effectively. We may issue additional equity, incur long-term or short-term indebtedness, spend cash or use a combination of these for all or part of the consideration paid in future acquisitions or expansion of our operations. Consideration received in a divestiture could be used to pay down indebtedness, repurchase shares, invest in future acquisitions or expansions, including capital investments, operating development and efficiency. The execution of our strategic initiatives could entail repositioning or similar actions that in turn require us to record impairments, restructuring and other charges. Any such charges would reduce our earnings. We cannot guarantee that any future business acquisitions or divestitures will be pursued or that any acquisitions or divestitures that are pursued will be consummated.

Additionally, successful integration and separation of operations, products and personnel may place a significant burden on our management and other internal resources. The diversion of management's attention, and any difficulties encountered in the transition process, could harm our business, financial condition, and operating results. Moreover, our customers may, in response to the announcement or consummation of a transaction, delay or defer purchasing decisions. If our customers delay or defer purchasing decisions, our revenues could materially decline or any anticipated increases in revenue could be lower than expected.

The integration of the Tristar Business into our HPC segment may be more difficult, time-consuming, or costly than expected. Synergies and other anticipated benefits may not be realized within the expected time frames, or at all.

On February 18, 2022 we completed the acquisition of the Tristar Business. Our ability to realize the anticipated benefits of the acquisition of the Tristar Business depend, to a large extent, on our ability to integrate the acquired business into our current HPC segment in a manner that facilitates growth opportunities and achieves projected growth trends without adversely affecting revenue and investments in future growth. The failure to meet the challenges involved in combining the Tristar Business with our current HPC segment and to realize the anticipated benefits from such combination, including expected synergies, could adversely affect our results of operations.

The overall combination of our businesses may also result in material unanticipated problems, expenses, liabilities, competitive responses, and loss of customer and other business relationships. The difficulties of combining the operations of the companies include, among others: diversion of management's attention to integration matters; difficulties in integrating operations and systems; challenges in conforming standards, controls, procedures and accounting and other policies, business cultures and compensation structures between the two companies; difficulties in integrating employees and attracting and retaining key personnel, challenges in retaining existing, and obtaining new customers, suppliers, employees and others; difficulties in achieving anticipated cost savings, synergies, business opportunities, financing plans and growth prospects from the combination; difficulties in managing the expanded operations of a larger HPC segment; challenges in continuing to develop valuable and widely accepted products; contingent liabilities that are larger than expected; and potential unknown liabilities, adverse consequences and unforeseen increased expenses associated with the acquisition of the Tristar Business.

Even if our combined operations are integrated successfully, the full benefits of the acquisition of the Tristar Business, including anticipated synergies, cost savings or sales or growth opportunities, may not be realized, and these benefits may not be achieved within our anticipated time frame or at all. Further, additional unanticipated costs may be incurred in the integration of our businesses. Many of these factors are outside of our control, and any one of them could result in lower revenues, higher costs and diversion of management time and energy, which could materially impact our business, financial condition, and results of operations.

Significant costs have been incurred and are expected to be incurred in connection with the consummation of recent and future strategic initiatives including the integration or separation of acquired or divested businesses within the Company.

We expect to incur one-time costs in connection with integrating our operations, products and personnel and those of the businesses we acquire or divest, in addition to costs related directly to completing such transactions. We would expect similar costs to be incurred with any future acquisition or divestiture. These costs may include expenditures for:

- employee redeployment, relocation or severance;
- integration or separation of operations and information systems;
- combination or segregation of research and development teams and processes; and
- reorganization or closures of facilities.

In addition, we expect to incur a number of non-recurring costs associated our operations with those strategic transactions. Additional unanticipated costs may yet be incurred as we integrate or separate our businesses. Although we expect that the elimination of duplicative costs, as well as the realization of other efficiencies may offset incremental transaction and transaction-related costs over time, this net benefit may not be achieved in the near term. Additionally, while we expect to benefit from leveraging distribution channels and brand names among the combined Company, we cannot assure you that we will achieve such benefits.

We may not realize the anticipated benefits of, and synergies from, our business acquisitions and may become responsible for certain liabilities and integration costs as a result.

Business acquisitions involve the integration of new businesses that have previously operated independently from us. The integration of our operations with those of acquired businesses is frequently expected to result in financial and operational benefits, including increased top line growth, margins, revenues and cost savings and be accretive to earnings per share, earnings before interest, taxes, depreciation and amortization and free cash flow before synergies. There can be no assurance, however, regarding when or the extent to which we will be able to realize increased top line growth, margins, revenues, cost savings or accretions to earnings per share, earnings before interest, taxes, depreciation and amortization or free cash flow or other benefits. Integration may also be difficult, unpredictable, and subject to delay because of possible company culture conflicts and different opinions on technical decisions and product roadmaps. We will often be required to integrate or, in some cases, replace, numerous systems, including those involving management information, purchasing, accounting and finance, sales, billing, employee benefits, payroll and regulatory compliance, many of which may be dissimilar. In some instances, we and certain acquired businesses have served the same customers, and some customers may decide that it is desirable to have additional or different suppliers. Difficulties associated with the integration of acquired businesses could have a material adverse effect on our business.

We may also acquire partial or full ownership in businesses or may acquire rights to market and distribute particular products or lines of products. The acquisition of a business or the rights to market specific products or use specific product names may involve a financial commitment by us, either in the form of cash or equity consideration. In the case of a new license, such commitments are usually in the form of prepaid royalties and future minimum royalty payments. There is no guarantee that we will acquire businesses or product distribution rights that will contribute positively to our earnings. Anticipated synergies may not materialize, cost savings may be less than expected, sales of products may not meet expectations and acquired businesses may carry unexpected liabilities.

In addition, in connection with business acquisitions, we have assumed, and may assume in connection with future acquisitions, certain potential liabilities. To the extent such liabilities are not identified by us or to the extent the indemnifications obtained from third parties are insufficient to cover such liabilities, these liabilities could have a material adverse effect on our business.

We may not be able to retain key personnel or recruit additional qualified personnel, which could materially affect our business and require us to incur substantial additional costs to recruit replacement personnel.

We are highly dependent on the continuing efforts of our senior management team and other key personnel. Our business, financial condition and results of operations could be materially adversely affected if we lose any of these persons and are unable to attract and retain qualified replacements. Additionally, the agreements that we sign as a result of business acquisitions could affect our current and prospective employees due to uncertainty about their future roles. This uncertainty may adversely affect our ability to attract and retain key management, sales, marketing and technical personnel. Any failure to attract and retain key personnel could have a material adverse effect on our business. If any of our key personnel or those of our acquired businesses were to join a competitor or form a competing company, existing and potential customers or suppliers could choose to form business relationships with that competitor instead of us. There can be no assurance that confidentiality, non-solicitation, non-competition or similar agreements signed by former directors, officers, employees or stockholders of us, our acquired businesses or our transactional counterparties will be effective in preventing a loss of business. In addition, we currently do not maintain "key person" insurance covering any member of our management team.

The proposed sale of our HHI division to ASSA ABLOY AB ("ASSA") is subject to regulatory approval and is subject to a complaint filed by the U.S. Department of Justice ("DOJ") to enjoin the transaction.

The consummation of the acquisition of the HHI division by ASSA is subject to certain customary conditions, including, among other things, (i) the absence of a material adverse effect on HHI, (ii) the receipt of certain antitrust and other approvals in certain specified foreign jurisdictions, (iii) the accuracy of the representations and warranties of the parties (generally subject to a customary material adverse effect standard (as described in the Purchase Agreement) or other customary materiality qualifications), (iv) the absence of governmental restrictions on the consummation of the acquisition in certain jurisdictions, and (v) material compliance by the parties with their respective covenants and agreements under the Purchase Agreement. The Company may not receive the required approval and other clearances for the transaction, or they may not be received in a timely manner. If such approvals are received, they may impose terms, conditions or restrictions that may cause a failure of the closing conditions set forth in the Purchase Agreement or that could have a detrimental impact on the Company following completion of the transaction. A substantial delay in obtaining the required authorizations, approvals or consents or the imposition of unfavorable terms, conditions or restrictions could prevent the completion of the sale, and government authorities could seek to block or challenge the transaction as they deem necessary or desirable in the public interest.

On June 14, 2022, the Company and ASSA agreed to extend the outside date of the consummation of the acquisition to June 30, 2023 to provide additional time to secure necessary governmental approval. On September 15, 2022, the DOJ filed a complaint seeking to enjoin the transaction and block the acquisition of the HHI division by ASSA. The Company expects that the trial will occur in April 2023. Both the Company and ASSA have stated their disagreement with the DOJ'a concerns and are committed to completing the transaction and are confident that they will prevail in litigation. ASSA has also announced that, to resolve all the alleged competitive concerns surrounding the acquisition of HHI, it has initiated a process to sell its Emtek and its smart residential business in the U.S. and Canada. Despite our intentions and confidence that the court will agree with us and permit the consummation of the transaction, we cannot provide any assurance or guarantee that the resolution will be in our favor to. The Company continues to recognize the HHI division as held for sale and as a component of our discontinued operations. See *Note 3 - Divestitures* to the Consolidated Financial Statements included elsewhere in our Annual Report.

Increased focus by governmental and non-governmental organizations, customers, consumers and investors on sustainability issues, including those related to climate change, may have an adverse effect on our business, financial condition and results of operations and damage our reputation.

As climate change, land use, water use, deforestation, plastic waste, recyclability or recoverability of packaging, including single-use and other plastic packaging, and other sustainability concerns become more prevalent, governmental and non-governmental organizations, customers, consumers and investors are increasingly focusing on these issues. In particular, changing consumer preferences may result in increased customer and consumer concerns and demands regarding plastics and packaging materials, including single-use and non-recyclable plastic packaging, and their environmental impact on sustainability, a growing demand for natural or organic products and ingredients, or increased consumer concerns or perceptions (whether accurate or inaccurate) regarding the effects of ingredients or substances present in certain consumer products. This increased focus on environmental issues and sustainability may result in new or increased regulations and customer, consumer and investor demands that could cause us to incur additional costs or to make changes to our operations to comply with any such regulations and address demands. If we are unable to respond, or are perceived to be inadequately responding to sustainability concerns, customers and consumers may choose to purchase products from a competitor. Concern over climate change may result in new or increased legal and regulatory requirements to reduce or mitigate the effects of climate change on the environment. Increased costs of energy or compliance with emissions standards due to increased legal or regulatory requirements may cause disruptions in or increased costs associated with manufacturing our products. Any failure to achieve our goals with respect to reducing our impact on the environment or a perception (whether or not valid) of our failure to act responsibly with respect to the environment or to effectively respond to new, or changes in, legal or regulatory requirements concerning climate change or other sustainability concerns could adversely affect our business and reputation.

Our business could be negatively impacted by corporate citizenship and sustainability matters and/or our reporting of such matters.

There is an increasing focus from certain investors, customers, consumers, employees, and other stakeholders concerning corporate citizenship and sustainability matters. From time to time, we communicate certain initiatives, including goals, regarding environmental matters, responsible sourcing and social investments. We could fail, or be perceived to fail, in our achievement of such initiatives or goals, or we could fail in fully and accurately reporting our progress on such initiatives and goals. In addition, we could be criticized for the scope of such initiatives or goals or perceived as not acting responsibly in connection with these matters. Our business could be negatively impacted by such matters. Any such matters, or related corporate citizenship and sustainability matters, could have a material adverse effect on our business.

Risks Related to our Indebtedness and Financing Activities

Our substantial indebtedness may limit our financial and operating flexibility, and we may incur additional debt, which could increase the risks associated with our substantial indebtedness.

We have, and we expect to continue to have, a significant amount of indebtedness. See *Note 12 - Debt* to the Consolidated Financial Statements included elsewhere in this Annual Report for additional detail. Our substantial indebtedness has had, and could continue to have, material adverse consequences for our business, and may:

- require us to dedicate a large portion of our cash flow to pay principal and interest on our indebtedness, which will reduce the availability of our cash flow to fund working capital, capital expenditures, research and development expenditures and other business activities;
- increase our vulnerability to general adverse economic and industry conditions;
- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
- restrict our ability to make strategic acquisitions, dispositions or to exploit business opportunities;
- place us at a competitive disadvantage compared to our competitors that have less debt; and
- limit our ability to borrow additional funds (even when necessary to maintain adequate liquidity) or dispose of assets.

Under our senior credit agreement governing our secured facilities and the indentures governing our senior notes (together, our "debt agreements"), we may incur additional indebtedness. If new debt is added to our existing debt levels, the related risks that we now face would increase.

Furthermore, a portion of our debt bears interest at variable rates. Increases in market interest rates may raise the interest rate on our variable rate debt and create higher debt service requirements, which would adversely affect our cash flow and could adversely impact our results of operations. While we may enter into agreements limiting our exposure to higher debt service requirements, any such agreements may not offer complete protection from this risk. Upon completion of a divestiture, we may be required to pay down debt using proceeds from the sale.

Restrictive covenants in our debt agreements may restrict our ability to pursue our business strategies.

Our debt agreements each restrict, among other things, asset dispositions, mergers and acquisitions, dividends, stock repurchases and redemptions, other restricted payments, indebtedness and preferred stock, loans and investments, liens and affiliate transactions. Our debt agreements also contain customary events of default and covenants imposing operating and financial restrictions on our business. These covenants could, among other things, restrict our ability to incur additional indebtedness, liens or engage in sale and leaseback transactions, pay dividends or make distribution in respect of capital stock, make certain restricted payments, sell assets, engage in transactions with affiliates, except on an arms-length basis, or consolidate or merge with or sell substantially all of our assets. Further, these covenants could, among other things, limit our ability to fund future working capital and capital expenditures, engage in future acquisitions or development activities, or otherwise realize the value of our assets and opportunities fully. In addition, our debt agreements may require us to dedicate a portion of cash flow from operations to payments on debt and also contain borrowing restrictions based on, among other things, our fixed charge coverage ratio. Furthermore, the credit agreement governing our senior secured facilities contains a financial covenant relating to maximum leverage. Such requirements and covenants could limit the flexibility of our restricted entities in planning for, or reacting to, changes in the industries in which they operate. Our ability to comply with these covenants is subject to certain events outside our control. If we are unable to comply with these covenants, the lenders under our senior secured facilities could terminate their commitments and the lenders under our senior secured facilities or the holders of our senior notes could accelerate repayment of our outstanding borrowings and, in either case, we may be unable to obtain adequate refinancing of outstanding borrowings on favorable terms or at all. If we are unable to repay outstanding borrowings when due, the lenders under the senior secured facilities will also have the right to proceed against the collateral granted to them to secure the indebtedness owed to them. If our obligations under the senior secured facilities are accelerated, we cannot assure you that our assets would be sufficient to repay in full such indebtedness.

Future financing activities may adversely affect our leverage and financial condition.

Subject to the limitations set forth in our debt agreements, we may incur additional indebtedness and issue dividend-bearing redeemable equity interests. We may incur substantial additional financial obligations to enable us to execute our business objectives. These obligations could result in:

- default and foreclosure on our assets if our operating revenues after an investment or acquisition are insufficient to repay our financial obligations;
- acceleration of our obligations to repay the financial obligations even if we make all required payments when due if we breach certain covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;
- our immediate payments of all amounts owed, if any, if such financial obligations are payable on demand;
- our inability to obtain additional financing if such financial obligations contain covenants restricting our ability to obtain such financing while the financial obligations remain outstanding;
- our inability to pay dividends on our capital stock;
- using a substantial portion of our cash flow to pay principal and interest or dividends on our financial obligations, which will reduce the funds available for dividends on our Common Stock if declared, expenses, capital expenditures, acquisitions and other general corporate purposes;
- limitations on our flexibility in planning for and reacting to changes in our business and in the industries in which we operate;
- an event of default that triggers a cross default with respect to other financial obligations, including our indebtedness;
- increased vulnerability to adverse changes in general economic, industry, financial, competitive, legislative, regulatory and other conditions and adverse changes in government regulation; and
- limitations on our ability to borrow additional amounts for expenses, capital expenditures, acquisitions, debt service requirements, execution of our strategy and other purposes and other disadvantages compared to our competitors.

Risks Related to our International Operations

We are subject to significant international business risks that could hurt our business and cause our results of operations to fluctuate.

A significant portion of our net sales are to customers outside of the U.S. See *Note 6 - Revenue Recognition* and *Note 21 – Segment Information* to the Consolidated Financial Statements included elsewhere in the Annual Report, for sales by geographic region. Our pursuit of international growth opportunities may require significant investments for an extended period before returns on these investments, if any, are realized. Our international operations are subject to risks including, among others:

- currency fluctuations, including, without limitation, fluctuations in the foreign exchange rate of the Euro, British Pound, Canadian Dollar, Australian Dollar, Japanese Yen, Chinese Renminbi, and the Mexican Peso;
- changes in the economic conditions or consumer preferences or demand for our products in these markets;
- the risk that because our brand names may not be locally recognized, we must spend significant amounts of time and money to build brand recognition without certainty that we will be successful;
- labor unrest;
- political and economic instability, as a result of war, terrorist attacks, pandemics, natural disasters or otherwise;
- lack of developed infrastructure;
- longer payment cycles and greater difficulty in collecting accounts;
- restrictions on transfers of funds;
- import and export duties and quotas, as well as general transportation costs;
- changes in domestic and international customs and tariffs;
- compliance with laws and regulations concerning ethical business practices, such as U.S. Foreign Corrupt Practices Act;
- compliance with U.S. economic sanctions and laws and regulations (including those administered by the U.S. Department of the Treasury's Office of Foreign Assets Control ("OFAC") and export controls;
- changes in foreign labor laws and regulations affecting our ability to hire and retain employees;
- inadequate protection of intellectual property in foreign countries;
- unexpected changes in regulatory environments;
- actions taken by governmental authorities to contain the spread of COVID-19 and mitigate its public health effects;
- difficulty in complying with foreign law; and
- adverse tax consequences.

The foregoing factors may have a material adverse effect on our ability to increase or maintain our supply of products, financial condition or results of operations.

As a result of our international operations, we face a number of risks related to exchange rates and foreign currencies.

Our international sales and certain of our expenses are transacted in foreign currencies. During the fiscal year ended September 30, 2022, approximately 39% of our net sales were denominated in foreign currencies. We expect that the amount of our revenues and expenses transacted in foreign currencies will increase as our Latin American, European and Asian operations grow and as a result of acquisitions in these markets and, as a result, our exposure to risks associated with foreign currencies could increase accordingly. Significant changes in the value of the U.S. dollar in relation to foreign currencies will affect our sales through our pricing for certain segments or products sold in international jurisdictions, our purchasing activity and cost of goods sold, and our overall operating margins, which could result in exchange losses or otherwise have a material effect on our business, financial condition and results of operations. Changes in currency exchange rates may also affect our sales to, purchases from, and loans to, our subsidiaries, as well as sales to, purchases from, and bank lines of credit with, our customers, suppliers and creditors that are denominated in foreign currencies.

We source many products from China and other Asian countries. To the extent the Chinese Renminbi (“RMB”) or other currencies depreciate or appreciate with respect to the U.S. dollar ("USD"), we may experience fluctuations in our results of operations. The RMB is not pegged to the USD at a constant exchange rate and instead fluctuates versus a basket of currencies. Although the People’s Bank of China has historically intervened in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate within a flexible peg range against the USD in the medium to long term. Moreover, it is possible that in the future Chinese authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market.

Additionally, many products in our international operations are sourced through USD denominated transactions and sold within their respective markets using local currencies. We may experience fluctuations in our results of operations for changes in the local currency rates reflective of the USD. The deterioration of any local currency against the USD may impact our ability to appropriately price and realize operating margins for such products consistent to historical operations within those international markets. We may not be successful in implementing customer pricing or other actions in an effort to mitigate the impact of currency fluctuations and, consequently, our results of operations may be adversely impacted.

While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure to currency fluctuations. See *Note 14 - Derivatives* to the Consolidated Financial Statements included elsewhere in this Annual Report for further detail on related hedging activity.

Our international operations expose us to risks related to compliance with the laws and regulations of foreign countries.

Electronic and electrical products that depend on electric current to operate ("EEE") that we sell in Europe are subject to regulation in EU markets under two key EU directives. Among our brands, this includes a limited range of products, such as aquarium pumps, heaters, and lighting. We are subject to two EU Directives that may have a material impact on our business: Restriction of the Use of Hazardous Substances in Electrical and Electronic Equipment ("RUHSEEE") and Waste of Electrical and Electronic Equipment ("WEEE"). RUHSEEE requires us to eliminate specified hazardous materials from products we sell in EU member states. WEEE requires us to collect and treat, dispose of or recycle certain products we manufacture or import into the EU at our own expense. The costs associated with maintaining compliance or failing to comply with the EU Directives may harm our business. For example:

- Although contracts with our suppliers address related compliance issues, we may be unable to procure appropriate RUHSEEE-compliant material in sufficient quantity and quality and/or be able to incorporate it into our product procurement processes without compromising quality and/or harming our cost structure.
- We may face excess and/or obsolete inventory risk related to non-compliant inventory that we may hold for which there is reduced demand, and we may need to write down the carrying value of such inventories.

We believe that compliance with RUHSEEE does not have a material effect on our capital expenditures, financial condition, earnings or competitive position. To comply with WEEE requirements, we have partnered with other companies to create a comprehensive collection, treatment, disposal and recycling program as specified within the member countries we conduct business. As EU member states pass enabling legislation we currently expect our compliance system to be sufficient to meet such requirements. Our current estimated costs associated with compliance with WEEE are not significant based on our current market share. However, we continue to evaluate the impact of the WEEE legislation and implementing regulations as EU member states implement guidance and as our market share changes and, as a result, actual costs to our company could differ from our current estimates and may be material to our business, financial condition or results of operations.

Many of the developing countries in which we operate do not have significant governmental regulation relating to environmental safety, occupational safety, employment practices or other business matters routinely regulated in the U.S. and EU or may not rigorously enforce such regulation. As these countries and their economies develop, it is possible that new regulations or increased enforcement of existing regulations may increase the expense of doing business in these countries. In addition, social legislation in many countries in which we operate may result in significantly higher expenses associated with labor costs, terminating employees or distributors and closing manufacturing facilities. Increases in our costs as a result of increased regulation, legislation or enforcement could materially and adversely affect our business, results of operations and financial condition.

We face risks related to the impact on foreign trade agreements and relations.

Recent changes in the United States federal government have caused uncertainty about the future of trade partnerships and treaties, such as the North American Free Trade Agreement ("NAFTA") and the World Trade Organization. The United States has withdrawn from the Trans Pacific Partnership Agreement ("TPPA"), which may affect the Company's ability to leverage lower cost facilities in territories outside of the U.S. Additionally, on November 30, 2018 the U.S., Mexico, and Canada signed a replacement trade deal for NAFTA known as the U.S.-Mexico-Canada Agreement ("USMCA"), which was subsequently ratified by each government. The USMCA maintains duty-free access for most products and leaves most key provisions of the NAFTA agreement largely intact. Any additional assertive trade policies could result in further conflicts with U.S. trading partners, which could affect the Company's supply chains, sourcing, and markets. Foreign countries may impose additional burdens on U.S. companies through the use of local regulations, tariffs or other requirements which could increase our operating costs in those foreign jurisdictions. It remains unclear what additional actions, if any, the current administration will take. If the United States were to materially modify or replace any international trade agreements to which it is a party, or if tariffs were raised on the foreign-sourced goods that we sell, such goods may no longer be available at a commercially attractive price, which in turn could have a material adverse effect on our business, financial condition and results of operations.

We face risks relating to tariffs imposed by the United States and other governments.

The United States government has implemented tariffs on certain products imported into the United States, which has resulted in reciprocal tariffs from the European Union on goods imported from the United States. In addition, for a number of countries, including European countries and China, the United States government has placed a series of tariffs on imported goods. In response a number of countries, including several in Europe as well as China, have imposed tariffs on a wide range of American products. Additional tariffs could be imposed by the United States or on the United States' response to actions taken by the United States government. These governmental actions could have, and any similar future action may have, a material adverse effect on our business, financial condition and result of operations. For instance, a large percentage of our products that we sell in the United States are manufactured or sourced in China. While it is too early to predict the full extent of the impact of these actions on our business, the imposition of tariffs on products imported by us from China have in some cases required us to increase prices to our customers or and/or resulted in lowering our gross margin on products sold.

We face risks relating to the United Kingdom's exit from the European Union.

Following the 2016 referendum in the United Kingdom ("UK"), the UK left the EU on January 1, 2020, but remained in the EU single market and customers union during a transition period that ended on December 31, 2020. As a result, there is significant uncertainty on a range of issues from the value of the pound, the impact on financial markets, to the impact on trade in goods and services between the UK and the EU. There is also significant uncertainty as to whether, and to what extent, laws, regulations, data privacy rules, and product and other standards in the UK will remain aligned with the EU or will diverge. There could be increased costs from re-imposition of tariffs on trade between the UK and EU, shipping delays due to the need for customs inspections and procedures, temporary shortages of certain goods or materials and other adverse impacts on supply chains. There could also be changes in tax rules that could affect us. Macro-economic trends could also be adversely affected. Increased costs for goods and services, as well as other effects of dislocations caused by the UK withdrawal, could adversely affect consumer confidence and business sentiment. Any of the foregoing could affect us, but due to the level of uncertainty, we are unable to predict the potential impact on our business, results of operations, financial condition, liquidity or cash flows, which could be material.

We are subject to risks associated with importing goods and materials from foreign countries.

A portion of goods and materials may be sourced by vendors and by us outside of the United States. Although we have implemented policies and procedures designed to facilitate compliance with laws and regulations relating to doing business in foreign markets and importing merchandise from abroad, there can be no assurance that suppliers and other third parties with whom we do business will not violate such laws and regulations or our policies, which could subject us to liability and could adversely affect our results of operations.

We are subject to the various risks of importing merchandise from abroad and purchasing product made in foreign countries, such as:

- potential disruptions in manufacturing, logistics and supply;
- changes in duties, tariffs, quotas and voluntary export restrictions on imported goods;
- strikes and other events affecting delivery;
- product compliance with laws and regulations of the destination country;
- product liability claims from customers or penalties from government agencies relating to products that are recalled, defective or otherwise noncompliance or alleged to be harmful;
- concerns about human rights, working conditions and other labor rights and conditions and environmental impact in foreign countries where goods are produced and materials or components are sourced, and changing labor, environmental and other laws in these countries;
- local business practice and political issues that may result in adverse publicity or threatened or actual adverse consumer actions, including boycotts;
- compliance with laws and regulations concerning ethical business practices, such as the U.S. Foreign Corrupt Practices Act;
- compliance with U.S. economic sanctions laws and regulations (including those administered by OFAC); and
- economic, political or other problems in countries from or through which goods are imported.

Political or financial instability, trade restrictions, tariffs, currency exchange rates, labor conditions, congestion and labor issues at major ports, transport capacity and costs, systems issues, problems in third-party distribution and warehousing and other interruptions of the supply chain, compliance with U.S. and foreign laws and regulations and other factors relating to international trade and imported merchandise beyond our control could affect the availability and the price of our inventory. These risks and other factors relating to foreign trade could subject us to liability or hinder our ability to access suitable merchandise on acceptable terms, which could adversely impact our results of operations. In addition, developments in tax policy, such as the disallowance of tax deductions for imported merchandise, or the imposition of tariffs on imported goods, could have a material adverse effect on our results of operations and liquidity

Risks Related to Data Privacy and Intellectual Property

We may not be able to adequately establish and protect our intellectual property rights, and the infringement or loss of our intellectual property rights could harm our business.

To establish and protect our intellectual property rights, we rely upon a combination of national, foreign and multinational patent, trademark and trade secret laws, together with licenses, confidentiality agreements and other contractual arrangements. The measures that we take to protect our intellectual property rights may prove inadequate to prevent third parties from infringing or misappropriating our intellectual property. We may need to resort to litigation to enforce or defend our intellectual property rights. If a competitor or collaborator files a patent application claiming technology also claimed by us, or a trademark application claiming a trademark, service mark or trade dress also used by us, in order to protect our rights, we may have to participate in expensive and time consuming opposition or interference proceedings before the U.S. Patent and Trademark Office or a similar foreign agency. Similarly, our intellectual property rights may be challenged by third parties or invalidated through administrative process or litigation. The costs associated with protecting intellectual property rights, including litigation costs, may be material. Furthermore, even if our intellectual property rights are not directly challenged, disputes among third parties could lead to the weakening or invalidation of our intellectual property rights, or our competitors may independently develop technologies that are substantially equivalent or superior to our technology. Obtaining, protecting and defending intellectual property rights can be time consuming and expensive, and may require us to incur substantial costs, including the diversion of the time and resources of management and technical personnel.

Moreover, the laws of certain foreign countries in which we operate or may operate in the future do not protect, and the governments of certain foreign countries do not enforce, intellectual property rights to the same extent as do the laws and government of the U.S., which may negate our competitive or technological advantages in such markets. Also, some of the technology underlying our products is the subject of nonexclusive licenses from third parties. As a result, this technology could be made available to our competitors at any time. If we are unable to establish and then adequately protect our intellectual property rights, our business, financial condition and results of operations could be materially and adversely affected.

We license various trademarks, tradenames and patents from third parties for certain of our products. These licenses generally place marketing obligations on us and require us to pay fees and royalties based on net sales or profits. Typically, these licenses may be terminated if we fail to satisfy certain minimum sales obligations or if we breach the terms of the license. The termination of these licensing arrangements, failure to renew or enter into a new agreement on acceptable terms could adversely affect our business, financial condition and results of operations. When our right to use these trademarks, brand names and logos expires, we may not be able to maintain or enjoy comparable name recognition or status under our new brand. If we are unable to successfully manage the transition of our business to new brands, our reputation among our customers could be adversely affected, and our revenue and profitability could decline. Refer to *Item 1 - Business* included elsewhere in this Annual Report for further discussions on licensed tradenames and related contractual terms. There can be no assurance that we will be able to renew our existing licensing agreements for associated tradenames outside of their existing terms and options, or that we will be able to retain tradenames indefinitely that are not directly owned by the Company.

If we are unable to protect the confidentiality of our proprietary information and know-how, the value of our technology, products and services could be harmed significantly.

We rely on trade secrets, know-how and other proprietary information in operating our business. If this information is not adequately protected, then it may be disclosed or used in an unauthorized manner. To the extent that consultants, key employees or other third parties apply technological information independently developed by them or by others to our proposed products, disputes may arise as to the proprietary rights to such information, which may not be resolved in our favor. The risk that other parties may breach confidentiality agreements or that our trade secrets become known or independently discovered by competitors, could harm us by enabling our competitors, who may have greater experience and financial resources, to copy or use our trade secrets and other proprietary information in the advancement of their products, methods or technologies. The disclosure of our trade secrets would impair our competitive position, thereby weakening demand for our products or services and harming our ability to maintain or increase our customer base.

Claims by third parties that we are infringing their intellectual property and other litigation could adversely affect our business.

From time to time in the past we have been subject to claims that we are infringing the intellectual property of others. We currently are the subject of such claims and it is possible that third parties will assert infringement claims against us in the future. An adverse finding against us in these or similar trademark or other intellectual property litigations may have a material adverse effect on our business, financial condition and results of operations. Any such claims, with or without merit, could be time consuming and expensive, and may require us to incur substantial costs, including the diversion of the resources of management and technical personnel, cause product delays or require us to enter into licensing or other agreements in order to secure continued access to necessary or desirable intellectual property. If we are deemed to be infringing a third-party's intellectual property and are unable to continue using that intellectual property as we had been, our business and results of operations could be harmed if we are unable to successfully develop non-infringing alternative intellectual property on a timely basis or license non-infringing alternatives or substitutes, if any exist, on commercially reasonable terms. In addition, an unfavorable ruling in intellectual property litigation could subject us to significant liability, as well as require us to cease developing, manufacturing or selling the affected products or using the affected processes or trademarks. Any significant restriction on our proprietary or licensed intellectual property that impedes our ability to develop and commercialize our products could have a material adverse effect on our business, financial condition and results of operations.

A cybersecurity breach or failure of one or more key information technology systems could have a material adverse impact on our business or reputation.

We rely extensively on information technology (IT) systems, networks and services, including internet sites, data hosting and processing facilities and tools and other hardware, software and technical applications and platforms, some of which are managed, hosted, provided and/or used by third-parties or their vendors, to assist in conducting our business.

Our IT systems have been, and will likely continue to be, subject to computer viruses or other malicious codes, unauthorized access attempts, phishing and other cyber-attacks. We continue to assess potential threats and make investments seeking to address and prevent these threats, including monitoring of networks and systems and upgrading skills, employee training and security policies for the Company and its third-party providers. However, because the techniques used in these attacks change frequently and may be difficult to detect for periods of time, we may face difficulties in anticipating and implementing adequate preventative measures. To date, we have seen no material impact on our business or operations from these attacks; however, we cannot guarantee that our security efforts will prevent breaches or breakdowns to our or our third-party providers' databases or systems. If the IT systems, networks or service providers we rely upon fail to function properly, or if we or one of our third-party providers suffer a loss, significant unavailability of or disclosure of our business or stakeholder information, and our business continuity plans do not effectively address these failures on a timely basis, we may be exposed to reputational, competitive and business harm as well as litigation and regulatory action. The costs and operational consequences of responding to breaches and implementing remediation measures could be significant.

Disruption or failures of our information technology systems could have a material adverse effect on our business.

Our IT systems are susceptible to security breaches, operational data loss, general disruptions in functionality, and may not be compatible with new technology. We depend on our IT systems for the effectiveness of our operations and to interface with our customers, as well as to maintain financial records and accuracy. Disruption or failures of our IT systems could impair our ability to effectively and timely provide our services and products and maintain our financial records, which could damage our reputation and have a material adverse effect on our business.

Our actual or perceived failure to adequately protect personal data could adversely affect our business, financial condition and results of operations.

A continually evolving variety of state, national, foreign, and international laws and regulations apply to the collection, use, retention, protection, disclosure, transfer, and other processing of personal data. These privacy and data protection-related laws and regulations are evolving, with new or modified laws and regulations proposed and implemented frequently and existing laws and regulations subject to new or different interpretations. Compliance with these laws and regulations can be costly and can delay or impede the development of new products.

Our actual or alleged failure to comply with applicable laws and regulations, or a government's interpretation of its laws and regulations, or an actual or alleged failure to protect personal data, could result in enforcement actions and significant penalties against us, which could result in negative publicity, increase our operating costs, subject us to claims or other remedies and have a material adverse effect on our business, financial condition, and results of operations.

We are subject to data security and privacy risks that could negatively affect our results, operations or reputation.

In addition to our own sensitive and proprietary business information, we handle transactional and personal information about our customers, suppliers and vendors. Hackers and data thieves are increasingly sophisticated and operate social engineering, such as phishing, and large-scale, complex automated attacks that can evade detection for long periods of time. Any breach of our or our service providers' network, or other vendor systems, may result in the loss of confidential business and financial data, misappropriation of our consumers', users' or employees' personal information or a disruption of our business. Any of these outcomes could have a material adverse effect on our business, including unwanted media attention, impairment of our consumer and customer relationships, damage to our reputation; resulting in lost sales and consumers, fines, lawsuits, or significant legal and remediation expenses. We also may need to expend significant resources to protect against, respond to and/or redress problems caused by any breach.

In addition, we must comply with increasingly complex and rigorous regulatory standards enacted to protect business and personal data in the U.S., Europe and elsewhere. For example, the European Union adopted the General Data Protection Regulation (the "GDPR"), which became effective on May 25, 2018, and California passed the California Consumer Privacy Act (the "CCPA"), which became effective on January 1, 2020, and is being amended by the California Privacy Rights Act ("CPRA"), which will become effective on January 1, 2023. These laws impose additional obligations on companies such as ours regarding the handling of personal data and provides certain individual privacy rights to persons whose data is stored. Compliance with existing, proposed and recently enacted laws (including implementation of the privacy and process enhancements called for under GDPR, CCPA, CPRA and regulations can be costly; any failure to comply with these regulatory standards could subject us to legal and reputational risks. Misuse of or failure to secure personal information could also result in violation of data privacy laws and regulations, proceedings against the Company by governmental entities or others, damage to our reputation and credibility and could have a negative impact on revenues and profits.

Risks Related to Litigation and Regulatory Compliance

Class action and derivative action lawsuits and other investigations, regardless of their merits, could have an adverse effect on our business, financial condition and results of operations.

We and certain of our officers and directors have been named in the past, and, may be named in the future, as defendants of class action and derivative action lawsuits. In the past, we have also received requests for information from government authorities. Regardless of their subject matter or merits, class action lawsuits and other government investigations may result in significant cost to us, which may not be covered by insurance, may divert the attention of management or may otherwise have an adverse effect on our business, financial condition and results of operations.

We are subject to a number of claims and litigation and may be subject to future claims and litigation, any of which may adversely affect our business.

From time to time in the past we have been subject to a variety of claims and litigation and we may in the future be subject to additional claims and litigation (including class action lawsuits). For instance, following periods of volatility in the market price of our stock, we have become subject to the class action shareholder litigation. We are also subject to various other litigation and claims on a variety of matters. Based on the information currently available, we believe that our ultimate liability for the matters or proceedings presently pending against the Company will not have a material adverse effect on the Company's business or financial condition. But, regardless of their merits, lawsuits (including class action lawsuits) may result in significant cost to the Company that may not be covered by insurance and may divert attention of management or may otherwise have an adverse effect on our business, financial condition, and results of operation. See *Note 20 - Commitments and Contingencies* to the Consolidated Financial Statements included elsewhere in this Annual Report for further discussion over material claims and litigation.

The Company may be subject to product liability claims and product recalls, which could negatively impact its profitability.

In the ordinary course of our business, the Company may be named as a defendant in lawsuits involving product liability claims. In any such proceedings, plaintiffs may seek to recover large and sometimes unspecified amounts of damages, and the matters may remain unresolved for several years. Any such matters could have a material adverse effect on our business, results of operations and cash flows if we are unable to successfully defend against or settle these matters or if our insurance coverage is insufficient to satisfy any judgments against us or settlement related to these matters. The Company sells perishable treats for animal consumption, which involves risks such as product contamination or spoilage, product tampering, and other adulteration of food products. The Company may be subject to liability if the consumption of any of its products causes injury, illness, or death. In addition, the Company will voluntarily recall products in the event of contamination or damage. A significant product liability judgment or a widespread product recall may negatively impact the Company's sales and profitability for a period of time depending on product availability, competitive reaction, and consumer attitudes. Even if a product liability claim is unsuccessful or is not fully pursued, the negative publicity surrounding any assertion that Company products caused illness or injury could adversely affect the Company's reputation with existing and potential customers and its corporate and brand image. Although we have product liability insurance coverage and an excess umbrella policy, our insurance policies may not provide coverage for certain, or any, claims against us or may not be sufficient to cover all possible liabilities. We may not be able to maintain such insurance on acceptable terms, if at all, in the future. See *Note 20 - Commitments and Contingencies* to the Consolidated Financial Statements included elsewhere in this Annual Report for further discussion on product liability.

Agreements, transactions and litigation involving or resulting from the activities of our predecessor and its former subsidiaries may subject us to future claims or litigation that could materially adversely impact our capital resources.

The Company was formerly known as HRG, which is the successor to Zapata Corporation, which was a holding company engaged, through its subsidiaries, in a number of business activities and over the course of HRG's existence, acquired and disposed of a number of businesses. The activities of such entities may subject us to future claims or litigation regardless of the merit of such claims or litigation and the defenses available to us. The time and expense that we may be required to dedicate to such matters may be material to us and our subsidiaries and may adversely impact our capital resources. In certain instances, we may have continuing obligations pursuant to certain of these transactions, including obligations to indemnify other parties to agreements, and may be subject to risks resulting from these transactions.

We may incur material capital and other costs due to environmental liabilities.

We are subject to a broad range of federal, state, local, foreign and multi-national laws and regulations relating to the environment. These include laws and regulations that govern:

- discharges to the air, water and land;
- the handling and disposal of solid and hazardous substances and wastes; and
- remediation of contamination associated with release of hazardous substances at our facilities and at off-site disposal locations.

Risk of environmental liability is inherent in our business. As a result, material environmental costs may arise in the future. In particular, we may incur capital and other costs to comply with increasingly stringent environmental laws and enforcement policies, such as the EU Directives: Restriction of the Use of Hazardous Substances in Electrical and Electronic Equipment and Waste of Electrical and Electronic Equipment discussed above. Our international operations may expose us to risks related to compliance with the laws and regulations of foreign countries. See the risk factor *Our international operations may expose us to risks related to compliance with the laws and regulations of foreign countries* included elsewhere in this Annual Report.

Moreover, there are adopted and proposed international accords and treaties, as well as federal, state and local laws and regulations, that would attempt to control or limit the causes of climate change, including the effect of greenhouse gas emissions on the environment. In the event that the U.S. government or foreign governments enact new climate change laws or regulations or make changes to existing laws or regulations, compliance with applicable laws or regulations may result in increased manufacturing costs for our products, such as by requiring investment in new pollution control equipment or changing the ways in which certain of our products are made. We may incur some of these costs directly and others may be passed on to us from our third-party suppliers. Although we believe that we are substantially in compliance with applicable environmental laws and regulations at our facilities, we may not always be in compliance with such laws and regulations or any new laws and regulations in the future, which could have a material adverse effect on our business, financial condition and results of operations.

From time to time, we have been required to address the effect of historic activities on the environmental condition of our properties or former properties. We have not conducted invasive testing at all of our facilities to identify all potential environmental liability risks. Given the age of our facilities and the nature of our operations, material liabilities may arise in the future in connection with our current or former facilities. If previously unknown contamination of property underlying or in the vicinity of our manufacturing facilities is discovered, we could be required to incur material unforeseen expenses. If this occurs, it may have a material adverse effect on our business, financial condition and results of operations. We are currently engaged in investigative or remedial projects at a few of our facilities and any liabilities arising from such investigative or remedial projects at such facilities may have a material effect on our business, financial condition and results of operations.

In addition, in connection with certain business acquisitions, we have assumed, and in connection with future acquisitions may assume, certain potential environmental liabilities. To the extent we have not identified such environmental liabilities or to the extent the indemnifications obtained from our counterparties are insufficient to cover such environmental liabilities, these environmental liabilities could have a material adverse effect on our business.

We are also subject to proceedings related to our disposal of industrial and hazardous material at off-site disposal locations or similar disposals made by other parties for which we are responsible as a result of our relationship with such other parties. These proceedings are under the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA") or similar state or foreign jurisdiction laws that hold persons who "arranged for" the disposal or treatment of such substances strictly liable for costs incurred in responding to the release or threatened release of hazardous substances from such sites, regardless of fault or the lawfulness of the original disposal. Liability under CERCLA is typically joint and several, meaning that a liable party may be responsible for all of the costs incurred in investigating and remediating contamination at a site. We occasionally are identified by federal or state governmental agencies as being a potentially responsible party for response actions contemplated at an off-site facility. At the existing sites where we have been notified of our status as a potentially responsible party, it is either premature to determine if our potential liability, if any, will be material or we do not believe that our liability, if any, will be material. We may be named as a potentially responsible party under CERCLA or similar state or foreign jurisdiction laws in the future for other sites not currently known to us, and the costs and liabilities associated with these sites may have a material adverse effect on our business, financial condition and results of operations.

It is difficult to quantify with certainty the potential financial impact of actions regarding expenditures for environmental matters, particularly remediation, and future capital expenditures for environmental control equipment. See *Note 20 - Commitments and Contingencies* to the Consolidated Financial Statements included elsewhere in this Annual Report for further discussion on estimated liabilities arising from such environmental matters. Nevertheless, based upon the information currently available, we believe that our ultimate liability arising from such environmental matters should not be material to our business or financial condition.

Compliance with various public health, consumer protection and other regulations applicable to our products and facilities could increase our cost of doing business and expose us to additional requirements with which we may be unable to comply.

Certain of our products sold through, and facilities operated under, each of our business segments are regulated by the Environmental Protection Agency ("EPA"), the Food and Drug Administration ("FDA"), the United States Department of Agriculture or other federal or state consumer protection and product safety agencies and are subject to the regulations such agencies enforce, as well as by similar state, foreign and multinational agencies and regulations. For example, in the U.S., all products containing pesticides must be registered with the EPA and, in many cases, similar state and foreign agencies before they can be manufactured or sold. Our inability to obtain, or the cancellation of, any registration could have an adverse effect on our business, financial condition and results of operations. The severity of the effect would depend on which products were involved, whether another product could be substituted and whether our competitors were similarly affected. We attempt to anticipate regulatory developments and maintain registrations of, and access to, substitute chemicals and other ingredients, but we may not always be able to avoid or minimize these risks.

As a distributor of consumer products in the U.S., certain of our products are also subject to the Consumer Product Safety Act, which empowers the U.S. Consumer Product Safety Commission (the "Consumer Commission") to exclude from the market products that are found to be unsafe or hazardous. Under certain circumstances, the Consumer Commission could require us to repair, replace or refund the purchase price of one or more of our products, or we may voluntarily do so. Any additional repurchases or recalls of our products could be costly to us and could damage the reputation or the value of our brands. If we are required to remove, or we voluntarily remove our products from the market, our reputation or brands could be tarnished, and we may have large quantities of finished products that could not be sold. Furthermore, failure to timely notify the Consumer Commission of a potential safety hazard can result in significant fines being assessed against us. Additionally, laws regulating certain consumer products exist in some states, as well as in other countries in which we sell our products, and more restrictive laws and regulations may be adopted in the future.

Certain of our products and packaging materials are subject to regulations administered by the FDA. Among other things, the FDA enforces statutory prohibitions against misbranded and adulterated products, establishes ingredients and manufacturing procedures for certain products, establishes standards of identity for certain products, determines the safety of products and establishes labeling standards and requirements. In addition, various states regulate these products by enforcing federal and state standards of identity for selected products, grading products, inspecting production facilities and imposing their own labeling requirements.

The Food Quality Protection Act ("FQPA") established a standard for food-use pesticides, which is that a reasonable certainty of no harm will result from the cumulative effect of pesticide exposures. Under the FQPA, the EPA is evaluating the cumulative effects from dietary and non-dietary exposures to pesticides. The pesticides in certain of our products that are sold through our H&G business continue to be evaluated by the EPA as part of this program. It is possible that the EPA or a third-party active ingredient registrant may decide that a pesticide we use in our products will be limited or made unavailable to us. We cannot predict the outcome or the severity of the effect of the EPA's continuing evaluations of active ingredients used in our products.

In addition, the use of certain pesticide products that are sold through our H&G business may, among other things, be regulated by various local, state, federal and foreign environmental and public health agencies. These regulations may require that only certified or professional users apply the product, that users post notices on properties where products have been or will be applied or that certain ingredients may not be used. Compliance with such public health regulations could increase our cost of doing business and expose us to additional requirements with which we may be unable to comply.

The United States Toxic Substances Control Act ("TSCA") was amended in 2016, and the EPA is currently evaluating additional chemicals for regulation under that amended law. Certain of our products may be manufactured using chemicals or other ingredients that may be subject to regulation under current TSCA regulations, and other chemicals or ingredients may be regulated under the law in the future. We do not expect that compliance with current or future TSCA regulations will cause us to incur expenditures that are material to our business, financial condition or results of operations; however, it is possible that our future liability could be material.

The fish sold under the GloFish brand can be classified as an intragenic or transgenic species due to the addition of their bioluminescent genes, which means the FDA has the authority to regulate as the luminescence is caused by intentionally altered genomic DNA. Additional regulatory agencies, including the EPA, as well as agencies in U.S. and foreign states have authority to regulate these types of species. It is possible that the EPA, FDA, another U.S. federal agency, a U.S. state, or a foreign agency could in the future seek to exercise authority over the distribution and/or sale of GloFish brand fish. We will continue to monitor the development of any regulations that might apply to our bioluminescent fish.

Certain of our products may be regulated under programs within the United States, Canada, or in other countries that may require that those products and the associated product packaging be recycled or managed for disposal through a designated recycling program. Some programs are funded through assessment of a fee on the manufacturer and suppliers, including the Company. We do not expect that such programs will cause us to incur expenditures that are material to our business, financial condition or results of operations; however, it is possible that our future liability could be material.

Any failure to comply with these laws or regulations, or the terms of applicable environmental permits, could result in us incurring substantial costs, including fines, penalties and other civil and criminal sanctions or the prohibition of sales of our pest control products. Environmental law requirements and the enforcement thereof, change frequently, have tended to become more stringent over time and could require us to incur significant expenses.

Most federal, state and local authorities require certification by Underwriters Laboratory, Inc. ("UL"), an independent, not-for-profit corporation engaged in the testing of products for compliance with certain public safety standards, or other safety regulation certification prior to marketing electrical appliances. Foreign jurisdictions also have regulatory authorities overseeing the safety of consumer products. Our products may not meet the specifications required by these authorities. A determination that any of our products are not in compliance with these rules and regulations could result in the imposition of fines or an award of damages to private litigants.

Public perceptions that some of the products we produce and market are not safe could adversely affect us.

On occasion, customers have alleged that some products failed to perform up to expectations or have caused damage or injury to individuals or property. Public perception that any of our products are not safe, whether justified or not, could impair our reputation, damage our brand names and have a material adverse effect on our business, financial condition and results of operations. In addition, we rely on certain third-party trademarks, brand names and logos of which we do not have exclusive use of. Public perception that any such third-party trademarks, brand names and logos used by us are not safe, whether justified or not, could have a material adverse effect on our business, financial condition and results of operations.

If our goodwill, indefinite-lived intangible assets or other long-term assets become impaired, we will be required to record additional impairment charges, which may be significant.

A significant portion of our long-term assets consist of goodwill, other indefinite-lived intangible assets and finite-lived intangible assets recorded as a result of past acquisitions as well as through fresh start reporting. We do not amortize goodwill and indefinite-lived intangible assets, but rather review them for impairment on a periodic basis or whenever events or changes in circumstances indicate that their carrying value may not be recoverable. We consider whether circumstances or conditions exist which suggest that the carrying value of our goodwill and other long-lived intangible assets might be impaired. If such circumstances or conditions exist, further steps are required in order to determine whether the carrying value of each of the individual assets exceeds its fair value. If analysis indicates that an individual asset's carrying value does exceed its fair value, the next step is to record a loss equal to the excess of the individual asset's carrying value over its fair value.

The analysis required by GAAP entail significant amounts of judgment and subjectivity. Events and changes in circumstances that may indicate that there may be an impairment and which may indicate that interim impairment testing is necessary include, but are not limited to: strategic decisions to exit a business or dispose of an asset made in response to changes in economic, political and competitive conditions; the impact of the economic environment on the customer base and on broad market conditions that drive valuation considerations by market participants; our internal expectations with regard to future revenue growth and the assumptions we make when performing impairment reviews; a significant decrease in the market price of our assets; a significant adverse change in the extent or manner in which our assets are used; a significant adverse change in legal factors or the business climate that could affect our assets; an accumulation of costs significantly in excess of the amount originally expected for the acquisition of an asset; and significant changes in the cash flows associated with an asset. As a result of such circumstances, we may be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill, indefinite-lived intangible assets or other long-term assets is determined. Any such impairment charges could have a material adverse effect on our business, financial condition and operating results. See *Note 11 – Goodwill and Intangible Assets* to the Consolidated Financial Statements, included elsewhere in this Annual Report for further detail.

The successful execution of our operational efficiency and multi-year restructuring initiatives are important to the long-term growth of our business.

We continue to engage in targeted restructuring initiatives to align our business operations in response to current and anticipated future market conditions and investment strategy. We will evaluate opportunities for additional initiatives to restructure or reorganize the business across our operating segments and functions with a focus on areas of strategic growth and optimizing operational efficiency. Significant risks associated with these actions may impair our ability to achieve the anticipated cost reduction or may disrupt our business including delays in shipping, implementation of workforce, redundant costs, and failure to meet operational targets. In addition, our ability to achieve the anticipated cost savings and other benefits from these actions within the expected timeframe is subject to many estimates and assumptions. These estimates and assumptions are subject to significant economic, competitive and other uncertainties, some of which are beyond our control. If these estimates and assumptions are incorrect, experience delays, or if other unforeseen events occur, our business and results of operation could be adversely affected. Refer to *Note 5 - Restructuring Charges* to the Consolidated Financial Statements included elsewhere in this Annual Report for additional detail over restructuring related activity.

Risks Related to Investment in our Common Stock

Our Restated Bylaws provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our restated bylaws provide that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our restated bylaws, any action to interpret, apply, enforce, or determine the validity of our amended and restated certificate of incorporation or bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine. The choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in our restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition.

Certain provisions of our charter, bylaws, and of the Delaware General Corporation Law (the "DGCL") have anti-takeover effects and could delay, discourage, defer or prevent a tender offer or takeover attempt that a stockholder might consider to be in the stockholder's best interests.

Certain provisions of our charter and bylaws and the DGCL may have the effect of delaying or preventing changes in control if our board of directors determines that such changes in control are not in the best interests of the Company and its stockholders. Such provisions include, among other things, those that:

- authorize the board of directors to issue preferred shares and to determine the terms, including the number of shares, voting powers, redemption provisions, dividend rates, liquidation preferences and conversion rights, of those shares, without stockholder approval;
- permit the removal of directors by the stockholders only for cause and then only by the affirmative vote of a majority of the outstanding shares of our common stock;
- opt in to Section 203 of the DGCL, which generally prohibits a Delaware corporation from engaging in a "business combination" with any interested stockholder (generally speaking a stockholder who holds 15% or more of our voting stock) for three years from the date such stockholder becomes an interested stockholder unless certain conditions are met; and
- subject to certain exceptions, prohibit any person from acquiring shares of our common stock if such person is, or would become as a result of the acquisition, a "Substantial Holder" (as defined in our charter).

These provisions may frustrate or prevent attempts by stockholders to cause a change in control of the Company or to replace members of its board of directors.

Even though the Company's common stock is currently traded on the NYSE, it has less liquidity than many other stocks quoted on a national securities exchange.

The trading volume in the Company's common stock on the NYSE has been relatively low when compared with larger companies listed on the NYSE or other stock exchanges. Because of this, it may be more difficult for stockholders to sell a substantial number of shares for the same price at which stockholders could sell a smaller number of shares. We cannot predict the effect, if any, that future sales of the Company's common stock in the market, or the availability of shares of its common stock for sale in the market, will have on the market price of the Company's common stock. We can give no assurance that sales of substantial amounts of the Company's common stock in the market, or the potential for large amounts of sales in the market, would not cause the price of the Company's common stock to decline or impair the Company's future ability to raise capital through sales of its common stock. Furthermore, because of the limited market and generally low volume of trading in the Company's common stock that could occur, the share price of its common stock could be more likely to be affected by broad market fluctuations, general market conditions, fluctuations in our operating results, changes in the market's perception of our business, and announcements made by the Company, its competitors or parties with whom the Company has business relationships. The lack of liquidity in the Company's common stock may also make it difficult for us to issue additional securities for financing or other purposes, or to otherwise arrange for any financing we may need in the future. In addition, we may experience other adverse effects, including, without limitation, the loss of confidence in us by current and prospective suppliers, customers, employees and others with whom we have or may seek to initiate business relationships.

The market price of the Company's common stock is likely to be highly volatile and could fluctuate widely in price in response to various factors, many of which are beyond our control.

Factors that may influence the price of the common stock include, without limitation, the following:

- loss of any of our key customers or suppliers, including our B&D licensing agreement with SBD;
- additions or departures of key personnel;
- sales of common stock;
- our ability to execute our business plan;
- announcements and consummations of business acquisitions;
- operating results that fall below expectations;
- amount and terms of borrowings with debtors and net leverage provisions;
- additional issuances of common stock;
- low volume of sales due to concentrated ownership of common stock;
- intellectual property disputes;
- industry developments;
- economic and other external factors; and
- period-to-period fluctuations in our financial results.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of the Company's common stock. You should also be aware that price volatility might be worse if the trading volume of shares of the common stock is low.

Additional issuances of the Company's common stock may result in dilution to its existing stockholders.

Under our 2011 equity incentive plan adopted by the shareholders in 2011, called the Spectrum Brands Holdings, Inc. 2011 Omnibus Equity Award Plan (the "2011 Equity Plan"), a total of 7.1 million shares of common stock of the Company, net of cancellations, have been authorized to be issued through the original authorization of 4.6 million shares during the 2011 shareholders meeting, an additional authorization of 1.0 million during the 2014 shareholders meeting, and a subsequent authorization of 1.5 million during the 2016 shareholders meeting. As of September 30, 2022, we have issued 6.9 million restricted stock units (or the equivalent number of shares of common stock upon the lapsing of the applicable restrictions) under the 2011 Equity Plan and have a remaining authorization to issue up to a total of 0.2 million shares of our common stock, or options or restricted stock units exercisable for shares of common stock. On July 28, 2020, the Company's shareholders approved the Spectrum Brands Holdings, Inc. 2020 Omnibus Equity Plan (the "2020 Equity Plan") pursuant to which 1.2 million shares of common stock were authorized to be issued. As of September 30, 2022, we have not issued restricted stock units (or the equivalent number of shares of common stock upon the lapsing of the applicable restrictions) under the 2020 Equity Plan and have a remaining authorization to issue up to a total of 1.2 million shares of our common stock or options or restricted stock units exercisable for shares of common stock.

In addition, the Company's board of directors has the authority to issue additional shares of capital stock to provide additional financing or for other purposes in the future. The issuance of any such shares or exercise of any such options may result in a reduction of the book value or market price of the outstanding shares of common stock. If we do issue any such additional shares or any such options are exercised, such issuance or exercise also will cause a reduction in the proportionate ownership and voting power of all other stockholders. As a result of such dilution, the proportionate ownership interest and voting power of a holder of shares of common stock could be decreased.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

The following lists our principal owned or leased administrative, manufacturing, packaging, and distribution facilities at September 30, 2022

Location	Function / Use	Owned / Leased
U.S. Locations		
Alpharetta, Georgia	Commercial Operations	Leased
Bentonville, Arkansas	Commercial Operations	Leased
Blacksburg, Virginia	GPC - Research & Development	Leased
Blacksburg, Virginia	GPC - Manufacturing	Owned
Bridgeton, Missouri	GPC - Manufacturing	Leased
DeForest, Wisconsin	HPC - Commercial Operations	Leased
Earth City, Missouri	GPC Headquarters, H&G Headquarters and NA Shared Operations	Leased
Edwardsville, Illinois	GPC - Distribution	Leased
Edwardsville, Illinois	H&G - Distribution	Leased
Meriden, Connecticut	HPC - Distribution	Leased
Middleton, Wisconsin	Corporate Headquarters, HPC Headquarters and NA Shared Operations	Leased
Minneapolis, Minnesota	Commercial Operations	Leased
Miramar, Florida	LATAM Shared Operations	Leased
Mooresville, North Carolina	Commercial Operations	Leased
Moorpark, California	Commercial Operations	Leased
New Britain, Connecticut	HPC - Distribution	Leased
Noblesville, Indiana	GPC - Manufacturing	Owned
Pontoon Beach, Illinois	GPC - Distribution	Leased
Palmas Catano, Puerto Rico	Commercial Operations & Distribution	Leased
Redlands, California	HPC - Distribution	Leased
Reno, Nevada	HPC - Distribution	Leased
Riverview, Florida	GPC - Research & Development	Owned
Sparks, Nevada	HPC - Distribution	Leased
St. Louis, Missouri	H&G - Manufacturing	Leased
Wyomissing, Pennsylvania	HPC - Commercial Operations	Leased
Non-U.S. Locations		
Ballymount, Ireland	Commercial Operations	Leased
Barcelona, Spain	Commercial Operations	Leased
Bogota, Colombia	Commercial Operations	Leased
Borgholzhausen, Germany	GPC - Distribution	Leased
Bucharest, Romania	Commercial Operations	Leased
Buenos Aires, Argentina	Commercial Operations	Leased
Coevorden, Netherlands	GPC - Distribution	Leased
El Dorado, Panama	Commercial Operations	Leased
Guatemala, Guatemala	Commercial Operations	Leased
Istanbul, Turkey	Commercial Operations	Leased
Lisbon, Portugal	Commercial Operations	Leased
Manchester, UK	HPC - UK Operations	Owned
Mechelen, Belgium	Commercial Operations	Leased
Melle, Germany	GPC - Manufacturing	Owned
Mentone, Australia	APAC Shared Operations & Distribution	Leased
Mexico City, Mexico	Commercial Operations	Leased
Milan, Italy	Commercial Operations	Leased
Moscow, Russia	Commercial Operations	Leased
Nottingham, UK	GPC - UK Operations	Owned
Nuremberg, Germany	HPC - Distribution	Leased
Paris, France	Commercial Operations	Leased
Penrose, New Zealand	Commercial Operations	Leased
San Jose, Costa Rica	Commercial Operations	Leased
San Salvador, El Salvador	Commercial Operations	Leased

Location	Function / Use	Owned / Leased
Santa Domingo, Dominican Republic	Commercial Operations	Leased
Shenzhen, China	APAC Shared Operations & Distribution	Leased
Singapore, Singapore	Commercial Operations	Leased
Stockholm, Sweden	Commercial Operations	Leased
Sulzbach, Germany	EMEA Shared Operations	Leased
Tegucigalpa, Honduras	Commercial Operations	Leased
Utrecht, Netherlands	Commercial Operations	Leased
Vantaa, Finland	Commercial Operations	Leased
Warsaw, Poland	Commercial Operations	Leased
West Byfleet, UK	Commercial Operations	Leased
Wombourne, UK	Distribution	Leased
Xiamen, China	Commercial Operations	Leased
Yokohama, Japan	Commercial Operations	Leased

We also contract with third parties to operate distribution centers, sales and other administrative offices throughout the world in support of our business. We believe that our existing facilities are suitable and adequate for our present purposes and that the productive capacity in such facilities is substantially being utilized or we have plans to utilize it.

ITEM 3. LEGAL PROCEEDINGS

We have disclosed all matters of legal proceedings believed to have an adverse effect on our results of operations, financial condition, liquidity or cash flows in the notes to our consolidated financial statements. See *Note 20 - Commitments and Contingencies* in the Notes to the Consolidated Financial Statements, included elsewhere in this Annual Report for additional detail.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable

PART II

ITEM 5. MARKET FOR THE REGISTRANTS' COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

SBH's common stock trades on the New York Stock Exchange (the "NYSE") under the symbol "SPB". Effective July 13, 2018, SBH completed the planned Spectrum Merger. Prior to the Spectrum Merger, SBH was a holding company, doing business as HRG, conducting its operations principally through its majority owned subsidiaries, and trading on the NYSE under the symbol "HRG".

As of November 18, 2022, there were approximately 1,193 holders of record based upon data provided by the transfer agent for the SBH's common stock. This number does not include the stockholders for whom shares are held in a "nominee" or "street" name.

SB/RH is a wholly-owned subsidiary of SBH and accordingly, there is no established public trading market for its equity securities. As of November 18, 2022, there is only one record holder of its equity securities. During the years ended September 30, 2022 and 2021, SB/RH paid dividends of $194.7 million and $192.3 million, respectively, to its parent company, SBH. Certain restrictive covenants within the Company's debt facilities impose limitations on payment of dividends by SB/RH's subsidiaries to SB/RH and to SBH.

Equity Plans

Equity based incentive and performance compensation awards provided to employees, directors, officers and consultants were issued pursuant to the following awards plans:

- Spectrum Brands Holdings, Inc. 2011 Omnibus Equity Awards Plan as approved and amended by the Spectrum Legacy stockholders.
- Spectrum Brands Holdings, Inc. 2020 Omnibus Equity Plan, as approved by the Spectrum stockholders.

The following is a summary of the authorized and available shares per the respective plans:

(number of shares, in millions)	Authorized	Available
Spectrum Brands Holdings, Inc. 2011 Omnibus Equity Awards Plan	7.1	0.2
Spectrum Brands Holdings, Inc. 2020 Omnibus Equity Plan	1.2	1.2

Refer to *Note 18 – Share Based Compensation* in Notes to our Consolidated Financial Statement included elsewhere in this Annual Report, for additional information.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On May 4, 2021, the Board of Directors approved a new share repurchase program authorizing the purchase of up to $1 billion of our common stock. The new share repurchase program commenced immediately and replaced the previous share repurchase program. The authorization is effective for 36 months. The share repurchase program permits shares to be repurchased in the open market or through privately negotiated transactions, including by direct purchases or purchases pursuant to derivative instruments or other transactions (including pursuant to accelerated share repurchase agreements, the writing and settlement of put options and the purchase and exercise of call options). The number of shares to be repurchased and the timing of any repurchases will depend on factors such as the share price, economic and market conditions, and corporate and regulatory requirements. The share repurchase program may be suspended, amended or discontinued at any time. The following summarizes the activity of common stock repurchases under the program in the fourth quarter of the year ended September 30, 2022:

	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Plan	Approximate Dollar Value of Shares that may Yet Be Purchased
As of July 4, 2022	2,239,367	$ 95.72	2,239,367	$ 785,647,294
July 5, 2022 to July 31, 2022	—	—	—	785,647,294
August 1, 2022 to August 28, 2022	—	—	—	785,647,294
August 29, 2022 to September 30, 2022	—	—	—	785,647,294
As of September 30, 2022	2,239,367	$ 95.72	2,239,367	$ 785,647,294

The repurchase of additional shares in the future will depend upon many factors, including the Company's financial condition, liquidity and legal requirements, and may use funds received from its divestitures to support the common stock repurchase program.

Recent Sales of Unregistered Securities

None.

Stock Performance Graph

The following graph compares the cumulative total stockholder return on our Common Stock to the cumulative total return of the Russell 1000 Financial Index and Spectrum Peer Group selected in good faith, which is composed of the following companies (*alphabetical order*): Allegion PLC, Central Garden and Pet Company, Church & Dwight Co., Inc., Edgewell Personal Care Company, Energizer Holdings, Inc., Fortune Brands Home & Security, Inc., Hamilton Beach Brands Holding Company, Helen of Troy Limited, Newell Brands, Inc., Nu Skin Enterprises, Inc., Stanley Black & Decker, Inc., The Clorox Company, and The Scotts Miracle-Gro Company.

The comparison below assumes that $100 was invested in the common stock of SBH from September 30, 2017 until September 30, 2022. The comparison is based upon the closing price of the common stock, as applicable, and assumes the reinvestment of all dividends, if any. The returns of each of the companies in our peer group are weighted according to the respective company's stock market capitalization at the beginning of each period for which a return is indicated. The stockholder return shown on the graph below is not necessarily indicative of future performance and will not make or endorse any predictions as to future stockholder returns.


Comparison of Cumulative Five Year Total Return
$250
$200
$150
$100
$50
$0
09/30/17
09/30/18
09/30/19
09/30/20
09/30/21
09/30/22
Spectrum Brands Holdings, Inc
Russell 1000 Index
Peer Group

ITEM 6. RESERVED.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is management's discussion of the financial results, liquidity and other key items related to our performance and should be read in conjunction with our Consolidated Financial Statements and related notes included elsewhere in this Annual Report. The following is a combined report of SBH and SB/RH, and the following discussion includes SBH and certain matters related to SB/RH as signified below. Unless the context indicates otherwise, the terms the "Company," "we," "our" or "us" are used to refer to SBH and its subsidiaries and SB/RH and its subsidiaries, collectively.

Business Overview

The following section provides a general description of our business as well as recent developments for the years ended September 30, 2022 and 2021, which we believe are important to understanding our results of operations, financial condition, and understanding anticipated future trends. Refer to *Item 1 - Business* and *Note 1 – Description of Business* in Notes to the Consolidated Financial Statements, included elsewhere in this Annual Report for an overview of our business. For a discussion of our fiscal 2020 results, please refer to Item 7, *"Management's Discussion and Analysis of Financial Condition and Results of Operations"* for the Company's Annual Report on Form 10-K for the year ended September 30, 2021 filed with the SEC on November 23, 2021.

Acquisitions, Divestitures and Other Business Development Initiatives

The Company periodically evaluates strategic transactions that may result in the acquisition of a business or assets that qualify as a business combination, or a divestiture of a business or assets that may be recognized as either a component of continuing operations or discontinued operations, depending on the significance to the consolidated group. Acquisitions may impact the comparability of the consolidated or segment financial information, with the inclusion of the operating results for the acquired business in periods subsequent to acquisition date, the inclusion of acquired assets, both tangible and intangible (including goodwill), and the related amortization, depreciation or other non-cash purchase accounting adjustments of acquired assets. Divestitures may impact the comparability of the consolidated or segment financial information with the recognition of an impairment loss when held for sale, gain or loss on disposition, or change in classification to discontinued operations for a qualifying transactions. Moreover, the comparability of consolidated or segment financial information may be impacted by incremental costs to facilitate and effect such transactions and initiatives to integrate acquired business or separate divested operations and assets with the consolidated group. The following strategic transactions have been considered as having a significant impact on the comparability of the financial results on the consolidated financial statements and segment financial information.

- *Tristar Business Acquisition* - On February 18, 2022, the Company acquired 100% of the Tristar Business that includes a portfolio of home appliances and cookware products sold under the PowerXL®, Emeril, and Copper Chef® brands. The net assets and operating results of the Tristar Business are included in the Consolidated Financial Statements and reported within the HPC reporting segment as of and for the year ended September 30, 2022, effective as of the transaction date. See *Note 4 - Acquisitions* in the Notes to the Consolidated Financial Statements, included elsewhere in this Annual Report, for further detail. In addition to the transaction costs of $13.5 million to effect the close of the transaction, recognized during the year ended September 30, 2022, the Company incurred incremental costs to combine and integrate the acquired business with the HPC segment, primarily towards the integration of systems and processes, merger of commercial operations and supply chain, professional fees to facilitate in the consolidation of financial records, plus incremental retention costs for personnel supporting the transition and integration efforts. Costs attributable to the integration of the Tristar Business were initiated with the close of the transaction and are projecting to continue through the year ending September 30, 2023.

- *Rejuvenate Acquisition* - On May 28, 2021, the Company acquired 100% of the membership interests in For Life Products, LLC ("FLP"), a manufacturer of household cleaning, maintenance, and restoration products sold under the Rejuvenate® brand. The net assets and operating results of FLP are included in the Consolidated Financial Statements and reported within the H&G reporting segment as of and for the years ended September 30, 2022 and 2021, effective as of the transaction date. See *Note 4 - Acquisitions* in the Notes to the Consolidated Financial Statements, included elsewhere in this Annual Report, for further detail. In addition to the transaction costs of $5.3 million to effect the close of the transaction, recognized during the year ended September 30, 2021, the Company incurred incremental costs to combine and integrate the acquired business with the H&G segment, primarily towards the integration of systems and processes, transfer of inventory and integration of distribution with an existing H&G distribution center, retention costs for personnel supporting transition and integration efforts, plus incremental trade spend realized from the alignment of commercial operations practices and policies (recognized as a reduction in net sales). Costs attributable to the integration of the Rejuvenate business have been substantially complete.

- *Armitage Acquisition* - On October 26, 2020, the Company completed the acquisition of Armitage Pet Care Ltd ("Armitage"), a pet treats and toys business in Nottingham, UK including a portfolio of brands that include the dog treats brand, Good Boy®, cat treats brand, Meowee!®, and Wildbird® bird feed products, among others, that are predominantly sold within the UK. The net assets and results of operations of Armitage are included in the Consolidated Financial Statements and reported within the GPC reporting segment as of and for the years ended September 30, 2022 and 2021, effective as of the transaction date. See *Note 4 - Acquisitions* in the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report, for further detail. In addition to the transaction costs of $5.1 million to effect the close of the transaction recognized during the year ended September 30, 2021, the Company incurred incremental costs to combine and integrate the acquired business with the GPC segment, primarily towards the integration of systems and processes, transfer of inventory and integration to existing GPC supply chain and distribution centers within the EMEA region, plus retention costs for personnel supporting the transition and integration efforts. Costs attributable to the integration of the Armitage business have been substantially complete.

- *Omega Acquisition* - On March 10, 2020, the Company acquired Omega Sea, LLC ("Omega"), a manufacturer and marketer of premium fish foods and consumable goods for the home and commercial aquarium markets, primarily consisting of the Omega brand. The net assets and results of operations of Omega are included in the Consolidated Financial Statements and reported within GPC segment as of and for the years ended September 30, 2022 and 2021. The Company incurred incremental costs to combine and integrate the acquired business within the GPC segment, primarily towards the integration of systems and process, transfer of inventory and production to an existing GPC facility, including related exit and disposal costs of the assumed leased facility, related start-up costs and operational inefficiencies attributable to the transferred production, plus retention costs for personnel supporting the transition and integration after the transaction date. Costs attributable to the integration of the Omega business have been substantially complete.

- *HHI Divestiture* - On September 8, 2021, the Company entered into an Asset and Stock Purchase Agreement ("ASPA") with ASSA ABLOY AB ("ASSA") to sell its HHI segment. The consummation of the transaction is pending and subject to customary conditions, including the absence of a material adverse effect of HHI and certain antitrust conditions or other governmental restrictions, amongst others. On September 15, 2022, the DOJ filed a complaint seeking to enjoin the transaction and block the acquisition of the HHI division by ASSA. The Company expects that the trial will occur in April 2023. Both the Company and ASSA have stated their disagreement with the DOJ's concerns. The Company and ASSA will jointly defend the transaction in the litigation. ASSA has also announced that, to resolve all the alleged competitive concerns surrounding the acquisition of HHI, it has initiated a process to sell its Emtek and its smart residential business in the U.S. and Canada. The Company continues to recognize the HHI division as held for sale and as a component of our discontinued operations and are reported separately for all periods presented. The parties are committed to closing the HHI transaction and the Company and ASSA both continue to expect that they will obtain all the required governmental clearances and will close the HHI transaction. See *Note 3 - Divestitures* in the Notes to the Consolidated Financial Statements, included elsewhere in this Annual Report for further detail. The Company has incurred incremental costs attributable to the pending transaction, primarily consisting of legal and professional fees to effect the realization of the ASPA, facilitate antitrust or other governmental restrictions to consummate the transaction, preparation for separation of systems and processes supporting the divested business and enabling functions under a transition services agreement ("TSA"), plus incremental retention costs for personnel supporting the transition efforts. Incremental costs are expected to be incurred through the consummation of the pending transaction to support TSA processes and mitigation following the close of the sale, which are expected to be incurred for a transition period of approximately 12-24 months following the close of the transaction.

- *HPC Separation* - The Company has entered into various initiatives to facilitate a strategic separation of the Company's ownership in the HPC segment in the most advantageous way to realize value for both the HPC business through a spin, merger or other strategic transaction and the retained GPC and H&G businesses of the Company. Costs are primarily attributable to legal and professional fees incurred to assess strategic opportunities, evaluate transaction considerations for a potential separation, including tax and compliance implications to the consolidated group, costs directly attributable to the legal entity separation and transfer of net assets of the HPC operations from commingled operations of the Company, plus the segregation of systems and processes. The realization of the transaction, if any, is likely not to occur until after completion of the HHI divestiture discussed above. Costs attributable to the initiative are expected to be incurred until a transaction is realized or otherwise cancelled.

- *Coevorden Operations* - On March 29, 2020, the Company completed the sale of its dog and cat food ("DCF") production facility and distribution center in Coevorden, Netherlands with United Petfood Producers NV ("UPP"). See *Note 3 - Divestitures* included in the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report for further detail. Following the separation of the Coevorden Operations, the Company has incurred incremental costs attributable to a tolling charge for the continued production of DCF products through a three-year manufacturing agreement with the buyer entered into concurrently with the sale, rent charges associated with the transferred warehouse operated by the Company during an 18-month transition period following the sale, plus costs to facilitate the transfer of the warehouse operations to the buyer and the movement of inventory and distribution center operations from the Coevorden facility to a new distribution center supporting GPC operations in EMEA. Incremental costs attributable to the tolling arrangement are expected to be completed in March 2023.

The following is a summary of costs attributable to strategic transactions and business development costs for the respective projects during the years ended September 30, 2022 and 2021. In addition to the initiatives discussed above, the Company regularly engages in other business development initiatives that may incur incremental costs which may not result in a realized transaction or are less significant, and therefore have been separately disclosed and recognized as other project costs.

(in millions)	2022	2021
Tristar Business acquisition and integration	$ 24.3	$ 0.1
Rejuvenate acquisition and integration	6.8	10.8
Armitage acquisition and integration	1.4	10.9
Omega integration	4.6	1.3
HHI divestiture	6.3	9.6
HPC separation initiatives	19.1	14.2
Coevorden operations separation	8.8	11.6
Other project costs	1.0	5.4
Total	$ 72.3	$ 63.9
Reported as:		
Net sales	$ 0.7	$ —
Cost of goods sold	9.4	6.9
General & administrative expense	57.9	57.0
Other non-operating expense, net	4.3	—

Restructuring and Optimization Initiatives

We continually seek and develop operating strategies to improve our operational efficiency, match our capacity and product costs to market demand and better utilize our manufacturing and distribution resources in order to reduce costs, increase revenues, and maintain or increase our current profit margins. We have undertaken various initiatives to reduce manufacturing and operating costs, which may have a significant impact on the comparability of financial results on the consolidated financial statements. These changes and updates are inherently difficult and are made even more difficult by current global economic conditions. Our ability to achieve the anticipated cost savings and other benefits from such operating strategies may be affected by a number of other macro-economic factors such as COVID-19, or inflation and increased interest rates, many of which are beyond our control. The following initiatives have been considered as having a significant impact on the comparability of the financial results on the consolidated financial statements and segment financial information.

- *Fiscal 2022 Restructuring* - During the year ended September 30, 2022, the Company entered into a new initiative in response to changes observed within consumer products and retail markets, continued inflationary cost pressures and headwinds, resulting in the realization of a headcount reduction. See *Note 5 - Restructuring Charges* in the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report for further detail on related exit or disposal costs attributable to this initiative. Costs attributable to the initiative are substantially complete as of September 30, 2022.

- *Global ERP Transformation* - During the year ended September 30, 2021, the Company entered into a SAP S/4 HANA ERP transformation project to upgrade and implement our enterprise-wide operating systems to SAP S/4 HANA on a global basis. This is a multi-year project that includes various costs, including software configuration and implementation costs that would be recognized as either capital expenditures or deferred costs in accordance with applicable accounting policies, with certain costs recognized as operating expense associated with project development and project management costs, and professional services with business partners engaged towards planning, design and business process review that would not qualify as software configuration and implementation costs. The Company has substantially completed the design phase of the project and has moved into the build phase. Costs are anticipated to be incurred through various deployments expected through September 30, 2024.
- *GPC Distribution Transition* - During the year ended September 30, 2021, the GPC segment entered into an initiative to update its supply chain and distribution operations within the U.S. to address capacity needs, optimize and improve fill rates attributable to recent growth in the business and consumer demand, and improve overall operational effectiveness and throughput. The initiative includes the transition of its third party logistics (3PL) service provider at its existing distribution center, incorporating new facilities into the distribution footprint by expanding warehouse capacity and securing additional space to support long-term distribution and fulfillment, plus updating engagement and processes with suppliers and its transportation and logistics handlers. Incremental costs include one-time transition, implementation and start-up cost with the new 3PL service provider, including the integration of provider systems and technology, incentive-based compensation to maintain performance during transition, duplicative and redundant costs, and incremental costs for various disruptions in the operations during the transition period including supplemental transportation and storage costs, incremental detention and demurrage costs. See *Note 5 - Restructuring Charges* in the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report for further detail on costs attributable to the program. Additionally, the Company experienced an increase in customer fines and penalties during the transition period (recognized as a reduction in net sales). Costs attributable to the initiative are substantially complete as of September 30, 2022.
- *Global Productivity Improvement Program* - During the year ended September 30, 2019, the Company initiated a company-wide, multi-year program, consisting of various restructuring related initiatives to redirect resources and spending to drive growth, identify cost savings and pricing opportunities through standardization and optimization, develop organizational and operating optimization, and reduce overall operational complexity across the Company. With the Company's divestitures of GBL and GAC during the year ended September 30, 2019, the project focus included the transition of the Company's continuing operations in a post-divestiture environment and exiting of TSAs, which were fully exited in January 2022. The initiative included review of global processes and organization design and structures, headcount reductions and transfers, and rightsizing the Company's shared operations and commercial business strategy and exit of certain internal production to third-party suppliers, among others, resulting in the recognition of severance benefits and other exit and disposal costs to facilitate such activity. See *Note 5 - Restructuring Charges* in the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report for further detail on costs attributable to the program. Costs attributable to the initiative are substantially complete as of September 30, 2022.
- *HPC Brand Portfolio Transitions* - In light of the acquisition of the Tristar Business and the PowerXL® brand, the Company has initiated a project within its HPC segment to assess and evaluate the current utilization of tradenames and brands across its portfolio of home and kitchen appliance products. The project will require incremental costs to facilitate potential transitions of branded product offerings on global basis, including investment with our supply base and retail partners to manage inventory and transition new branded products to market. Costs are anticipated to be incurred through September 30, 2025.
- *Russia Closing Initiative* - The Company initiated the closing of its in-country commercial operations in Russia supporting the HPC segment, and is assessing other commercial activity directly impacted by the Russia-Ukraine conflict. The Company has recognized impairment costs of inventory and receivables that are at risk of recoverability as the Company has discontinued importing products directly into Russia, impairment of long-lived assets and expected lease termination costs. The initiative also includes costs for severance and other exit and disposal costs to facilitate such activity. See *Note 5 - Restructuring Charges* in the Notes to the Consolidated Financial Statements included elsewhere in this Annual report for further detail on exit and disposal costs attributable to the program. Cost attributable to the initiative are expected to be incurred through September 30, 2023.

The following is a summary of impact to operating results attributable to restructuring initiatives and other optimization projects, incurred for the respective projects during the years ended September 30, 2022 and 2021. In addition to the projects and initiatives discussed above, the Company regularly incurs cost and engages in less significant restructuring initiatives and optimization engagements that individually are not substantial and occur over a shorter time period (generally less than 12 months).

(in millions)	2022	2021
Fiscal 2022 restructuring	$ 9.8	$ —
Global ERP transformation	13.1	4.3
GPC distribution center transition	35.8	15.2
Global productivity improvement program	5.1	21.2
HPC brand portfolio transitions	1.3	—
Russia closing initiative	1.9	—
Other project costs	11.1	2.0
Total	$ 78.1	$ 42.7
Reported as:		
Net sales	$ 5.0	$ 3.7
Cost of goods sold	1.0	1.3
Selling expense	31.3	11.5
General & administrative expense	40.8	26.2

Refinancing Activity

The following recent financing activity has a significant impact on the comparability of financial results on the consolidated financial statements.

- During the year ended September 30, 2022, the Company entered into the third amendment to the Amended and Restated Credit Agreement (the "Credit Agreement") that provides for incremental capacity on the Revolver Facility of $500 million that was used to support the acquisition of the Tristar Business and the continuing operations and working capital requirements of the Company. Borrowings under the incremental capacity are subject to a borrowing rate which is subject to SOFR plus margin ranging from 1.75% to 2.75%, per annum or base rate plus margin ranging from 0.75% to 1.75% per annum, with an increase by 25 basis points 270 days after the effective date of the third amendment and an additional 25 basis points on each 90 day anniversary of such date.
- During the year ended September 30, 2021, the Company completed its offering of $500.0 million aggregate principal amount of its 3.875% Notes and entered into a new Term Loan Facility in the aggregate principal amount of $400.0 million on March 3, 2021. The Company also redeemed $250.0 million of the 6.125% Notes and $550.0 million of the 5.75% Notes, with a call premium of $23.4 million and non-cash write-off of unamortized debt issuance costs of $7.9 million recognized as interest expense.

See *Note 12 - Debt* in the Notes to the Consolidated Financial Statements, included elsewhere in this Annual Report for additional detail regarding debt and refinancing activity.

Russia-Ukraine Conflict

The impacts of the Russia-Ukraine conflict and the sanctions imposed by other nations in response to the conflict are evolving and may have an impact on the Company's consolidated operations and cash flow attributable to operations and distribution within the region. The Company does not maintain a significant level of operations within Ukraine and has discontinued importing goods and initiated the closing of its HPC operations within Russia. The Company does not maintain material assets within Russia, which mostly consist of working capital associated with the in-country distribution operations. The Company has adjusted our risks associated with the collectability and realizable value for working capital within the region. The Company continues to evaluate its strategy and existing operations within the surrounding territory as matters evolve. Depending on the strategic directions taken within the region and results from closing our HPC operations in Russia, there may be incremental costs or potential impairments to remediate.

COVID-19

The COVID-19 pandemic and the resulting regulations have caused economic and social disruptions that contribute to ongoing uncertainties and may have an impact on the operations, cash flow and net assets of the Company. Such impacts may include, but are not limited to, volatility of demand for our products; disruptions and cost implications in manufacturing and supply arrangements; inability of third parties to meet obligations under existing arrangements; and significant changes to the political and economic environments in which we manufacture, sell, and distribute our products. The Company expects a significant continuing inflationary environment, marked with higher manufacturing, employment, and logistics costs as well as continued constraints with transportation and supply chain disruptions. Additionally, there have also been changes in consumer needs and spending during the COVID-19 pandemic, and while we experienced an increase in demand for our products resulting from changes driven by the pandemic, our teams continue to monitor demand shifts and there can be no assurance as to the level of demand that will continue to prevail in future periods. We believe the severity and duration of the COVID-19 pandemic to be uncertain and may contribute to retail volatility and consumer purchase behavior changes.

The COVID-19 pandemic has not had a materially negative impact on the Company’s liquidity position and we have not observed any material impairments. We continue to actively monitor our global cash and liquidity, and if necessary, could reinitiate mitigating efforts to manage non-critical spending and assess operating spend to preserve cash and liquidity. We expect the ultimate significance of the impact on our financial condition, results of operations, and cash flows will be dictated by the length of time that such circumstances continue, which will ultimately depend on the unforeseeable duration and severity of the COVID-19 pandemic, the emergence of variants and the effectiveness of vaccines against these variants, and any governmental and public actions taken in response.

Inflation and Supply Chain Constraints

Our business continues to experience challenges towards product availability to meet customer demand. We have experienced increased labor shortages in the wake of the COVID-19 pandemic resulting in transportation and supply chain disruptions. Together with labor shortages and higher demand for talent, the current economic environment is driving higher wages. Our ability to meet labor needs, control wage and labor-related costs and minimize labor disruptions will be key to our success of operating our business and executing our business strategies. Furthermore, our business is operating in an inflationary environment, which has negatively impacted our gross margin rates. We are unable to predict how long the current inflationary environment, including increased energy costs, will continue. Additionally, we have experienced further supply chain disruptions from unanticipated shutdowns in our supply base and limitations within transportation and logistics impacting availability and increasing freight costs within the overall global supply chain. We expect the economic environment to remain uncertain as we navigate the current geopolitical environment, the COVID-19 pandemic, labor challenges, supply chain constraints and the current inflationary environment, including increasing energy and commodity prices.

Non-GAAP Measurements

Our consolidated and segment results contain non-GAAP metrics such as organic net sales and Adjusted EBITDA (earnings before interest, taxes, depreciation, amortization). While we believe organic net sales and Adjusted EBITDA are useful supplemental information, such adjusted results are not intended to replace our financial results in accordance with Accounting Principles Generally Accepted in the United States ("GAAP") and should be read in conjunction with those GAAP results.

Organic Net Sales. We define organic net sales as net sales excluding the effect of changes in foreign currency exchange rates and/or impact from acquisitions (where applicable). We believe this non-GAAP measure provides useful information to investors because it reflects regional and segment performance from our activities without the effect of changes in currency exchange rate and/or acquisitions. We use organic net sales as one measure to monitor and evaluate our regional and segment performance. Organic growth is calculated by comparing organic net sales to net sales in the prior year. The effect of changes in currency exchange rates is determined by translating the period's net sales using the currency exchange rates that were in effect during the prior comparative period. Net sales are attributed to the geographic regions based on the country of destination. We exclude net sales from acquired businesses in the current year for which there are no comparable sales in the prior period.

The following is a reconciliation of net sales to organic net sales of SBH and SB/RH for the year ended September 30, 2022 compared to net sales for the year ended September 30, 2021:

	September 30, 2022							
(in millions, except %)	Net Sales	Effect of Changes in Currency	Net Sales Excluding Effect of Changes in Currency	Effect of Acquisitions	Organic Net Sales	Net Sales September 30, 2021	Variance	
HPC	$ 1,370.1	$ 59.0	$ 1,429.1	$ (189.7)	$ 1,239.4	$ 1,260.1	$ (20.7)	(1.6 %)
GPC	1,175.3	35.9	1,211.2	(8.8)	1,202.4	1,129.9	72.5	6.4 %
H&G	587.1	—	587.1	(26.6)	560.5	608.1	(47.6)	(7.8 %)
Total	$ 3,132.5	$ 94.9	$ 3,227.4	$ (225.1)	$ 3,002.3	$ 2,998.1	$ 4.2	0.1 %

Adjusted EBITDA. Adjusted EBITDA is a non-GAAP metric used by management that we believe provides useful information to investors because it reflects the ongoing operating performance and trends of our segments, excluding certain non-cash based expenses and/or non-recurring items during each of the comparable periods. It also facilitates comparisons between peer companies since interest, taxes, depreciation and amortization can differ greatly between organizations as a result of differing capital structures and tax strategies. Adjusted EBITDA is also used for determining compliance with the Company's debt covenants. See *Note 12 - Debt* in the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report for additional detail.

EBITDA is calculated by excluding the Company's income tax expense, interest expense, depreciation expense and amortization expense (from intangible assets) from net income. Adjusted EBITDA further excludes:

- Stock based compensation costs consists of costs associated with long-term compensation arrangements that generally consist of non-cash stock based compensation. During the year ended September 30, 2021, compensation costs included incentive bridge awards previously issued due to changes in the Company's Long-Term Incentive Plan ('LTIP") that allowed for cash based payment upon employee election but do not quality for share based compensation, which were fully vested in November 2020. See *Note 18 - Share Based Compensation* in the Notes to the Consolidated Financial Statements, included elsewhere in this Annual Report, for further details;
- Incremental amounts attributable to strategic transactions and business development initiatives including, but not limited to, the acquisition or divestitures of a business, costs to effect and facilitate a transaction, including such cost to integrate or separate the respective business. These amounts are excluded from our performance metrics as they are reflective of incremental investment by the Company towards business development activities, incremental costs attributable to such transactions and are not considered recurring or reflective of the continuing ongoing operations of the consolidated group or segments;
- Incremental amounts realized towards restructuring and optimization projects including, but not limited to, costs towards the development and implementation of strategies to optimize operations and improve efficiency, reduce costs, increase revenues, increase or maintain our current profit margins, including recognition of one-time exit or disposal costs. These amounts are excluded from our ongoing performance metrics as they are reflective of incremental investment by the Company towards significant initiatives controlled by management, incremental costs directly attributable to such initiatives, indirect impact or disruption to operating performance during implementation, and are not considered recurring or reflective of the continuing ongoing operations of the consolidated group or segments;
- Unallocated shared costs associated with discontinued operations from certain shared and center-led administrative functions supporting the Company's business units excluded from income from discontinued operations as they are not a direct cost of the discontinued business but a result of indirect allocations, including but not limited to, information technology, human resources, finance and accounting, supply chain, and commercial operations. Amounts attributable to unallocated shared costs would be mitigated through subsequent strategic or restructuring initiatives, TSAs, elimination of extraneous costs, or re-allocations or absorption of existing continuing operations following the completed sale of the discontinued operations. See *Note 3 - Divestitures* in the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report for further details;
- Non-cash purchase accounting adjustments recognized in earnings from continuing operations subsequent to an acquisition, including, but not limited to, the costs attributable to the step-up in inventory value and the incremental value in operating lease assets with below market rent, among others;
- Non-cash gain from the remeasurement of the contingent consideration liability recognized during the year ended September 30, 2022, associated with the Tristar Business acquisition. See *Note 4 - Acquisitions* in the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report for further details;
- Non-cash asset impairments or write-offs realized and recognized in earnings from continuing operations;
- Gains attributable to the Company's investment in Energizer common stock. During the year ended September 30, 2021, the Company sold its remaining shares in Energizer common stock. See *Note 7 – Fair Value of Financial Instruments* in Notes to the Consolidated Financial Statements, included elsewhere in this Annual Report, for further details;
- Incremental reserves for non-recurring litigation or environmental remediation activity including the proposed settlement on outstanding litigation matters at our H&G division attributable to significant and unusual nonrecurring claims with no previous history or precedent recognized during the years ended September 30, 2022 and 2021. See *Note 20 – Commitments and Contingencies* in the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report for further detail;
- Early settlement on certain foreign currency cash flow hedges in our EMEA region prior to their stated maturity due to changes in the Company's legal entity organizational structure and forecasted purchasing strategy of HPC finished goods inventory within the region, resulting in the recognition of realized gains during the third quarter ended July 3, 2022, plus the proforma effect of assumed losses following the early settlement date for the subsequent settlement periods through the original stated maturities. See *Note 14- Derivatives* in the Notes to the Consolidated Financial Statements, included elsewhere in this Annual Report for further details;
- Incremental costs recognized by the HPC segment attributable to the realization of product recalls initiated by the Company during the year ended September 30, 2022. See *Note 20 - Commitments and Contingencies* in Notes to the Consolidated Financial Statements, included elsewhere in this Annual Report for further details; and
- Other adjustments primarily attributable to (1) costs associated with Salus operations as they are not considered a components of the continuing commercial products company and (2) other key executive severance related costs (3) asset write-off for exit of certain GPC brands within China during year ended September 30, 2022, and (4) write-off of cost based investment previously held by the GPC segment during the year ended September 30, 2022.

The following is a reconciliation of net income (loss) from continuing operations to Adjusted EBITDA and Adjusted EBITDA margin for SBH and its segments for the year ended September 30, 2022.

(in millions)	HPC	GPC	H&G	Corporate	Consolidated
Net income (loss) from continuing operations	$ 25.4	$ 75.2	$ 57.2	$ (234.8)	$ (77.0)
Income tax benefit	—	—	—	(13.3)	(13.3)
Interest expense	—	—	—	99.4	99.4
Depreciation	12.4	14.8	7.2	14.6	49.0
Amortization	16.3	22.6	11.4	—	50.3
EBITDA	54.1	112.6	75.8	(134.1)	108.4
Share and incentive based compensation	—	—	—	10.2	10.2
Tristar Business acquisition and integration	24.3	—	—	—	24.3
Rejuvenate integration	—	—	6.8	—	6.8
Armitage integration	—	1.4	—	—	1.4
Omega production integration	—	4.6	—	—	4.6
HHI divestiture	—	—	—	6.3	6.3
HPC separation initiatives	—	—	—	19.1	19.1
Coevorden operations divestiture	—	8.8	—	—	8.8
Fiscal 2022 restructuring initiatives	4.9	3.6	0.7	0.6	9.8
Global ERP transformation	—	—	—	13.1	13.1
GPC distribution center transition	—	35.8	—	—	35.8
Global productivity improvement program	2.4	0.8	—	1.9	5.1
Russia closing initiatives	1.9	—	—	—	1.9
HPC brand portfolio transitions	1.3	—	—	—	1.3
Other project costs	0.5	0.1	—	11.5	12.1
Unallocated shared costs	—	—	—	27.6	27.6
Non-cash purchase accounting adjustments	8.3	—	—	—	8.3
Gain from remeasurement of contingent consideration liability	(28.5)	—	—	—	(28.5)
Legal and environmental	—	—	1.5	—	1.5
Early settlement of foreign currency cash flow hedges	(5.1)	—	—	—	(5.1)
HPC product recall	5.5	—	—	—	5.5
Salus and other adjustments	—	0.9	1.4	2.5	4.8
Adjusted EBITDA	$ 69.6	$ 168.6	$ 86.2	$ (41.3)	$ 283.1
Net Sales	$ 1,370.1	$ 1,175.3	$ 587.1	$ —	$ 3,132.5
Adjusted EBITDA Margin	5.1 %	14.3 %	14.7 %	—	9.0 %

The following is a reconciliation of net income (loss) from continuing operations to Adjusted EBITDA and Adjusted EBITDA margin for SBH and its segments for the year ended September 30, 2021.

(in millions)	HPC	GPC	H&G	Corporate	Consolidated
Net income (loss) from continuing operations	$ 46.1	$ 127.7	$ 83.7	$ (242.2)	$ 15.3
Income tax benefit	—	—	—	(26.4)	(26.4)
Interest expense	—	—	—	116.5	116.5
Depreciation	13.8	15.4	8.1	14.6	51.9
Amortization	30.2	23.8	11.1	—	65.1
EBITDA	90.1	166.9	102.9	(137.5)	222.4
Share and incentive based compensation	—	—	—	29.4	29.4
Tristar Business acquisition	—	—	—	0.1	0.1
Rejuvenate acquisition and integration	—	—	10.8	—	10.8
Armitage acquisition and integration	—	10.9	—	—	10.9
Omega production integration	—	1.3	—	—	1.3
HHI divestiture	—	—	—	9.6	9.6
HPC separation initiatives	—	—	—	14.2	14.2
Coevorden operations divestiture	—	11.6	—	—	11.6
Global ERP transformation	—	—	—	4.3	4.3
GPC distribution center transition	—	15.2	—	—	15.2
Global productivity improvement program	8.0	2.4	0.4	10.4	21.2
Other project costs	4.5	0.4	—	2.5	7.4
Unallocated shared costs	—	—	—	26.9	26.9
Non-cash purchase accounting adjustments	—	3.4	3.9	—	7.3
Gain on Energizer investment	—	—	—	(6.9)	(6.9)
Legal and environmental	—	—	6.0	—	6.0
Salus and other adjustments	—	—	—	0.1	0.1
Adjusted EBITDA	$ 102.6	$ 212.1	$ 124.0	$ (46.9)	$ 391.8
Net Sales	$ 1,260.1	$ 1,129.9	$ 608.1	$ —	$ 2,998.1
Adjusted EBITDA Margin	8.1 %	18.8 %	20.4 %	—	13.1 %

The following is a reconciliation of net income (loss) from continuing operations to Adjusted EBITDA and Adjusted EBITDA margin for SB/RH and its segments for the year ended September 30, 2022.

(in millions)	HPC	GPC	H&G	Corporate	Consolidated
Net income (loss) from continuing operations	$ 25.4	$ 75.2	$ 57.2	$ (232.8)	$ (75.0)
Income tax benefit	—	—	—	(12.9)	(12.9)
Interest expense	—	—	—	99.8	99.8
Depreciation	12.4	14.8	7.2	14.6	49.0
Amortization	16.3	22.6	11.4	—	50.3
EBITDA	54.1	112.6	75.8	(131.3)	111.2
Share and incentive based compensation	—	—	—	9.1	9.1
Tristar Business acquisition and integration	24.3	—	—	—	24.3
Rejuvenate integration	—	—	6.8	—	6.8
Armitage integration	—	1.4	—	—	1.4
Omega production integration	—	4.6	—	—	4.6
HHI divestiture	—	—	—	6.3	6.3
HPC separation initiatives	—	—	—	19.1	19.1
Coevorden operations divestiture	—	8.8	—	—	8.8
Fiscal 2022 restructuring initiatives	4.9	3.6	0.7	0.6	9.8
Global ERP transformation	—	—	—	13.1	13.1
GPC distribution center transition	—	35.8	—	—	35.8
Global productivity improvement program	2.4	0.8	—	1.9	5.1
Russia closing initiatives	1.9	—	—	—	1.9
HPC brand portfolio transitions	1.3	—	—	—	1.3
Other project costs	0.5	0.1	—	11.5	12.1
Unallocated shared costs	—	—	—	27.6	27.6
Non-cash purchase accounting adjustments	8.3	—	—	—	8.3
Gain from remeasurement of contingent consideration liability	(28.5)	—	—	—	(28.5)
Legal and environmental	—	—	1.5	—	1.5
Early settlement of foreign currency cash flow hedges	(5.1)	—	—	—	(5.1)
HPC product recall	5.5	—	—	—	5.5
Other	—	0.9	1.4	2.2	4.5
Adjusted EBITDA	$ 69.6	$ 168.6	$ 86.2	$ (39.9)	$ 284.5
Net Sales	$ 1,370.1	$ 1,175.3	$ 587.1	$ —	$ 3,132.5
Adjusted EBITDA Margin	5.1 %	14.3 %	14.7 %	—	9.1 %

The following is a reconciliation of net income (loss) from continuing operations to Adjusted EBITDA and Adjusted EBITDA margin for SB/RH and its segments for the year ended September 30, 2021.

(in millions)	HPC	GPC	H&G	Corporate	Consolidated
Net income (loss) from continuing operations	$ 46.1	$ 127.7	$ 83.7	$ (240.2)	$ 17.3
Income tax benefit	—	—	—	(25.0)	(25.0)
Interest expense	—	—	—	116.8	116.8
Depreciation	13.8	15.4	8.1	14.6	51.9
Amortization	30.2	23.8	11.1	—	65.1
EBITDA	90.1	166.9	102.9	(133.8)	226.1
Share and incentive based compensation	—	—	—	27.7	27.7
Tristar Business acquisition	—	—	—	0.1	0.1
Rejuvenate acquisition and integration	—	—	10.8	—	10.8
Armitage acquisition and integration	—	10.9	—	—	10.9
Omega production integration	—	1.3	—	—	1.3
HHI divestiture	—	—	—	9.6	9.6
HPC separation initiatives	—	—	—	14.2	14.2
Coevorden operations divestiture	—	11.6	—	—	11.6
Global ERP transformation	—	—	—	4.3	4.3
GPC distribution center transition	—	15.2	—	—	15.2
Global productivity improvement program	8.0	2.4	0.4	10.4	21.2
Other project costs	4.5	0.4	—	2.5	7.4
Unallocated shared costs	—	—	—	26.9	26.9
Non-cash purchase accounting adjustments	—	3.4	3.9	—	7.3
Gain on Energizer investment	—	—	—	(6.9)	(6.9)
Legal and environmental	—	—	6.0	—	6.0
Other	—	—	—	0.1	0.1
Adjusted EBITDA	$ 102.6	$ 212.1	$ 124.0	$ (44.9)	$ 393.8
Net Sales	$ 1,260.1	$ 1,129.9	$ 608.1	$ —	$ 2,998.1
Adjusted EBITDA Margin	8.1 %	18.8 %	20.4 %	—	13.1 %

Consolidated Results of Operations

The following section provides an analysis of our operations for the years ended September 30, 2022 and 2021. For a discussion of our fiscal 2020 results, please refer to Item 7, *"Management's Discussion and Analysis of Financial Condition and Results of Operations"* for the Company's Annual Report on Form 10-K for the year ended September 30, 2021 filed with the SEC on November 23, 2021.

SBH

The following is summarized consolidated results of operations for SBH for the years ended September 30, 2022 and 2021, respectively:

(in millions, except %)	2022	2021	Variance	
Net sales	$ 3,132.5	$ 2,998.1	$ 134.4	4.5%
Gross profit	990.4	1,034.6	(44.2)	(4.3%)
Gross profit margin	31.6 %	34.5 %	(290) bps	
Operating expenses	$ 967.2	$ 937.5	$ 29.7	3.2%
Interest expense	99.4	116.5	(17.1)	(14.7%)
Other non-operating expense (income), net	14.1	(8.3)	22.4	n/m
Income tax benefit	(13.3)	(26.4)	13.1	(49.6%)
Net (loss) income from continuing operations	(77.0)	15.3	(92.3)	n/m
Income from discontinued operations, net of tax	149.7	174.3	(24.6)	(14.1%)
Net income	72.7	189.6	(116.9)	(61.7%)
n/m = not meaningful				

Net Sales. The following is a summary of net sales by segment for the years ended September 30, 2022 and 2021 and the principal components of changes in net sales for the respective periods.

(in millions, except %)	2022	2021	Variance	
HPC	$ 1,370.1	$ 1,260.1	$ 110.0	8.7%
GPC	1,175.3	1,129.9	45.4	4.0%
H&G	587.1	608.1	(21.0)	(3.5%)
Net Sales	$ 3,132.5	$ 2,998.1	134.4	4.5%

(in millions)	2022
Net Sales for the year ended September 30, 2021	$ 2,998.1
Increase due to acquisition	225.1
Increase in GPC	72.5
Decrease in HPC	(20.7)
Decrease in H&G	(47.6)
Foreign currency impact, net	(94.9)
Net Sales for the year ended September 30, 2022	$ 3,132.5

Gross Profit. Gross profit and gross profit margin for the year ended September 30, 2022 decreased primarily due to accelerated freight and input cost inflation pacing ahead of pricing actions taken during the year, increased costs attributable to constrained supply chain and lower volumes compared to the prior year which benefited from reopening trends and stimulus spending.

Operating Expenses. Operating expenses for the year ended September 30, 2022 increased due to higher selling expenses of $79.1 million from higher distribution and transportation costs, increase in warehousing and inventory management costs, operating inefficiencies from labor inflation and turnover, and decrease in general and administrative costs of $17.8 million primarily from reduction in incentive related compensation costs and cost saving initiatives during the second half of the year, partially offset by increased expenses towards strategic transaction and other restructuring related initiatives during the year, plus realized gain of $28.5 million from the contingent consideration liability associated with the Tristar Business acquisition. See *Note 4 - Acquisitions* in the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report for additional detail.

Interest Expense. Interest expense for the year ended September 30, 2022, decreased due to one-time refinancing charges in the prior year, offset by a higher level of outstanding borrowings on the Revolver Facility used to fund the Tristar Business acquisitions and working capital requirements with increased borrowing rates on variable rate debt. See *Note 12 - Debt* in the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

Other Non-Operating Expense, Net. Other non-operating expense, net for the year ended September 30, 2022 increased due to unfavorable foreign currency exchange rates, primarily from the weakening of the British Pound and Euro, with realized gains in the prior year from our previously held investment in Energizer common stock, which was sold in January 2021. See *Note 7 - Fair Value of Financial Instruments* in the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report for additional detail.

Income Taxes. The effective tax rate was 14.8% for the year ended September 30, 2022 compared to 237.8% for the year ended September 30, 2021. Our annual effective tax rate is significantly impacted by income earned outside the U.S. that is subject to U.S. tax including the U.S. tax on global intangible low taxed income, certain nondeductible expenses, state income taxes, and foreign rates that differ from the U.S. federal statutory rate. The tax expense for the year ended September 30, 2022 was significantly impacted by a valuation allowance increase and share based compensation. Pretax income from continuing operations in the year ended September 30, 2021 was close to breakeven and therefore many items have a sizeable impact on the effective tax rate. The tax expense for the year ended September 30, 2021 was also significantly impacted by valuation allowance release, tax expense due to an increase to the United Kingdom's future tax rate, and tax benefits from retroactive law changes for global intangible low taxed income. See *Note 16 – Income Taxes* in the Notes to the Consolidated Financial Statements, included elsewhere in this Annual Report for additional detail.

Income From Discontinued Operations. Discontinued operations primarily reflects the income from the discontinued operations of the HHI business and the incremental changes to tax and legal indemnifications associated with the Company's previous divestitures of its Global Batteries and Lighting ("GBL") and Global Auto Care ("GAC") divisions. Income from discontinued operations attributable to the HHI business decreased during the year ended September 30, 2022 due to lower sales volume following post-pandemic volumes in the prior year, increasing inflationary costs and higher freight spend outpacing pricing actions taken during the year, partially offset by lower depreciation and amortization while held for sale. See *Note 3 - Divestitures* in Notes to the Consolidated Financial Statements included elsewhere in this Annual Report for additional detail.

SB/RH

The following is summarized consolidated results of operations for SB/RH for the years ended September 30, 2022 and 2021:

(in millions, except %)		2022		2021		Variance	
Net sales	$	3,132.5	$	2,998.1	$	134.4	4.5%
Gross profit		990.4		1,034.6		(44.2)	(4.3%)
Gross profit margin		31.6 %		34.5 %		(290)	bps
Operating expenses	$	964.5	$	933.8	$	30.7	3.3%
Interest expense		99.8		116.8		(17.0)	(14.6%)
Other non-operating expense (income), net		14.0		(8.3)		22.3	n/m
Income tax benefit		(12.9)		(25.0)		12.1	(48.4%)
Net (loss) income from continuing operations		(75.0)		17.3		(92.3)	n/m
Income from discontinued operations, net of tax		149.7		174.3		(24.6)	(14.1%)
Net income		74.7		191.6		(116.9)	(61.0%)
n/m = not meaningful							

For the years ended September 30, 2022 and 2021, the change in net sales, gross profit and gross profit margin, operating expenses, interest expense and other non-operating expenses (income) are primarily attributable to changes in SBH previously discussed. Income from discontinued operations is attributable to SBH previously discussed. The effective tax rate was 14.6% for the year ended September 30, 2022 compared to 324.7% for the year ended September 30, 2021. The change in tax rate is primarily attributable to the changes in SBH previously discussed.

Segment Financial Data

This section provides an analysis of our results of reportable segments for the years ended September 30, 2022 and 2021. For a discussion of our fiscal 2020 results, please refer to Item 7, *"Management's Discussion and Analysis of Financial Condition and Results of Operations"* for the Company's Annual Report on Form 10-K for the year ended September 30, 2021 filed with the SEC on November 23, 2021.

Home & Personal Care (HPC)

(in millions, except %)		2022		2021		Variance	
Net sales	$	1,370.1	$	1,260.1	$	110.0	8.7 %
Operating income		30.2		46.4		(16.2)	(34.9) %
Operating income margin		2.2 %		3.7 %		(150)	bps
Adjusted EBITDA	$	69.6	$	102.6	$	(33.0)	(32.2 %)
Adjusted EBITDA margin		5.1 %		8.1 %		(300)	bps

Net sales for the year ended September 30, 2022 increased due to acquisition sales from the Tristar Business of $189.7 million, with significant unfavorable foreign currency impact of $59.0 million, predominantly impacting EMEA sales due to the weakening of the British Pound and Euro, and resulting in a decrease in organic net sales of $20.7 million, or 1.6%. The decrease is be attributable to lower category demand compared to prior year reopening trends and reduced replenishment orders in the second half of the year driven by high retail inventory levels, partially offset by positive pricing adjustments on inflationary costs, strong market growth in LATAM driven by higher consumer demand and expanded distribution and post-pandemic gains in garment care product categories.

Operating income, adjusted EBITDA and margins for the year ended September 30, 2022 decreased due to accelerated freight and input cost inflation ahead of incremental pricing actions taken during the year, incremental distribution and inventory management costs due to supply chain challenges, negative impact of foreign currency with the weakening of the British Pound and Euro, with incremental transaction and integration related costs attributable to the Tristar Business acquisition and related non-cash purchase accounting adjustments further impacting operating income and margin, partially offset by the recognition of a $28.5 million gain from the remeasurement of contingent consideration liability associated with the Tristar Business acquisition. See *Note 4 -Acquisitions* for further detail on Tristar Business acquisition.

Global Pet Care (GPC)

(in millions, except %)		2022		2021		Variance	
Net sales	$	1,175.3	$	1,129.9	$	45.4	4.0 %
Operating income		78.3		129.9		(51.6)	(39.7 %)
Operating income margin		6.7 %		11.5 %		(480) bps	
Adjusted EBITDA	$	168.6	$	212.1	$	(43.5)	(20.5 %)
Adjusted EBITDA margin		14.3 %		18.8 %		(450) bps	

Net sales for the year ended September 30, 2022 increased with greater demand in dog chews and treats and aquatic consumables partially offset by lower sales on hard goods and aquatic equipment fueled by new hobbyist that entered the category during the pandemic. Pricing adjustments implemented during the year to address inflationary costs positively impacted net sales with improved fulfillment following transitions at our U.S. distribution center, partially mitigated by a temporary shut-down of key supplier manufacturing facilities and supply chain capacity constraints impacting fulfillment earlier in the fiscal year and the weakening of the British Pound and Euro negatively impacting EMEA sales. Organic net sales increased $72.5 million, or 6.4% excluding significant unfavorable foreign exchange impact of $35.9 million and acquisition sales from Armitage of $8.8 million.

Operating income, adjusted EBITDA and margins for the year ended September 30, 2022 decreased due to higher freight and input cost inflation ahead of pricing actions, additional distribution and inventory management costs, operating cost inefficiencies from distribution transitions and labor turnover, unfavorable product mix, and negative impact of foreign currency with the weakening of the British Pound and Euro, with incremental costs to facilitate the transition of its U.S. distribution operations further impacting operating income and margin.

Home & Garden (H&G)

(in millions, except %)		2022		2021		Variance	
Net sales	$	587.1	$	608.1	$	(21.0)	(3.5 %)
Operating income		57.3		83.7		(26.4)	(31.5 %)
Operating income margin		9.8 %		13.8 %		(400) bps	
Adjusted EBITDA	$	86.2	$	124.0	$	(37.8)	(30.5 %)
Adjusted EBITDA margin		14.7 %		20.4 %		(570) bps	

Net sales for the year ended September 30, 2022 decreased primarily from unfavorable weather conditions across the U.S. with a cold, wet start to the season and excess heat and drought conditions late in the season driving down demand, most significantly impacting repellent products, and reducing POS and foot traffic at home center retailers which adversely impacted sales across all categories, increased retail inventory levels and reduced retailer replenishment orders. Net sales were positively impacted by pricing adjustments implemented during the year to address inflationary costs and acquisition sales from Rejuvenate of $26.6 million. Organic net sales decreased $47.6 million, or 7.8%, excluding acquisition sales.

Operating income, adjusted EBITDA and margins for the year ended September 30, 2022 decreased due to lower volumes, higher freight and input cost inflation outpacing pricing actions taken during the year and unfavorable product mix.

Liquidity and Capital Resources

This section provides a discussion of our financial condition and an analysis of our cash flows for the years ended September 30, 2022 and 2021. For a discussion of our fiscal 2020 results, please refer to Item 7, *"Management's Discussion and Analysis of Financial Condition and Results of Operations"* for the Company's Annual Report on Form 10-K for the year ended September 30, 2021 filed with the SEC on November 23, 2021. This section also provides a discussion of our contractual operations and other commercial commitments as well as our ability to fund future commitments and operating activities through sources of capital as of September 30, 2022.

The following is a summary of the Company's net cash flows from continuing operations for the years ended September 30, 2022 and 2021:

	SBH				SB/RH			
(in millions)		2022		2021		2022		2021
Operating activities	$	(231.5)	$	89.2	$	(263.5)	$	81.7
Investing activities	$	(335.9)	$	(400.7)	$	(335.9)	$	(400.7)
Financing activities	$	490.7	$	(206.9)	$	523.1	$	(197.1)

Cash flows from operating activities

Cash flows from operating activities by SBH continuing operations for the year ended September 30, 2022 decreased $320.7 million due to a decrease in operating results with an increase in cash towards inflationary costs on raw materials and products, labor and freight, and increased supply chain costs contributing to higher inventory levels, plus increase in cash paid towards strategic transactions and other restructuring related initiatives. Cash flows used in SB/RH continuing operations decreased $345.2 million primarily due to the SBH items previously discussed.

Cash flows from investing activities

Cash flows used in investing activities by SBH continuing operations for the year ended September 30, 2022 decreased $64.8 million primarily due to the decrease in cash used for acquisitions, net of cash acquired, for the purchase of the Tristar Business of $272.1 million compared to the purchase of Armitage and Rejuvenate for $429.9 million in the prior year, offset by the net proceeds from the sale of Energizer common stock of $73.1 million in the prior year, with an increase in capital expenditures of $20.4 million predominantly due to incremental investment in updating the Company's enterprise-wide operating systems. Cash flow used in investing activities for SB/RH continuing operations decreased due to the SBH items previously discussed.

Cash flows from financing activities

Cash flows provided by financing activities by SBH continuing operations increased $697.6 million for the year ended September 30, 2022 primarily due to increased borrowings on the Revolver Facility to support the Tristar Business acquisition and working capital requirements, partially offset by an increase in stock repurchase activity earlier in the year and higher share based stock award withholding payments from the vesting of LTIP grants. During the year ended September 30, 2022, the Company realized $740.0 million of proceeds from the Revolver Facility with amortizing payment on other outstanding debt of $12.7 million. Refer to *Note 12 - Debt* in the Notes to Consolidated Financial Statements included elsewhere in this Annual Report for additional information. During the year ended September 30, 2022 the Company repurchased $134.0 million of treasury stock at an average cost of $97.34, primarily through the Company's 10b5-1 repurchase plan. There was no issuance of common stock, other than through the Company's share-based compensation plan and which is recognized as a non-cash financing activity. See *Note 17 - Shareholder's Equity* and *Note 18 - Share Based Compensation* in the Notes to Consolidated Financial Statements included elsewhere in this Annual Report for additional information. Cash dividend payments decreased due to lower shares outstanding with a consistent quarterly dividend rate of $0.42 per shares. Cash flows from financing activities for SB/RH continuing operations for the year ended September 30, 2022 are highly dependent upon the financing cash flow activity of SBH.

Liquidity Outlook

Our ability to generate significant cash flow from operating activities coupled with our expected ability to access the credit markets, enables us to execute our growth strategies and return value to our shareholders. Our ability to make principal and interest payments on borrowings under our debt agreements and our ability to fund planned capital expenditures will depend on the ability to generate cash in the future, which, to a certain extent, is subject to general economic, financial, competitive, regulatory and other conditions. Based upon our current level of operations, existing cash balances, the anticipated proceeds from HHI divestitures and availability under our credit facility, we expect cash flows from operations to be sufficient to meet our operating and capital expenditure requirements for at least the next 12 months. Additionally, we believe the availability under our credit facility and access to capital markets are sufficient to achieve our longer-term strategic plans. As of September 30, 2022, the Company had borrowing availability of $342.4 million, net of outstanding letters of credit of $17.6 million, under our credit facility. Liquidity and capital resources of SB/RH are highly dependent upon the cash flow activities of SBH.

Short-term financing needs primarily consist of working capital requirements, restructuring initiatives, capital spending, and periodic principal and interest payments on our long-term debt. Long-term financing needs depend largely on potential growth opportunities, including acquisition activity, repayment or refinancing of our long-term obligations, and repurchases of our common stock. We may, from time-to-time, seek to repurchase shares of our common stock. Such repurchases, if any, will depend on prevailing market conditions, our liquidity requirements, and other factors. During the fourth quarter ended September 30, 2021, SBH entered into a $150 million rule 10b5-1 repurchase to facilitate daily market share repurchases through September 2022 or until the cap was reached or agreement was terminated. The Company completed share repurchases under its $150 million rule 10b5-1 repurchase plan during the year ended September 30, 2022. On August 16, 2022, the Inflation Reduction Act of 2022 ("IRD") was enacted into law which imposes a 1% excise tax on stock repurchases made after December 31, 2022. See *Note 17 - Shareholder's Equity* in Notes to Consolidated Financial Statements included elsewhere in this Annual Report for additional information. Our long-term liquidity may be influenced by our ability to borrow additional funds, renegotiate existing debt, and raise equity under terms that are favorable to us. We also have long-term obligations associated with defined benefit plans with expected minimum required contributions that are not considered significant to the consolidated group.

We maintain a capital structure that we believe provides us with sufficient access to credit markets. When combined with strong levels of cash flow from operations, our capital structure has provided the flexibility necessary to pursue strategic growth opportunities and return value to our shareholders. The Company’s access to capital markets and financing costs may depend on the Company’s credit ratings. None of the Company’s current borrowings are subject to default or acceleration as a result of a downgrading of credit ratings, although a downgrade of the Company’s credit ratings could increase fees and interest charges on future borrowings. At September 30, 2022, we were in compliance with all covenants under the Credit Agreement and the indentures governing the 5.75% Notes due July 15, 2025, the 4.00% Notes due October 1, 2026, the 5.00% Notes due October 1, 2029, the 5.50% Notes due July 15, 2030, and the 3.875% Notes due March 15, 2031. Subsequent to the year ended September 30, 2022, on November 17, 2022, the Company entered into an amendment to the Credit Agreement to temporarily increase the maximum consolidated total net leverage ratio permitted to be no greater than 7.0 to 1.0, before returning to 6.0 to 1.0 at the earliest of (i) September 29, 2023, or (ii) 10 business days after the closing of the HHI divestiture or receipt of the related termination fee.

A portion of our cash balance is located outside the U.S. given our international operations. We manage our worldwide cash requirements centrally by reviewing available cash balances across our worldwide group and the cost effectiveness with which this cash can be accessed. We generally repatriate cash from non-U.S. subsidiaries, provided the cost of the repatriation is not considered material. The counterparties that hold our deposits consist of major financial institutions. At September 30, 2022, we believe there is approximately $40-60 million of foreign cash available for repatriation.

The majority of our business is not considered seasonal with a year round selling cycle that is overall consistent during the fiscal year with the exception of our H&G segment. H&G sales typically peak during the first six months of the calendar year (the Company's second and third fiscal quarters) due to customer seasonal purchasing patterns and the timing of promotional activity. This seasonality requires the Company to ship large quantities of product ahead of peak consumer buying season that can impact cash flow demands to meet manufacturing and inventory requirements earlier in the fiscal year, as well as extended credit terms and/or promotional discounts throughout the peak season.

From time to time, the Company enters into factoring agreements and customers' supply chain financing arrangements to provide for the sale of certain trade receivables to unrelated third-party financial institutions. The factored receivables are accounted for as a sale without recourse, and the balance of the receivables sold are removed from the Consolidated Balance Sheet at the time of the sales transaction, with the proceeds received recognized as an operating cash flow. Amounts received from customers for factored receivables are recognized as a payable and remitted to the factor based upon the terms of the factoring agreements. The Company has factored certain of its trade receivables as of and during the year ended September 30, 2022. Additionally, the Company facilitates a voluntary supply chain financing program to provide certain of its suppliers with the opportunity to sell receivables due from the Company (the Company's trade payables) to an unrelated third-party financial institution under the sole discretion of the supplier and the participating financial institution. There are no guarantees provided by the Company or its subsidiaries and we do not enter into any agreements with the suppliers regarding their participation. The Company's responsibility is limited to payments on the original terms negotiated with its suppliers, regardless of whether the suppliers sell their receivables to the financial institution, and continue to be recognized as accounts payable on the Company's Consolidated Statement of Financial Position with cash flow activity recognized as an operating cash flow.

The COVID-19 pandemic has not, as of the date of this report, materially impacted our operations or demand for our products and has not had a materially negative impact on the Company's liquidity position. The Company has realized supply chain disruptions which has impacted our cash flow to facilitate increased investment in inventory to ensure timely supply to meet customer demands along with shortened payment dates for some suppliers to account for longer shipping cycles. There can be no assurance that it won't have a material negative impact on us in the future. Nonetheless, we continue to actively monitor our global cash balances and liquidity, and if necessary, could reinitiate mitigating efforts to manage non-critical capital spend and assess operating spend to preserve cash and liquidity, including the suspension of our share repurchase activity. During the year ended September 30, 2022, we experienced an increased demand on cash requirements and liquidity due to inflationary costs and economic trends realized during the year and have taken measures to reduce operating costs and non-critical capital spend, which we expect to continue into the following year. Despite these increased demands, we continue to generate operating cash flows to meet our short-term liquidity needs, along with our other tools previously discussed to manage working capital requirements throughout the fiscal year. We expect to maintain access to the capital markets, although there can be no assurance of our ability to do so. However, the spread of COVID-19 has led to disruption and volatility in the global capital markets, which, depending on future developments, could impact our capital resources and liquidity in the future.

Debt obligations

Our debt obligations, excluding finance leases, have varying maturity dates with no material outstanding principal payments due within the following 12 months. Our Term Loan Facility is subject to quarterly amortizing payments of $1.0 million. Refer to *Note 12 - Debt* in the notes to the Consolidated Financial Statements included elsewhere in this Annual Report for expiration dates and maturity schedules on outstanding debt obligations for the following 5 years and thereafter. In addition to the outstanding principal on our debt, we anticipate annual interest payments of $175.2 million in the aggregate and includes interest under our: (i) Term Loan of $21.7 million, subject to variable interest rates based upon annualized rate of 5.54%, (ii) Revolver Facility of $54.1 million, subject to variable interest rates, based upon an annualized rate of 6.59% and outstanding balance based on projected utilization of the Revolver Facility during the following 12 months; (iii) 5.75% Notes of $25.9 million; (iv) 4.00% Notes of $16.9 million; (v) 5.00% Notes of $15.0 million; (vi) 5.50% Notes of $16.5 million; (vii) 3.875% Notes of $19.4 million; and (viii) interest of approximately $5.8 million attributable to finance leases. Interest on the notes is payable semi-annually in arrears and interest under the Term Loan and Revolver Facility is payable on various interest payment dates as provided in the Credit Agreement.

Lease obligations

The Company enters into leases primarily pertaining to real estate for manufacturing facilities, distribution centers, office space, warehouses, and various equipment including automobiles, machinery, computers, and office equipment, amongst others. Lease obligations with a term in excess of 12 months are recognized on the Company's Consolidated Statement of Financial Position. See *Note 13 - Leases* of Notes to the Consolidated Financial Statement included elsewhere in the Annual Report for further detail, including maturity schedule on outstanding finance and operating lease obligations for the following 5 years and thereafter, including imputed interest not reflected on the Consolidated Statements of Financial Position.

Employee benefit plan obligations

The Company and its subsidiaries are sponsors to various defined benefit pension plans covering some of its employees that provide post-employment benefits of stated amounts for each year of service, including a number of other non-U.S. pension arrangements, including various retirement and termination benefit plans, some of which are covered by local law or coordinated with government-sponsored plans. The Company's recognizes an actuarial determined unfunded projected benefit obligation recognized as Other Long-Term Liabilities on the Company's Consolidated Statement of Financial Position, net fair value of dedicated plan assets. See *Note 15 - Employee Benefit Plans* of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report for further detail included projected payments towards the future obligation for the following 5 years and thereafter. The Company anticipates that benefit obligations will be predominantly paid through dedicated plan assets. Future contributions to defined benefit plans are not expected to be material to the operations and cash flow for the Company.

Other commitments and obligations

Other commitments and obligations include an outstanding mandatory repatriation tax liability of $16.9 million that is payable over the next 4 years, with $2.2 million due and payable in the next 12 months but will be offset by previous payments and credits. The remaining balance due is net of refundable tax credits and overpayments that must be applied to the mandatory tax installments, and due to the credits and overpayments, the Company does not expect to make an additional payment for mandatory repatriation until Fiscal 2025. See *Note 16 - Income Taxes* of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

Our Consolidated Statements of Financial Position also includes reserves for uncertain tax positions; however, it is not possible to predict or estimate the amount and timing of payments for uncertain tax positions and those liabilities have been excluded from the obligations above. The Company cannot reasonably predict the ultimate outcome of income tax audits currently in progress for certain of our companies. It is reasonably possible that during the next 12 months, some portion of our unrecognized tax benefits could be recognized. See *Note 16 – Income Taxes* of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report for additional discussion on uncertain tax positions.

The Company has recognized other payables associated with indemnifications following divestitures, including tax indemnifications, that we cannot reasonably predict the ultimate outcome of our obligation; however it is reasonably possible that during the next 12 months, some portion of our indemnification payable could be recognized. As of September 30, 2022, there are $7.0 million of indemnification liabilities recognized as Other Current Accruals and $15.3 million recognized as Other Long-Term Liabilities on the Consolidated Statement of Financial Position. See *Note 3 – Divestitures* of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

Guarantor Statements - SB/RH

SBI has issued the 5.75% Notes under the 2025 Indenture, the 4.00% Notes under the 2026 Indenture, the 5.00% Notes under the 2029 Indenture, the 5.50% Notes under the 2030 Indenture, and the 3.875% Notes under the 2031 Indentures (collectively, the “Notes”). The Notes are unconditionally guaranteed, jointly and severally, on a senior unsecured basis by SB/RH and SBI’s domestic subsidiaries. The Notes and the related guarantees rank equally in right of payment with all of SBI and the guarantors’ existing and future senior indebtedness and rank senior in right of payment to all of SBI and the guarantors’ future indebtedness that expressively provide for its subordination to the Notes and the related guarantees. Non-guarantor subsidiaries primarily consist of SBI’s foreign subsidiaries.

The following financial information consists of summarized financial information of the Obligor, presented on a combined basis. The “Obligor” consists of the financial statements of SBI as the debt issuer, SB/RH as a parent guarantor, and the domestic subsidiaries of SBI as subsidiary guarantors. Intercompany balances and transactions between SBI and the guarantors have been eliminated. Investments in non-guarantor subsidiaries and the earnings or losses from those non-guarantor subsidiaries have been excluded.

(in millions)		2022
Statement of Operations Data		
Third-party net sales	$	1,955.8
Intercompany net sales to non-guarantor subsidiaries		14.4
Total net sales		1,970.2
Gross profit		551.2
Operating loss		(190.4)
Net loss from continuing operations		(263.2)
Net loss		(174.7)
Net loss attributable to controlling interest		(174.7)
Statement of Financial Position Data		
Current Assets	$	2,634.4
Noncurrent Assets		2,169.9
Current Liabilities		1,634.1
Noncurrent Liabilities		3,423.4

The Obligor’s amounts due from, due to the non-guarantor subsidiaries as of September 30, 2022 are as follows:

(in millions)		2022
Statement of Financial Position Data		
Current receivables from non-guarantor subsidiaries	$	8.1
Long-term receivable from non-guarantor subsidiaries		74.6
Current payable to non-guarantor subsidiaries		311.2
Long-term debt with non-guarantor subsidiaries		2.0

Critical Accounting Policies and Estimates

Our Consolidated Financial Statements have been prepared in accordance with GAAP and fairly present our financial position and results of operations. The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its accounting estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances and evaluates its estimates on an ongoing basis. The following section identifies and summarizes those accounting policies considered by management to be the most critical to understanding the judgments that are involved in the preparation of our consolidated financial statements and the uncertainties that could impact our results of operations, financial position and cash flows. The application of these accounting policies requires judgment and use of assumptions as to future events and outcomes that are uncertain and, as a result, actual results could differ from these estimates. Refer to *Note 2 - Significant Accounting Policies and Practices* of Notes to the Consolidated Financial Statements included elsewhere in this Annual Report for all relevant accounting policies.

Goodwill, Intangible Assets and Other Long-Lived Assets

The Company’s goodwill, intangible assets and tangible fixed assets are stated at historical cost, net of depreciation and amortization, less any provision for impairment. Intangible and tangible assets with determinable lives are amortized or depreciated on a straight line basis over estimated useful lives. Refer to *Note 2 - Significant Accounting Policies and Practices* of Notes to the Consolidated Financial Statements included elsewhere in this Annual Report for more information about useful lives.

On an annual basis, during the fourth quarter of the fiscal year, or more frequently if triggering events occur, the Company tests for impairment of goodwill by either performing a qualitative assessment or quantitative test for some or all reporting units. Our reporting units are consistent with our operating segments. See *Note 21 - Segment Information* of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report for further discussion of operating and reporting segments. The Company evaluates qualitative factors to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount. In performing a qualitative assessment, the Company considers events and circumstances, including, but not limited to macroeconomic conditions, industry and market conditions, cost factors, overall financial performance, changes in management or key personnel, changes in strategy, changes in customers, changes in market value, composition or carrying amount of a reporting unit's net asset, and considering change in the market price of the Company's common stock. If we determine that it is more likely than not the carrying value is greater than the fair value of a reporting unit after assessing the totality of facts and circumstances, a quantitative assessment is performed to determine the reporting unit fair value and measure the impairment. If the fair value of a reporting unit is less than its carrying value, an impairment loss is recorded for the difference between the fair value of the reporting unit goodwill and its carrying value. The estimated fair value represents the amount at which a reporting unit could be bought or sold in a current transaction between willing parties on an arms-length basis. In estimating the fair value of the reporting unit, we use a discounted cash flows methodology, which requires us to estimate future revenues, expenses, and capital expenditures and make assumptions about our weighted average cost of capital and perpetuity growth rate, among other variables. We test the aggregate estimated fair value of our reporting units by comparison to our total market capitalization, including both equity and debt capital. For the year ended September 30, 2022, we did not recognize an impairment of goodwill.

In addition to goodwill, the Company has indefinite-lived intangible assets that consist of acquired tradenames. On an annual basis, during the Company’s fourth quarter, or more frequently if triggering events occur, the Company tests for impairment by either performing a qualitative assessment or quantitative test for some or all indefinite-lived intangible assets. The Company evaluates qualitative factors to determine whether it is more likely than not that the fair value of the indefinite lived intangible assets is less than its carrying amount. In performing a qualitative assessment, the Company considers events and circumstances including, but not limited to, macroeconomic conditions, industry and market conditions, cost factors, changes in strategy and overall financial performance. If we determine that it is more likely than not the carrying value is greater than the fair value of an indefinite lived intangible asset, a quantitative assessment is performed to determine the fair value and measure the impairment. If the fair value is less than its carrying value, an impairment loss is recorded for the excess. The fair value of indefinite-lived intangible assets is determined using an income approach, the relief-from-royalty methodology, which requires us to make estimates and assumptions about future revenues, royalty rates, and the discount rate, among others. For the year ended September 30, 2022, we did not recognize an impairment of indefinite-lived intangible assets.

While we have not recognized an impairment of goodwill or intangible assets during the year ended September 30, 2022, we have identified a potential risk of impairment associated with the HPC reporting unit goodwill, with a carrying cost of $108.1 million as of September 30, 2022, and the Rejuvenate® tradename, with a carrying cost of $119.1 million as of September 30, 2022. We do not anticipate that these assets will be subject to future impairment based upon our projections and forecasts used in evaluating the current market value but cannot guarantee that no future impairment will be realized. The risk of future impairment for the HPC reporting unit is based upon the results realized during year ended September 30, 2022, macro-economic headwinds from inflationary costs and foreign currency fluctuations, retail and consumer spending activity, and risks associated with the Tristar Business integration and branding strategy transitions. The risk of future impairment for the Rejuvenate® tradename is based upon the results realized during the year ended September 30, 2022, and dependency upon the timing and realization of market expansion milestones and synergies associated with the acquired business.

The Company also reviews other definite-lived intangible assets and tangible fixed assets for impairment when events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Circumstances such as the discontinuation of a product or product line, a sudden or consistent decline in the sales forecast for a product, changes in technology or in the way an asset or asset group is being used, a history of operating or cash flow losses or an adverse change in legal factors or in the business climate, among others, may trigger an impairment review. If such indicators are present, the Company performs undiscounted cash flow analyses to determine if impairment exists. The asset value would be deemed impaired if the undiscounted cash flows expected to be generated by the asset or asset group did not exceed its carrying value. If impairment is determined to exist, any related impairment loss is calculated based on fair value. For the year ended September 30, 2022, there was no impairment of definite-lived intangible assets or tangible fixed assets.

A considerable amount of judgment and assumptions are required in performing the impairment tests, principally in determining the fair value of each reporting unit and assets subject to impairment testing. While the Company has not recognized an impairment for its goodwill, intangible assets or other long-lived assets, the assessment requires the consideration of a significant level of judgement and subjectivity, including the use of prospective financial information, which may be impacted by changes in the economic environment, future strategic business decisions, political, legal or regulatory conditions, competitive or market risk factors not readily identifiable or present, or other changes that may negatively impact prospective revenue generation or cash flow. Such changes may not be determinable, but could adversely impact the fair value of the its reporting unit goodwill, intangible assets or other long-lived assets and increase the risk of impairment, particularly associated with those assets recently acquired through a business without generating excess value since the initial acquisition. The Company believes its judgments and assumptions are reasonable, but different assumptions could change the estimated fair value, increasing the risk of impairment and potentially additional impairment charges could be required. The Company is subject to financial statement risk in the event that business or economic conditions unexpectedly decline and impairment is realized.

See *Note 11 - Goodwill and Intangible Assets* of the Notes to the Consolidated Financial Statements elsewhere included in this Annual Report.

Income Taxes

The Company is subject to income taxes in the U.S. and numerous foreign jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes and recording the related deferred tax assets and liabilities.

The Company assesses its income tax positions and records tax liabilities for all years subject to examination based upon management's evaluation of the facts and circumstances and information available for reporting. For those income tax positions where it is more likely than not that a tax benefit will be sustained upon conclusion of an examination, the Company has recorded a reserve based upon the largest amount of tax benefit having a cumulatively greater than 50% likelihood of being realized upon ultimate settlement with the applicable taxing authority assuming that it has full knowledge of all relevant information. For those income tax positions where it is more likely than not that a tax benefit will not be sustained, the Company did not recognize a tax benefit. As of September 30, 2022, the total amount of unrecognized tax benefits, including interest and penalties, that if not recognized would affect the effective tax rate in future periods was $100.9 million. Our effective tax rate includes the impact of income tax reserves and changes to those reserves when considered appropriate. A number of years may elapse before a particular matter for which we have established a reserve is finally resolved. Unfavorable settlement of any particular issue may require the use of cash or a reduction in our net operating loss carryforwards or tax credits. Favorable resolution would be recognized as a reduction to the effective rate in the year of resolution.

The Company recognizes deferred tax assets and liabilities for future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases, net operating losses, tax credit, and other carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company does not adjust its measurement for proposed future tax rate changes that have not yet been enacted into law. The Company regularly reviews its deferred tax assets for recoverability and establishes a valuation allowance based on historical losses, projected future taxable income, expected timing of the reversals of existing temporary differences, and ongoing prudent and feasible tax planning strategies. We base these estimates on projections of future income, including tax planning strategies, in certain jurisdictions. Changes in industry conditions and other economic conditions may impact our ability to project future income. Should we determine that we would not be able to realize all or part of our net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period we make that determination.

As of September 30, 2022, we have U.S. federal net operating loss carryforwards ("NOLs") of $1,382.3 million, with a federal tax benefit of $290.3 million and future tax benefits related to state NOLs of $77.8 million. Our total valuation allowance for the tax benefit of deferred tax assets that may not be realized is $337.4 million at September 30, 2022. Of this amount, $257.5 million relates to U.S. net deferred tax assets and $79.9 million relates to foreign net deferred tax assets. We estimate that $154.4 million of valuation allowance related to domestic deferred tax assets cannot be released regardless of the amount of domestic operating income generated due to prior period ownership changes that limit the amount of NOLs and credits we can use.

As of September 30, 2022, we have provided no significant residual U.S. taxes on earnings not yet taxed in the U.S. As of September 30, 2022, we project $2.0 million of additional tax from non-U.S. withholding and other taxes expected to be incurred on repatriation of foreign earnings.

See *Note 16 - Income Taxes* of the Notes to the Consolidated Financial Statements elsewhere included in this Annual Report.

New Accounting Pronouncements

See *Note 2 – Significant Accounting Policies and Practices* of Notes to the Consolidated Financial Statements elsewhere included in this Annual Report for information about recent accounting pronouncements not yet adopted.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk Factors

We have market risk exposure from changes in interest rates, foreign currency exchange rates, tariffs, and commodity prices. When appropriate, we use derivative financial instruments to mitigate the risk from such exposures. A discussion of our accounting policies for derivative financial instruments is included in *Note 14 - Derivatives* of Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

Interest Rate Risk

Our Revolver Facility and Term Loan Facility have variable interest rates. If market interest rates increase, the interest rate on our variable rate debt will increase and will create higher debt service requirements, which would adversely affect our cash flow and could adversely impact our results of operations. The general levels of U.S., European Union interest rates and LIBOR affect interest expense. As of September 30, 2022, we had $1,134.0 million subject to variable interest rates, or 35.5% of total debt. Assuming an increase to market rates of 1% as of September 30, 2022, we would incur an increase to interest expense of $11.5 million. Our Term Loan Facility and Revolver Facility allows for the LIBOR rate to be phased out and replaced with the Secured Overnight Financing Rate and therefore we do not anticipate a material impact by the expected upcoming LIBOR transition.

Foreign Exchange Risk

We are subject to risk from sales and loans to and from our subsidiaries as well as sales to, purchases from and bank lines of credit with third-party customers, suppliers and creditors denominated in foreign currencies. Foreign currency sales and purchases are made primarily in Euro, Pounds Sterling, Mexican Pesos, Canadian Dollars, and Australian Dollars. We manage our foreign exchange exposure from such sales, accounts receivable, intercompany loans, firm purchase commitments, accounts payable and credit obligations through the use of naturally occurring offsetting positions (borrowing in local currency), forward foreign exchange contracts, foreign exchange rate swaps and foreign exchange options. The related amounts payable to, or receivable from, the contract counter-parties are included in accounts payable or accounts receivable.

At September 30, 2022, we had $425.6 million equivalent of debt denominated in foreign currencies, which consist primarily of the Euro-denominated 4.00% Notes to the equivalent of $417.1 million, which are recorded in a U.S. Dollar functional entity, and the remaining debt primarily consist of finance leases recorded in countries with the same functional currency as the debt. The 4.00% Notes are held as a net investment hedge of the translation of the Company's net investments in Euro-denominated subsidiaries. See *Note 14 - Derivatives* in Notes to the Consolidated Financial Statements, included elsewhere in this Annual Report, for further discussion.

At September 30, 2022, the potential change in fair value of outstanding foreign exchange derivative instruments, assuming a 10% unfavorable change in the underlying exchange rates, would be a loss of $73.6 million. The net impact on reported earnings, after also including the effect of the change in the underlying foreign currency-denominated exposures, would be a net gain of $38.9 million.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The information required for this Item is included in this Annual Report on Form 10-K within Item 15, Exhibits, Financial Statements and Schedules, and is incorporated herein by reference. This report is a combined report of SBH and SB/RH. The notes to the consolidated financial statements include consolidated SBH Notes and certain distinct information specific to SB/RH when required.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Spectrum Brands Holdings, Inc.

Evaluation of Disclosure Controls and Procedures. An evaluation was performed under the supervision and participation of SBH's management, including the Principal Executive Officer and Principal Financial Officer, of the effectiveness of the design and operation of SBH's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act), as of September 30, 2022. Based on that evaluation, SBH's management, including the Principal Executive Officer and Principal Financial Officer, concluded that as of September 30, 2022, our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by us in this Annual Report on Form 10-K was reported within the time periods specified by SEC rules and regulations, and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding the required disclosures.

Notwithstanding the foregoing, there can be no assurance that SBH's controls and procedures will detect or uncover all failures of persons within SBH to disclose material information otherwise required to be set forth in SBH's periodic reports. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable, not absolute, assurance of achieving their control objectives.

Management's Annual Report on Internal Control over Financial Reporting. SBH's management is responsible for establishing and maintaining adequate internal control over financial reporting for SBH, as such term is defined in Exchange Act Rule 13a-15(f). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of SBH's assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only with proper authorizations; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of SBH's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. These inherent limitations are an intrinsic part of the financial reporting process. Therefore, although SBH's management is unable to eliminate this risk, it is possible to develop safeguards to reduce it. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

SBH's management, under the oversight of the principal executive and principal financial officers, and Board of Directors, conducted an assessment of the effectiveness of our internal control over financial reporting based upon the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control-Integrated Framework (2013)* (COSO 2013 Framework). Based on this assessment, management has concluded that its internal control over financial reporting was effective as of September 30, 2022 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP. SBH's internal control over financial reporting as of September 30, 2022 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in its attestation report, which is included herein.

Under guidelines established by the SEC, companies are allowed to exclude acquisitions from their first assessment of internal control over financial reporting following the date of the acquisition. SBH's management excluded the acquisition of the Tristar Business, which was completed on February 18, 2022, from the assessment of the effectiveness of internal control over financial reporting. The total assets of $381.9 million and total net sales of 189.7 million associated with the acquisition are included in the consolidated financial statements of SBH as of and for the year ended September 30, 2022.

Changes in Internal Control Over Financial Reporting. There was no change in SBH's internal control over financial reporting (as defined in Rules 13a15(f) and 15d-15(f) under the Securities Exchange Act of 1934 as amended) that occurred during our fiscal fourth quarter that has materially affected, or is reasonably likely to materially affect, SBH's internal control over financial reporting.

SB/RH Holdings, LLC

Evaluation of Disclosure Controls and Procedures. An evaluation was performed under the supervision and participation of SB/RH's management, including the Principal Executive Officer and Principal Financial Officer, of the effectiveness of the design and operation of SB/RH's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act), as of September 30, 2022. Based on that evaluation, SB/RH's management, including the Principal Executive Officer and Principal Financial Officer, concluded that as of September 30, 2022 our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by us in this Annual Report on Form 10-K was reported within the time periods specified by SEC rules and regulations, and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding the required disclosures.

Notwithstanding the foregoing, there can be no assurance that SB/RH's controls and procedures will detect or uncover all failures of persons within SB/RH to disclose material information otherwise required to be set forth in SB/RH's periodic reports. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable, not absolute, assurance of achieving their control objectives.

Management's Annual Report on Internal Control over Financial Reporting. SB/RH's management is responsible for establishing and maintaining adequate internal control over financial reporting for SB/RH, as such term is defined in Exchange Act Rule 13a-15(f). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of SB/RH's assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only with proper authorizations; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of SB/RH's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. These inherent limitations are an intrinsic part of the financial reporting process. Therefore, although SB/RH's management is unable to eliminate this risk, it is possible to develop safeguards to reduce it. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

SB/RH's management, under the oversight of the principal executive and principal financial officers, and Board of Directors, conducted an assessment of the effectiveness of our internal control over financial reporting based upon the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control-Integrated Framework (2013)* (COSO 2013 Framework). Based on this assessment, management has concluded that its internal control over financial reporting was effective as of September 30, 2022 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP.

Under guidelines established by the SEC, companies are allowed to exclude acquisitions from their first assessment of internal control over financial reporting following the date of the acquisition. SB/RH's management excluded the acquisition of the Tristar Business, which was completed on February 18, 2022, from the assessment of the effectiveness of internal control over financial reporting. The total assets of $381.9 million and total net sales of $189.7 million associated with the acquisition are included in the consolidated financial statements of SB/RH as of and for the year ended September 30, 2022. This annual report does not include an attestation report of SB/RH's registered public accounting firm due to the established rules of the SEC.

Changes in Internal Control Over Financial Reporting. There was no change in SB/RH's internal control over financial reporting (as defined in Rules 13a15(f) and 15d-15(f) under the Securities Exchange Act of 1934 as amended) that occurred during our fiscal fourth quarter that has materially affected, or is reasonably likely to materially affect, SB/RH's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by Item 401 of Regulation S-K concerning the directors and executive officers of SBH is incorporated herein by reference to the disclosures which will be included in in a subsequent amendment to the Form 10-K, which will be filed no later than 120 days after the end of the SBH's fiscal year ended September 30, 2022.

Audit Committee and Audit Committee Financial Expert

The information required by Items 407(d)(4) and 407(d)(5) of Regulation S-K is incorporated herein by reference from the disclosure which will be included in a subsequent amendment to the Form 10-K.

Section 16(a) Beneficial Ownership Reporting Compliance

The information required by Item 405 of Regulation S-K is incorporated herein by reference from the disclosure which will be included in a subsequent amendment to the Form 10-K.

Code of Ethics

We have adopted the Code of Ethics for the Principal Executive Officer and Senior Financial Officers that applies to our Chief Executive Officer, Chief Financial Officer and other senior finance organization employees. The Code of Ethics for the Principal Executive Officer and Senior Financial Officers is publicly available on our website at www.spectrumbrands.com under "Investor Relations—Corporate Governance." We intend to disclose amendments to, and, if applicable, waivers of, this code of ethics on that section of our website.

We have also adopted the Spectrum Brands Code of Business Conduct and Ethics that applies to all of our directors, officers and employees. The Spectrum Brands Code of Business Conduct and Ethics is publicly available on our website at www.spectrumbrands.com under "Investor Relations—Corporate Governance." Any amendments to this code of ethics or any waiver of this code of ethics for executive officers or directors may be made only by our Board of Directors as a whole or our Audit Committee and will be promptly disclosed to our shareholders via that section of our website.

ITEM 11. EXECUTIVE COMPENSATION

Executive Compensation

The information required by Item 402 of Regulation S-K is incorporated herein by reference from the disclosures which will be included in a subsequent amendment to the Form 10-K.

Compensation Committee Interlocks and Insider Participation

The information required by Item 407(e)(4) of Regulation S-K is incorporated herein by reference from the disclosure which will be included in a subsequent amendment to the Form 10-K.

Report of the Compensation Committee of the Board of Directors

The information required by Item 407(e)(5) of Regulation S-K is incorporated herein by reference from the disclosure which will be included in a subsequent amendment to the Form 10-K.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Ownership of Common Shares of Spectrum Brands Holdings, Inc.

The information required by Item 404 of Regulation S-K is incorporated herein by reference from the disclosures which will be included in a subsequent amendment to the Form 10-K.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Review, Approval or Ratification of Transactions with Related Persons

The information required by Item 404 of Regulation S-K is incorporated herein by reference from the disclosures which will be included in a subsequent amendment to the Form 10-K.

Director Independence

The information required by Item 407(a) of Regulation S-K is incorporated herein by reference from the disclosures which will be included in a subsequent amendment to the Form 10-K.

TEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The following table summarizes the fees KPMG LLP, our independent registered public accounting firm, billed to the Company.

(in millions)	2022	2021
Audit Fees	$ 5.6	$ 5.5
Audit-Related Fees	5.1	4.4
Tax Fees	—	—
All Other Fees	0.3	—
Total	$ 11.0	$ 9.9

In the above table, in accordance with the SEC's definition and rules, "Audit Fees" are fees paid to KPMG LLP for professional services for the audits of SBH and SB/RH, and our consolidated financial statements included in our Form 10-K and the review of our financial statements included in Forms 10-Q, or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements, such as issuance of comfort letters and statutory audits required for certain of our foreign subsidiaries. "Audit-Related Fees" are fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements, including the due diligence activities relating to mergers and acquisitions and the audit of standalone carve-out financial statements as required. "Tax Fees" are fees for tax compliance, tax advice, and tax planning. Such fees were attributable to services for tax compliance assistance and tax advice. "All Other Fees" are fees, if any, for any services not included in the first three categories.

Pre-Approval of Independent Auditors Services and Fees

The Audit Committee approved the audit services engagement performed by KPMG LLP for the year ended September 30, 2022. In accordance with the Audit Committee's Pre-Approval Policy, the Audit Committee has pre-approved other specified audit, or audit related services, provided that the fees incurred by KPMG LLP in connection with any individual engagement do not exceed $200,000 in any 12-month period. The Audit Committee must approve for an engagement by engagement basis any individual non-audit or tax engagement in any 12-month period. The Audit Committee has delegated to its Chairman the authority to pre-approve any other specific audit or specific non-audit service which was not previously pre-approved by the Audit Committee, provided that any decision of the Chairman to pre-approve other audit or non-audit services shall be presented to the Audit Committee at its next scheduled meeting.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENTS AND SCHEDULES

(a) The following documents are filed as part of or are included in this Annual Report on Form 10-K:

1. The financial statements of Spectrum Brands Holdings, Inc. and SB/RH Holdings, LLC listed in the Index to Consolidated Financial Statements, filed as part of this Annual Report on Form 10-K.
2. The exhibits listed in the Exhibit Index filed as part of this Annual Report on Form 10-K.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

This report is a combined report of Spectrum Brands Holdings, Inc. (“SBH”) and SB/RH Holdings, LLC (“SB/RH”). The notes to the consolidated financial statements include consolidated SBH footnotes and certain footnotes related to SB/RH.

	Page
Reports of Independent Registered Public Accounting Firm (PCAOB ID 185)	54
Spectrum Brands Holdings, Inc. Consolidated Financial Statements	
Consolidated Statements of Financial Position	59
Consolidated Statements of Income	60
Consolidated Statements of Comprehensive Income	61
Consolidated Statements of Shareholders’ Equity	62
Consolidated Statements of Cash Flows	63
SB/RH Holdings, LLC Consolidated Financial Statements	
Consolidated Statements of Financial Position	65
Consolidated Statements of Income	66
Consolidated Statements of Comprehensive Income	67
Consolidated Statements of Shareholder’s Equity	68
Consolidated Statements of Cash Flows	69
Spectrum Brands Holdings, Inc. and SB/RH Holdings, LLC Combined	
Combined Notes to Consolidated Financial Statements	70

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Spectrum Brands Holdings, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Spectrum Brands Holdings, Inc. and subsidiaries (the Company) as of September 30, 2022 and 2021, the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended September 30, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of September 30, 2022, based on criteria established in *Internal Control–Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated November 18, 2022 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Sufficiency of audit evidence related to held for sale classification

As discussed in Notes 1and 3 to the consolidated financial statements, on September 8, 2021, the Company entered a definitive agreement with ASSA ABLOY AB (ASSA) to sell its Hardware and Home Improvement (HHI) segment, subject to certain antitrust approvals, and has presented the HHI segment as assets held for sale since then. On September 15, 2022, the Department of Justice (DOJ) issued a petition to enjoin and block the HHI transaction. Both the Company and ASSA have stated their disagreement with the purported concerns of the DOJ and have made proposals to address them. The Company expects that the parties will obtain all required governmental clearances and will close the HHI transaction. As such, the Company continued to classify the HHI segment as held for sale, with total assets held for sale and total liabilities held for sale of $1,816.7 million and $463.7 million, respectively, as of September 30, 2022.

We identified the sufficiency of audit evidence over the held for sale classification of the HHI segment as a critical audit matter. Specifically, subjective auditor judgment was required to evaluate management's assertion that it expects a favorable resolution of the DOJ petition, which is necessary for the sale of HHI to ASSA to be completed.

The following are the primary procedures we performed to address this critical audit matter. We applied auditor judgment to determine the nature and extent of procedures to be performed related to the held for sale classification of the HHI segment, including management's assertion for a favorable resolution of the DOJ petition. We evaluated the design and tested the operating effectiveness of an internal control related to the held for sale classification of the HHI segment as of September 30, 2022. To evaluate management's assertion that it expects a favorable resolution of the DOI petition, we:

- inspected management's analysis and evaluated the basis for management's conclusions related to the held for sale classification of the HHI segment, including its assessment of the specific facts and circumstances around legal and regulatory factors that were relevant in the Company's conclusions
- inspected and evaluated internal and external documentation, including analysis of the DOJ petition against the pending sale of the HHI segment, as well as court rulings for similar transactions
- evaluated management's intent and ability to execute its plans to secure a favorable resolution of the DOJ petition and close the transaction.

We evaluated the sufficiency of audit evidence obtained by assessing the results of procedures performed, including the appropriateness of such evidence.

Valuation of contingent consideration and tradename in the Tristar Products, Inc. business acquisitions

As discussed in Notes 2 and 4 to the consolidated financial statements, on February 18, 2022, the Company acquired all of the membership interests in HPC Brands, LLC, which consists of the home appliances and cookware business of Tristar Products, Inc., in a business combination for a total purchase price of $325.0 million. The total purchase price included the estimated acquisition-date fair value of contingent consideration, which may be paid if the acquired business achieves certain targets in 2022 and 2023. The acquisition-date fair value of the contingent consideration liability was estimated using a Monte Carlo simulation model. In connection with this business combination, the Company acquired the PowerXL tradename intangible asset, for which the Company used the relief from royalty method to determine the acquisition-date fair value. The acquisition-date fair values for the contingent consideration liability and the PowerXL tradename were $30.0 million and $66.0 million, respectively.

We identified the assessment of the acquisition-date fair value measurement of the contingent consideration liability and the PowerXL tradename intangible asset as a critical audit matter. A high degree of complex auditor judgment was required to evaluate the key assumptions used to estimate the acquisition-date fair value of the contingent consideration liability, including forecasted gross profit and volatility. A high degree of complex auditor judgment was also required to evaluate the key assumptions used to estimate the acquisition-date fair value of the PowerXL tradename intangible asset, including forecasted revenue and the royalty rate. Changes in these assumptions could have had a significant impact on the acquisition-date fair values of the contingent consideration liability and the tradename. In addition, valuation professionals with specialized skills and knowledge were needed to assist in performing certain audit procedures related to the acquisition-date fair value measurement of both the contingent consideration liability and the PowerXL tradename intangible asset.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s process of estimating the acquisition-date fair values of the contingent consideration liability and the PowerXL tradename intangible asset, including controls related to the key assumptions noted above. We evaluated the forecasted gross profit and the forecasted revenue by comparing them to historical results of the Company and the acquired business. We also assessed the Company's ability to accurately forecast by comparing the Company's forecasted gross profit and forecasted revenue of the acquired business to actual results since the acquisition date. We performed sensitivity analyses over the Company's forecasted gross profit and volatility to assess the impact on the Company's determination of the acquisition-date fair value of the contingent consideration liability. We performed sensitivity analyses over the Company's forecasted revenue and the royalty rate to assess the impact of the Company's determination of the acquisition-date fair value of the PowerXL tradename. We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating:

- volatility used in the Monte Carlo simulation model for the contingent consideration liability
- the forecasted long-term revenue growth rates underlying the forecasted revenue used in the PowerXL tradename valuation by comparing it to certain macroeconomic trend data, such as gross domestic product and inflation, and to relevant industry-specific data
- the PowerXL tradename royalty rate by comparing it against a range of royalty rates that was independently-developed using publicly-available market data for comparable tradenames.

/s/ KPMG LLP

We have served as the Company’s auditor since 2011.
Milwaukee, Wisconsin
November 22, 2022

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Spectrum Brands Holdings, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Spectrum Brands Holdings, Inc. and subsidiaries' (the Company) internal control over financial reporting as of September 30, 2022, based on criteria established in *Internal Control –Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2022, based on criteria established in *Internal Control –Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of September 30, 2022 and 2021, the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended September 30, 2022, and the related notes (collectively, the consolidated financial statements), and our report dated November 22, 2022 expressed an unqualified opinion on those consolidated financial statements.

The Company acquired Tristar Products, Inc. during 2022, and management excluded from its assessment of the effectiveness of the Company's internal control over financial reporting as of September 30, 2022, Tristar Products, Inc.'s internal control over financial reporting associated with total assets $381.9 million and total revenues of $189.7 million included in the consolidated financial statements of the Company as of and for the year ended September 30, 2022. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Tristar Products, Inc.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Milwaukee, Wisconsin
November 22, 2022

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors
SB/RH Holdings, LLC:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of SB/RH Holdings, LLC and subsidiaries (the Company) as of September 30, 2022 and 2021, the related consolidated statements of income, comprehensive income, shareholder's equity, and cash flows for each of the years in the three-year period ended September 30, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Sufficiency of audit evidence related to held for sale classification

As discussed in Notes 1and 3 to the consolidated financial statements, on September 8, 2021, the Company entered a definitive agreement with ASSA ABLOY AB (ASSA) to sell its Hardware and Home Improvement (HHI) segment, subject to certain antitrust approvals, and has presented the HHI segment as assets held for sale since then. On September 15, 2022, the Department of Justice (DOJ) issued a petition to enjoin and block the HHI transaction. Both the Company and ASSA have stated their disagreement with the purported concerns of the DOJ and have made proposals to address them. The Company expects that the parties will obtain all required governmental clearances and will close the HHI transaction. As such, the Company continued to classify the HHI segment as held for sale, with total assets held for sale and total liabilities held for sale of $1,816.7 million and $463.7 million, respectively, as of September 30, 2022.

We identified the sufficiency of audit evidence over the held for sale classification of the HHI segment as a critical audit matter. Specifically, subjective auditor judgment was required to evaluate management's assertion that it expects a favorable resolution of the DOJ petition, which is necessary for the sale of HHI to ASSA to be completed.

The following are the primary procedures we performed to address this critical audit matter. We applied auditor judgment to determine the nature and extent of procedures to be performed related to the held for sale classification of the HHI segment, including management's assertion for a favorable resolution of the DOJ petition. We evaluated the design and tested the operating effectiveness of an internal control related to the held for sale classification of the HHI segment as of September 30, 2022. To evaluate management's assertion that it expects a favorable resolution of the DOI petition, we:

- inspected management's analysis and evaluated the basis for management's conclusions related to the held for sale classification of the HHI segment, including its assessment of the specific facts and circumstances around legal and regulatory factors that were relevant in the Company's conclusions
- inspected and evaluated internal and external documentation, including analysis of the DOJ petition against the pending sale of the HHI segment, as well as court rulings for similar transactions
- evaluated management's intent and ability to execute its plans to secure a favorable resolution of the DOJ petition and close the transaction.

We evaluated the sufficiency of audit evidence obtained by assessing the results of procedures performed, including the appropriateness of such evidence.

Valuation of contingent consideration and tradename in the Tristar Products, Inc. business acquisitions

As discussed in Notes 2 and 4 to the consolidated financial statements, on February 18, 2022, the Company acquired all of the membership interests in HPC Brands, LLC, which consists of the home appliances and cookware business of Tristar Products, Inc., in a business combination for a total purchase price of $325.0 million. The total purchase price included the estimated acquisition-date fair value of contingent consideration, which may be paid if the acquired business achieves certain targets in 2022 and 2023. The acquisition-date fair value of the contingent consideration liability was estimated using a Monte Carlo simulation model. In connection with this business combination, the Company acquired the PowerXL tradename intangible asset, for which the Company used the relief from royalty method to determine the acquisition-date fair value. The acquisition-date fair values for the contingent consideration liability and the PowerXL tradename were $30.0 million and $66.0 million, respectively.

We identified the assessment of the acquisition-date fair value measurement of the contingent consideration liability and the PowerXL tradename intangible asset as a critical audit matter. A high degree of complex auditor judgment was required to evaluate the key assumptions used to estimate the acquisition-date fair value of the contingent consideration liability, including forecasted gross profit and volatility. A high degree of complex auditor judgment was also required to evaluate the key assumptions used to estimate the acquisition-date fair value of the PowerXL tradename intangible asset, including forecasted revenue and the royalty rate. Changes in these assumptions could have had a significant impact on the acquisition-date fair values of the contingent consideration liability and the tradename. In addition, valuation professionals with specialized skills and knowledge were needed to assist in performing certain audit procedures related to the acquisition-date fair value measurement of both the contingent consideration liability and the PowerXL tradename intangible asset.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s process of estimating the acquisition-date fair values of the contingent consideration liability and the PowerXL tradename intangible asset, including controls related to the key assumptions noted above. We evaluated the forecasted gross profit and the forecasted revenue by comparing them to historical results of the Company and the acquired business. We also assessed the Company's ability to accurately forecast by comparing the Company's forecasted gross profit and forecasted revenue of the acquired business to actual results since the acquisition date. We performed sensitivity analyses over the Company's forecasted gross profit and volatility to assess the impact on the Company's determination of the acquisition-date fair value of the contingent consideration liability. We performed sensitivity analyses over the Company's forecasted revenue and the royalty rate to assess the impact of the Company's determination of the acquisition-date fair value of the PowerXL tradename. We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating:

- volatility used in the Monte Carlo simulation model for the contingent consideration liability
- the forecasted long-term revenue growth rates underlying the forecasted revenue used in the PowerXL tradename valuation by comparing it to certain macroeconomic trend data, such as gross domestic product and inflation, and to relevant industry-specific data
- the PowerXL tradename royalty rate by comparing it against a range of royalty rates that was independently-developed using publicly-available market data for comparable tradenames.

/s/ KPMG LLP

We have served as the Company’s auditor since 1997.
Milwaukee, Wisconsin
November 22, 2022

SPECTRUM BRANDS HOLDINGS, INC.
Consolidated Statements of Financial Position
September 30, 2022 and 2021
(in millions, except per share figures)

(in millions)	2022	2021
Assets		
Cash and cash equivalents	$ 243.7	$ 187.9
Trade receivables, net	247.4	248.4
Other receivables	95.7	63.7
Inventories	780.6	562.8
Prepaid expenses and other current assets	51.2	40.8
Current assets of business held for sale	1,816.7	1,810.0
Total current assets	3,235.3	2,913.6
Property, plant and equipment, net	263.8	260.2
Operating lease assets	82.5	56.5
Deferred charges and other	38.7	38.8
Goodwill	953.1	867.2
Intangible assets, net	1,202.2	1,204.1
Total assets	$ 5,775.6	$ 5,340.4
Liabilities and Shareholders' Equity		
Current portion of long-term debt	$ 12.3	$ 12.0
Accounts payable	453.1	388.6
Accrued wages and salaries	28.4	67.4
Accrued interest	27.6	29.9
Other current liabilities	203.0	211.9
Current liabilities of business held for sale	463.7	454.3
Total current liabilities	1,188.1	1,164.1
Long-term debt, net of current portion	3,144.5	2,494.3
Long-term operating lease liabilities	56.0	44.5
Deferred income taxes	60.1	59.5
Other long-term liabilities	57.8	99.0
Total liabilities	4,506.5	3,861.4
Commitments and contingencies (Note 20)		
Shareholders' equity		
Common stock, $0.01 par value; 200.0 million shares authorized; 53.8 million and 53.8 million shares issued, respectively.	0.5	0.5
Additional paid-in capital	2,032.5	2,063.8
Accumulated earnings	362.1	359.9
Accumulated other comprehensive loss, net of tax	(303.1)	(235.3)
Treasury stock, 13.0 million and 11.9 million shares, respectively	(828.8)	(717.0)
Total shareholders' equity	1,263.2	1,471.9
Noncontrolling interest	5.9	7.1
Total equity	1,269.1	1,479.0
Total liabilities and equity	$ 5,775.6	$ 5,340.4

See accompanying notes to the consolidated financial statements.

SPECTRUM BRANDS HOLDINGS, INC.
Consolidated Statements of Income
Years ended September 30, 2022, 2021 and 2020
(in millions, except per share figures)

(in millions, except per share)	2022	2021	2020
Net sales	$ 3,132.5	$ 2,998.1	$ 2,622.1
Cost of goods sold	2,142.1	1,963.5	1,744.0
Gross profit	990.4	1,034.6	878.1
Selling	597.6	518.5	428.8
General and administrative	371.4	389.2	360.5
Research and development	26.7	29.8	29.2
Gain from remeasurement of contingent consideration liability	(28.5)	—	—
Loss on sale of Coevorden operations	—	—	26.8
Write-off from impairment of intangible assets	—	—	24.2
Total operating expenses	967.2	937.5	869.5
Operating income	23.2	97.1	8.6
Interest expense	99.4	116.5	93.7
Gain from extinguishment of Salus CLO debt	—	—	(76.2)
Other non-operating expense (income), net	14.1	(8.3)	16.2
Loss from continuing operations before income taxes	(90.3)	(11.1)	(25.1)
Income tax (benefit) expense	(13.3)	(26.4)	27.3
Net (loss) income from continuing operations	(77.0)	15.3	(52.4)
Income from discontinued operations, net of tax	149.7	174.3	150.9
Net income	72.7	189.6	98.5
Net income from continuing operations attributable to non-controlling interest	0.2	0.2	0.3
Net income (loss) from discontinued operations attributable to non-controlling interest	0.9	$ (0.2)	$ 0.4
Net income attributable to controlling interest	$ 71.6	$ 189.6	$ 97.8
Amounts attributable to controlling interest			
Net (loss) income from continuing operations attributable to controlling interest	$ (77.2)	$ 15.1	$ (52.7)
Net income from discontinued operations attributable to controlling interest	148.8	174.5	150.5
Net income attributable to controlling interest	$ 71.6	$ 189.6	$ 97.8
Earnings Per Share			
Basic earnings per share from continuing operations	$ (1.89)	$ 0.35	$ (1.18)
Basic earnings per share from discontinued operations	3.64	4.09	3.37
Basic earnings per share	$ 1.75	$ 4.44	$ 2.19
Diluted earnings per share from continuing operations	$ (1.89)	$ 0.35	$ (1.18)
Diluted earnings per share from discontinued operations	3.64	4.04	3.37
Diluted earnings per share	$ 1.75	$ 4.39	$ 2.19
Dividend per share	$ 1.68	$ 1.68	$ 1.68
Weighted Average Shares Outstanding			
Basic	40.9	42.7	44.7
Diluted	40.9	43.2	44.7

See accompanying notes to the consolidated financial statements.

SPECTRUM BRANDS HOLDINGS, INC.
Consolidated Statements of Comprehensive Income
Years ended September 30, 2022, 2021 and 2020
(in millions)

(in millions)	2022	2021	2020
Net income	$ 72.7	$ 189.6	$ 98.5
Other comprehensive income			
Foreign currency translation adjustment			
Foreign currency translation (loss) gain	(147.8)	26.0	14.5
Unrealized gain (loss) on net investment hedge	75.8	6.2	(33.0)
Foreign currency translation adjustment before tax	(72.0)	32.2	(18.5)
Deferred tax effect	(20.0)	—	0.1
Net unrealized (loss) gain on foreign currency translation	(92.0)	32.2	(18.4)
Unrealized gain on derivative instruments			
Unrealized gain (loss) on derivative instruments before reclassification	30.7	0.1	(6.2)
Net reclassification for (gain) loss to income from continuing operations	(20.2)	9.2	(4.6)
Net reclassification for (gain) loss to income from discontinued operations	(2.4)	0.1	(0.4)
Unrealized gain (loss) on derivative instruments after reclassification	8.1	9.4	(11.2)
Deferred tax effect	2.3	(6.6)	11.7
Net unrealized gain on derivative instruments	10.4	2.8	0.5
Defined benefit pension gain (loss)			
Defined benefit pension gain (loss) before reclassification	18.3	11.7	(5.2)
Net reclassification for loss to income from continuing operations	3.6	4.8	4.6
Net reclassification for gain to income from discontinued operations	(0.1)	(0.1)	(0.3)
Defined benefit pension gain (loss) after reclassification	21.8	16.4	(0.9)
Deferred tax effect	(8.9)	(1.6)	(0.3)
Net defined benefit pension gain (loss)	12.9	14.8	(1.2)
Deconsolidation of discontinued operations and assets held for sale	—	—	8.1
Net change to derive comprehensive income for the periods	(68.7)	49.8	(11.0)
Comprehensive income	4.0	239.4	87.5
Comprehensive (loss) income from continuing operations attributable to non-controlling interest	(0.4)	—	0.1
Comprehensive (loss) income from discontinuing operations attributable to non-controlling interest	(0.5)	0.4	0.3
Comprehensive income attributable to controlling interest	$ 4.9	$ 239.0	$ 87.1

See accompanying notes to the consolidated financial statements.

SPECTRUM BRANDS HOLDINGS, INC.
Consolidated Statements of Shareholders' Equity
Years ended September 30, 2022, 2021 and 2020
(in millions)

(in millions)	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total Shareholders' Equity	Non-controlling Interest	Total Equity
Balance at September 30, 2019	48.8	$ 0.5	$ 2,031.1	$ 223.8	$ (273.6)	$ (260.9)	$ 1,720.9	$ 8.0	$ 1,728.9
Net (loss) income from continuing operations	—	—	—	(52.7)	—	—	(52.7)	0.3	(52.4)
Income from discontinued operations, net of tax	—	—	—	150.5	—	—	150.5	0.4	150.9
Other comprehensive (loss) income, net of tax	—	—	—	—	(19.5)	—	(19.5)	0.4	(19.1)
Sale and deconsolidation of discontinued operations	—	—	—	—	8.1	—	8.1	—	8.1
Treasury stock repurchases	(4.2)	—	—	—	—	(239.8)	(239.8)	—	(239.8)
Accelerated share repurchase final settlement	(2.0)	—	(0.2)	—	—	(124.8)	(125.0)	—	(125.0)
Restricted stock issued and related tax withholdings	0.5	—	(14.2)	—	—	19.0	4.8	—	4.8
Share based compensation	—	—	37.6	—	—	—	37.6	—	37.6
Dividend paid to common shareholders	—	—	—	(77.4)	—	—	(77.4)	—	(77.4)
Dividend paid by subsidiary to NCI	—	—	—	—	—	—	—	(0.8)	(0.8)
Cumulative adjustment for adoption of new accounting standards	—	—	—	(0.3)	0.3	—	—	—	—
Balances at September 30, 2020	43.1	0.5	2,054.3	243.9	(284.7)	(606.5)	1,407.5	8.3	1,415.8
Net income from continuing operations	—	—	—	15.1	—	—	15.1	0.2	15.3
Income (loss) from discontinued operations, net of tax	—	—	—	174.5	—	—	174.5	(0.2)	174.3
Other comprehensive income, net of tax	—	—	—	—	49.4	—	49.4	0.4	49.8
Treasury stock repurchases	(1.6)	—	—	—	—	(125.8)	(125.8)	—	(125.8)
Restricted stock issued and related tax withholdings	0.3	—	(20.2)	—	—	15.3	(4.9)	—	(4.9)
Share based compensation	—	—	29.7	—	—	—	29.7	—	29.7
Dividend paid to common shareholders	—	—	—	(73.6)	—	—	(73.6)	—	(73.6)
Dividend paid by subsidiary to NCI	—	—	—	—	—	—	—	(1.6)	(1.6)
Balances at September 30, 2021	41.8	0.5	2,063.8	359.9	(235.3)	(717.0)	1,471.9	7.1	1,479.0
Net (loss) income from continuing operations	—	—	—	(77.2)	—	—	(77.2)	0.2	(77.0)
Income from discontinued operations, net of tax	—	—	—	148.8	—	—	148.8	0.9	149.7
Other comprehensive loss, net of tax	—	—	—	—	(67.8)	—	(67.8)	(0.9)	(68.7)
Treasury stock repurchases	(1.4)	—	—	—	—	(134.0)	(134.0)	—	(134.0)
Restricted stock issued and related tax withholdings	0.4	—	(46.7)	—	—	22.2	(24.5)	—	(24.5)
Share based compensation	—	—	15.4	—	—	—	15.4	—	15.4
Dividend paid to common shareholders	—	—	—	(69.4)	—	—	(69.4)	—	(69.4)
Dividend paid by subsidiary to NCI	—	—	—	—	—	—	—	(1.4)	(1.4)
Balances at September 30, 2022	40.8	$ 0.5	$ 2,032.5	$ 362.1	$ (303.1)	$ (828.8)	$ 1,263.2	$ 5.9	$ 1,269.1

See accompanying notes to the consolidated financial statements.

SPECTRUM BRANDS HOLDINGS, INC.
Consolidated Statements of Cash Flows
Years ended September 30, 2022, 2021 and 2020
(in millions)

(in millions)	2022	2021	2020
Cash flows from operating activities			
Net income	$ 72.7	$ 189.6	$ 98.5
Income from discontinued operations, net of tax	149.7	174.3	150.9
Net (loss) income from continuing operations	(77.0)	15.3	(52.4)
Adjustments to reconcile net (loss) income to net cash from operating activities:			
Depreciation	49.0	51.9	59.3
Amortization	50.3	65.1	55.3
Share based compensation	10.2	28.9	31.8
Amortization of debt issuance costs and debt discount	7.1	5.6	6.4
Write-off of unamortized discount and debt issuance costs	—	7.9	1.1
Gain from remeasurement of contingent consideration liability	(28.5)	—	—
Non-cash purchase accounting adjustments	8.3	7.3	—
Gain on equity investment	—	(6.9)	16.8
Loss on sale of Coevorden operations	—	—	26.8
Write-off from impairment of intangible assets	—	—	24.2
Gain from extinguishment of Salus CLO debt	—	—	(76.2)
Deferred tax (benefit) expense	(44.6)	(64.4)	24.6
Net changes in operating assets and liabilities			
Receivables	(12.2)	65.9	(58.6)
Inventories	(153.7)	(219.6)	36.2
Prepaid expenses and other current assets	(34.8)	(9.7)	26.0
Accounts payable and accrued liabilities	(15.0)	116.0	99.8
Other	9.4	25.9	(19.3)
Net cash (used) provided by operating activities from continuing operations	(231.5)	89.2	201.8
Net cash provided by operating activities from discontinued operations	177.7	199.2	88.5
Net cash (used) provided by operating activities	(53.8)	288.4	290.3
Cash flows from investing activities			
Purchases of property, plant and equipment	(64.0)	(43.6)	(44.1)
Proceeds from disposal of property, plant and equipment	0.2	0.1	4.2
Proceeds from sale of Coevorden operations	—	—	29.0
Proceeds from sale of discontinued operations, net of cash	—	—	3.6
Business acquisitions, net of cash acquired	(272.1)	(429.9)	(16.9)
Proceeds from sale of equity investment	—	73.1	147.1
Other investing activity	—	(0.4)	2.3
Net cash (used) provided by investing activities from continuing operations	(335.9)	(400.7)	125.2
Net cash used by investing activities from discontinued operations	(23.9)	(22.8)	(16.9)
Net cash (used) provided by investing activities	(359.8)	(423.5)	108.3

(in millions)	2022	2021	2020
Cash flows from financing activities			
Payment of debt, including premium on extinguishment	$ (12.7)	$ (891.2)	$ (134.3)
Proceeds from issuance of debt	740.0	899.0	300.0
Payment of debt issuance costs	(7.6)	(12.6)	(11.5)
Treasury stock purchases	(134.0)	(125.8)	(239.8)
Accelerated share repurchase	—	—	(125.0)
Dividends paid to shareholders	(68.6)	(71.5)	(75.2)
Share based award tax withholding payments, net of proceeds upon vesting	(24.5)	(8.3)	(12.6)
Payment of contingent consideration	(1.9)	—	(197.0)
Other financing activities, net	—	3.5	0.3
Net cash provided (used) by financing activities from continuing operations	490.7	(206.9)	(495.1)
Net cash used by financing activities from discontinued operations	(3.1)	(3.0)	(2.0)
Net cash provided (used) by financing activities	487.6	(209.9)	(497.1)
Effect of exchange rate changes on cash and cash equivalents	(20.1)	1.3	5.1
Net change in cash, cash equivalents and restricted cash	53.9	(343.7)	(93.4)
Net change in cash, cash equivalents and restricted cash in discontinued operations	—	—	—
Net change in cash, cash equivalents and restricted cash in continuing operations	53.9	(343.7)	(93.4)
Cash, cash equivalents, and restricted cash, beginning of period	190.0	533.7	627.1
Cash, cash equivalents, and restricted cash, end of period	$ 243.9	$ 190.0	$ 533.7
Supplemental disclosure of cash flow information			
Cash paid for interest associated with continued operations	$ 92.1	$ 86.4	$ 81.4
Cash paid for interest associated with discontinued operations	$ 53.6	$ 50.0	$ 45.7
Cash paid for taxes associated with continued operations	$ 32.6	$ 23.5	$ 20.2
Cash paid for taxes associated with discontinued operations	$ 12.9	$ 11.5	$ 21.9
Non cash investing activities			
Acquisition of property, plant and equipment through capital leases	$ 1.4	$ 9.4	$ 3.5
Non cash financing activities			
Issuance of shares through stock compensation plan	$ 33.4	$ 17.9	$ 39.6

See accompany notes to the consolidated financial statements.

SB/RH Holdings, LLC
Consolidated Statements of Financial Position
September 30, 2022 and 2021
(in millions)

(in millions)	2022	2021
Assets		
Cash and cash equivalents	$ 242.4	$ 186.2
Trade receivables, net	247.4	248.4
Other receivables	183.1	146.4
Inventories	780.6	562.8
Prepaid expenses and other current assets	51.2	40.8
Current assets of business held for sale	1,816.7	1,810.0
Total current assets	3,321.4	2,994.6
Property, plant and equipment, net	263.8	260.2
Operating lease assets	82.5	56.5
Deferred charges and other	38.1	35.1
Goodwill	953.1	867.2
Intangible assets, net	1,202.2	1,204.1
Total assets	$ 5,861.1	$ 5,417.7
Liabilities and Shareholder's Equity		
Current portion of long-term debt	$ 12.3	$ 12.0
Accounts payable	453.3	388.8
Accrued wages and salaries	28.4	67.4
Accrued interest	27.6	29.9
Other current liabilities	197.3	214.4
Current liabilities of business held for sale	463.7	454.3
Total current liabilities	1,182.6	1,166.8
Long-term debt, net of current portion	3,144.5	2,494.3
Long-term operating lease liabilities	56.0	44.5
Deferred income taxes	279.3	272.4
Other long-term liabilities	65.6	106.3
Total liabilities	4,728.0	4,084.3
Commitments and contingencies (Note 20)		
Shareholder's equity		
Other capital	2,164.6	2,174.8
Accumulated deficit	(736.0)	(614.9)
Accumulated other comprehensive loss, net of tax	(303.0)	(235.2)
Total shareholder's equity	1,125.6	1,324.7
Noncontrolling interest	7.5	8.7
Total equity	1,133.1	1,333.4
Total liabilities and equity	$ 5,861.1	$ 5,417.7

See accompanying notes to the consolidated financial statements

SB/RH Holdings, LLC
Consolidated Statements of Income
Years ended September 30, 2022, 2021 and 2020
(in millions)

(in millions)	2022	2021	2020
Net Sales	$ 3,132.5	$ 2,998.1	$ 2,622.1
Cost of goods sold	2,142.1	1,963.5	1,744.0
Gross profit	990.4	1,034.6	878.1
Selling	597.6	518.5	428.8
General and administrative	368.7	385.5	353.5
Research and development	26.7	29.8	29.2
Gain from remeasurement of contingent consideration liability	(28.5)	—	—
Loss on sale of Coevorden operations	—	—	26.8
Write-off from impairment of intangible assets	—	—	24.2
Total operating expenses	964.5	933.8	862.5
Operating income	25.9	100.8	15.6
Interest expense	99.8	116.8	93.2
Other non-operating expense (income), net	14.0	(8.3)	16.3
Loss from continuing operations before income taxes	(87.9)	(7.7)	(93.9)
Income tax (benefit) expense	(12.9)	(25.0)	14.5
Net (loss) income from continuing operations	(75.0)	17.3	(108.4)
Income from discontinued operations, net of tax	149.7	174.3	150.9
Net income	74.7	191.6	42.5
Net income from continuing operations attributable to non-controlling interest	0.2	0.2	0.3
Net income (loss) from discontinued operations attributable to non-controlling interest	0.9	(0.2)	0.4
Net income attributable to controlling interest	$ 73.6	$ 191.6	$ 41.8
Amounts attributable to controlling interest			
Net (loss) income from continuing operations attributable to controlling interest	$ (75.2)	$ 17.1	$ (108.7)
Net income from discontinued operations attributable to controlling interest	148.8	174.5	150.5
Net income attributable to controlling interest	$ 73.6	$ 191.6	$ 41.8

See accompanying notes to the consolidated financial statements

SB/RH Holdings, LLC
Consolidated Statements of Comprehensive Income
Years ended September 30, 2022, 2021 and 2020
(in millions)

(in millions)	2022	2021	2020
Net income	$ 74.7	$ 191.6	$ 42.5
Other comprehensive income			
Foreign currency translation adjustment			
Foreign currency translation (loss) gain	(147.8)	26.0	14.5
Unrealized gain (loss) on net investment hedge	75.8	6.2	(33.0)
Foreign currency translation adjustment before tax	(72.0)	32.2	(18.5)
Deferred tax effect	(20.0)	—	0.1
Net unrealized (loss) gain on foreign currency translation	(92.0)	32.2	(18.4)
Unrealized gain on derivative instruments			
Unrealized gain (loss) on derivative instruments before reclassification	30.7	0.1	(6.2)
Net reclassification for (gain) loss to income from continuing operations	(20.2)	9.2	(4.6)
Net reclassification for (gain) loss to income from discontinued operations	(2.4)	0.1	(0.4)
Unrealized gain (loss) on derivative instruments after reclassification	8.1	9.4	(11.2)
Deferred tax effect	2.3	(6.6)	11.7
Net unrealized gain on derivative instruments	10.4	2.8	0.5
Defined benefit pension gain (loss)			
Defined benefit pension gain (loss) before reclassification	18.3	11.7	(5.2)
Net reclassification for loss to income from continuing operations	3.6	4.8	4.6
Net reclassification for gain to income from discontinued operations	(0.1)	(0.1)	(0.3)
Defined benefit pension gain (loss) after reclassification	21.8	16.4	(0.9)
Deferred tax effect	(8.9)	(1.6)	(0.3)
Net defined benefit pension gain (loss)	12.9	14.8	(1.2)
Deconsolidation of discontinued operations and assets held for sale	—	—	8.1
Net change to derive comprehensive income for the period	(68.7)	49.8	(11.0)
Comprehensive income	6.0	241.4	31.5
Comprehensive (loss) income from continuing operations attributable to non-controlling interest	(0.4)	—	0.1
Comprehensive (loss) income from discontinuing operations attributable to non-controlling interest	(0.5)	0.4	0.3
Comprehensive income attributable to controlling interest	$ 6.9	$ 241.0	$ 31.1

See accompanying notes to the consolidated financial statements

SB/RH Holdings, LLC
Consolidated Statements of Shareholder's Equity
Years ended September 30, 2022, 2021 and 2020
(in millions)

(in millions)	Other Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholder's Equity	Non-controlling Interest	Total Equity
Balances at September 30, 2019	$ 2,113.3	$ (414.7)	$ (273.5)	$ 1,425.1	$ 9.6	$ 1,434.7
Net (loss) income from continuing operations	—	(108.7)	—	(108.7)	0.3	(108.4)
Income from discontinued operations, net of tax	—	150.5	—	150.5	0.4	150.9
Sale and deconsolidation of discontinued operations	—	—	8.1	8.1	—	8.1
Other comprehensive (loss) income, net of tax	—	—	(19.5)	(19.5)	0.4	(19.1)
Restricted stock issued and related tax withholdings	4.5	—	—	4.5	—	4.5
Share based compensation	36.3	—	—	36.3	—	36.3
Dividends paid to parent	—	(241.0)	—	(241.0)	—	(241.0)
Dividend paid by subsidiary to NCI	—	—	—	—	(0.8)	(0.8)
Cumulative adjustment for adoption of new accounting standards	—	(0.3)	0.3	—	—	—
Balances at September 30, 2020	2,154.1	(614.2)	(284.6)	1,255.3	9.9	1,265.2
Net income from continuing operations	—	17.1	—	17.1	0.2	17.3
Income (loss) from discontinued operations, net of tax	—	174.5	—	174.5	(0.2)	174.3
Other comprehensive income, net of tax	—	—	49.4	49.4	0.4	49.8
Restricted stock issued and related tax withholdings	(7.3)	—	—	(7.3)	—	(7.3)
Share based compensation	28.0	—	—	28.0	—	28.0
Dividends paid to parent	—	(192.3)	—	(192.3)	—	(192.3)
Dividend paid by subsidiary to NCI	—	—	—	—	(1.6)	(1.6)
Balances at September 30, 2021	2,174.8	(614.9)	(235.2)	1,324.7	8.7	1,333.4
Net (loss) income from continuing operations	—	(75.2)	—	(75.2)	0.2	(75.0)
Income from discontinued operations, net of tax	—	148.8	—	148.8	0.9	149.7
Other comprehensive loss, net of tax	—	—	(67.8)	(67.8)	(0.9)	(68.7)
Restricted stock issued and related tax withholdings	(24.5)	—	—	(24.5)	—	(24.5)
Share based compensation	14.3	—	—	14.3	—	14.3
Dividends paid to parent	—	(194.7)	—	(194.7)	—	(194.7)
Dividend paid by subsidiary to NCI	—	—	—	—	(1.4)	(1.4)
Balances at September 30, 2022	$ 2,164.6	$ (736.0)	$ (303.0)	$ 1,125.6	$ 7.5	$ 1,133.1

See accompanying notes to the consolidated financial statements.

SB/RH Holdings, LLC
Consolidated Statements of Cash Flows
Years ended September 30, 2022, 2021 and 2020
(in millions)

(in millions)	2022	2021	2020
Cash flows from operating activities			
Net income	$ 74.7	$ 191.6	$ 42.5
Income from discontinued operations, net of tax	149.7	174.3	150.9
Net (loss) income from continuing operations	(75.0)	17.3	(108.4)
Adjustments to reconcile net (loss) income to net cash from operating activities:			
Depreciation	49.0	51.9	59.3
Amortization	50.3	65.1	55.3
Share based compensation	9.1	27.2	30.5
Amortization of debt issuance costs and debt discount	7.1	5.6	5.5
Write-off of unamortized discount and debt issuance costs	—	7.9	1.1
Gain from remeasurement of contingent consideration liability	(28.5)	—	—
Non-cash purchase accounting adjustments	8.3	7.3	—
Gain on equity investment	—	(6.9)	16.8
Loss on sale of Coevorden operations	—	—	26.8
Write-off from impairment of intangible assets	—	—	24.2
Deferred tax (benefit) expense	(44.2)	(63.0)	11.8
Net changes in operating assets and liabilities			
Receivables	(41.4)	57.3	(86.3)
Inventories	(153.7)	(219.6)	36.2
Prepaid expenses and other	(34.8)	(9.6)	26.6
Accounts payable and accrued liabilities	(19.6)	115.0	(95.5)
Other	9.9	26.2	(12.2)
Net cash (used) provided by operating activities from continuing operations	(263.5)	81.7	(8.3)
Net cash provided by operating activities from discontinued operations	177.7	199.2	88.5
Net cash (used) provided by operating activities	(85.8)	280.9	80.2
Cash flows from investing activities			
Purchases of property, plant and equipment	(64.0)	(43.6)	(44.1)
Proceeds from disposal of property, plant and equipment	0.2	0.1	4.2
Proceeds from sale of Coevorden operations	—	—	29.0
Proceeds from sale of discontinued operations, net of cash	—	—	3.6
Business acquisitions, net of cash acquired	(272.1)	(429.9)	(16.9)
Proceeds from sale of equity investment	—	73.1	147.1
Other investing activities	—	(0.4)	2.3
Net cash (used) provided by investing activities from continuing operations	(335.9)	(400.7)	125.2
Net cash used by investing activities from discontinued operations	(23.9)	(22.8)	(16.9)
Net cash (used) provided by investing activities	(359.8)	(423.5)	108.3
Cash flows from financing activities			
Payment of debt, including premium on extinguishment	(12.7)	(891.2)	(134.3)
Proceeds from issuance of debt	740.0	899.0	300.0
Payment of debt issuance costs	(7.6)	(12.6)	(11.5)
Payment of cash dividends to parent	(194.7)	(192.3)	(241.0)
Payment of contingent consideration	(1.9)	—	(197.0)
Net cash provided (used) by financing activities from continuing operations	523.1	(197.1)	(283.8)
Net cash used by financing activities from discontinued operations	(3.1)	(3.0)	(2.0)
Net cash provided (used) by financing activities	520.0	(200.1)	(285.8)
Effect of exchange rate changes on cash and cash equivalents	(20.1)	1.3	5.1
Net change in cash, cash equivalents and restricted cash	54.3	(341.4)	(92.2)
Cash, cash equivalents, and restricted cash, beginning of period	188.3	529.7	621.9
Cash, cash equivalents, and restricted cash, end of period	$ 242.6	$ 188.3	$ 529.7
Supplemental disclosure of cash flow information			
Cash paid for interest associated with continued operations	$ 92.1	$ 86.4	$ 81.4
Cash paid for interest associated with discontinued operations	$ 53.6	$ 50.0	$ 45.7
Cash paid for taxes associated with continued operations	$ 32.6	$ 23.5	$ 20.2
Cash paid for taxes associated with discontinued operations	$ 12.9	$ 11.5	$ 21.9
Non cash investing activities			
Acquisition of property, plant and equipment through capital leases	$ 1.4	$ 9.4	$ 3.5

See accompanying notes to the consolidated financial statements.

This report is a combined report of Spectrum Brands Holdings, Inc. (“SBH”) and SB/RH Holdings, LLC (“SB/RH”) (collectively, the “Company”). The notes to the consolidated financial statements that follow include both consolidated SBH and SB/RH notes, unless otherwise indicated below.

NOTE 1 - DESCRIPTION OF BUSINESS

The Company is a diversified global branded consumer products company. We manage the businesses in three vertically integrated, product-focused segments: (i) Home and Personal Care (“HPC”), (ii) Global Pet Care (“GPC”), and (iii) Home and Garden (“H&G”). The Company manufactures, markets and/or distributes its products globally in the North America (“NA”), Europe, Middle East & Africa (“EMEA”), Latin America (“LATAM”) and Asia-Pacific (“APAC”) regions through a variety of trade channels, including retailers, wholesalers and distributors. We enjoy strong name recognition under our various brands and patented technologies across multiple product categories. Global and geographic strategic initiatives and financial objectives are determined at the corporate level. Each segment is responsible for implementing defined strategic initiatives and achieving certain financial objectives and has a president responsible for sales and marketing initiatives and the financial results for all product lines within that segment. The segments are supported through center-led shared service enabling functions consisting of finance and accounting, information technology, legal and human resource, supply chain and commercial operations. See *Note 21 – Segment Information* for more information pertaining to segments of continuing operations. The following is an overview of the consolidated business, by segment, summarizing product types and brands:

Segment	Products	Brands
HPC	*Home Appliances:* Small kitchen appliances including toaster ovens, coffeemakers, slow cookers, air fryers, blenders, hand mixers, grills, food processors, juicers, toasters, irons, kettles, and breadmakers. *Personal Care:* Hair dryers, flat irons and straighteners, rotary and foil electric shavers, personal groomers, mustache and beard trimmers, body groomers, nose and ear trimmers, women's shavers, haircut kits and intense pulsed light hair removal systems.	*Home Appliances:* Black & Decker®, Russell Hobbs®, George Foreman®, PowerXL®, Emeril Legasse®, Copper Chef ®, Toastmaster®, Juiceman®, Farberware®, and Breadman® *Personal Care:* Remington®
GPC	*Companion Animal:* Rawhide chews, dog and cat clean-up, training, health and grooming products, small animal food and care products, rawhide-free dog treats, and wet and dry pet food for dogs and cats. *Aquatics:* Consumer and commercial aquarium kits, stand-alone tanks; aquatics equipment such as filtration systems, heaters and pumps; and aquatics consumables such as fish food, water management and care.	*Companion Animal:* 8IN1® (8-in-1), Dingo®, Nature's Miracle®, Wild Harvest™, Littermaid®, Jungle®, Excel®, FURminator®, IAMS® (Europe only), Eukanuba® (Europe only), Healthy-Hide®, DreamBone®, SmartBones®, ProSense®, Perfect Coat®, eCOTRITION®, Birdola®, Good Boy®, Meowee!®, Wildbird®, and Wafcol®. *Aquatics:* Tetra®, Marineland®, Whisper®, Instant Ocean®, GloFish®, OmegaOne® and OmegaSea®
H&G	*Household:* Household pest control solutions such as spider and scorpion killers; ant and roach killers; flying insect killers; insect foggers; wasp and hornet killers; and bedbug, flea and tick control products. *Controls:* Outdoor insect and weed control solutions, and animal repellents such as aerosols, granules, and ready-to-use sprays or hose-end ready-to-sprays. *Repellents:* Personal use pesticides and insect repellent products, including aerosols, lotions, pump sprays and wipes, yard sprays and citronella candles. *Cleaning:* Household surface cleaning, maintenance, and restoration products, including bottled liquids, mops, wipes and markers.	*Household:* Hot Shot®, Black Flag®, Real-Kill®, Ultra Kill®, The Ant Trap® (TAT), and Rid-A-Bug®. *Controls:* Spectracide®, Garden Safe®, Liquid Fence®, and EcoLogic®. *Repellents:* Cutter® and Repel®. *Cleaning:* Rejuvenate®

SB/RH is a wholly owned subsidiary of SBH and represents substantially all of its assets, liabilities, revenues, expenses and operations. Spectrum Brands, Inc. (“SBI”), a wholly-owned subsidiary of SB/RH, incurred certain debt guaranteed by SB/RH and domestic subsidiaries of SBI. See *Note 12 - Debt* for more information pertaining to debt. SBI represents all of SB/RH assets, liabilities, revenues, expenses and operations. The reportable segments of SB/RH are consistent with the segments of SBH.

On September 8, 2021, the Company entered into a definitive Asset and Stock Purchase Agreement with ASSA ABLOY AB ("ASSA") to sell its Hardware and Home Improvement ("HHI") segment for cash proceeds of $4.3 billion, subject to customary purchase price adjustments. HHI consists of residential locksets and door hardware, including knobs, levers, deadbolts, handle sets, and electronic and connected locks under the Kwikset®, Weiser®, Baldwin®, Tell Manufacturing®, and EZSET® brands; kitchen and bath faucets and accessories under the Pfister® brand; and builders' hardware consisting of hinges, metal shapes, security hardware, rack and sliding door hardware, and gate hardware under the National Hardware® and FANAL® brands. The Company's assets and liabilities associated with the HHI disposal group have been classified as held for sale and the HHI operations have been classified as discontinued operations for all periods presented and notes to the consolidated financial statements have been updated for all periods presented to exclude information pertaining to discontinued operations and reflect only the continuing operations of the Company. Refer to *Note 3 – Divestitures* for more information on the HHI divestiture including the assets and liabilities classified as held for sale and income from discontinued operations.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

Principles of Consolidation and Fiscal Year End

The consolidated financial statements include the financial statements of the Company and its majority owned subsidiaries and have been prepared in accordance with Accounting Principles Generally Accepted in the United States ("GAAP"). All intercompany transactions have been eliminated.

The Company's fiscal year ends September 30 and reports its results using fiscal quarters whereby each three month quarterly reporting period is approximately thirteen weeks in length and ends on a Sunday. The exceptions are the first quarter, which begins on October 1, and the fourth quarter, which ends on September 30. For the year ended September 30, 2022, the fiscal quarters were comprised of the three months ended January 2, 2022, April 3, 2022, July 3, 2022, and September 30, 2022.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid temporary instruments purchased with original maturities of three months or less from date of purchase to be cash equivalents.

Receivables

Trade accounts receivable are carried at net realizable value. The Company extends credit to its customers based upon an evaluation of the customer's financial condition and credit history, but generally does not require collateral. The Company monitors its customers' credit and financial condition based on changing economic conditions and will make adjustments to credit policies as required. Provisions for losses on uncollectible trade receivables are determined based on ongoing evaluations of the Company's receivables, principally on the basis of historical collection experience and evaluations of the risks of nonpayment or return for a given customer. See *Note 8 - Receivables* for further detail.

Inventories

The Company's inventories are valued at the lower of cost or net realizable value. Cost of inventories is determined using the first-in, first-out (FIFO) method. See *Note 9 - Inventory* for further detail.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Depreciation is calculated on the straight-line basis over the estimated useful lives of the assets. Property, plant and equipment held under finance leases are depreciated on a straight-line basis over the shorter of the lease term or estimated useful life of the asset; such amortization is included in depreciation expense. See *Note 10 - Property, plant and equipment* for further detail. The Company uses accelerated depreciation methods for income tax purposes. Useful lives for property, plant and equipment are as follows:

Asset Type	Range
Buildings and improvements	20 - 40 years
Machinery and equipment	2 - 15 years

Expenditures which substantially increase value or extend useful lives are capitalized. Expenditures for maintenance and repairs are charged to operations as incurred. The Company records gains and losses on the disposition or retirement of property, plant and equipment based on the net book value and any proceeds received.

Long-lived fixed assets held and used are reviewed for impairment when events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Circumstances such as the discontinuation of a product or product line, a sudden or consistent decline in the sales forecast for a product, changes in technology or in the way an asset is being used, a history of operating or cash flow losses or an adverse change in legal factors or in the business climate, among others, may trigger an impairment review. If such indicators are present, the Company performs undiscounted cash flow analyses to determine if impairment exists. The asset value would be deemed impaired if the undiscounted cash flows generated did not exceed the carrying value of the respective asset group. If impairment is determined to exist, any related impairment loss is calculated based on fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Goodwill

Goodwill reflects the excess of acquisition cost over the aggregate fair value assigned to identifiable net assets acquired. Goodwill is not amortized, but instead is assessed for impairment at least annually and as triggering events or indicators of potential impairment are identified. Goodwill has been assigned to reporting units for purposes of impairment testing based upon the relative fair value of the asset to each reporting unit. Our reporting units are consistent with our segments. See *Note 21 - Segment Information* for further discussion.

Goodwill is tested for impairment in the fourth quarter of its fiscal year by either performing a qualitative assessment or a quantitative test for some, or all reporting units. The Company evaluates qualitative factors to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount. In performing a qualitative assessment, the Company considers events and circumstances, including, but not limited to, macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, changes in management or key personnel, changes in strategy, changes in customers, changes in market value, composition or carrying amount of a reporting unit's net assets, and considering any changes in the market price of the Company's common stock. If the Company determines that it is more likely than not the carrying value is greater than the fair value of a reporting unit after assessing the totality of facts and circumstances, a quantitative assessment is performed to determine the reporting unit fair value and measure the impairment. If the Company determines that it is more likely than not the fair value is greater than the carrying amount, then a quantitative assessment is not required.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (continued)

In estimating the fair value of our reporting units for a quantitative impairment assessment, we use a discounted cash flow methodology, which requires us to estimate future revenues, expenses, and capital expenditures and make assumptions about our weighted average cost of capital and perpetuity growth rate, among other variables. We test the aggregate estimated fair value of our reporting units by comparison to our total market capitalization, including both equity and debt capital. The fair value of each reporting unit is compared to its carrying value, including goodwill. If the fair value of a reporting unit is less than its carrying value, an impairment loss would be recognized equal to that excess; however the loss recognized cannot exceed the total amount of goodwill allocated to that reporting unit. See *Note 11 - Goodwill and Intangible Assets* for further detail.

Intangible Assets

Intangible assets are recorded at cost or at estimated fair value if acquired in a business combination. Customer lists, proprietary technology and certain trade name intangibles are amortized, using the straight-line method, over their estimated useful lives. The ranges of useful lives for definite-lived intangibles assets are as follows:

Asset Type	Range
Customer relationships	12 - 20 years
Technology assets	8 - 18 years
Tradenames	5 - 10 years

Definite-lived intangible assets held and used are reviewed for impairment when events or changes in business circumstances indicate that the carrying amount of the assets may not be recoverable. If indicators of potential impairment are identified, the Company performs an undiscounted cash flow analysis to determine if impairment exists. The asset value would be deemed impaired if the undiscounted cash flows expected to be generated by the asset did not exceed the carrying value of the respective asset group. If impairment is determined to exist, any related impairment loss is calculated based on fair value.

Certain trade name intangible assets have an indefinite life and are not amortized, but instead are assessed for impairment at least annually, in the fourth quarter of its fiscal year by either performing a qualitative assessment or a quantitative test for some or all indefinite lived intangible assets. The Company evaluates qualitative factors to determine whether it is more likely than not that the fair value of the indefinite lived intangible assets is less than its carrying amount. In performing a qualitative assessment, the Company considers events and circumstances, including, but not limited to, macroeconomic conditions, industry and market conditions, cost factors, changes in strategy and overall financial performance. If the Company determines that it is more likely than not the carrying value is greater than the fair value of an indefinite lived intangible asset, a quantitative assessment is performed to determine the fair value and measure the impairment. If the Company determines that it is more likely than not the fair value is greater than the carrying amount, then a quantitative assessment is not required.

The quantitative impairment analysis of indefinite lived intangible assets compares the estimated fair value of the identified trade names to their carrying value to determine if impairment exists. If the fair value is less than the carrying value, an impairment loss is recorded for the excess. The fair value of indefinite-lived intangible assets is determined using an income approach, the relief-from-royalty methodology, which requires us to make estimates and assumptions about future revenues, royalty rates, and the discount rate, among others. See *Note 11 - Goodwill and Intangible Assets* for further detail.

Assets Held for Sale and Discontinued Operations

An asset, group of assets, or qualifying business are considered held for sale when they meet all the applicable criteria; including: (i) having the authority to sell, (ii) being available to sell in their present condition, (iii) having an active program to locate buyers, (iv) being actively marketed at current fair value, and (v) considered probable of selling within one year. Assessment for held for sale are performed at least quarterly or when events or changes in business circumstances indicate that a change in classification may be necessary.

Assets and liabilities of a qualifying business are excluded from the net assets of continuing operations, separated in a disposal group and classified as held for sale in the period in which the held for sale criteria was met. Corporate debt is not included as a component of the disposal group, regardless of repayment provisions, and only debt directly attributable to the divested operations may be included as held for sale. Assets and liabilities held for sale are recorded at the lower of its carrying amount or estimated fair value less expected cost to sell and any unrecognized other comprehensive loss. Assets held for sale do not experience any subsequent depreciation or amortization after being classified as held for sale. Assets held for sale are reviewed for impairment at least quarterly, and if the carrying amount of the disposal group exceeds the estimated fair value less cost to sell, a loss is recognized. If a business is classified as held for sale after the balance sheet date but before the financial statements are issued or are available to be issued, the business continues to be classified as held and used in those financial statements when issued or when available to be issued.

The Company reports the results of operations of a business as discontinued operations if a disposal represents a strategic shift that has (or will have) a major effect on an entity's operations and financial results when the business is sold and meets the criteria for being classified as held for sale. Assets and liabilities of a disposal group classified as held for sale and related to discontinued operations are presented as held for sale for all current and prior periods presented within the statement of a financial position. The results of discontinued operations are reported in Income From Discontinued Operations, Net of Tax in the accompanying Consolidated Statements of Income for the current and prior periods commencing in the period in which the business meets the held for sale criteria, and includes any gain or loss recognized on closing, or adjustment of the carrying amount to fair value less cost to sell while being held for sale. Loss realized upon change of classification to held for sale is recognized as a loss to continuing operations. Income from discontinued operations includes only direct costs attributable to the divested business and excludes any indirect cost allocation associated with any shared or corporate led functions unless otherwise dedicated to the divested business. Transactions between the businesses held for sale and businesses held for use that are expected to continue to exist after the disposal are not eliminated to appropriately reflect the continuing operations and balances held for sale. Interest costs from corporate debt, excluding premium payments or loss on extinguishment of debt, may be included as a component of income from discontinued operations specifically attributable to interest from corporate debt that is obligated to be repaid following the completion of a divestiture; plus the allocation of interest cost from corporate debt not directly attributable to or related to other operations based on the ratio of net assets of the disposal group held for sale to the consolidated net assets plus consolidated debt, excluding debt assumed in transaction, required to be repaid, or directly attributable to other operations of the Company. Amounts within accumulated other comprehensive income directly associated with a divested business are not realized as a component of Income from Discontinued Operations until completion of the sale or disposition. See *Note 3 - Divestitures* for further detail.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (continued)

Debt Issuance Costs

Debt issuance costs are deferred and amortized to interest expense using the effective interest method over the lives of the related debt agreements. Debt issuance costs are included as a reduction to Long Term Debt, Net of Current Portion in the Consolidated Statements of Financial Position. Amortization of debt issuance costs is recognized as a component of Interest Expense in the Consolidated Statements of Income. See *Note 12 - Debt* for further detail.

Financial Instruments

Derivative financial instruments are used by the Company principally in the management of its foreign currency exposures. The Company does not hold or issue derivative financial instruments for trading or speculative purposes. Derivative assets and liabilities are reported at fair value in the Consolidated Statements of Financial Position. When hedge accounting is elected at inception, the Company formally designates the financial instrument as a hedge of a specific underlying exposure and documents both the risk management objectives and strategies for undertaking the hedge. Depending on the nature of derivatives designated as hedging instruments, changes in fair value are either offset against the change in fair value of the hedged assets or liability through earnings, or recognized in equity through other comprehensive income until the hedged item is recognized. Derivative instruments that hedge the exposure to variability in expected future cash flows and are designated as cash flow hedges, and the entire change in the fair value of the hedging instrument is recorded as a component of Accumulated Other Comprehensive (Loss) Income ("AOCI") in Shareholders' Equity. Those amounts are subsequently reclassified to earnings in the same line item in the Consolidated Statement of Income as impacted by the hedge item when the hedged item affects earnings. To receive hedge accounting treatment, cash flow hedges must be highly effective in offsetting changes to expected future cash flows on hedged transactions. For derivatives that do not qualify for hedge accounting treatment, the change in the fair value is recognized in earnings. See *Note 14 - Derivatives* for further detail.

Treasury Stock

Treasury stock purchases are stated at average cost and presented as a separate reduction of equity.

Noncontrolling Interest

Noncontrolling interest recognized in the consolidated equity of the Company is the minority interest ownership in equity of a consolidated subsidiary that is not attributable, directly or indirectly, to the parent company, SBH; and recognized separate from shareholders' equity in the Consolidated Statement of Financial Position. Income from a consolidated subsidiary with a minority interest ownership is allocated to the minority interest and considered attributable to the noncontrolling interest in the Consolidated Statement of Income.

Business Combinations and Acquisition Accounting

The Company accounts for acquisitions by applying the acquisition method of accounting when the transaction or event is considered a business combination, which requires that the assets acquired and liabilities assumed constitute a business. A defined business is generally an acquired group of assets with inputs and processes that make it capable of generating a return or economic benefit for the acquirer. The acquisition method of accounting requires, among other things, that the assets acquired and liabilities assumed in a business combination be measured at their fair values as of the closing date of the acquisition. See *Note 4 – Acquisitions* for further detail.

Revenue Recognition

Product Sales

Our customers mostly consist of retailers, wholesalers and distributors, and construction companies with the intention to sell and distribute to an end consumer. The Company recognizes revenue from the sale of products upon transfer of control to the customer. For the majority of our product sales, the transfer of control is recognized when we ship the product from our facilities to the customer unless we retain title and risk of loss upon shipment and we arrange and paid for freight such that we retain physical possession and control during delivery.

Licensing Revenue

The Company also sells licenses of its brands to third-party sellers and manufacturers for the development, production, sales & distribution of products that are not directly managed or offered by the Company. The Company maintains all right of ownership of the intellectual property and contracts with its customer for the use of the intellectual property in their operations. Revenue derived from the right-to-access licenses is recognized using the over time revenue recognition method, applying the 'as-invoiced' practical expedient method at the amount we are able to bill using a time-elapsed measure of progress, taking into consideration any minimum guarantee provisions under the contract, as it appropriately depicts its performance of providing access to the Company's brands, trade names, logos, etc.

Other Revenue

Other revenue consists primarily of installation or maintenance services that are provided to certain customers in the GPC segment. The services are often associated with the sale of product but are also provided separately and are considered a distinct performance obligation separate from product sales. With the acquisition of the Tristar Business, the Company also sells extended warranty coverage for certain Tristar Business products that are sold directly to consumers, which is sold as a separate contract and recognized as a separate performance obligation that is distinct from the product. The extended warranty is initially recognized as deferred revenue and amortized on a straight-line basis to Net Sales over the life of the contracts.

Variable Consideration and Cash Paid to Customers

The Company measures revenue as the amount of consideration for which it expects to be entitled in exchange for transferring goods or providing services. Certain retailers and/or end customers may receive cash or non-cash incentives such as rebates, volume or trade discounts, cooperative advertising, price protection, service level penalties, and other customer-related programs, which are accounted for as variable consideration. Estimated amounts are included in the transaction price to the extent it is probable that a significant reversal of revenue recognized will not occur when the uncertainty is resolved. Estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on an assessment of the anticipated performance and all information (historical, current and forecasted) that is reasonably available. The estimated liability for sales discounts and other programs and allowances is calculated using the expected value method or most likely amount and recorded at the time of sale as a reduction of net sales.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (continued)

The Company may also enter into various arrangements, primarily with retail customers, which require the Company to make upfront cash payments to secure the right to distribute through such customers. The Company defers the cost of these payments, provided they are supported by a volume-based arrangement with the retailer with a period of 12 months or longer, and amortizes the associated payment over the appropriate time or volume-based term of the arrangement. Deferred payments are recognized as a contract asset and are reported in the Consolidated Statements of Financial Position as Deferred Charges and Other Assets with related amortization treated as a reduction in Net Sales.

Product Returns

In the normal course of business, the Company may allow customers to return product per the provisions in a sale agreement. Estimated product returns are recorded as a reduction in reported revenues at the time of sale based upon historical product return experience, adjusted for known trends, to arrive at the amount of consideration expected to be received. For the anticipated value of the returns, the Company will recognize a return liability in Other Current Liabilities and a separate return asset included in the Prepaid Expenses and Other Current Assets, when applicable. See *Note 6 - Revenue Recognition* for further discussion on product returns. Product returns do not include provisions for warranties provided to end-consumers of the Company's products, which are recognized as a component of the Company's cost of goods sold. See *Note 20 - Commitments and Contingencies* for further discussion on product warranty.

Practical Expedients and Exemptions:

- The Company does not adjust the promised amount of consideration for the effects of a significant financing component, as the period between the transfer of a promised good or service to a customer and the customer's payment for the good or service is one year or less.
- The Company does not assess whether promised goods or services are performance obligations if they are immaterial in the context of the contract with the customer.
- The Company does not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which we recognize revenue at the amount to which we have the right to invoice for services performed. The estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied or partially unsatisfied at the end of the reporting period is immaterial.
- The Company generally expenses sales commissions and other contract and fulfillment costs when the amortization period is less than one year. The Company records these costs within selling, general and administrative expenses. For costs amortized over a period longer than one year, such as fixtures which are much more permanent in nature, the Company defers and amortizes over the supportable period based upon historical assumptions and analysis. The costs for permanent displays are incorporated into the pricing of product sold to customer.
- The Company excludes all sales taxes that are assessed by a governmental authority from the transaction price.

See *Note 6 – Revenue Recognition* for further detail.

Shipping and Handling Costs

Shipping and handling costs include costs incurred with third-party carriers to transport products to customers and salaries and overhead costs related to activities to prepare the Company's products for shipment at the Company's distribution facilities. Shipping and handling costs were $274.2 million, $216.3 million and $172.8 million during the years ended September 30, 2022, 2021 and 2020, respectively. The Company accounts for shipping and handling activities, which occur after control of the related goods transfers, as fulfillment activities instead of assessing such activities as performance obligations. Shipping and handling costs are included in Selling Expenses in the Consolidated Statements of Income.

Advertising Costs

Advertising costs include agency fees and other costs to create advertisements, as well as costs paid to third parties to print or broadcast the Company's advertisements and are expensed as incurred. The Company incurred advertising costs of $64.1 million, $54.0 million and $40.7 million during the years ended September 30, 2022, 2021 and 2020, respectively. Advertising costs are included in Selling Expenses in the Company's Consolidated Statements of Income.

Research and Development Costs

Research and development costs are charged to expense in the period they are incurred.

Environmental Expenditures

Environmental expenditures that relate to current operations or to conditions caused by past operations are expensed or capitalized as appropriate. The Company determines its liability for environmental matters on a site-by-site basis and records a liability at the time when it is probable that a liability has been incurred and such liability can be reasonably estimated. The estimated liability is not reduced for possible recoveries from insurance carriers. Environmental costs include initial site surveys, costs for remediation and restoration and ongoing monitoring costs, as well as fines, damages and other costs, when applicable and estimable. Adjustments to initial estimates are recorded, from time to time, to reflect changing circumstances and estimates based upon additional information developed in subsequent periods. Estimated environmental remediation expenditures are included in the determination of the net realizable value recorded for assets held for sale. See *Note 20 - Commitments and Contingencies* for further discussion.

Restructuring Charges

The Company regularly enters into various restructuring initiatives, optimization projects, strategic transactions, and other business development activities that may include the recognition of exit or disposal costs. Exit or disposal costs include, but are not limited to, the costs of termination benefits, such as a one-time involuntary severance or retention bonuses, one-time contract termination costs (excluding leases), and other costs associated with non-termination type costs related to restructuring initiatives such as incremental costs for the sale or termination of a line of business, closure or consolidation of operating facilities or business locations in a country or region, relocation of business activities and employees from one location to another, change in management structure, transition of third-party providers and a fundamental reorganization that affects the nature and focus of operations, among others. Restructuring charges associated with manufacturing are recorded as Cost of Goods Sold. Restructuring charges associated with administrative functions are recorded as operating expenses, such as initiatives impacting sales, marketing, distribution or other non-manufacturing related functions.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (continued)

Liabilities from restructuring charges are recorded for estimated costs of facility closures, significant organizational adjustments and measures undertaken by management to exit certain activities. Costs for such activities are estimated by management after evaluating detailed analyses of the costs to be incurred. Such liabilities or asset reductions could include amounts for items such as severance costs and related benefits, lease termination payments and any other items directly related to the exit activities. Impairment of property and equipment and other current or long-term assets as a result of a restructuring initiative is recognized as a reduction of the appropriate asset.

See *Note 5 - Restructuring Charges* for further detail.

Leases

The Company determines if an arrangement is a lease at inception, considering whether the contract conveys a right to control the use of the identified asset for a period of time in exchange for consideration. Leases are classified as operating or finance leases at the commencement date of the lease. Operating leases are included in Operating Lease Assets, Other Current Liabilities and Long-Term Operating Lease Liabilities on the Consolidated Statement of Financial Position. Finance leases are included in Property, Plant and Equipment, Current Portion of Long-Term Debt, and Long-Term Debt, Net of Current Portion on the Consolidated Statement of Financial Position.

Right of use ("ROU") lease assets and liabilities are recognized based on the present value of future minimum lease payments over the lease term at commencement date. ROU lease liabilities are classified between current and long-term liabilities based on their payment terms. The ROU operating lease asset includes prepaid rent and reflects the unamortized balance of lease incentives. Our leases may include renewal options, and we include the renewal option in the lease term if we conclude that it is reasonably certain that we will exercise that option. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. Lease expense for operating leases is recognized on a straight-line basis over the lease term. Variable lease payments that do not depend on an index or a rate, such as the Company’s proportionate share of actual costs for utilities, common area maintenance, insurance, and property taxes, are excluded from the measurement of the lease liability, unless subject to fixed minimum requirements and are recognized as variable lease cost when the obligation for that payment is incurred.

As most of the Company’s leases do not provide the lease implicit rates, the Company uses its incremental borrowing rates as the discount rate, adjusted as applicable, based on the information available at the lease commencement dates to determine the present value of lease payments. The incremental borrowing rate represents an estimate of the interest rate the Company would incur to borrow, on a collateralized basis and in a similar economic environment, over the term of a lease. The Company may use the lease implicit rate, if readily determinable, as the discount rate to determine the present value of lease payments. See *Note 13 – Leases* for additional information.

We review the impairment of our ROU lease assets consistent with the approach applied for our other long-lived assets. ROU lease assets are reviewed for impairment when events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Circumstances such as the discontinuation of a product or product line, a sudden or consistent decline in the sales forecast for a product, changes in technology or in the way an asset is being used, early termination or exit of a lease agreement, a history of operating or cash flow losses or an adverse change in legal factors or in the business climate, among others, may trigger an impairment review. If such indicators are present, the Company performs an undiscounted cash flow analysis to determine if impairment exists. The asset value would be deemed impaired if the undiscounted cash flows generated did not exceed the carrying value of the respective asset group. If impairment is determined to exist, any related impairment loss is calculated based on fair value.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in income tax expense in the period in which the change in judgment occurs. Accrued interest expense and penalties related to uncertain tax positions are recorded in Income Tax Expense. See *Note 16 - Income Taxes* for further detail.

Foreign Currency Translation

Local currencies are considered the functional currencies for most of the Company’s operations outside the United States. Assets and liabilities of the Company’s foreign subsidiaries are translated at the rate of exchange existing at year-end, with revenues, expenses and cash flows translated at the average of the monthly exchange rates. Adjustments resulting from translation of the financial statements are recorded as a component of equity in Accumulated Other Comprehensive Income (“AOCI”), including the effects of exchange rate changes on intercompany balances of a long-term investment nature.

Foreign currency transaction gains and losses for transactions denominated in a currency other than the functional currency are reported in Other Non-Operating Expense, Net in the Consolidated Statements of Income in the period they occur. Exchange losses on foreign currency transactions were $14.5 million, $1.5 million, and $7.1 million for the years ended September 30, 2022, 2021 and 2020, respectively.

Newly Adopted Accounting Standards

In December 2019, the FASB issued ASU No. 2019-12, *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes*. The new standard simplifies the accounting for income taxes by removing certain exceptions for recognizing deferred taxes for investments, performing intra-period allocation and calculating income taxes in interim periods. The new standard also adds guidance to reduce complexity in certain areas, including recognizing deferred taxes for tax goodwill and allocating taxes to members of a consolidated group. The ASU is effective for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years and was adopted by the Company on October 1, 2021. The adoption did not have a material impact on the Company's consolidated financial statements.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (continued)

Recently Issued Accounting Standards

In March 2020, the FASB issued ASU 2020-04, *Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting*. In January 2021, the FASB clarified the scope of that guidance with the issuance of ASU 2021-01*, "Reference Rate Reform: Scope."* This ASU provides optional expedient and exceptions for applying generally accepted accounting principles to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. In response to the concerns about structural risks of interbank offered rates ("IBORs") and, particularly, the risk of cessation of the London Interbank Offered Rate ("LIBOR"), regulators in several jurisdictions around the world have undertaken reference rate reform initiatives to identify alternative reference rates that are more observable or transaction based and less susceptible to manipulation. The ASU provides companies with optional guidance to ease the potential accounting burden associated with transitioning away from reference rates that are expected to be discontinued. In January 2021, the FASB issued ASU 2021-01, which adds implementation guidance to clarify certain optional expedients in Topic 848. The ASUs can be adopted no later than December 31, 2022 with early adoption permitted. The adoption will not have a material impact on the Company's consolidated financial statements.

In October 2021, the FASB issued ASU 2021-08, *Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers*. This ASU requires that an acquirer recognize, and measure contract assets and contract liabilities acquired in a business combination in accordance with ASC 606 "Revenue from Contracts with Customers" (Topic 606) as if it had originated the contracts. Generally, this would result in an acquirer recognizing and measuring the acquired contract assets and contract liabilities consistent with how they were recognized and measured in the acquiree's financial statements if the acquiree prepared financial statements in accordance with US GAAP. This standard is effective for fiscal years beginning after December 15, 2023 including interim periods within the fiscal year. Early adoption is permitted. The standard is applied prospectively to business combinations occurring on or after the effective date of the amendments. The impact will be based on future business combinations after we adopt the standard.

NOTE 3 – DIVESTITURES

The following table summarizes the components of Income from Discontinued Operations, Net of Tax in the accompanying Consolidated Statement of Income for the years ended September 30, 2022, 2021, and 2020:

(in millions)	2022	2021	2020
Income from discontinued operations before income taxes - HHI	$ 253.3	$ 288.2	$ 227.8
(Loss) income from discontinued operations before income taxes - Other	(3.8)	(7.3)	4.1
Interest on corporate debt allocated to discontinued operations	46.4	44.5	47.3
Income from discontinued operations before income taxes	203.1	236.4	184.6
Income tax expense from discontinued operations	53.4	62.1	33.7
Income from discontinued operations, net of tax	149.7	174.3	150.9
Income (loss) from discontinued operations, net of tax attributable to noncontrolling interest	0.9	(0.2)	0.4
Income from discontinued operations, net of tax attributable to controlling interest	$ 148.8	$ 174.5	$ 150.5

Interest from corporate debt allocated to discontinued operations includes interest on Term Loans required to be paid down using proceeds received on disposal on sale of a business, and interest expense from corporate debt not directly attributable to or related to other operations based on the ratio of net assets of the disposal group held for sale to the consolidated net assets plus consolidated debt, excluding debt assumed in transaction, required to be repaid, or directly attributable to other operations of the Company. Corporate debt, including Term Loans, are not classified as held for sale as they are not directly attributable to the identified disposal groups.

Hardware and Home Improvement ("HHI")

On September 8, 2021, the Company entered into a definitive Asset and Stock Purchase Agreement (the "ASPA") with ASSA ABLOY AB ("ASSA") to sell its HHI segment for cash proceeds of $4.3 billion, subject to customary purchase price adjustments. The Company's assets and liabilities associated with the HHI disposal group has been classified as held for sale and the respective operations have been classified as discontinued operations and reported separately for all periods presented.

The ASPA provides that ASSA will purchase the equity of certain subsidiaries of the Company, and acquire certain assets and assume certain liabilities of other subsidiaries used or held for the purpose of the HHI business. The Company and ASSA have made customary representations and warranties and have agreed to customary covenants relating to the acquisition. Among other things, prior to the consummation of the acquisition, the Company will be subject to certain business conduct restrictions with respect to its operation of the HHI business. The Company and ASSA have agreed to indemnify each other for losses arising from certain breaches of the ASPA and for certain other matters. In particular, the Company has agreed to indemnify ASSA for certain liabilities relating to the assets retained by the Company, and ASSA has agreed to indemnify the Company for certain liabilities assumed by ASSA, in each case as described in the ASPA. The Company and ASSA have agreed to enter into related agreements ancillary to the acquisition that will become effective upon the consummation of the acquisition, including a customary transition services agreement and reverse transition services agreement.

The consummation of the acquisition is subject to certain customary conditions, including, among other things, (i) the absence of a material adverse effect on HHI, (ii) the expiration or termination of required waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, (iii) the receipt of certain other antitrust approvals in certain specified foreign jurisdictions (the conditions contained in (ii) and (iii) together, the "Antitrust Conditions"), (iv) the accuracy of the representations and warranties of the parties generally subject to a customary material adverse effect standard (as described in the ASPA) or other customary materiality qualifications), (v) the absence of governmental restrictions on the consummation of the acquisition in certain jurisdictions, and (vi) material compliance by the parties with their respective covenants and agreements under the ASPA. The consummation of the transaction is not subject to any financing condition.

NOTE 3 – DIVESTITURES (continued)

The ASPA also contains certain termination rights, including the right of either party to terminate the ASPA if the consummation of the acquisition has not occurred on or before December 8, 2022 (the "Termination Date"). Further, if the acquisition has not been consummated by the Termination Date and all conditions precedent to ASSA's obligation to consummate the acquisition have otherwise been satisfied except for one or more of the Antitrust Conditions, then ASSA would be required to pay the Company a termination fee of $350 million. On July 14, 2022, the parties entered into an amendment to the ASPA (the "Amendment") pursuant to which the Termination Date was extended to June 30, 2023. Except for the foregoing amendment to the Termination Date, the ASPA remains in full force and effect as written, including with respect to the termination fee of $350 million. The Company continues to engage with antitrust regulators in the regulatory review of the HHI transaction and the extension is intended to provide the parties with additional time (to the extent needed) to satisfy the conditions related to receipt of governmental clearances. On September 15, 2022, the Department of Justice ("DOJ") filed a complaint seeking to enjoin the transaction and block the acquisition of the HHI division by ASSA. Both the Company and ASSA have stated their disagreement with the DOJ's concerns. The Company expects that the trial will occur in April 2023. The Company and ASSA will jointly defend the transaction in the litigation. ASSA has also announced that, to resolve all the alleged competitive concerns surrounding the acquisition of HHI, it has initiated a process to sell its Emtek and its smart residential business in the U.S. and Canada. The Company continues to recognize the HHI division as held for sale and as a component of our discontinued operations. The parties are committed to closing the HHI transaction and the Company and ASSA both continue to expect that they will obtain all the required governmental clearances and will close the HHI transaction.

The following table summarizes the assets and liabilities of the HHI disposal group classified as held for sale as of September 30, 2022 and 2021:

(in millions)	2022	2021
Assets		
Trade receivables, net	$ 135.5	$ 130.2
Other receivables	6.7	12.1
Inventories	327.1	332.2
Prepaid expenses and other current assets	33.1	39.1
Property, plant and equipment, net	166.6	143.5
Operating lease assets	63.6	55.5
Deferred charges and other	11.7	11.7
Goodwill	698.6	710.9
Intangible assets, net	373.8	374.8
Total assets of business held for sale	$ 1,816.7	$ 1,810.0
Liabilities		
Current portion of long-term debt	$ 1.4	$ 1.5
Accounts payable	224.7	206.6
Accrued wages and salaries	32.7	41.7
Other current liabilities	79.9	75.9
Long-term debt, net of current portion	54.6	54.4
Long-term operating lease liabilities	46.9	48.6
Deferred income taxes	10.1	7.8
Other long-term liabilities	13.4	17.8
Total liabilities of business held for sale	$ 463.7	$ 454.3

The following table summarizes the components of income from discontinued operations before income taxes associated with the HHI divestiture in the accompanying Consolidated Statements of Operations for the years ended September 30, 2022, 2021 and 2020:

(in millions)	2022	2021	2020
Net sales	$ 1,652.3	$ 1,615.8	$ 1,342.1
Cost of goods sold	1,096.3	1,025.3	850.3
Gross profit	556.0	590.5	491.8
Operating expenses	298.0	293.1	257.1
Operating income	258.0	297.4	234.7
Interest expense	3.4	3.4	3.5
Other non-operating expense, net	1.3	5.8	3.4
Income from discontinued operations before income taxes	$ 253.3	$ 288.2	$ 227.8

Beginning in September 2021, the Company ceased the recognition of depreciation and amortization of long-lived assets associated with the HHI disposal group classified as held for sale. Interest expense consists of interest from debt directly attributable to HHI operations that primarily consist of interest from finance leases. No impairment loss was recognized on the asset held for sale as the purchase price of the business less estimated cost to sell is more than its carrying value.

NOTE 3 – DIVESTITURES (continued)

The following table presents significant non-cash items and capital expenditures of discontinued operations from the HHI divestiture:

(in millions)	2022	2021	2020
Depreciation and amortization	$ —	$ 31.1	$ 33.9
Share and incentive based compensation	$ 5.3	$ 0.8	$ 6.0
Purchases of property, plant and equipment	$ 23.9	$ 22.8	$ 16.9

Other

Loss from discontinued operations before income taxes – other includes incremental pre-tax loss for changes to tax and legal indemnifications and other agreed-upon funding under the acquisition agreements for the sale and divestiture of the Global Batteries & Lighting ("GBL") and Global Auto Care ("GAC") divisions to Energizer Holdings, Inc. ("Energizer") during the year ended September 30, 2019. The Company and Energizer agreed to indemnify each other for losses arising from certain breaches of the acquisition agreement and for certain other matters. The Company has agreed to indemnify for certain liabilities relating to the assets retained, and Energizer agreed to indemnify the Company for certain liabilities assumed, in each case as described in the acquisition agreements. Subsequently, effective January 2, 2020, Energizer closed its divestitures of the European based Varta® consumer battery business in the EMEA region to Varta AG and transferred all respective rights and indemnifications attributable to the Varta® consumer battery business provided by the GBL sale to Varta AG. As of September 30, 2022 and 2021, the Company recognized $22.3 million and $36.5 million respectively, related to indemnification payables in accordance with the acquisition agreements, including $7.0 million and $17.3 million within Other Current Liabilities, respectively, and $15.3 million and $19.2 million, within Other Long-Term Liabilities, respectively, on the Company’s Consolidated Statements of Financial Position, primarily attributable to income tax indemnifications associated with previously recognized uncertain tax benefits.

The Company entered into a series of transition services agreements ("TSAs") and reverse TSAs with Energizer to support various shared back office administrative functions including finance, sales and marketing, information technology, human resources, real estate and supply chain, customer service and procurement. TSAs associated with the Varta® consumer battery business were transferred to Varta AG as part of the subsequent divestiture by Energizer. Charges associated with TSAs were recognized as bundled service costs under a fixed fee structure by the respective service or function and geographic location, including one-time pass-through charges for warehousing, freight, amongst others, with variable expiration dates up to 24 months. Charges associated with TSAs and reverse TSAs are recognized as a reduction to or increase in the respective costs, as a component of operating expense or cost of goods sold, depending upon the functions supported by or provided to the Company. Additionally, due to the commingled nature of the shared administrative functions, cash would be received or paid on behalf of the respective counterparty's operations, resulting in cash flow being commingled with operating cash flow of the Company which would settle on a net basis with TSA charges. The Company had exited all outstanding TSAs with Energizer and Varta by January 2021. The following table summarizes the TSA income and expenses during the years ended September 30, 2021 and 2020:

(in millions)	2021	2020
TSA income	$ 0.9	$ 9.6
TSA expense	2.6	13.5
Net TSA (loss) income	$ (1.7)	$ (3.9)

Coevorden Operations

On March 29, 2020, the Company completed its sale of the dog and cat food (“DCF”) production facility and distribution center in Coevorden, Netherlands (“Coevorden Operations”) pursuant to an agreement with United Petfood Producers NV (“UPP”) for total cash proceeds of $29.0 million. The divestiture does not constitute a strategic shift for the Company and therefore is not considered discontinued operations. The divestiture of the Coevorden Operations was defined as a disposal of a business and a component of the GPC segment and reporting unit, resulting in the allocation of $10.6 million of GPC goodwill to the disposal group based upon a relative fair-value allocation. The Company realized a loss on assets held for sale of $26.8 million during the year ended September 30, 2020. The Company and UPP entered into related agreements ancillary to the acquisition that became effective upon the consummation of the acquisition, including a TSA. The Company will continue to operate its commercial DCF business following the divestiture of the Coevorden Operations and entered into a manufacturing agreement with UPP to supply the continuing DCF business, subject to an incremental tolling charge.

NOTE 4 – ACQUISITIONS

Tristar Business Acquisition

On February 18, 2022, the Company acquired all of the membership interests in HPC Brands, LLC, which consist of the home appliances and cookware business of Tristar Products, Inc. (the "Tristar Business") for a purchase price of $325.0 million, net of customary purchase price adjustments and transaction costs, plus a potential earn-out payment of up to $100.0 million if certain gross profit targets are achieved in calendar year 2022, and another earn-out payment of $25.0 million if certain other gross profit targets are achieved in calendar year 2023. The acquisition of the Tristar Business was funded by a combination of cash on hand and incremental borrowings incurred as a new tranche under the Company's existing credit agreement. See *Note 12 - Debt* for further detail on the amendment to the credit agreement.

The Tristar Business includes a portfolio of home appliances and cookware products sold under the PowerXL®, Emeril Legasse®, and Copper Chef® brands. The PowerXL® and Copper Chef® brands were acquired outright by the Company while the Emeril Legasse® brand remains subject to a trademark license agreement with the license holder (the "Emeril License"). Pursuant to the Emeril License, the Company will continue to license the Emeril Legasse® brands in the US, Canada, Mexico, and the United Kingdom for certain designated product categories of household appliances within the Home and Personal Care ("HPC") segment, including small kitchen food preparation products, indoor and outdoor grills and grill accessories, and cookbooks. The Emeril License is set to expire effective December 31, 2022 with options of up to three one-year renewal periods following the initial expiration. Under the terms of the agreement, we agreed to pay the license holder a percentage of sales, with minimum annual royalty payments of $1.5 million, that increase to $1.8 million in subsequent renewal periods.

The net assets and operating results of the Tristar Business, since the acquisition date of February 18, 2022, are included in the Company’s Consolidated Statements of Income and reported within the HPC reporting segment for the year ended September 30, 2022.

NOTE 4 – ACQUISITIONS (continued)

The Company has recorded a preliminary allocation of the purchase price to tangible and identifiable intangible assets acquired and liabilities assumed based on their fair values as of the February 18, 2022 acquisition date. The excess of the purchase price over the fair value of the net tangible assets and identifiable intangible assets of $108.1 million was recorded as goodwill, which is deductible for tax purposes. Goodwill includes value associated with profits earned from market and expansion capabilities including the success of new product launches through direct response television and direct to consumer channels, new brand development and products brought to market by the Company, synergies from integration and streamlining operational activities, the going concern of the business, and the value of the assembled workforce. The preliminary fair values recorded were determined based upon a valuation with estimates and assumptions used in such valuation that are subject to change within the measurement period (up to one year from the acquisition date). The primary areas of acquisition accounting that are not finalized relate to amounts for deferred taxes, goodwill, and components of working capital.

The calculation of the preliminary purchase price is as follows:

(in millions)	Purchase Price
Cash paid at closing	$ 314.6
Cash received for purchase price settlement	(42.2)
Contingent consideration	30.0
Total purchase price	$ 302.4

As of the transaction date, the Company recorded a contingent consideration liability of $30.0 million to reflect the estimated fair value of the contingent consideration for the earn-out payments. The fair value was determined using a Monte Carlo simulation model to value the earn-out based on the likelihood of reaching specific targets. The fair value measurement is determined based on significant unobservable inputs and thus represents a Level 3 fair value measurement. The key assumptions considered include the estimated amount and timing of projected gross profits, volatility, estimated discount rates, and risk-free interest rate. The inputs and assumptions may not be observable in the market but reflect the assumptions the Company believes would be made by a market participant. After the acquisition date, the Company and the acquired Tristar Business experienced a downturn in operating results attributable to significant shifts in retail customer purchasing resulting from high retail inventory levels and lower replenishment orders, especially with significant mass retail customers, along with continued inflationary cost pressures and incremental margin risk from promotional spending. As a result, the Company has adjusted the forecasted results of the Tristar Business, which impacted the value of the contingent consideration. The fair value of the contingent consideration liability as of September 30, 2022, was estimated to be $1.5 million, recognized as Other Current Liabilities on the Company's Consolidated Statements of Financial Position, and the Company recognized a decrease of $28.5 million since the initial valuation as of the acquisition date.

The following table summarizes the preliminary fair value of assets acquired and liabilities assumed as of the date of acquisition:

(in millions)	Purchase Price Allocation
Cash and cash equivalents	$ 0.3
Trade receivables, net	49.7
Other receivables	0.4
Inventories	102.0
Prepaid expenses and other current assets	4.4
Property, plant and equipment, net	0.4
Operating lease assets	23.3
Goodwill	108.1
Intangible assets, net	95.0
Deferred charges and other	3.7
Accounts payable	(52.5)
Accrued wages and salaries	(0.6)
Other current liabilities	(20.7)
Long-term operating lease liabilities	(11.1)
Net assets acquired	$ 302.4

The values allocated to intangible assets and the weighted average useful lives are as follows:

(in millions)	Carrying Amount	Weighted Average Useful Life (Years)
Tradename	$ 66.0	Indefinite
Customer relationships	29.0	13 years
Total intangibles acquired	$ 95.0	

NOTE 4 – ACQUISITIONS (continued)

The Company performed a valuation of the acquired inventories, tradenames, and customer relationships. The fair value measurements are based on significant inputs not observable in the market, and therefore, represent Level 3 measurements. The following is a summary of significant inputs to the valuation:

Inventory – Acquired inventory consists of branded finished goods that were valued based on the comparative sales method, which estimates the expected sales price of the finished goods inventory, reduced for all costs expected to be incurred in its completion or disposition and a profit on those costs.

Tradename – The Company valued the PowerXL® tradename using an income approach, the relief-from-royalty method. Under this method, the asset value was determined by estimating the hypothetical royalties that would have to be paid if the tradenames were not owned. Royalty rate of 3% for valuation of PowerXL® was selected based on consideration of several factors, including prior transactions, related trademarks and tradenames, other similar trademark licensing and transaction agreements and the relative profitability and perceived contribution of the tradenames. The discount rate applied to the projected cash flow was 16% based on the implied transaction internal rate of return for the overall business, excluding cost synergies. The resulting discounted cash flows were then tax-effected at the applicable statutory rate.

Customer relationships – The Company values customer relationships using the multi-period excess earnings method under a market participant distributor method of the income approach. In determining the fair value of the customer relationships, the multi-period excess earnings approach values the intangible asset at the present value of the incremental after-tax cash flows attributable only to the customer relationship after deducting contributory asset charges. Only expected sales from current retail customers were used, which are estimated using average annual expected growth rate of 2.7%. The Company assumed a customer attrition rate of 5%, which is supported by historical attrition rates. The discount rate applied to the projected cash flow was 12% based upon a weighted average cost of capital for the overall business and income taxes were estimated at the applicable statutory rate.

During the year ended September 30, 2022, the Company has recognized $189.7 million of net sales from the acquired Tristar Business since the transaction date. The following pro forma financial information summarizes the combined results of operations for the Company and the acquired Tristar Business as though the companies were combined as of the beginning of the Company's fiscal 2021. The unaudited pro forma financial information was as follows:

(in millions)	2022	2021
Proforma net sales	$ 3,332.6	$ 3,588.1
Proforma net (loss) income from continuing operations	(80.4)	51.4
Proforma net income	69.3	225.7
Proforma diluted earnings from continuing operations per share	(1.96)	1.19
Proforma diluted earnings per share	1.69	5.22

The pro forma financial information includes, where applicable, adjustments for: (i) additional amortization expense that would have been recognized related to the acquired intangible assets, (ii) additional operating expense from the excess fair value adjustments on operating lease assets for below market rents (iv) additional cost of sales related to the inventory valuation adjustment, (v) transaction costs and other one-time non-recurring costs and (vi) the estimated income tax effect on the acquired Tristar Business and pro forma adjustments.

During the year ended September 30, 2022, the Company recognized $13.5 million of transaction costs attributable to the acquisition of the Tristar Business, included in General and Administrative Expense on the Consolidated Statement of Income.

Through the acquisition of the Tristar Business, the Company acquired substantially all of the operations, employees and net assets of Tristar Products, Inc. and entered into a series of TSAs for various shared back office administrative functions including finance, sales and marketing, information technology, human resources, real estate and supply chain, customer service and procurement, to support the excluded product groups that did not convey with the transaction. Charges associated with TSAs are recognized as bundled service charges under a fixed fee structure by the respective service or function along with one-time pass-through charges, including warehousing, and freight, among others, from the acquired Tristar Business that settle on a net basis between the two parties. Charges for TSA services are recognized as a reduction to the respective operating costs as a component of operating expense or cost of goods sold depending upon the functions supported by the acquired Tristar Business. During the year ended September 30, 2022, the Company recognized TSA income of $0.9 million. Additionally, the Company assumed the cash accounts supporting both the acquired Tristar Business and the excluded product groups, and due to the commingled nature of operations, cash would be received or paid on behalf of the excluded product groups' operations, resulting in cash flow being commingled with operating cash flow of the Company which would settle on a net basis with TSA charges. As of September 30, 2022, there was an outstanding payable to Tristar Products, Inc. of $2.1 million included within Accounts Payable on the Company's Consolidated Statements of Financial Position.

Rejuvenate Acquisition

On May 28, 2021, the Company acquired all ownership interests in For Life Products, LLC ("FLP") for a purchase price of $301.5 million. FLP is a leading manufacturer of household cleaning, maintenance, and restoration products sold under the Rejuvenate® brand. The net assets and operating results of FLP, since the acquisition date of May 28, 2021, are included in the Company's Consolidated Statements of Income and reported within the H&G reporting segment for the years ended September 30, 2022 and 2021.

The Company has recorded an allocation of the purchase price to tangible and identifiable intangible assets acquired and liabilities assumed based on their fair values as of the May 28, 2021 acquisition date. The excess of the purchase price over the fair value of the net tangible assets and identifiable intangible assets of $147.0 million was recorded as goodwill, which is deductible for tax purposes. Goodwill includes value associated with profits earned from market expansion capabilities, synergies from integration and streamlining operational activities, the going concern of the business and the value of the assembled workforce.

NOTE 4 – ACQUISITIONS (continued)

The calculation of purchase price and purchase price allocation is as follows:

(in millions)	Amount
Cash consideration	$ 301.5

(in millions)	Purchase Price Allocation
Cash and cash equivalents	$ 1.4
Trade receivables, net	10.2
Inventories	15.4
Prepaid expenses and other current assets	0.3
Property, plant and equipment, net	0.4
Goodwill	147.0
Intangible assets, net	128.7
Accounts payable	(1.7)
Accrued wages and salaries	(0.1)
Other current liabilities	(0.1)
Net assets acquired	$ 301.5

The values allocated to intangible assets and the weighted average useful lives are as follows:

(in millions)	Carrying Amount	Weighted Average Useful Life (Years)
Tradenames	$ 119.0	Indefinite
Customer relationships	8.4	14 years
Technology	1.3	11 years
Total intangibles acquired	$ 128.7	

The Company performed a valuation of the acquired inventories, tradenames, technology, and customer relationships. The fair value measurements are based on significant inputs not observable in the market, and therefore, represent Level 3 measurements. The following is a summary of significant inputs to the valuation:

Inventory – Acquired inventory consists of branded finished goods that were valued based on the comparative sales method, which estimates the expected sales price of the finished goods inventory, reduced for all costs expected to be incurred in its completion or disposition and a profit on those costs.

Tradename – The Company valued the tradename, Rejuvenate®, using an income approach, the relief-from-royalty method. Under this method, the asset value was determined by estimating the hypothetical royalties that would have to be paid if the tradename was not owned. A royalty rate of 12% for valuation of Rejuvenate® was selected based on consideration of several factors, including prior transactions, related trademarks and tradenames, other similar trademark licensing, and transaction agreements and the relative profitability and perceived contribution of the tradename. The discount rate applied to the projected cash flow was 10.5% based on the a weighted-average cost of capital for the overall business. The resulting discounted cash flows were then tax-effected at the applicable statutory rate.

Customer relationships – The Company valued customer relationships using the multi-period excess earnings method under a market participant distributor method of the income approach. In determining the fair value of the customer relationships, the multi-period excess earnings approach values the intangible asset at the present value of the incremental after-tax cash flows attributable only to the customer relationship after deducting contributory asset charges. Only expected sales from current customers were used, which are estimated using average annual expected growth rate of 4%. The Company assumed a customer attrition rate of 5%, which is supported by historical attrition rates. The discount rate applied to the projected cash flow was 10.5% and income taxes were estimated at the applicable statutory rate.

Technology – The Company valued technology using an income approach, the relief-from-royalty method. Under this method, the asset value was determined by estimating the hypothetical royalties that would have to be paid if the technology was not owned. A royalty rate of 3% was selected based on consideration of several factors, including prior transactions, related licensing agreements and the importance of the technology and profit levels, among other considerations. The discount rate applied to the projected cash flow was 10.5% and income taxes were estimated at the applicable statutory rate.

During the year ended September 30, 2021, the Company recognized $5.3 million of transaction costs attributable to the acquisition, included in General and Administrative Expense on the Consolidated Statement of Income.

Pro forma results have not been presented as the Rejuvenate acquisition is not considered individually significant to the consolidated results of the Company.

Armitage Acquisition

On October 26, 2020, the Company acquired all of the stock of Armitage Pet Care Ltd ("Armitage") for approximately $187.7 million. Armitage is a premium pet treats and toys business headquartered in Nottingham, United Kingdom, including a portfolio of brands that include Armitage's dog treats brand, Good Boy®, cat treats brand, Meowee!® and Wildbird®, bird feed products, among others, that are predominantly sold within the United Kingdom. The net assets and operating results of Armitage, since the acquisition date of October 26, 2020, are included in the Company's Consolidated Statements of Income and reported within the GPC reporting segment for the year ended September 30, 2022 and 2021.

NOTE 4 – ACQUISITIONS (continued)

The Company has recorded an allocation of the purchase price to tangible and identifiable intangible assets acquired and liabilities assumed based on their fair values as of the October 26, 2020 acquisition date. The excess of the purchase price over the fair value of the net tangible assets and identifiable intangible assets of $90.7 million was recorded as goodwill, which is not deductible for foreign tax purposes. Goodwill includes value associated with profits earned from market and expansion capabilities, synergies from integration and streamlining operational activities, the going concern of the business and the value of the assembled workforce.

The calculation of purchase price and purchase price allocation is as follows:

(in millions)	Amount
Cash paid	$ 187.7
Debt assumed	51.0
Cash consideration	$ 136.7

(in millions)	Purchase Price Allocation
Cash and cash equivalents	$ 6.9
Trade receivables, net	16.7
Other receivables	1.9
Inventories	16.3
Prepaid expenses and other current assets	0.2
Property, plant and equipment, net	3.0
Operating lease assets	0.1
Deferred charges and other	0.9
Goodwill	90.7
Intangible assets, net	88.6
Accounts payable	(9.2)
Accrued wages and salaries	(1.5)
Other current liabilities	(7.0)
Long-term debt, net of current portion	(51.0)
Long-term operating lease liabilities	(0.1)
Deferred income taxes	(18.0)
Other long-term liabilities	(1.8)
Net assets acquired	$ 136.7

The values allocated to intangible assets and the weighted average useful lives are as follows:

(in millions)	Carrying Amount	Weighted Average Useful Life (Years)
Tradenames	$ 74.3	Indefinite
Customer relationships	14.3	12 years
Total intangibles acquired	$ 88.6	

The Company performed a valuation of the acquired inventories, tradenames, and customer relationships. The fair value measurements are based on significant inputs not observable in the market, and therefore, represent Level 3 measurements. The following is a summary of significant inputs to the valuation:

Inventory - Acquired inventory consists of branded finished goods that were valued based on the comparative sales method, which estimates the expected sales price of the finished goods inventory, reduced for all costs expected to be incurred in its completion or disposition and a profit on those costs.

Tradenames - The Company valued the tradenames, the Good Boy® brand and the Wildbird® and Other brand portfolio, using an income approach, the relief-from-royalty method. Under this method, the asset value was determined by estimating the hypothetical royalties that would have to be paid if the tradenames were not owned. Royalty rates of 8% for valuation of Good Boy® and 3% for Wildbird® and Other were selected based on consideration of several factors, including prior transactions, related trademarks and tradenames, other similar trademark licensing, and transaction agreements and the relative profitability and perceived contribution of the tradenames. The discount rate applied to the projected cash flow was 11% based on the a weighted-average cost of capital for the overall business. The resulting discounted cash flows were then tax-effected at the applicable statutory rate.

Customer relationships - The Company valued customer relationships using an income and cost approach, the avoided cost and lost profits method. The underlying premise of the method is that the economic value of the asset can be estimated based on consideration of the total costs that would be avoided by having this asset in place. These costs primarily consider the costs that would be incurred to re-create the customer relationships in terms of employee salaries and the revenues and associated profits forgone due to the absence of the relationships for a period of time.

During the year ended September 30, 2021, the Company recognized $5.1 million of transaction costs attributable to the acquisition, included in General and Administrative Expense on the Consolidated Statement of Income.

Pro forma results have not been presented as the Armitage acquisition is not considered individually significant to the consolidated results of the Company.

NOTE 5 - RESTRUCTURING CHARGES

During the year ended September 30, 2022, the Company entered into a new initiative in response to changes observed within consumer products and retail markets, continued inflationary cost pressures and headwinds, and to facilitate changes in the management structure for enabling functions of the consolidated group, resulting in the realization of headcount reductions. Total cumulative costs associated with the initiative were $9.8 million. Substantially all costs associated with the initiative have been recognized, with no further significant costs expected to be incurred. Additionally, during the year ended September 30, 2022, the Company initiated the exit of its in-country commercial operations in Russia, predominantly supporting the HPC segment, including costs for severance and other exit and disposal activity to close the operations. Total cumulative costs associated, with the initiative were $0.6 million with total projected costs for the initiative to be approximately $2 million, excluding lease termination or asset impairment costs.

During the year ended September 30, 2021, the GPC segment entered into an initiative to update its supply chain and distribution operations within the U.S. to address capacity needs, optimize and improve fill rates attributable to recent growth in the business and consumer demand, and improve overall operational effectiveness and throughput. The initiative includes the transition of its third party logistics (3PL) service provider at its existing distribution center, incorporating new facilities into the distribution footprint by expanding warehouse capacity and securing additional space to support long-term distribution and fulfillment, plus updating engagement and processes with suppliers and its transportation and logistics handlers. Incremental costs include one-time transition, implementation and start-up cost with the new 3PL service provider, including the integration of provider systems and technology, incentive-based compensation to maintain performance during transition, duplicative and redundant costs, and incremental costs for various disruptions in the operations during the transition period including supplemental transportation and storage costs, and incremental detention and demurrage costs. As of September 30, 2022, total cumulative costs associated with the initiative were $41.9 million, with the project being complete and no further costs to be incurred.

During the year ended September 30, 2019, the Company initiated the Global Productivity Improvement Program, which was a company-wide, multi-year program, consisting of various initiatives to redirect resources and spending to drive growth, identify cost savings and pricing opportunities through standardization and optimization, develop organizational and operating optimization, and reduce overall operational complexity across the Company. With the Company's divestitures in GBL and GAC during the year ended September 30, 2019, the project focus included the transition of the Company's continuing operations in a post-divestiture environment and exiting of TSAs which were fully exited in January 2022. Refer to *Note 3 – Divestitures* for further discussion. The initiative included a review of global processes and organization design and structures, headcount reductions and transfers, and rightsizing the Company's shared operations and commercial business strategy, and exit of certain internal production to third-party supplies, among others, resulting in recognition of severance benefits and other exit and disposal costs to facilitate such activity. As of September 30, 2022, total cumulative costs associated with the project were $157.3 million with the project being complete and no further costs to be incurred.

The Company may enter into small, less significant initiatives to reduce costs and improve margins throughout the organization. Individually these activities are not substantial and occur over a shorter time period (generally less than 12 months).

The following summarizes restructuring charges for the years ended September 30, 2022, 2021, and 2020:

(in millions)	2022	2021	2020
Fiscal 2022 restructuring	$ 9.8	$ —	$ —
Russia dissolution	0.6	—	—
GPC distribution center transition	30.4	11.5	—
Global productivity improvement program	5.1	21.2	71.1
Other project costs	13.9	7.6	0.5
Total restructuring and related charges	$ 59.8	$ 40.3	$ 71.6
Reported as:			
Cost of goods sold	$ 1.2	$ 1.9	$ 13.8
Selling expense	30.4	11.5	—
General and administrative expense	28.2	26.9	57.8

The following summarizes restructuring charges by segment for the years ended September 30, 2022, 2021, and 2020:

(in millions)	2022	2021	2020
HPC	$ 10.0	$ 9.1	$ 4.6
GPC	37.9	15.2	20.8
H&G	0.7	0.4	0.5
Corporate	11.2	15.6	45.7
Total restructuring charges	$ 59.8	$ 40.3	$ 71.6

The following is a summary of restructuring charges by cost type for the years ended September 30, 2022, 2021, and 2020.

(in millions)	Termination Benefits	Other Costs	Total
For the year ended September 30, 2022	$ 12.0	$ 47.8	$ 59.8
For the year ended September 30, 2021	7.7	32.6	40.3
For the year ended September 30, 2020	12.4	59.2	71.6

NOTE 5 - RESTRUCTURING CHARGES (continued)

The following is a rollforward of the accrual for restructuring charges by cost type for the years ended September 30, 2022, 2021, and 2020, included in Other Current Liabilities on the Consolidated Statements of Financial Position.

(in millions)	Termination Benefits	Other Costs	Total
Accrual balance at September 30, 2020	$ 3.9	$ 6.3	$ 10.2
Provisions	5.7	4.6	10.3
Cash expenditures	(4.7)	(5.4)	(10.1)
Non-cash items	(0.3)	0.1	(0.2)
Accrual balance at September 30, 2021	$ 4.6	$ 5.6	$ 10.2
Provisions	8.0	(4.3)	3.7
Cash expenditures	(6.3)	(0.7)	(7.0)
Non-cash items	(2.6)	(0.3)	(2.9)
Accrual balance at September 30, 2022	$ 3.7	$ 0.3	$ 4.0

NOTE 6 - REVENUE RECOGNITION

The Company generates all of its revenue from contracts with customers. The following tables disaggregate our revenue for the years ended September 30, 2022, 2021 and 2020 by the Company's key revenue streams, segments and geographic regions (based upon destination):

	September 30, 2022			
(in millions)	HPC	GPC	H&G	Total
Product Sales				
NA	$ 609.7	$ 749.8	$ 576.8	$ 1,936.3
EMEA	460.7	353.6	—	814.3
LATAM	216.1	19.3	8.0	243.4
APAC	71.9	36.5	0.1	108.5
Licensing	10.3	9.9	2.2	22.4
Other	1.4	6.2	—	7.6
Total Revenue	$ 1,370.1	$ 1,175.3	$ 587.1	$ 3,132.5

	September 30, 2021			
(in millions)	HPC	GPC	H&G	Total
Product Sales				
NA	$ 493.5	$ 699.9	$ 598.6	$ 1,792.0
EMEA	512.1	359.8	—	871.9
LATAM	170.6	15.8	7.0	193.4
APAC	72.7	38.9	—	111.6
Licensing	11.2	9.8	2.5	23.5
Other	—	5.7	—	5.7
Total Revenue	$ 1,260.1	$ 1,129.9	$ 608.1	$ 2,998.1

	September 30, 2020			
(in millions)	HPC	GPC	H&G	Total
Product Sales				
NA	$ 458.7	$ 667.4	$ 543.1	$ 1,669.2
EMEA	447.3	232.6	—	679.9
LATAM	126.8	14.4	6.7	147.9
APAC	65.8	35.7	—	101.5
Licensing	9.0	8.3	2.1	19.4
Other	—	4.2	—	4.2
Total Revenue	$ 1,107.6	$ 962.6	$ 551.9	$ 2,622.1

NOTE 6 – REVENUE RECOGNITION (continued)

With the acquisition of the Tristar Business on February 18, 2022, the Company recognized revenue attributable to extended warranties. See *Note 4 - Acquisitions* for more details. As of September 30, 2022, the Company had $1.1 million service warranty revenue deferred and included in Other Current Liabilities on the Consolidated Statements of Financial Position.

A significant portion of our product sales from our HPC segment, primarily in the NA and LATAM regions, are subject to the continued use and access of the Black and Decker® ("B&D")brand through a license agreement with Stanley Black and Decker. The license agreement was renewed through June 30, 2025, including a sell-off period from April 1, 2025 to June 30, 2025 whereby the Company can continue to sell and distribute but no longer produce products subject to the license agreement. Net sales from B&D product sales consist of $417.3 million, $400.2 million, and $337.7 million for the years ended September 30, 2022, 2021 and 2020, respectively. All other brands and tradenames used in the Company's commercial operations are either directly owned and not subject to further restrictions, or do not aggregate to a significant portion of total product sales for the Company.

The Company has a broad range of customers including many large mass retail customers. During the year ended September 30, 2022, 2021 and 2020, there were two large retail customers, each exceeding 10% of consolidated Net Sales and representing 32.9%, 31.4%, and 31.8% of consolidated Net Sales, respectively.

In the normal course of business, the Company may allow customers to return product or take credit for product returns per the provisions in a sale agreement. Estimated product returns are recorded as a reduction in reported revenues at the time of sale based upon historical product return experience, adjusted for known trends, to arrive at the amount of consideration expected to receive. The following is a rollforward of the liability for product returns for the years ended September 30, 2022, 2021 and 2020:

(in millions)	Beginning Balance	Charged to Profit & Loss	Deductions	Other Adjustments	Ending Balance
September 30, 2022	$ 11.8	$ 12.4	$ (19.8)	$ 11.1	$ 15.5
September 30, 2021	12.8	1.5	(2.9)	0.4	11.8
September 30, 2020	9.8	6.0	(3.3)	0.3	12.8

Other adjustments includes foreign currency translation and the liability for product returns assumed as part of the acquisition of the Tristar Business during the year ended September 30, 2022. See *Note 4 - Acquisitions* for further discussion on the Tristar Business acquisition.

NOTE 7 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value measurements of the Company's financial assets and liabilities are defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. Fair value measurements are classified using a fair value hierarchy that is based on the observability of inputs used in measuring fair value. Observable inputs (highest level) reflect market data obtained from independent sources, while unobservable inputs (lowest level) reflect internally developed assumptions about hypothetical transactions in the absence of market data. The Company utilizes valuation techniques that attempt to maximize the use of observable inputs and minimize the use of unobservable inputs. Fair value measurements are classified under the following hierarchy:

- Level 1 - Unadjusted quoted prices for identical instruments in active markets.
- Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.
- Level 3 - Significant inputs to the valuation model are unobservable.

The carrying values and estimated fair values for financial instruments as of September 30, 2022, and 2021 are as follows:

	September 30, 2022					September 30, 2021				
(in millions)	Level 1	Level 2	Level 3	Fair Value	Carrying Amount	Level 1	Level 2	Level 3	Fair Value	Carrying Amount
Derivative Assets	$ —	$ 22.2	$ —	$ 22.2	$ 22.2	$ —	$ 6.8	$ —	$ 6.8	$ 6.8
Derivative Liabilities	—	6.0	—	6.0	6.0	—	2.5	—	2.5	2.5
Debt	—	2,815.9	—	2,815.9	3,156.8	—	2,628.2	—	2,628.2	2,506.3

During the year ended September 30, 2021, the Company sold 1.7 million shares of Energizer common stock for cash proceeds of $73.1 million. During the year ended September 30, 2020, the Company sold 3.6 million shares of Energizer common stock for cash proceeds of $147.1 million. The Company sold its remaining investment in Energizer common stock in January 2021 and as of September 30, 2022, the company holds no shares of Energizer common stock. The following is a summary of income recognized from equity investments included in Other Non-Operating (Income) Expense, Net on the Company's Consolidated Statements of Income for the years ended September 30, 2021, and 2020:

(in millions)	2021	2020
Unrealized loss on equity investments held	$ —	$ (7.5)
Realized gain (loss) on equity investments sold	6.9	(9.3)
Gain (loss) on equity investments	6.9	(16.8)
Dividend income from equity investments	0.2	5.0
Gain (loss) from equity investments	$ 7.1	$ (11.8)

NOTE 7 - FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

The Company’s derivative instruments are valued on a recurring basis using internal models, which are based on market observable inputs, including both forward and spot prices for currencies and commodities, which are generally based on quoted or observed market prices (Level 2). The fair value of certain derivative financial instruments is estimated using pricing models based on contracts with similar terms and risks. Modeling techniques assume market correlation and volatility, such as using prices of one delivery point to calculate the price of the contract’s different delivery point. In addition, by applying a credit reserve which is calculated based on credit default swaps or published default probabilities for the actual and potential asset value, the fair value of the Company’s derivative financial instrument assets reflects the risk that the counterparties to these contracts may default on the obligations. Likewise, by assessing the requirements of a reserve for non-performance, which is calculated based on the probability of default by the Company, the Company adjusts its derivative contract liabilities to reflect the price at which a potential market participant would be willing to assume the Company’s liabilities. The Company has not changed the valuation techniques used in measuring the fair value of any financial assets and liabilities during the year. See *Note 14 – Derivatives* for additional detail.

The fair value measurements of the Company’s debt represent non-active market exchange-traded securities which are valued at quoted input prices that are directly observable or indirectly observable through corroboration with observable market data (Level 2). See *Note 12 – Debt* for additional detail.

The carrying values of goodwill, intangible assets and other long-lived assets are tested annually or more frequently if an event occurs that indicates an impairment loss may have been incurred, using fair value measurements with unobservable inputs (Level 3). See *Note 4 – Acquisitions* and *Note 11 - Goodwill and Intangible Assets* for additional detail.

The carrying values of cash and cash equivalents, receivables, accounts payable and short term debt approximate fair value based on the short-term nature of these assets and liabilities.

NOTE 8 – RECEIVABLES

The allowance for uncollectible receivables as of September 30, 2022 and 2021 was $7.3 million and $6.7 million, respectively. The following is a rollforward of the allowance for doubtful accounts for the years ended September 30, 2022, 2021 and 2020:

(in millions)	Beginning Balance	Charged to Profit & Loss	Deductions	Other Adjustments	Ending Balance
September 30, 2022	$ 6.7	$ 4.2	$ (4.9)	$ 1.3	$ 7.3
September 30, 2021	5.3	1.9	(0.4)	(0.1)	6.7
September 30, 2020	3.5	2.3	(0.5)	—	5.3

Other adjustments includes foreign currency translation and the allowance for credit loss assumed as part of the acquisition of the Tristar Business during the year ended September 30, 2022. See *Note 4 - Acquisitions* for further discussion on the Tristar Business acquisition.

The Company has a broad range of customers including many large retail outlet chains, some of which exceed 10% of consolidated Net Trade Receivables. As of September 30, 2022, there were two customers that exceeded 10% of the Company's consolidated Net Trade Receivables representing 21.9% of the Company’s Trade Receivables. As of September 30, 2021, there was one customer that exceeded 10% of the Company's consolidated Net Trade Receivables representing 14.7% of the Company’s Trade Receivables.

We have entered into various factoring agreements and early pay programs with our customers to sell our trade receivables under non-recourse agreements in exchange for cash proceeds and is an integral part of our financing for working capital. These transactions are treated as a sale and accounted for as a reduction in trade receivables because the agreements transfer effective control and risk related to the receivables to the buyers. A loss on sale is recognized for any discount and fees associated with the transfer, recognized as General and Administrative Expense on the Company's Consolidated Statements of Income, with cash proceeds recognized as cash flow from operating activities on the Company's Statements of Cash Flows. In some instances, we may continue to service the transferred receivable after the factoring has occurred, but in most cases we do not service any factored accounts. Any servicing of the trade receivable does not constitute significant continuing involvement or preclude the recognition of a sale and we do not carry any material servicing assets or liabilities on the Company's Consolidated Statements of Financial Position. The cost of factoring such trade receivables was $10.2 million, $3.5 million, and $4.8 million for the years ended September 30, 2022, 2021, and 2020, respectively.

NOTE 9 - INVENTORY

Inventories as of September 30, 2022 and 2021 consist of the following:

(in millions)	2022	2021
Raw materials	$ 72.3	$ 66.1
Work-in-process	10.5	8.3
Finished goods	697.8	488.4
	$ 780.6	$ 562.8

NOTE 10 - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as of September 30, 2022 and 2021 consist of the following:

(in millions)	2022	2021
Land, buildings and improvements	$ 75.7	$ 83.5
Machinery, equipment and other	394.1	383.0
Finance leases	139.8	146.1
Construction in progress	54.7	28.8
Property, plant and equipment	$ 664.3	$ 641.4
Accumulated depreciation	(400.5)	(381.2)
Property, plant and equipment, net	$ 263.8	$ 260.2

Depreciation expense from property, plant and equipment for the years ended September 30, 2022, 2021 and 2020 was $49.0 million, $51.9 million, and $59.3 million, respectively.

NOTE 11 - GOODWILL AND INTANGIBLE ASSETS

Goodwill, by segment, consists of the following:

(in millions)	HPC	GPC	H&G	Total
As of September 30, 2020	$ —	$ 431.6	$ 195.6	$ 627.2
Armitage acquisition (Note 4)	—	90.7	—	90.7
Rejuvenate acquisition (Note 4)	—	—	147.0	147.0
Foreign currency impact	—	2.3	—	2.3
As of September 30, 2021	$ —	$ 524.6	$ 342.6	$ 867.2
Tristar Business acquisition (Note 4)	108.1	—	—	108.1
Foreign currency impact	—	(22.2)	—	(22.2)
As of September 30, 2022	$ 108.1	$ 502.4	$ 342.6	$ 953.1

The carrying value of indefinite lived intangible and definite lived intangible assets subject to amortization and accumulated amortization are as follows:

	2022			2021		
(in millions)	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Amortizable intangible assets						
Customer relationships	$ 627.8	$ (373.9)	$ 253.9	$ 619.6	$ (352.3)	$ 267.3
Technology assets	75.3	(30.8)	44.5	75.3	(25.8)	49.5
Tradenames	10.6	(5.1)	5.5	158.4	(141.9)	16.5
Total amortizable intangible assets	713.7	(409.8)	303.9	853.3	(520.0)	333.3
Indefinite-lived intangible assets - tradenames	898.3	—	898.3	870.8	—	870.8
Total intangible assets	$ 1,612.0	$ (409.8)	$ 1,202.2	$ 1,724.1	$ (520.0)	$ 1,204.1

There were no impairments recognized for goodwill or intangible assets during the years ended September 30, 2022, and 2021. During the year ended September 30, 2020, the Company recognized an impairment loss of $16.6 million on indefinite-lived intangible assets and an impairment of $7.6 million on definite lived intangible assets due to the incremental cash flow risk associated with the commercial DCF business following the divestiture of the Coevorden Operations. See *Note 3 - Divestitures* for further detail.

While we have not recognized an impairment of goodwill or intangible assets during the year ended September 30, 2022, we have identified a potential risk of impairment associated with the HPC reporting unit goodwill, with a carrying cost of $108.1 million as of September 30, 2022, and the Rejuvenate® tradename, with a carrying cost of $119.1 million as of September 30, 2022. We do not anticipate that these assets will be subject to future impairment based upon our projections and forecasts used in evaluating the current market value but cannot guarantee that no future impairment will be realized. The risk of future impairment for the HPC reporting unit is based upon the results realized during year ended September 30, 2022, macro-economic headwinds from inflationary costs and foreign currency fluctuations, retail and consumer spending activity, and risks associated with the Tristar Business integration and branding strategy transitions. The risk of future impairment for the Rejuvenate® tradename is based upon the results realized during the year ended September 30, 2022, and dependency upon the timing and realization of market expansion milestones and synergies associated with the acquired business.

NOTE 11 - GOODWILL AND INTANGIBLE ASSETS (continued)

Amortization expense from intangible assets for the years ended September 30, 2022, 2021 and 2020 was $50.3 million, $65.1 million and $55.3 million, respectively. Excluding the impact of any future acquisitions or changes in foreign currency, the Company anticipates the annual amortization expense of intangible assets for the next five fiscal years will be as follows:

(in millions)	Amortization
2023	$ 41.4
2024	41.3
2025	39.3
2026	37.7
2027	37.7

NOTE 12 - DEBT

Debt as of September 30, 2022 and 2021 consists of the following:

	2022		2021	
(in millions)	Amount	Rate	Amount	Rate
Spectrum Brands, Inc.				
Revolver Facility, variable rate, expiring June 30, 2025	$ 740.0	5.7 %	$ —	— %
Term Loan Facility, variable rate, due March 3, 2028	394.0	5.2 %	398.0	2.5 %
5.75% Notes, due July 15, 2025	450.0	5.8 %	450.0	5.8 %
4.00% Notes, due October 1, 2026	417.1	4.0 %	492.9	4.0 %
5.00% Notes, due October 1, 2029	300.0	5.0 %	300.0	5.0 %
5.50% Notes, due July 15, 2030	300.0	5.5 %	300.0	5.5 %
3.875% Notes, due March 15, 2031	500.0	3.9 %	500.0	3.9 %
Obligations under finance leases	92.7	5.1 %	101.9	4.9 %
Total Spectrum Brands, Inc. debt	3,193.8		2,542.8	
Unamortized discount on debt	(0.8)		(0.9)	
Debt issuance costs	(36.2)		(35.6)	
Less current portion	(12.3)		(12.0)	
Long-term debt, net of current portion	$ 3,144.5		$ 2,494.3	

The Company’s aggregate scheduled maturities of debt obligations are as follows, excluding obligations under capital leases. See *Note 13 - Leases* for scheduled maturities of obligations under capital leases:

(in millions)	Amount
2023	$ 4.0
2024	4.0
2025	1,194.0
2026	4.0
2027	421.1
Thereafter	1,474.0
Total long-term debt	$ 3,101.1

Revolver Facility

On June 30, 2020, SBI entered into the Amended and Restated Credit Agreement ("Credit Agreement"), dated June 30, 2020, which refinances the previously existing credit facility, and includes certain modified terms from the previously existing revolving credit facility. The maturity date was extended to June 30, 2025, and the facility was reduced from $890.0 million to $600.0 million (with a U.S. dollar tranche and a multicurrency tranche). The interest rate margins applicable to the facility were changed and a LIBOR floor of 0.75% was installed.

The Credit Agreement, solely with respect to the Revolver Facility, contains a financial covenant test on the last day of each fiscal quarter on the maximum total leverage ratio. This is calculated as the ratio of (i) the principal amount of third-party debt for borrowed money (including unreimbursed letter of credit drawings), capital leases and purchase money debt, at period-end, less cash and cash equivalents, to (ii) adjusted EBITDA for the trailing twelve months. The maximum total leverage ratio should be no greater than 6.0 to 1.0. As of September 30, 2022, we were in compliance with all covenants under the Credit Agreement. Subsequent to the year ended September 30, 2022, on November 17, 2022, the Company entered into an amendment to the Credit Agreement to temporarily increase the maximum consolidated total net leverage ratio permitted to be no greater than 7.0 to 1.0 before returning to 6.0 to 1.0 at the earliest of (i) September 29, 2023, or (ii) 10 business days after the closing of the HHI divestiture or receipt of the related termination fee.

NOTE 12 - DEBT (continued)

Pursuant to a guarantee agreement, SB/RH and the material wholly-owned domestic subsidiaries of SBI have guaranteed SBI's obligations under the Credit Agreement and related loan documents. Pursuant to a security agreement, SBI and such subsidiary guarantors have pledged substantially all of their respective assets to secure such obligations and, in addition, SB/RH has pledged the capital stock of SBI to secure such obligations. The Credit Agreement also provides for customary events of default including payment defaults and cross-defaults to other material indebtedness.

On December 10, 2021, the Company entered into the second amendment to the Amended and Restated Credit Agreement (the "Credit Agreement") dated as of June 30, 2020. The second amendment includes certain modified terms from the existing Credit Agreement to provide for an alternate rate of interest to the Eurocurrency Rate applicable to Revolving Loans and Letters of Credit in Euro and Pounds Sterling. Pursuant to the second amendment, Sterling Overnight Index Average ("SONIA") replaced LIBO Rate as a reference rate for Revolving Loans and Letters of Credit denominated in Pounds Sterling and Euro Interbank Offered Rate ("EURIBOR") replaced LIBO Rate as a reference rate for Revolving Loans and Letters of Credit denominated in Euro. The Company currently has no borrowing under the Revolver Facility denominated in Euro or Pounds Sterling.

On February 3, 2022, the Company entered into a third amendment to the Credit Agreement. The third amendment provides for incremental capacity on the Revolver Facility of $500 million that was used to support the acquisition of the Tristar Business and the continuing operations and working capital requirements of the Company. See *Note 4 - Acquisitions* for further discussion on the Tristar Business acquisition. Borrowings under the incremental capacity are subject to the same terms and conditions of the existing Revolver Facility, with a maturity date of June 30, 2025, other than a difference in borrowing rate which is subject to SOFR plus margin ranging from 1.75% to 2.75%, or base rate plus margin ranging from 0.75% to 1.75% per annum, with an increase by 25 basis points 270 days after the effective date of the third amendment and an additional 25 basis points on each 90 day anniversary of such date. The SOFR is subject to a 0.50% floor. The Company incurred $7.6 million in connection with the third amendment, which have been capitalized as debt issuance costs and will be amortized over the remaining term of the Credit Agreement.

As of September 30, 2022, borrowings from the original revolver capacity of $600 million under the Revolver Facility are subject to either adjusted London Inter-Bank Offered Rate ("LIBOR") plus margin ranging from 1.75% to 2.75% per annum, or base rate plus margin ranging from 0.75% to 1.75% per annum; and borrowings under the incremental revolver capacity of $500 million, per the third amendment to the Credit Agreement discussed below, are subject to Secured Overnight Financing Rate ("SOFR") plus margin ranging from 1.75% to 2.75% per annum or base rate plus margin ranging from 0.75% to 1.75%. The LIBOR borrowings are subject to a 0.75% LIBOR floor and the SOFR borrowings are subject to a 0.50% SOFR floor. Our Revolver Facility allows for the LIBOR rate to be phased out and replaced with the SOFR and therefore we do not anticipate a material impact by the expected upcoming LIBOR transition.

As a result of borrowings and payments under the Revolver Facility, at September 30, 2022, the Company had borrowing availability of $342.4 million, net outstanding letters of credit of $17.6 million.

Term Loan Facility

On March 3, 2021, SBI entered into the first amendment (the "Amended Credit Agreement") to the Credit Agreement. The Amended Credit Agreement includes certain modified terms from the existing Credit Agreement to provide for a new term loan facility (the "Term Loan Facility"). The Term Loan Facility is in an aggregate principal amount of $400.0 million and will mature on March 3, 2028. The Term Loan Facility is subject to a rate per annum equal to either (1) the LIBO Rate (as defined in the Amended Credit Agreement), subject to a 0.50% floor, adjusted for statutory reserves, plus a margin of 2.00% per annum or (2) the Alternate Base Rate (as defined in the Amended Credit Agreement), plus a margin of 1.00% per annum. The Term Loan Facility allows for the LIBO rate to be phased out and replaced with the Secured Overnight Financing Rate and therefore we do not anticipate a material impact to the expected upcoming LIBOR transition. The Term Loan Facility was issued net of a $1.0 million discount and the Company incurred $5.1 million of debt issuance costs, which is being amortized with a corresponding charge to interest expense over the remaining life of the loan.

Pursuant to a guarantee agreement, SB/RH and the direct and indirect wholly-owned material domestic subsidiaries of SBI have guaranteed SBI's obligations under the Amended Credit Agreement and related loan documents. Pursuant to the Security Agreement, dated as of June 23, 2015, SBI and such subsidiary guarantors have pledged substantially all of their respective assets to secure such obligations and, in addition, SB/RH has pledged the capital stock of SBI to secure such obligations.

Subject to certain mandatory prepayment events, the Term Loan Facility is subject to repayment according to scheduled amortizations, with the final payment of amount outstanding, plus accrued and unpaid interest, due at maturity. The Amended Credit Agreement contains customary affirmative and negative covenants, including, but not limited to, restrictions on SBI and its restricted subsidiaries' ability to incur indebtedness, create liens, make investments, pay dividends or make certain other distributions, and merge or consolidate or sell assets, in each case subject to certain exceptions set forth in the Amended Credit Agreement.

3.875% Notes

On March 3, 2021, SBI issued $500.0 million aggregate principal amount of 3.875% Senior Notes due 2031 (the "3.875% Notes") and entered into the indenture governing the 3.875% Notes (the "2031 Indenture"). The 3.875% Notes mature on March 15, 2031 and are unconditionally guaranteed, on a senior unsecured basis, by SB/RH and by SBI's existing and future domestic subsidiaries that guarantee indebtedness under the Amended Credit Agreement.

SBI may redeem all or part of the 3.875% Notes at any time on or after March 15, 2026 at certain fixed redemption prices as set forth in the 2031 Indenture. In addition, prior to March 15, 2026, SBI may redeem the Notes at a redemption price equal to 100% of the principal amount plus a "make-whole" premium, plus accrued and unpaid interest. Before March 15, 2024, the Company may redeem up to 35% of the aggregate principal notes with cash equal to the net proceeds that SBI raises in equity offerings at specified redemption price as set forth in the 2031 Indenture. Further, the 2031 Indenture requires SBI to make an offer to repurchase all outstanding 3.875% Notes upon the occurrence of a change of control of SBI, as defined in the 2031 Indenture.

The 2031 Indenture contains covenants limiting, among other things, the ability of the Company and its direct and indirect restricted subsidiaries to incur additional indebtedness, create liens, engage in sale-leaseback transactions, pay dividends or make distributions in respect of capital stock, purchase or redeem capital stock, make investments or certain other restricted payments, sell assets, issue or sell stock of restricted subsidiaries, enter in transactions with affiliates, or effect a merger or consolidation.

In addition, the 2031 Indenture provides for customary events of default, including failure to make required payments, failure to comply with certain agreements or covenants, failure to make payments when due or an acceleration of certain other indebtedness, and certain events of bankruptcy and insolvency.

NOTE 12 - DEBT (continued)

The Company recorded $7.6 million of fees in connection with the offering of the 3.875% Notes, which have been capitalized as debt issuance costs and are being amortized over the remaining life of the 3.875% Notes.

Spectrum 5.50% Notes

On June 30, 2020, SBI issued $300.0 million aggregate principal amount of 5.50% Senior Notes due 2030 (the "5.50% Notes") and entered into the indenture governing the 5.50% Notes (the “2030 Indenture”). The 5.50% Notes mature on July 15, 2030 and are unconditionally guaranteed, on a senior unsecured basis, by SB/RH and by SBI’s existing and future domestic subsidiaries that guarantee indebtedness under the Credit Agreement . The proceeds from the 5.50% Notes were used for repayment of the Revolver Facility obligation.

SBI may redeem all or part of the 5.50% Notes at any time on or after July 15, 2025 at certain fixed redemption prices as set forth in the 2030 Indenture. In addition, prior to July 15, 2025, SBI may redeem the Notes at a redemption price equal to 100% of the principal amount plus a “make-whole” premium, plus accrued and unpaid interest. Before July 15, 2023, the Company may redeem up to 35% of the aggregate principal notes with cash equal to the net proceeds that SBI raises in equity offerings at specified redemption price as set forth in the 2030 Indenture. Further, the 2030 Indenture requires SBI to make an offer to repurchase all outstanding 5.50% Notes upon the occurrence of a change of control of SBI, as defined in the 2030 Indenture.

The 2030 Indenture contains covenants limiting, among other things, the incurrence of additional indebtedness, payments of dividends on or redemption or repurchase of equity interests, the making of certain investments, expansion into unrelated businesses, creation of liens on assets, merger or consolidation with another company, transfer or sale of all or substantially all assets, and transactions with affiliates.

In addition, the 2030 Indenture provides for customary events of default, including failure to make required payments, failure to comply with certain agreements or covenants, failure to make payments when due or an acceleration of certain other indebtedness, and certain events of bankruptcy and insolvency.

The Company recorded $6.2 million of fees in connection with the offering of the 5.50% Notes, which have been capitalized as debt issuance costs and amortized over the remaining life of the 5.50% Notes.

Spectrum 5.00% Notes

On September 24, 2019, SBI issued $300.0 million aggregate principal amount of 5.00% Senior Notes due October 1, 2029. The 5.00% Notes are guaranteed by SB/RH as well as by SBI’s existing and future domestic subsidiaries.

On or after October 1, 2024, SBI may redeem some or all of the Notes at certain fixed redemption prices. In addition, prior to October 1, 2024, SBI may redeem the Notes at a redemption price equal to 100% of the principal amount plus a “make-whole” premium. SBI may redeem up to 35% of the Notes, including additional notes, with an amount of cash equal to the net proceeds of equity offerings at specified redemption prices. Further, the indenture governing the 5.00% Notes (the “2029 Indenture”) requires SBI to make an offer, in cash, to repurchase all or a portion of the applicable outstanding notes for a specified redemption price, including a redemption premium, upon the occurrence of a change of control of SBI, as defined in the 2029 Indenture.

The 2029 Indenture contains covenants that limit, among other things, the incurrence of additional indebtedness, payment of dividends on or redemption or repurchase of equity interests, the making of certain investments, expansion into unrelated businesses, creation of liens on assets, merger or consolidation with another company, transfer or sale of all or substantially all assets, and transactions with affiliates.

In addition, the 2029 Indenture proves for customary events of default, including failure to make required payments, failure to comply with certain agreements or covenants, failure to make payments when due or on acceleration of certain other indebtedness, and certain events of bankruptcy and insolvency. Events of default under the 2029 Indenture arising from certain events of bankruptcy or insolvency will automatically cause the acceleration of the amounts due under the 5.00% Notes. If any other event of default under the 2029 Indenture occurs and is continuing, the trustee for the 2029 Indenture or the registered holders of at least 25% in the then aggregate outstanding principal amount of the 5.00% Notes, may declare the acceleration of the amounts due under those notes. As of September 30, 2022, we were in compliance with all covenants under the indentures governing the 5.00% Notes.

The Company recorded $4.1 million of fees in connection with the offering of the 5.00% Notes, which have been capitalized as debt issuance costs and are being amortized over the remaining life of the 5.00% Notes.

Spectrum 4.00% Notes

On September 20, 2016, SBI issued €425 million aggregate principal amount of 4.00% Notes at par value, due October 1, 2026. The 4.00% Notes are guaranteed by SB/RH as well as by SBI’s existing and future domestic subsidiaries.

SBI may redeem all or a part of the 4.00% Notes, at any time on or after October 1, 2021 at specified redemption prices. In addition, prior to October 1, 2021, SBI may redeem the notes at a redemption price equal to 100% of the principal amounts plus a “make-whole” premium. SBI is also entitled to redeem up to 35% of the aggregate principal amount of the notes before October 1, 2019 with an amount of cash equal to the net proceeds that SBI raises in equity offerings at specified redemption prices. Further, the indenture governing the 4.00% Notes (the “2026 Indenture”) requires SBI to make an offer, in cash, to repurchase all or a portion of the applicable outstanding notes for a specified redemption price, including a redemption premium, upon the occurrence of a change of control of SBI, as defined in the 2026 Indenture.

The 2026 Indenture contains customary covenants that limit, among other things, the incurrence of additional indebtedness, payment of dividends on or redemption or repurchase of equity interests, the making of certain investments, expansion into unrelated businesses, creation of liens on assets, merger or consolidation with another company, transfer or sale of all or substantially all assets, and transactions with affiliates.

In addition, the 2026 Indenture provides for customary events of default, including failure to make required payments, failure to comply with certain agreements or covenants, failure to make payments when due or on acceleration of certain other indebtedness, and certain events of bankruptcy and insolvency. Events of default under the 2026 Indenture arising from certain events of bankruptcy or insolvency will automatically cause the acceleration of the amounts due under the 4.00% Notes. If any other event of default under the 2026 Indenture occurs and is continuing, the trustee for the 2026 Indenture or the registered holders of at least 25% in the then aggregate outstanding principal amount of the 4.00% Notes, may declare the acceleration of the amounts due under those notes. As of September 30, 2022, we were in compliance with all covenants under the indentures governing the 4.00% Notes.

The Company recorded $7.7 million of fees in connection with the offering of the 4.00% Notes, which have been capitalized as debt issuance costs and are being amortized over the remaining life of the 4.00% Notes.

NOTE 12 - DEBT (continued)

Spectrum 5.75% Notes

On May 20, 2015, SBI issued $1,000 million aggregate principal amount of 5.75% Notes at par value, due July 15, 2025 (the “5.75% Notes”). The 5.75% Notes are guaranteed by SB/RH as well as by SBI’s existing and future domestic subsidiaries.

SBI may redeem all or a part of the 5.75% Notes, at any time on or after July 15, 2020, at specified redemption prices. In addition, prior to July 15, 2020, SBI may redeem the notes at a redemption price equal to 100% of the principal amount plus a “make-whole” premium. SBI is also entitled to redeem up to 35% of the aggregate principal amount of the notes before July 15, 2018 with an amount of cash equal to the net proceeds that SBI raises in equity offerings at specified redemption prices. Further, the indenture governing the 5.75% Notes (the “2025 Indenture”) requires SBI to make an offer, in cash, to repurchase all or a portion of the applicable outstanding notes for a specified redemption price, including a redemption premium, upon the occurrence of a change of control of SBI, as defined in the 2025 Indenture.

The 2025 Indenture contains customary covenants that limit, among other things, the incurrence of additional indebtedness, payment of dividends on or redemption or repurchase of equity interests, the making of certain investments, expansion into unrelated businesses, creation of liens on assets, merger or consolidation with another company, transfer or sale of all or substantially all assets, and transactions with affiliates.

In addition, the 2025 Indenture provides for customary events of default, including failure to make required payments, failure to comply with certain agreements or covenants, failure to make payments when due or on acceleration of certain other indebtedness, and certain events of bankruptcy and insolvency. Events of default under the 2025 Indenture arising from certain events of bankruptcy or insolvency will automatically cause the acceleration of the amounts due under the 5.75% Notes. If any other event of default under the 2025 Indenture occurs and is continuing, the trustee for the 2025 Indenture or the registered holders of at least 25% in the then aggregate outstanding principal amount of the 5.75% Notes, may declare the acceleration of the amounts due under those notes. As of September 30, 2022, we were in compliance with all covenants under the indentures governing the 5.75% Notes.

The Company recorded $19.7 million of fees in connection with the offering of the 5.75% Notes, which have been capitalized as debt issuance costs and are being amortized over the remaining life of the 5.75% Notes. Using the proceeds received from the Term Loan Facility and 3.875% Notes, the Company redeemed $550.0 million aggregate principal amount of the 5.75% Notes in a cash tender offer, with a make whole premium of $17.7 million and a write-off of unamortized debt issuance costs of $5.7 million recognized as Interest Expense on the Company's Consolidated Statements of Income for the year ended September 30, 2021.

NOTE 13 - LEASES

The Company has leases primarily pertaining to manufacturing facilities, distribution centers, office space, warehouses, automobiles, machinery, computers, and office equipment that expire at various times through June 2035. We have embedded operating leases within certain third-party logistic agreements for certain warehousing and information technology services arrangements and recognized right of use assets identified in the arrangements as part of Operating Lease Assets on the Company’s Consolidated Statement of Financial Position. We elected to exclude certain supply chain contracts that contain embedded leases for manufacturing facilities or dedicated manufacturing lines from our ROU asset and liability calculation based on the insignificant impact to our consolidated financial statements.

The following is a summary of the Company’s leases recognized on the Company’s Consolidated Statement of Financial Position as of September 30, 2022 and 2021:

(in millions)	Line Item	2022	2021
Assets			
Operating	Operating lease assets	$ 82.5	$ 56.5
Finance	Property, plant and equipment, net	73.4	84.2
Total leased assets		$ 155.9	$ 140.7
Liabilities			
Current			
Operating	Other current liabilities	$ 25.8	$ 17.4
Finance	Current portion of long-term debt	8.3	7.9
Long-term			
Operating	Long-term operating lease liabilities	56.0	44.5
Finance	Long-term debt, net of current portion	84.4	94.0
Total lease liabilities		$ 174.5	$ 163.8

As of September 30, 2022, the Company had no significant commitments related to leases executed that have not yet commenced.

The Company records its operating lease and amortization of finance lease ROU assets within Cost of Goods Sold or Operating Expenses in the Consolidated Statement of Income depending on the nature and use of the underlying asset. The Company records its finance interest cost within interest expense in the Consolidated Statement of Income.

NOTE 13 - LEASES (continued)

The components of lease costs recognized in the Consolidated Statement of Income for the year ended September 30, 2022, 2021, and 2020 are as follows:

(in millions)	2022	2021	2020
Operating lease cost	$ 26.3	$ 19.8	$ 15.6
Finance lease cost			
Amortization of leased assets	10.5	11.3	11.8
Interest on lease liability	5.2	5.3	5.7
Variable lease cost	10.8	9.8	9.8
Total lease cost	$ 52.8	$ 46.2	$ 42.9

During the year ended September 30, 2022, 2021, and 2020 the Company recognized income attributable to leases and sub-leases of $2.7 million, $2.3 million, and $2.1 million, respectively. Income from leases and sub-leases is recognized as Other Non-Operating Income on the Consolidated Statement of Income.

The following is a summary of the Company's cash paid for amounts included in the measurement of lease liabilities recognized in the Consolidated Statement of Cash Flow, including supplemental non-cash activity related to operating leases, for the year ended September 30, 2022, 2021, and 2020:

(in millions)	2022	2021	2020
Operating cash flow from operating leases	$ 25.3	$ 20.7	$ 16.1
Operating cash flows from finance leases	5.1	5.4	5.7
Financing cash flows from finance leases	8.9	12.0	10.6
Supplemental non-cash flow disclosure			
Acquisition of operating lease asset through lease obligations	30.4	15.3	23.6

The following is a summary of weighted-average lease term and discount rate at September 30, 2022 and 2021:

	2022	2021
Weighted average remaining lease term		
Operating leases	4.5 years	4.6 years
Finance leases	9.7 years	10.4 years
Weighted average discount rate		
Operating leases	3.8 %	4.3 %
Finance leases	5.1 %	4.9 %

At September 30, 2022, future lease payments under operating and finance leases were as follows:

(in millions)	Finance Leases	Operating Leases
2023	$ 12.5	$ 28.4
2024	13.2	18.5
2025	11.9	14.8
2026	11.6	10.2
2027	11.7	6.6
Thereafter	57.9	11.4
Total lease payments	118.8	89.9
Amount representing interest	(26.1)	(8.1)
Total minimum lease payments	$ 92.7	$ 81.8

NOTE 14 - DERIVATIVES

Derivative financial instruments are used by the Company principally in the management of its foreign currency exchange rate, raw material price and interest rate exposures. The Company does not hold or issue derivative financial instruments for trading purposes.

Cash Flow Hedges

The Company periodically enters into forward foreign exchange contracts to hedge a portion of the risk from forecasted foreign currency denominated third-party and intercompany sales or payments. These obligations generally require the Company to exchange foreign currencies for Australian Dollars, Canadian Dollars, Euros, Japanese Yen, Pound Sterling or U.S. Dollars. These foreign exchange contracts are cash flow hedges of fluctuating foreign exchange related to sales of products or raw material purchases. Until the sale or purchase is recognized, the fair value of the related hedge is recorded in Accumulated Other Comprehensive Income ("AOCI") and as a derivative hedge asset or liability, as applicable. At the time the sale or purchase is recognized, the fair value of the related hedge is reclassified as an adjustment to Net Sales or purchase price variance in Cost of Goods Sold on the Consolidated Statements of Income. At September 30, 2022, the Company had a series of foreign exchange derivative contracts outstanding through March 2024. The derivative net gain estimated to be reclassified from AOCI into earnings over the next 12 months is $11.2 million, net of tax. At September 30, 2022 and 2021, the Company had foreign exchange derivative contracts designated as cash flow hedges with a notional value of $289.5 million and $279.9 million, respectively.

For derivative instruments that are designated and qualify as cash flow hedges, the gain or loss on the effective portion of the derivative is reported as a component of AOCI and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The following table summarizes the impact of the effective and ineffective portions of designated hedges and the gain or loss recognized in the Consolidated Statement of Income for the years ended September 30, 2022, 2021 and 2020:

	Gain (Loss) in OCI			Reclassified to Continuing Operations			
(in millions)	**2022**	**2021**	**2020**	**Line Item**	**2022**	**2021**	**2020**
Foreign exchange contracts	$ 0.2	$ 0.1	$ 0.1	Net sales	$ 0.1	$ 0.1	$ (0.1)
Foreign exchange contracts	30.9	(2.0)	(7.2)	Cost of goods sold	20.1	(9.3)	4.7
Total	$ 31.1	$ (1.9)	$ (7.1)		$ 20.2	$ (9.2)	$ 4.6

During the year ended September 30, 2022, the Company settled certain cash flow hedges prior to their stated maturity that were in place to hedge forecasted U.S. Dollar denominated inventory purchases in exchange for Euros, but were subsequently discontinued due to changes in the Company's forecasted purchasing strategy of finished goods inventory within the EMEA region. As a result, there was a realized gain of $8.2 million during the year ended September 30, 2022 and recognized as a component of Cost of Goods Sold, included in the activity summarized above.

Derivative Contracts Not Designated As Hedges for Accounting Purposes

The Company periodically enters into forward and swap foreign exchange contracts to economically hedge a portion of the risk from third-party and intercompany payments resulting from existing obligations. These obligations generally require the Company to exchange foreign currencies for, among others, Australian Dollars, Canadian Dollars, Euros, Japanese Yen, Mexican Pesos, Colombian Peso, Philippine Pesos, Hungarian Forint, Turkish Lira, Pounds Sterling, Taiwanese Dollars or U.S. Dollars. These foreign exchange contracts are fair value hedges of a related liability or asset recorded in the accompanying Consolidated Statements of Financial Position. The gain or loss on the derivative hedge contracts is recorded in earnings as an offset to the change in value of the related liability or asset at each period end. At September 30, 2022, the Company had a series of forward exchange contracts outstanding through July 2023. At September 30, 2022 and 2021, the Company had $513.7 million and $198.4 million, respectively, of notional value for such foreign exchange derivative contracts outstanding.

The following table summarizes the gain or loss associated with derivative contracts not designated as hedges in the Consolidated Statements of Income for the years ended September 30, 2022, 2021 and 2020.

(in millions)	**Line Item**	**2022**	**2021**	**2020**
Foreign exchange contracts	Other non-operating expense (income)	$ 25.6	$ (3.2)	$ (10.8)

Fair Value of Derivative Instruments

The fair value of the Company's outstanding derivative instruments in the Consolidated Statements of Financial Position are as follows:

(in millions)	**Line Item**	**2022**	**2021**
Derivative Assets			
Foreign exchange contracts - designated as hedge	Other receivables	$ 14.4	$ 5.2
Foreign exchange contracts - designated as hedge	Deferred charges and other	0.4	0.9
Foreign exchange contracts - not designated as hedge	Other receivables	7.4	0.7
Total Derivative Assets		$ 22.2	$ 6.8
Derivative Liabilities			
Foreign exchange contracts - designated as hedge	Accounts payable	$ —	$ 0.1
Foreign exchange contracts - designated as hedge	Other long term liabilities	1.0	—
Foreign exchange contracts - not designated as hedge	Accounts payable	5.0	2.4
Total Derivative Liabilities		$ 6.0	$ 2.5

NOTE 14 - DERIVATIVES (continued)

The Company is exposed to the risk of default by the counterparties with which it transacts and generally does not require collateral or other security to support financial instruments subject to credit risk. The Company monitors counterparty credit risk on an individual basis by periodically assessing each counterparty's credit rating exposure. The maximum loss due to credit risk equals the fair value of the gross asset derivatives that are concentrated with certain domestic and foreign financial institution counterparties. The Company considers these exposures when measuring its credit reserve on its derivative assets, which were not significant for the years ended September 30, 2022 and 2021.

The Company's standard contracts do not contain credit risk related contingent features whereby the Company would be required to post additional cash collateral because a credit event. However, the Company is typically required to post collateral in the normal course of business to offset its liability positions. As of September 30, 2022, and 2021, there was no cash collateral outstanding. In addition, as of September 30, 2022 and 2021, the Company had no posted standby letters of credit related to such liability positions.

Net Investment Hedge

SBI has €425.0 million aggregate principle amount of 4.00% Notes designated as a non-derivative economic hedge, or net investment hedge, of the translation of the Company's net investments in Euro denominated subsidiaries at the time of issuance. The hedge effectiveness is measured on the beginning balance of the net investment and re-designated every three months. Any gains and losses attributable to the translation of the Euro denominated debt designated as net investment hedge are recognized as a component of foreign currency translation within AOCI, and gains and losses attributable to the translation of the undesignated portion are recognized as foreign currency translation gains or losses within Other Non-Operating Expense (Income). As of September 30, 2022 and September 30, 2021 the full principal amount was designated as a net investment hedge and considered fully effective. The following summarizes the gain (loss) from the net investment hedge recognized in Other Comprehensive Income for the year ended September 30, 2022, 2021 and 2020, pre-tax:

Gain (Loss) in OCI (in millions)	2022	2021	2020
Net investment hedge	$ 75.8	$ 6.2	$ (33.0)

Net gains or losses from the net investment hedge are reclassified from AOCI into earnings upon a liquidation event or deconsolidation of Euro denominated subsidiaries. During the year ended September 30, 2020, the Company recognized a pre-tax loss of $1.2 million in earnings related to the translation of the undesignated portion of debt obligation. No pre-tax gain (loss) related to the translation of the undesignated portion of debt obligation was recognized in earnings during the years ended September 30, 2022 and 2021.

NOTE 15 - EMPLOYEE BENEFIT PLANS

Defined Benefit Plans

The Company has various defined benefit pension plans covering some of its employees. Plans generally provide benefits of stated amounts for each year of service. The Company funds its pension plans in accordance with the requirements of the defined benefit pension plans and, where applicable, in amounts sufficient to satisfy the minimum funding requirements of applicable laws. Additionally, in compliance with the Company's funding policy, annual contributions to defined benefit plans are equal to the actuarial recommendations or statutory requirements in the respective countries. The Company sponsors or participates in a number of other non-U.S. pension arrangements, including various retirement and termination benefit plans, some of which are covered by local law or coordinated with government-sponsored plans, which are not significant in the aggregate. The following tables provide additional information on the pension plans as of September 30, 2022 and 2021:

	U.S. Plans		Non U.S. Plans	
(in millions)	**2022**	**2021**	**2022**	**2021**
Changes in benefit obligation:				
Benefit obligation, beginning of year	$ 71.4	$ 76.0	$ 176.1	$ 158.7
Obligations assumed from acquisition	—	—	—	19.0
Service cost	0.5	0.5	1.2	1.5
Interest cost	1.9	1.8	2.1	2.1
Actuarial (gain) loss	(16.1)	(2.6)	(45.7)	(3.4)
Plan Amendments	—	—	—	0.1
Benefits paid	(4.2)	(4.3)	(4.4)	(5.0)
Foreign currency exchange rate changes	—	—	(28.2)	3.1
Benefit obligation, end of year	53.5	71.4	101.1	176.1
Changes in plan assets:				
Fair value of plan assets, beginning of year	69.6	64.6	147.4	120.5
Assets assumed from acquisition	—	—	—	17.2
Actual return on plan assets	(15.2)	9.0	(30.1)	4.6
Employer contributions	0.1	0.3	4.8	6.6
Benefits paid	(4.2)	(4.3)	(4.4)	(5.0)
Foreign currency exchange rate changes	—	—	(24.6)	3.5
Fair value of plan assets, end of year	50.3	69.6	93.1	147.4
Funded Status	$ (3.2)	$ (1.8)	$ (8.0)	$ (28.7)
Amounts recognized in statement of financial position				
Deferred charges and other	$ —	$ —	$ 4.6	$ 12.4
Other accrued expenses	0.1	0.1	—	—
Other long-term liabilities	3.1	1.7	12.6	41.1
Accumulated other comprehensive loss	10.9	9.4	21.8	43.2
Weighted average assumptions				
Discount rate	5.37%	2.70%	3.70 - 5.20%	1.00 - 2.00%
Rate of compensation increase	N/A	N/A	2.75%	2.50%

NOTE 15 - EMPLOYEE BENEFIT PLANS (continued)

The following table summarizes the projected benefit obligation, accumulated benefit obligation and fair value of plan assets for defined benefit plans with projected benefit obligations in excess of plan assets:

	U.S. Plans		Non U.S. Plan	
(in millions)	**2022**	**2021**	**2022**	**2021**
Projected benefit obligation	$ 53.5	$ 71.4	$ 51.8	$ 106.2
Accumulated benefit obligation	53.5	71.4	49.0	100.6
Fair value of plan assets	50.3	69.6	39.2	65.1

The following table contains the components of net periodic benefit cost from defined benefit plans for the years ended September 30, 2022, 2021 and 2020:

	U.S. Plans			Non U.S. Plans		
(in millions)	**2022**	**2021**	**2020**	**2022**	**2021**	**2020**
Service cost	$ 0.5	$ 0.5	$ 0.7	$ 1.2	$ 1.5	$ 1.7
Interest cost	1.9	1.8	2.2	2.1	2.1	1.9
Expected return on assets	(3.2)	(3.7)	(4.1)	(4.0)	(4.0)	(3.8)
Settlements and curtailments	—	—	0.9	—	—	—
Recognized net actuarial loss	0.8	1.4	0.9	2.8	3.4	3.7
Net periodic benefit cost	$ —	$ —	$ 0.6	$ 2.1	$ 3.0	$ 3.5
Weighted average assumptions						
Discount rate	2.70%	2.46%	3.04%	1.00 - 2.00%	0.70 - 1.75%	0.75 - 1.80%
Expected return on plan assets	5.00%	6.00%	6.50%	0.99 - 4.06%	0.70 - 3.40%	3.07 - 3.40%
Rate of compensation increase	N/A	N/A	N/A	2.50%	2.25%	2.25%

The discount rate is used to calculate the projected benefit obligation. The discount rate used is based on the rate of return on government bonds as well as current market conditions of the respective countries where the plans are established. The expected return on plan assets is based on the Company's expectation of the long-term average rate of return of the capital market in which the plans invest. The expected return reflects the target asset allocations and considers the historical returns earned for each asset category. The components of net periodic benefit cost other than the service cost component are recognized as Other Non-Operating (Income) Expense, Net on the Statement of Income.

The Company established formal investment policies for the assets associated with these plans. Policy objectives include maximizing long-term return at acceptable risk levels, diversifying among asset classes, if appropriate, and among investment managers, as well as establishing relevant risk parameters within each asset class. Specific asset class targets are based on the results of periodic asset/liability studies. The investment policies permit variances from the targets within certain parameters. The plan assets currently do not include holdings of the Company's common stock.

Below is a summary allocation of defined benefit plan assets as of September 30, 2022 and 2021:

	U.S. Plans		Non U.S. Plans	
Asset Type	**2022**	**2021**	**2022**	**2021**
Equity Securities	31 %	30 %	— %	— %
Fixed Income Securities	69 %	70 %	42 %	16 %
Other	— %	— %	58 %	84 %
Total	100 %	100 %	100 %	100 %

The fair value of defined benefit plan assets by asset category as of September 30, 2022 and 2021 are as follows:

	September 30, 2022				September 30, 2021			
(in millions)	**Level 1**	**Level 2**	**Level 3**	**Total**	**Level 1**	**Level 2**	**Level 3**	**Total**
Cash & cash equivalents	$ 0.2	$ —	$ —	$ 0.2	$ 0.6	$ —	$ —	$ 0.6
Equity	4.9	6.1	—	11.0	8.1	8.3	—	16.4
Fixed income securities	25.1	8.1	—	33.2	29.6	9.9	—	39.5
Foreign equity	4.4	—	—	4.4	4.8	—	—	4.8
Foreign fixed income securities	—	39.4	—	39.4	—	23.6	—	23.6
Life insurance contracts	—	36.7	—	36.7	—	42.6	—	42.6
Annuity policy	—	—	10.6	10.6	—	—	18.8	18.8
Other	—	7.9	—	7.9	—	70.7	—	70.7
Total plan assets	$ 34.6	$ 98.2	$ 10.6	$ 143.4	$ 43.1	$ 155.1	$ 18.8	$ 217.0

NOTE 15 - EMPLOYEE BENEFIT PLANS (continued)

Subsequent to the Armitage acquisition and in accordance with the purchase agreement, the Company purchased a group annuity contract using plan assets and escrow funds withheld as part of the acquisition to cover the projected benefit obligation assumed in the purchase. The transaction represents an annuity buy-in, in accordance with United Kingdom ("UK") pension regulations, where the assets of the plan were invested in a bulk-purchase annuity policy with an insurance company, under which the Company retains both the fair value of the annuity contract and the pension benefit obligations related to this plan. Following the buy-in, individual policies will replace the bulk annuity policy in a buy-out transaction, which is expected to be completed during the year ending September 30, 2023 where the Company would de-recognize the assets and liabilities of the pension plan and realize a settlement gain or loss as a component of the net periodic pension cost. As of September 30, 2022, the fair value of the annuity contract is based on the calculated pension benefit obligation covered (Level 3).

The following benefit payments are expected to be paid:

(in millions)	U.S. Plans	Non U.S. Plans
2023	$ 4.7	$ 4.0
2024	4.1	4.3
2025	4.1	4.4
2026	4.2	4.7
2027	4.2	5.3
2028 - 2032	20.2	27.7

Defined Contribution Plans

The Company sponsored defined contribution plans in which eligible participants may defer a fixed amount or a percentage of their eligible compensation, subject to limitations, pursuant to Section 401(k) of the Internal Revenue Code. The Company made discretionary matching contributions of eligible compensation. The Company also sponsors defined contribution plans for eligible employees of certain foreign subsidiaries. Contributions are discretionary and evaluated annually. Aggregate contributions charged to operations, including discretionary amounts, for the years ended September 30, 2022, 2021 and 2020, were $7.4 million, $6.0 million, and $7.1 million, respectively.

NOTE 16 - INCOME TAXES

Income tax expense was calculated based upon the following components of income (loss) from operations before income taxes for the years ended September 30, 2022, 2021 and 2020:

	SBH			SB/RH		
(in millions)	2022	2021	2020	2022	2021	2020
United States	$ (263.0)	$ (147.2)	$ (42.0)	$ (260.6)	$ (143.8)	$ (110.8)
Outside the United States	172.7	136.1	16.9	172.7	136.1	16.9
Loss from continuing operations before income taxes	$ (90.3)	$ (11.1)	$ (25.1)	$ (87.9)	$ (7.7)	$ (93.9)

The components of income tax expense for the years ended September 30, 2022, 2021 and 2020 are as follows:

	SBH			SB/RH		
(in millions)	2022	2021	2020	2022	2021	2020
Current tax expense:						
U.S. Federal	$ 7.7	$ 3.0	$ 0.3	$ 7.7	$ 3.0	$ 0.3
Foreign	24.7	32.6	2.2	24.7	32.6	2.2
State and local	(1.1)	2.4	0.2	(1.1)	2.4	0.2
Total current tax expense	31.3	38.0	2.7	31.3	38.0	2.7
Deferred tax (benefit) expense:						
U.S. Federal	(26.5)	(64.8)	9.1	(25.8)	(63.4)	(5.1)
Foreign	(1.2)	5.9	1.1	(1.2)	5.9	1.1
State and local	(16.9)	(5.5)	14.4	(17.2)	(5.5)	15.8
Total deferred tax (benefit) expense	(44.6)	(64.4)	24.6	(44.2)	(63.0)	11.8
Income tax (benefit) expense	$ (13.3)	$ (26.4)	$ 27.3	$ (12.9)	$ (25.0)	$ 14.5

NOTE 16 - INCOME TAXES (continued)

The following reconciles the total income tax expense, based on the U.S. Federal statutory income tax rate of 21% with the Company's recognized income tax expense:

	SBH			SB/RH		
(in millions)	**2022**	**2021**	**2020**	**2022**	**2021**	**2020**
U.S. Statutory federal income tax benefit	$ (19.0)	$ (2.3)	$ (5.3)	$ (18.5)	$ (1.6)	$ (19.7)
Permanent items	(1.7)	13.9	13.6	(1.7)	13.9	13.6
Goodwill impairment	—	—	2.8	—	—	2.8
Foreign statutory rate vs. U.S. statutory rate	(4.7)	(6.2)	(13.8)	(4.7)	(6.2)	(13.8)
State income taxes, net of federal effect	(8.3)	(8.7)	(0.6)	(8.6)	(8.7)	(3.1)
State effective rate change	1.2	2.6	7.2	1.2	2.6	7.8
UK effective rate change	—	8.2	—	—	8.2	—
GILTI	16.5	4.9	3.7	16.5	4.9	3.7
GILTI impact of retroactive law changes	(3.2)	(18.1)	—	(3.2)	(18.1)	—
Residual tax on foreign earnings	4.8	2.6	6.0	4.8	2.6	6.0
Change in valuation allowance	3.6	(27.1)	9.9	4.3	(27.1)	9.8
Unrecognized tax expense (benefit)	2.2	0.2	(8.5)	2.2	0.2	(8.5)
Share based compensation adjustments	(5.6)	(0.7)	0.1	(5.3)	0.1	0.5
Research and development tax credits	(1.9)	(2.4)	(1.6)	(1.9)	(2.4)	(1.6)
Foreign rate differential on intercompany transfer of intangibles	—	—	4.6	—	—	4.6
Partnership outside basis adjustment	1.2	5.5	5.9	1.2	5.5	5.9
Return to provision adjustments and other, net	1.6	1.2	3.3	0.8	1.1	6.5
Income tax (benefit) expense	$ (13.3)	$ (26.4)	$ 27.3	$ (12.9)	$ (25.0)	$ 14.5

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities as of September 30, 2022 and 2021 are as follows:

	SBH		SB/RH	
(in millions)	**2022**	**2021**	**2022**	**2021**
Deferred tax assets				
Employee benefits	$ 25.9	$ 36.7	$ 25.9	$ 36.6
Inventories and receivables	42.0	25.1	42.0	25.1
Marketing and promotional accruals	16.0	17.0	16.0	17.0
Property, plant and equipment	0.9	0.6	0.9	0.6
Unrealized losses	31.9	19.1	31.9	19.1
Intangibles	11.1	10.0	11.1	10.0
Operating lease liabilities	23.0	25.9	23.0	25.9
Net operating loss and other carry forwards	577.4	563.5	255.6	245.5
Other	29.4	36.1	27.5	32.9
Total deferred tax assets	757.6	734.0	433.9	412.7
Deferred tax liabilities				
Property, plant and equipment	18.1	9.4	18.1	9.4
Unrealized gains	24.4	10.5	24.4	10.5
Intangibles	303.3	287.9	303.3	287.9
Operating lease assets	22.4	23.5	22.4	23.5
Investment in partnership	73.7	69.6	73.4	69.3
Taxes on unremitted foreign earnings	2.0	1.8	2.0	1.8
Other	12.0	24.1	12.0	24.0
Total deferred tax liabilities	455.9	426.8	455.6	426.4
Net deferred tax liabilities	301.7	307.2	(21.7)	(13.7)
Valuation allowance	(337.4)	(349.4)	(233.7)	(245.1)
Net deferred tax liabilities, net valuation allowance	$ (35.7)	$ (42.2)	$ (255.4)	$ (258.8)
Reported as:				
Deferred charges and other	$ 24.4	$ 17.3	$ 23.9	$ 13.6
Deferred taxes (noncurrent liability)	60.1	59.5	279.3	272.4

NOTE 16 - INCOME TAXES (continued)

On April 4, 2022, the U.S. District Court for the District of Colorado ruled that the IRC Section 245A temporary regulations ("June 2019 Regulations") adopted by the Treasury Department in June of 2019 were invalid. The ruling is expected to be appealed, and the Company has been advised that similar challenges are ongoing in other U.S. districts. During the year ended September 30, 2022, the Company filed a protective amended U.S. income tax return consistent with the June 2019 Regulations being invalid. The Company has determined that this position is not more likely than not to be upheld and therefore did not record a tax benefit for this amended return for the year ended September 30, 2022. Should the June 2019 Regulations ultimately be found invalid, the Company estimates it would recognize a tax benefit of approximately $67.3 million.

On November 20, 2020, the U.S. Treasury and the Internal Revenue Service issued Final Regulations ("November 2020 Regulations") under Internal Revenue Code Sections 245A and 951A related to the treatment of previously disqualified basis under the GILTI regime. The November 2020 Regulations are effective for Fiscal 2022, but the Company can elect to apply them to Fiscal 2018 through Fiscal 2021. The Company expects that the sale of the HHI segment will allow use of tax benefits for years prior to Fiscal 2020 that would have been subject to federal and state tax limitations on the use of carryforwards absent the HHI sale. The Company has satisfied the requirements necessary to apply the Regulations retroactively and had therefore estimated and recorded a benefit of $11.4 million for the impact on years prior to Fiscal 2021 in the year ended September 30, 2021, with a benefit of $5.8 million recorded in the fourth quarter ended September 30, 2021 due to the HHI sale. The Company also expects to apply the Regulations to Fiscal 2021 and has included the impact in Fiscal 2021 income tax expense. The Company completed and filed the amended return implementing these November 2020 Regulations during Fiscal 2022 and recorded an additional $3.2 million tax benefit in the year ended September 30, 2022 for years prior to Fiscal 2020.

On July 20, 2020, Final Regulations were issued under Internal Revenue Code Section 951A relating to the treatment of income that is subject to a high rate of tax under the global intangible low taxed income ("GILTI") regime ("July 2020 Regulations"). The July 2020 Regulations are effective for Fiscal 2021, but the Company can elect to apply them to Fiscal 2019 and Fiscal 2020. The Company has applied the July 2020 Regulations to Fiscal 2020 and recorded a Fiscal 2020 benefit of $4.4 million. The Company expects that the sale of the HHI segment will allow use of tax benefits for years prior to Fiscal 2020 that would have been subject to federal and state tax limitations on the use of carryforwards absent the HHI sale. The Company implemented the July 2020 Regulations for Fiscal 2019 by filing an amended return. Therefore, a benefit of $6.7 million was recorded for the year ended September 30, 2021.

The Tax Reform Act of December 22, 2017 included a tax on deemed repatriated accumulated earnings of foreign subsidiaries. The Company's $25.1 million mandatory repatriation tax is payable over 8 years. The first payment was due January 2019. As of September 30, 2022, $16.9 million of the mandatory repatriation liability is still outstanding and $2.2 million is due and payable in the next 12 months but will be offset by previous payments and credits.

To the extent necessary, the Company intends to utilize free cash flow from foreign subsidiaries in order to support management's plans to voluntarily accelerate pay down of U.S. debt, fund distributions to shareholders, fund U.S. acquisitions and satisfy ongoing U.S. operational cash flow requirements. The Company annually estimates the available earnings, permanent reinvestment classification and the availability of and management's intent to use alternative mechanisms for repatriation for each jurisdiction in which the Company does business. Accordingly, the Company is providing residual U.S. and foreign deferred taxes on these earnings to the extent they cannot be repatriated in a tax-free manner.

As of September 30, 2022, and 2021, the Company provided $2.0 million and $1.8 million, respectively, of residual foreign taxes on undistributed foreign earnings.

As a result of the June 2019 Regulations and the deemed mandatory repatriation, the Company does not have significant prior year untaxed, undistributed earnings from its foreign operations at September 30, 2022. There were $500.6 million of the Company's undistributed earnings taxed in the U.S. as a result of the mandatory deemed repatriation that was part of the Tax Reform Act, and the remaining earnings were taxed as a result of the June 2019 Regulations. The Company recorded GILTI inclusions for the tax year ended September 30, 2022 of $78.5 million. The Company estimates it generated untaxed, undistributed foreign earnings due to high-tax exceptions to GILTI inclusions under the Tax Reform Act for the year ended September 30, 2022 of $13.0 million and has cumulative untaxed, undistributed foreign earnings due to high-tax exceptions as of September 30, 2022 of $75.2 million.

As of September 30, 2022, the Company has U.S. federal net operating and capital loss carryforwards ("NOLs") of $1,382.3 million with a federal tax benefit of $290.3 million and tax benefits related to state NOLs of $77.8 million. These NOLs expire through years ending in 2042. As of September 30, 2022, the Company has $30.0 million of federal research and development credit carryforwards. $0.4 million of the credits expire Fiscal 2023 and the remainder begin expiring in the Company's fiscal year ending September 30, 2031. As of September 30, 2022, the Company has foreign NOLs of $340.7 million and tax benefits of $83.1 million, which will expire beginning in the Company's fiscal year ending September 30, 2025. During the fiscal year ending September 30, 2021, the Company recorded $324.2 million of additional foreign net operating losses due to a tax-deductible impairment in Luxembourg of subsidiary stock but recorded a full valuation allowance on the tax benefits of those losses since they are expected to expire unused. Certain of the foreign NOLs have indefinite carryforward periods.

A valuation allowance is recorded when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets depends on the ability of the Company to generate sufficient taxable income of the appropriate character in the future and in the appropriate taxing jurisdictions.

The Company has had multiple changes of ownership, as defined under Section 382 of the Internal Revenue Code of 1986, as amended, that subject the Company's U.S. federal and state NOLs and other tax attributes to certain limitations. The annual limitation is based on a number of factors including the value of the Company's stock (as defined for tax purposes) on the date of the ownership change, its net unrealized gain position on that date, the occurrence of realized gains in years subsequent to the ownership change and the effects of subsequent ownership changes (as defined for tax purposes), if any. Due to these limitations, the Company estimates, as of September 30, 2022, that $640.9 million of the total U.S. federal NOLs with a federal tax benefit of $134.6 million and $19.4 million of the tax benefit related to state NOLs will expire unused even if the Company generates sufficient income to otherwise use all of its NOLs. The Company also projects, as of September 30, 2022, that $79.5 million of tax benefits related to foreign NOLs will not be used. The Company has provided a full valuation allowance against these deferred tax assets.

The expected gain from the sale of the HHI segment increases the likelihood that the Company can use certain deferred tax assets including federal net operating losses subject to certain limits, state net operating losses previously expected to expire unused, and state research and development credits also previously expected to expire unused; therefore, the Company released $29.2 million of valuation allowance on these deferred tax assets in Fiscal 2021.

NOTE 16 - INCOME TAXES (continued)

As of September 30, 2022, the valuation allowance is $337.4 million, of which $257.5 million is related to U.S. net deferred tax assets and $79.9 million is related to foreign net deferred tax assets. As of September 30, 2021, the valuation allowance was $349.4 million, of which $253.0 million was related to U.S. net deferred tax assets and $96.4 million is related to foreign net deferred tax assets. As of September 30, 2020, the valuation allowance was $302.5 million, of which $283.6 million is related to U.S. net deferred tax assets and $18.9 million is related to foreign net deferred tax assets. During the year ended September 30, 2022, the Company decreased its valuation allowance for deferred tax assets by $12.0 million of which $4.5 million is related to an increase in valuation allowance against U.S. net deferred tax assets and $16.5 million related to a decrease in the valuation allowance against foreign net deferred tax assets. During the year ended September 30, 2021, the Company increased its valuation allowance for deferred tax assets by $46.9 million, of which $30.6 million was related to a decrease in valuation allowance against U.S. net deferred tax assets and $77.5 million related to an increase in the valuation allowance against foreign net deferred tax assets.

As of September 30, 2022, the Company has recorded $46.2 million of valuation allowance against its U.S. state net operating losses.

The total amount of unrecognized tax benefits at September 30, 2022 and 2021 are $100.9 million and $18.0 million, respectively. If recognized in the future, $100.9 million of the unrecognized tax benefits as of September 30, 2022 will impact the effective tax rate. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of September 30, 2022, and 2021 the Company had $1.4 million and $1.5 million of accrued interest and penalties related to uncertain tax positions. The impact on income tax expense related to interests and penalties for the year ended September 30, 2022 was a net decrease of $0.1 million. There was no impact on income tax expense related to interest and penalties for the years ended September 30, 2021. The following table summarizes the changes to the amount of unrecognized tax benefits for the years ended September 30, 2022, 2021 and 2020:

(in millions)	2022	2021	2020
Unrecognized tax benefits, beginning of year	$ 18.0	$ 13.8	$ 20.7
Gross increase – tax positions in prior period	84.4	4.1	1.0
Gross decrease – tax positions in prior period	(2.9)	(0.2)	(4.4)
Gross increase – tax positions in current period	1.7	1.2	2.4
Settlements	—	(0.2)	(1.6)
Lapse of statutes of limitations	(0.3)	(0.7)	(4.3)
Unrecognized tax benefits, end of year	$ 100.9	$ 18.0	$ 13.8

The $84.4 million increase for unrecognized tax positions relating to prior periods during the year ended September 30, 2022 includes $67.3 million related to the protective amended U.S. tax return filed consistent with the June 2019 Regulations being invalid.

The September 30, 2022 Consolidated Statement of Financial Position for SB/RH Holdings, LLC contains $2.7 million of income taxes receivable from its parent company, calculated as if SB/RH Holdings, LLC were a separate taxpayer.

The Company files income tax returns in the U.S. federal jurisdiction and various state, local and foreign jurisdictions and is subject to ongoing examination by the various taxing authorities. The Company's major taxing jurisdictions are the U.S., United Kingdom and Germany. In the U.S., federal tax filings for years prior to and including the Company's fiscal year ended September 30, 2017 are closed. However, the federal NOLs from the Company's fiscal years ended September 30, 2012 through December 31, 2015 are subject to Internal Revenue Service examination until the year that such net operating loss carryforwards are utilized, and those years are closed for audit. In addition, certain losses from 2002 to 2010 of entities acquired by the Company were able to be used in Fiscal 2019 and are subject to Internal Revenue Service examination until Fiscal 2019 is closed to audit. Filings in various U.S. state and local jurisdictions are also subject to audit and to date no significant audit matters have arisen. As of September 30, 2022, certain of the Company's legal entities are undergoing income tax audits. The Company cannot predict the ultimate outcome of the examinations; however, it is reasonably possible that during the next twelve months some portion of previously unrecognized tax benefits could be recognized.

NOTE 17 – SHAREHOLDER'S EQUITY

SBH has a share repurchase program that is executed through purchases made from time to time either in the open market or otherwise. On May 4, 2021, the Board of Directors approved a $1 billion common stock repurchase program. The authorization is effective for 36 months. As part of the share repurchase program, SBH purchased treasury shares in open market purchases at market fair value in private purchases from employees or significant shareholders at fair value and through an accelerated share repurchase ("ASR") agreement with a third-party financial institution. The following summarizes the activity of common stock repurchases under the program for the years ended September 30, 2022, 2021 and 2020:

	2022			2021			2020		
(in millions except per share data)	Number of Shares Repurchased	Average Price Per Share	Amount	Number of Shares Repurchased	Average Price Per Share	Amount	Number of Shares Repurchased	Average Price Per Share	Amount
Open Market Purchases	1.4	$ 97.34	$ 134.0	0.9	$ 93.13	$ 80.3	4.1	$ 56.97	$ 230.6
Private Purchases	—	—	—	0.7	66.63	45.5	0.1	62.30	9.2
ASR	—	—	—	—	—	—	2.0	61.47	124.8
Total Purchases	1.4	$ 97.34	$ 134.0	1.6	$ 81.43	$ 125.8	6.2	$ 58.57	$ 364.6

During the fourth quarter ended September 30, 2021, SBH entered into a $150.0 million rule 10b5-1 repurchase plan to facilitate daily market share repurchases through September 16, 2022, until the cap is reached or until the plan is terminated. The Company completed share repurchases under its $150.0 million rule 10b5-1 repurchase plan during the year ended September 30, 2022. On August 16, 2022, the Inflation Reduction Act of 2022 ("IRA") was enacted into law. The IRA imposes a 1% excise tax on stock repurchases made after December 31, 2022.

NOTE 17 – SHAREHOLDER’S EQUITY (continued)

On November 18, 2019, SBH entered into an ASR to repurchase $125.0 million of the Company’s common stock. At inception, pursuant to the agreement, the Company paid $125.0 million to the financial institution using cash on hand and took delivery of 1.7 million shares, which represented approximately 85% of the total shares the Company expected to receive based on the market price at the time of the initial delivery. The transaction was accounted for as an equity transaction. The fair value of shares received initially of $106.3 million was recorded as a treasury stock transaction, with the remainder of $18.7 million recorded as a reduction to additional paid-in capital. Upon initial receipt of the shares, there was an immediate reduction in the weighted average common shares calculation for basic and diluted earnings per share. On February 24, 2020, the Company closed and settled the ASR resulting in an additional delivery of 0.3 million shares, with a fair value of $18.5 million. The total number of shares repurchased under the ASR program was 2.0 million at an average cost per share of $61.59, based on the volume-weighted average share price of the Company’s common stock during the calculation period of the ASR program, less the applicable contractual discount.

NOTE 18 – SHARE BASED COMPENSATION

Equity based incentive and performance compensation awards provided to employees, directors, officers and consultants, including the restricted stock units and stock options further discussed below, were issued pursuant to the Spectrum Brands Holdings, Inc. 2011 Omnibus Equity Awards Plan as approved and amended by the Spectrum Legacy stockholders, and the Spectrum Brands Holdings, Inc. 2020 Omnibus Equity Plan, as approved by the Spectrum stockholders. The following is a summary of the authorized and available shares per the respective plans:

(number of shares, in millions)	Authorized	Available
Spectrum Brands Holdings, Inc. 2011 Omnibus Equity Awards Plan	7.1	0.2
Spectrum Brands Holdings, Inc. 2020 Omnibus Equity Plan	1.2	1.2

Compensation costs for share-based payment arrangements are recognized as General and Administrative Expenses on the Consolidated Statements of Income. The following is a summary of the share based compensation expense for the years ended September 30, 2022, 2021 and 2020:

(in millions)	2022	2021	2020
SBH	$ 10.2	$ 28.9	$ 31.8
SB/RH	$ 9.1	$ 27.2	$ 30.5

Restricted Stock Units ("RSUs")

The Company recognizes share based compensation expense from the issuance of RSUs, primarily under its Long-Term Incentive Plan ("LTIP"). RSUs granted under the LTIP include a combination of time-based grants and performance-based grants. Compensation cost is based on the fair value of the awards, as determined by the market price of the Company’s shares of common stock on the designated grant date and recognized on a straight-line basis over the requisite service period of the awards. Time-based RSUs provide for either a three year cliff vesting or graded vesting depending upon the vesting conditions provided by the grant and the performance-based RSUs are dependent upon achieving specified financial metrics (adjusted EBITDA, return on adjusted equity, and/or adjusted free cash flow) by the end of the three year vesting period. The actual number of shares that will ultimately vest for the performance-based RSUs is dependent on the level of achievement of the specified performance conditions upon completion of the designated performance period. The Company assessed the probability of achievement of the performance conditions and recognized expense for the awards based on the probable achievement of such metrics. Additionally, the Company regularly issues individual RSU awards under its equity plan to its Board members and individual employees for recognition, incentive, or retention purposes, when needed, which are primarily conditional upon time-based service conditions, valued based on the fair value of the awards as determined by the market price of the Company's share of common stock on the designated grant price date and recognized as a component of share-based compensation on a straight-line basis over the requisite service period of the award. RSUs are subject to forfeiture if employment terminates prior to vesting with forfeitures recognized as they occur. RSUs have dividend equivalents credited to the recipient and are paid only to the extent the RSU vests and the related stock is issued. RSUs are exercised upon completion of the vesting conditions. Shares issued upon exercise of RSUs are sourced from treasury shares when available.

The Company regularly issues annual RSU grants under its LTIP during the first quarter of the fiscal year. The following is a summary of the RSUs granted during the fiscal year ending September 30, 2022.

	SBH			SB/RH		
(in millions, except per share data)	Units	Weighted Average Grant Date Fair Value	Fair Value at Grant Date	Units	Weighted Average Grant Date Fair Value	Fair Value at Grant Date
Time-based grants						
Vesting in less than 12 months	0.05	$ 94.18	$ 4.8	0.04	$ 93.37	$ 3.7
Vesting in more than 12 months	0.08	95.34	8.1	0.08	95.34	8.1
Total time-based grants	0.13	94.90	12.9	0.12	94.71	11.8
Performance-based grants	0.20	95.57	19.4	0.20	95.57	19.4
Total grants	0.33	$ 95.30	$ 32.3	0.32	$ 95.24	$ 31.2

NOTE 18 – SHARE BASED COMPENSATION (continued)

The following is a summary of RSU activity for the years ended September 30, 2022, 2021 and 2020:

	SBH			SB/RH		
(in millions, except per share data)	**Shares**	**Weighted Average Grant Date Fair Value**	**Fair Value at Grant Date**	**Shares**	**Weighted Average Grant Date Fair Value**	**Fair Value at Grant Date**
Outstanding and nonvested as of September 30, 2019	1.25	$ 53.58	$ 67.0	1.22	$ 53.22	$ 65.0
Granted	0.90	61.72	55.6	0.88	61.68	54.3
Forfeited	(0.07)	60.79	(4.0)	(0.06)	60.79	(3.9)
Vested and exercised	(0.68)	57.80	(39.3)	(0.66)	57.29	(37.7)
Outstanding and nonvested as of September 30, 2020	1.40	56.41	79.3	1.38	56.33	77.7
Granted	0.59	76.78	44.9	0.56	76.83	43.3
Forfeited	(0.20)	65.52	(13.2)	(0.20)	65.52	(13.2)
Vested and exercised	(0.33)	53.53	(17.8)	(0.30)	52.82	(16.2)
Outstanding and nonvested as of September 30, 2021	1.46	64.00	93.2	1.44	63.85	91.6
Granted	0.33	95.30	32.3	0.32	95.24	31.2
Forfeited	(0.18)	78.90	(13.8)	(0.18)	78.90	(13.8)
Vested and exercised	(0.60)	55.09	(33.4)	(0.60)	54.34	(31.8)
Outstanding and nonvested as of September 30, 2022	1.01	$ 77.22	$ 78.3	0.98	$ 77.03	$ 77.2

As of September 30, 2022, the remaining unrecognized pre-tax compensation cost associated with outstanding RSUs is $39.6 million for both SBH and SB/RH that would expected to be recognized over a weighted average period of 1.5 years, contingent upon realization of performance goals for performance based grants. If performance goals are not met, compensation cost may be not recognized, and previously recognized compensation cost would be reversed.

Stock Options

All stock options awards are fully vested and exercisable. The Company does not regularly grant new stock option awards and there were no awards granted during the years ended September 30, 2022, 2021 and 2020. Shares issued upon exercise of stock option awards are sourced from treasury shares when available. The following is a summary of outstanding stock option awards during the years ended September 30, 2022, 2021, and 2020:

	Stock Options		
(in millions, except per share data)	**Options**	**Weighted Average Exercise Price**	**Weighted Average Grant Date Fair Value**
Vested and exercisable at September 30, 2019	$ 0.23	$ 73.51	$ 4.79
Exercised	(0.01)	52.83	3.55
Vested and exercisable at September 30, 2020	0.22	73.96	4.82
Exercised	(0.06)	52.83	3.55
Vested and exercisable at September 30, 2021	0.16	82.36	5.32
Vested and exercisable at September 30, 2022	$ 0.16	$ 82.36	$ 5.32

No options were exercised during the year ended September 30, 2022. The intrinsic value of share options exercised during the years ended September 30, 2021 and 2020 was $2.5 million and $0.1 million, respectively. Cash received from the options exercises during the years ended September 30, 2021 and 2020 was $3.4 million and $0.3 million, respectively. As of September 30, 2022, the aggregate intrinsic value of outstanding and exercisable options was zero with the remaining contractual term of 2.3 years.

NOTE 19 - ACCUMULATED OTHER COMPREHENSIVE INCOME

The changes in the components of accumulated other comprehensive income (loss), net of taxes, was as follows:

(in millions)	Foreign Currency Translation	Derivative Instruments	Defined Benefit Pension	Total
Balance at September 30, 2019	$ (215.9)	$ 4.9	$ (62.6)	$ (273.6)
Other comprehensive loss before reclassification	(18.5)	(6.2)	(5.2)	(29.9)
Net reclassification for (gain) loss to income from continuing operations	—	(4.6)	4.6	—
Net reclassification for gain to income from discontinued operations	—	(0.4)	(0.3)	(0.7)
Other comprehensive loss before tax	(18.5)	(11.2)	(0.9)	(30.6)
Deferred tax effect	0.1	11.7	(0.3)	11.5
Other comprehensive (loss) income, net of tax	(18.4)	0.5	(1.2)	(19.1)
Adoption of ASU 2018-02	—	(1.8)	2.1	0.3
Sale and deconsolidation of Coevorden operations (Note 3)	8.1	—	—	8.1
Less: other comprehensive income from continuing operations attributable to non-controlling interest	0.1	—	—	0.1
Less: other comprehensive income from discontinued operations attributable to non-controlling interest	0.3	—	—	0.3
Other comprehensive (loss) income attributable to controlling interest	(10.7)	(1.3)	0.9	(11.1)
Balance as of September 30, 2020	(226.6)	3.6	(61.7)	(284.7)
Other comprehensive income before reclassification	32.2	0.1	11.7	44.0
Net reclassification for loss to income from continuing operations	—	9.2	4.8	14.0
Net reclassification for loss (gain) to income from discontinued operations	—	0.1	(0.1)	—
Other comprehensive income before tax	32.2	9.4	16.4	58.0
Deferred tax effect	—	(6.6)	(1.6)	(8.2)
Other comprehensive income, net of tax	32.2	2.8	14.8	49.8
Less: other comprehensive income from discontinued operations attributable to non-controlling interest	0.4	—	—	0.4
Other comprehensive income attributable to controlling interest	31.8	2.8	14.8	49.4
Balance as of September 30, 2021	(194.8)	6.4	(46.9)	(235.3)
Other comprehensive (loss) income before reclassification	(72.0)	30.7	18.3	(23.0)
Net reclassification for (gain) loss to income from continuing operations	—	(20.2)	3.6	(16.6)
Net reclassification for gain to income from discontinued operations	—	(2.4)	(0.1)	(2.5)
Other comprehensive (loss) income before tax	(72.0)	8.1	21.8	(42.1)
Deferred tax effect	(20.0)	2.3	(8.9)	(26.6)
Other comprehensive (loss) income, net of tax	(92.0)	10.4	12.9	(68.7)
Less: other comprehensive loss from continuing operations attributable to non-controlling interest	(0.4)	—	—	(0.4)
Less: other comprehensive loss from discontinued operations attributable to non-controlling interest	(0.5)	—	—	(0.5)
Other comprehensive (loss) income attributable to controlling interest	(91.1)	10.4	12.9	(67.8)
Balance as of September 30, 2022	$ (285.9)	$ 16.8	$ (34.0)	$ (303.1)

The following table presents reclassifications of the gain (loss) on the Consolidated Statements of Income from AOCI for the periods indicated:

	2022			2021			2020		
(in millions)	Defined Benefit Pension	Derivative Instruments	Total	Defined Benefit Pension	Derivative Instruments	Total	Defined Benefit Pension	Derivative Instruments	Total
Net Sales	$ —	$ 0.1	$ 0.1	$ —	$ 0.1	$ 0.1	$ —	$ (0.1)	$ (0.1)
Cost of goods sold	—	20.1	20.1	—	(9.3)	(9.3)	—	4.7	4.7
Other non-operating expense (income), net	(3.6)	—	(3.6)	(4.8)	—	(4.8)	(4.6)	—	(4.6)
Income from discontinued operations, net of tax	0.1	2.4	2.5	0.1	(0.1)	—	0.3	0.4	0.7

See *Note 14 - Derivatives* for further detail on the Company's hedging activity. See *Note 15 - Employee Benefit Plans* for further detail over the Company's defined benefit plans.

NOTE 20 - COMMITMENTS AND CONTINGENCIES

The Company is a defendant in various litigation matters generally arising out of the ordinary course of business. Based on information currently available, the Company does not believe that any additional matters or proceedings presently pending will have a material adverse effect on its results of operations, financial condition, liquidity or cash flows.

Shareholder Litigation. On July 12, 2019, an amended consolidated class action complaint filed earlier in 2018 was filed in the United States District Court for the Western District of Wisconsin (the “Court”) by the Public School Teachers’ Pension & Retirement Fund of Chicago and the Cambridge Retirement against Spectrum Brands’ Legacy, Inc. (“Spectrum Legacy”). The complaint alleges that the defendants violated the Securities Exchange Act of 1934. The amended complaint added HRG Group, Inc. (“HRG”), the predecessor to the Company, as a defendant and asserted additional claims against the Company on behalf of a purported class of HRG shareholders. The class period of the consolidated amended complaint is from January 26, 2017 to November 19, 2018, and the plaintiffs seek an unspecified amount of compensatory damages, interest, attorneys’ and expert fees and costs. During the year ended September 30, 2020, the Company reached a proposed settlement resulting in an insignificant loss, net of third-party insurance coverage and payment, pending final approval by the Court. In February 2021, the Court declined to approve the proposed settlement without prejudice because the Court determined that as a procedural matter the plaintiff’s counsel had not taken the appropriate actions to be appointed to represent the purported class of HRG shareholders. The court subsequently appointed separate counsel to represent the HRG shareholder class. In August 2021, the Company reached an agreement in principle to settle the claims of the Spectrum Legacy class, the cost of which has been defrayed by third-party insurance. In October 2021, the Company reached an agreement in principle to settle the claims of the HRG class, the cost of which also has been defrayed by third-party insurance. In March 2022, the court granted approval to both settlements.

Environmental. The Company has realized commitments attributable to environmental remediation activities primarily associated with former manufacturing sites of the Company's HPC segment. In coordination with local and federal regulatory agencies, we have conducted testing on certain sites which have resulted in the identification of contamination that has been attributed to historic activities at the properties, resulting in the realization of incremental costs to be assumed by the Company towards the remediation of these properties and the recognition of an environmental remediation liability. We have not conducted invasive testing at all sites and locations and have identified an environmental remediation liability to the extent such remediation requirements have been identified and are considered estimable. As of September 30, 2022, there was an environmental remediation liability of $8.8 million with $4.7 million included in Other Current Liabilities and $4.1 million included in Other Long-Term Liabilities on the Consolidated Statements of Financial Position. As of September 30, 2021, there was an environmental remediation liability of $11.3 million included in Other Long-Term Liabilities on the Consolidated Statement of Financial Position. The Company’s environmental remediation liabilities are measured at the expected value of future cash outflows discounted to their present value using a discount rate of 5%. Based on current estimates, the expected payments for environmental remediation for the next five years and thereafter at September 30, 2022 are as follows:

(in millions)	Amount
2023	$ 5.0
2024	2.6
2025	0.4
2026	0.3
2027	0.2
Thereafter	1.8
Total payments	10.3
Amount representing interest	(1.5)
Total environmental obligation	$ 8.8

The Company believes that any additional liability in excess of the amounts provided that may result from resolution of these matters, will not have a material adverse effect on the consolidated financial condition, results of operations or cash flows of the Company.

Product Liability. The Company may be named as a defendant in lawsuits involving product liability claims. The Company has recorded and maintains an estimated liability in the amount of management’s estimate for aggregate exposure for such liabilities based upon probable loss from loss reports, individual cases, and losses incurred but not reported. As of September 30, 2022, and 2021, the Company recognized $3.4 million and $3.0 million in product liability, respectively, included in Other Current Liabilities on the Consolidated Statement of Financial Position. The Company believes that any additional liability in excess of the amounts provided that may result from resolution of these matters will not have a material adverse effect on the consolidated financial condition, results of operations or cash flows of the Company.

Product Warranty. The Company recognizes an estimated liability for standard warranty on certain products when we recognize revenue on the sale of the warranted products. Estimated warranty costs incorporate replacement parts, products and delivery, and are recorded as a cost of goods sold at the time of product shipment based on historical and projected warranty claim rates, claims experience and any additional anticipated future costs on previously sold products. The Company recognized $0.4 million of warranty accruals as of September 30, 2022 and 2021, included in Other Current Liabilities on the Consolidated Statement of Financial Statement.

NOTE 20 - COMMITMENTS AND CONTINGENCIES

Product Safety Recall. During the fourth quarter of the year ended September 30, 2022, the HPC segment initiated two voluntary product recalls in collaboration with the U.S. Consumer Product Safety Commission ("CPSC"), suspending sales of the affected products and issuing a stop sale with its customers. The Company has assessed the incremental costs attributable to the recall, including the anticipated returns from customers for existing retail inventory, write-off of inventory on hand, and other costs to facilitate the recall such as notification, shipping and handling, rework and destruction of affected products, as needed, and evaluated the probability of redemption. As a result, the Company recognized $7.5 million in Other Current Liabilities on the Consolidated Statement of Financial Position associated with the costs for the recalls as of September 30, 2022. Additionally, the Company has indemnification provisions that are contractually provided by third-parties for the affected products and as a result the Company has also recognized $4.7 million in Other Receivables on the Consolidated Statement of Financial Position related to recovery from such indemnification provisions. For the year ended September 30, 2022, the Company realized incremental charges of $5.5 million, net of indemnifications, of which $0.5 million was recognized as a reduction in Net Sales for anticipated returns and $4.9 million and $0.1 million as Cost of Goods Sold and General and Administrative Expenses on the Consolidated Statements of Operations for associated costs.

Other. As of September 30, 2022, and 2021, the Company recognized legal reserves at our H&G division of approximately $2.0 million and $3.2 million, respectively, attributable to significant and unusual non-recurring claims with no previous history or precedent, included in Other Current Liabilities on the Consolidated Statement of Financial Position.

NOTE 21 - SEGMENT INFORMATION

The Company identifies its segments based upon the internal organization that is used by management for making operating decisions and assessing performance as the source of its reportable segments. The Company manages its continuing operations in three vertically integrated, product-focused reporting segments: (i) GPC, which consists of the Company's global pet care business; (ii) H&G, which consists of the Company's home and garden, insect control and cleaning products business and (iii) HPC, which consists of the Company's global small kitchen and personal care appliances businesses. Global strategic initiatives and financial objectives for each reportable segment are determined at the corporate level. Each segment is responsible for implementing defined strategic initiatives and achieving certain financial objectives and has a president responsible for the sales and marketing initiatives and financial results for product lines within the segment. The segments are supported through center-led corporate shared service operations consisting of finance and accounting, information technology, legal and human resource, supply chain and commercial operations.

Net sales relating to the segments for the years ended September 30, 2022, 2021 and 2020 are as follows:

(in millions)	2022	2021	2020
HPC	$ 1,370.1	$ 1,260.1	$ 1,107.6
GPC	1,175.3	1,129.9	962.6
H&G	587.1	608.1	551.9
Net sales	$ 3,132.5	$ 2,998.1	$ 2,622.1

The Chief Operating Decision Maker of the Company uses Adjusted EBITDA as the primary operating metric in evaluating the business and making operating decisions. EBITDA is calculated by excluding the Company's income tax expense, interest expense, depreciation expense and amortization expense (from intangible assets) from net income. Adjusted EBITDA further excludes:

- Stock based compensation costs consist of costs associated with long-term compensation arrangements that generally consist of non-cash stock based compensation. During the years ended September 30, 2021 and 2020, compensation costs included incentive bridge awards previously issued due to changes in the Company's LTIP that allowed for cash based payment upon employee election but do not quality for share based compensation, which were fully vested in November 2020. See *Note 18 - Share Based Compensation* for further details;
- Incremental amounts attributable to strategic transactions and business development initiatives including, but not limited to, the acquisition or divestitures of a business, costs to effect and facilitate a transaction, including such cost to integrate or separate the respective business. These amounts are excluded from our performance metrics as they are reflective of incremental investment by the Company towards business development activities, incremental costs attributable to such transactions and are not considered recurring or reflective of the continuing ongoing operations of the consolidated group or segments;
- Incremental amounts realized towards restructuring and optimization projects including, but not limited to, costs towards the development and implementation of strategies to optimize operations and improve efficiency, reduce costs, increase revenues, increase or maintain our current profit margins, including recognition of one-time exit or disposal costs. These amounts are excluded from our ongoing performance metrics as they are reflective of incremental investment by the Company towards significant initiatives controlled by management, incremental costs directly attributable to such initiatives, indirect impact or disruption to operating performance during implementation, and are not considered recurring or reflective of the continuing ongoing operations of the consolidated group or segments;
- Unallocated shared costs associated with discontinued operations from certain shared and center-led administrative functions supporting the Company's business units excluded from income from discontinued operations as they are not a direct cost of the discontinued business but a result of indirect allocations, including but not limited to, information technology, human resources, finance and accounting, supply chain, and commercial operations. Amounts attributable to unallocated shared costs would be mitigated through subsequent strategic or restructuring initiatives, TSAs, elimination of extraneous costs, or re-allocations or absorption of existing continuing operations following the completed sale of the discontinued operations. See *Note 3 - Divestitures* for further details;
- Non-cash purchase accounting adjustments recognized in earnings from continuing operations subsequent to an acquisition, including, but not limited to, the costs attributable to the step-up in inventory value and the incremental value in operating lease assets with below market rent, among others;
- Non-cash gain from the remeasurement of the contingent consideration liability recognized during the year ended September 30, 2022, associated with the Tristar Business acquisition. See *Note 4 - Acquisitions* for further details;
- Non-cash asset impairments or write-offs realized and recognized in earnings from continuing operations;

NOTE 21 - SEGMENT INFORMATION (continued)

- Gains attributable to the Company's investment in Energizer common stock. During the year ended September 30, 2021, the Company sold its remaining shares in Energizer common stock. See *Note 7 – Fair Value of Financial Instruments* for further details;
- Incremental reserves for non-recurring litigation or environmental remediation activity including the proposed settlement on outstanding litigation matters at our H&G division attributable to significant and unusual nonrecurring claims with no previous history or precedent recognized during the years ended September 30, 2022 and 2021. See *Note 20 – Commitments and Contingencies* for further detail;
- Early settlement on certain foreign currency cash flow hedges in our EMEA region prior to their stated maturity due to changes in the Company's legal entity organizational structure and forecasted purchasing strategy of HPC finished goods inventory within the region, resulting in the recognition of realized gains during the third quarter ended July 3, 2022, plus the proforma effect of assumed losses following the early settlement date for subsequent settlement periods through the original stated maturities. See *Note 14- Derivatives* for further details;
- Incremental costs recognized by the HPC segment attributable to the realization of product recalls initiated by the Company during the year ended September 30, 2022. See *Note 20 - Commitments and Contingencies* for further details;
- Gain on extinguishment of the Salus CLO debt due to the discharge of the obligation during the year ended September 30, 2020;
- Other adjustments primarily attributable to (1) costs associated with Salus as they are not considered a components of the continuing commercial products company (2) other key executive severance related costs; (3) asset write-off for exit of certain GPC brands within China during year ended September 30, 2022, and (4) write-off of cost based investment previously held by the GPC segment during the year ended September 30, 2022. (5) expenses and cost recovery for flood damage at the Company's facilities in Middleton, Wisconsin recognized during the years ended September 30, 2020 (6) foreign currency gains and losses attributable to multicurrency loans for the year ended September 30, 2020, that were entered into with foreign subsidiaries in exchange for the receipt of divestiture proceeds by the parent company and the distribution of the respective foreign subsidiaries' net assets as part of the GBL and GAC divestitures.

NOTE 21 - SEGMENT INFORMATION (continued)

Segment Adjusted EBITDA in relation to the Company's reportable segments for SBH for the years ended September 30, 2022, 2021, and 2020, is as follows:

SBH (in millions)	2022	2021	2020
HPC	$ 69.6	$ 102.6	$ 92.2
GPC	168.6	212.1	172.0
H&G	86.2	124.0	112.1
Total Segment Adjusted EBITDA	324.4	438.7	376.3
Corporate	41.3	46.9	52.4
Interest expense	99.4	116.5	93.7
Depreciation	49.0	51.9	59.3
Amortization	50.3	65.1	55.3
Share based compensation	10.2	29.4	36.1
Tristar acquisition and integration	24.3	0.1	—
Rejuvenate acquisition and integration	6.8	10.8	—
Armitage acquisition and integration	1.4	10.9	—
Omega production integration	4.6	1.3	—
HHI divestiture	6.3	9.6	—
HPC separation initiatives	19.1	14.2	—
Coevorden operations divestiture	8.8	11.6	5.5
Fiscal 2022 restructuring	9.8	—	—
Global ERP transformation	13.1	4.3	—
GPC distribution center transition	35.8	15.2	—
Global productivity improvement program	5.1	21.2	71.1
Russia closing initiative	1.9	—	—
HPC brand portfolio transitions	1.3	—	—
Other project costs	12.1	7.4	18.1
Unallocated shared costs	27.6	26.9	17.4
Non-cash purchase accounting adjustments	8.3	7.3	—
Gain from remeasurement of contingent consideration liability	(28.5)	—	—
Loss on sale of Coevorden operations	—	—	26.8
Write-off from impairment of intangible assets	—	—	24.2
(Gain) loss on Energizer investment	—	(6.9)	16.8
Legal and environmental	1.5	6.0	—
Salus CLO debt extinguishment	—	—	(76.2)
Early settlement of foreign currency cash flow hedges	(5.1)	—	—
HPC product recall	5.5	—	—
Salus and other	4.8	0.1	0.9
Loss from operations before income taxes	$ (90.3)	$ (11.1)	$ (25.1)

NOTE 21 - SEGMENT INFORMATION (continued)

Segment Adjusted EBITDA in relation to the Company's reportable segments for SB/RH for the years ended September 30, 2022, 2021, and 2020, is as follows:

SB/RH (in millions)	2022	2021	2020
HPC	$ 69.6	$ 102.6	$ 92.2
GPC	168.6	212.1	172.0
H&G	86.2	124.0	112.1
Total Segment Adjusted EBITDA	324.4	438.7	376.3
Corporate	39.9	44.9	47.5
Interest expense	99.8	116.8	93.2
Depreciation	49.0	51.9	59.3
Amortization	50.3	$ 65.1	55.3
Share and incentive based compensation	9.1	27.7	34.8
Tristar acquisition and integration	24.3	0.1	—
Rejuvenate acquisition and integration	6.8	10.8	—
Armitage acquisition and integration	1.4	10.9	—
Omega production integration	4.6	1.3	—
HHI divestiture	6.3	9.6	—
HPC separation initiatives	19.1	14.2	—
Coevorden operations divestiture	8.8	11.6	5.5
Fiscal 2022 restructuring	9.8	—	—
Global ERP transformation	13.1	4.3	—
GPC distribution center transition	35.8	15.2	—
Global productivity improvement program	5.1	21.2	71.1
Russia closing initiative	1.9	—	—
HPC brand portfolio transitions	1.3	—	—
Other project costs	12.1	7.4	18.1
Unallocated shared costs	27.6	26.9	17.4
Non-cash purchase adjustment	8.3	7.3	—
Gain from remeasurement of contingent consideration liability	(28.5)	—	—
Loss on sale of Coevorden operations	—	—	26.8
Write-off from impairment of intangible assets	—	—	24.2
(Gain) loss on Energizer investment	—	(6.9)	16.8
Legal and environmental	1.5	6.0	—
Gain on early settlement of cash flow hedges	(5.1)	—	—
HPC Product Recall	5.5	—	—
Other	4.5	0.1	0.2
Loss from operations before income taxes	$ (87.9)	$ (7.7)	$ (93.9)

Other financial information relating to the segments of SBH and SB/RH are as follows for the years ended September 30, 2022, 2021 and 2020 and as of September 30, 2022 and 2021:

Depreciation and amortization (in millions)	2022	2021	2020
HPC	$ 28.7	$ 44.0	$ 35.2
GPC	37.4	39.2	44.4
H&G	18.6	19.2	20.4
Total segments	84.7	102.4	100.0
Corporate and shared operations	14.6	14.6	14.6
Total depreciation and amortization	$ 99.3	$ 117.0	$ 114.6

Capital expenditures (in millions)	2022	2021	2020
HPC	$ 11.6	$ 9.3	$ 10.7
GPC	17.7	18.6	14.5
H&G	8.2	3.6	3.5
Total segment capital expenditures	37.5	31.5	28.7
Corporate and shared operations	26.5	12.1	15.4
Total capital expenditures	$ 64.0	$ 43.6	$ 44.1

NOTE 21 - SEGMENT INFORMATION (continued)

	SBH		SB/RH	
Segment total assets (in millions)	**2022**	**2021**	**2022**	**2021**
HPC	$ 1,231.0	$ 879.4	$ 1,231.0	$ 879.4
GPC	1,461.8	1,456.9	1,461.8	1,456.9
H&G	846.5	853.1	846.5	853.1
Total segment assets	3,539.3	3,189.4	3,539.3	3,189.4
Corporate and shared operations	419.6	341.0	505.1	418.3
Total assets	$ 3,958.9	$ 3,530.4	$ 4,044.4	$ 3,607.7

Net sales SBH and SB/RH for the years ended September 30, 2022, 2021 and 2020 and long-lived asset information as of September 30, 2022 and 2021 by geographic area are as follows:

Net sales to external parties - Geographic Disclosure (in millions)	2022	2021	2020
United States	$ 1,901.6	$ 1,750.8	$ 1,627.4
Europe/MEA	820.0	877.8	683.9
Latin America	243.3	193.4	147.9
Asia-Pacific	108.5	112.0	101.8
North America - Other	59.1	64.1	61.1
Net sales	$ 3,132.5	$ 2,998.1	$ 2,622.1

Long-lived assets - Geographic Disclosure (in millions)	2022	2021
United States	$ 279.7	$ 234.3
Europe/MEA	52.8	64.4
Latin America	3.2	3.8
Asia-Pacific	10.6	14.2
Total long-lived assets	$ 346.3	$ 316.7

NOTE 22 - EARNINGS PER SHARE – SBH

Basic earnings per share is computed by dividing net income attributable to controlling interest by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the dilution that would occur if share-based awards were converted into common shares that then shared in the net income of the entity available to common shareholders, as long as their effect is not antidilutive. In computing diluted earnings per share, basic earnings per share is adjusted for the assumed issuance of potentially diluted share-based awards. The Company uses the treasury stock method to reflect dilution of restricted stock units. Performance based restricted stock units are excluded if the performance targets upon which the issuance of the shares is contingent have not been achieved and the respective performance period has not been completed as of the end of the current period. The reconciliation of the numerator and denominator of the basic and diluted earnings per share calculation and the anti-dilutive shares for the years ended September 30, 2022, 2021 and 2020, are as follows:

(in millions, except per share amounts)	2022	2021	2020
Numerator			
Net (loss) income from continuing operations attributable to controlling interest	$ (77.2)	$ 15.1	$ (52.7)
Income from discontinued operations attributable to controlling interest	148.8	174.5	150.5
Net income attributable to controlling interest	$ 71.6	$ 189.6	$ 97.8
Denominator			
Weighted average shares outstanding - basic	40.9	42.7	44.7
Dilutive shares	—	0.5	—
Weighted average shares outstanding - diluted	40.9	43.2	44.7
Earnings per share			
Basic earnings per share from continuing operations	$ (1.89)	$ 0.35	$ (1.18)
Basic earnings per share from discontinued operations	3.64	4.09	3.37
Basic earnings per share	$ 1.75	$ 4.44	$ 2.19
Diluted earnings per share from continuing operations	$ (1.89)	$ 0.35	$ (1.18)
Diluted earnings per share from discontinued operations	3.64	4.04	3.37
Diluted earnings per share	$ 1.75	$ 4.39	$ 2.19
Weighted average number of anti-dilutive shares excluded from denominator	0.2	—	0.2

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SPECTRUM BRANDS HOLDINGS, INC.

By: /s/ David M. Maura

David M. Maura

Chief Executive Officer and Chairman of the Board

DATE: November 22, 2022

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated and on the above-stated date.

Signature	Title
/s/ David M. Maura **David M. Maura**	Chief Executive Officer and Chairman of the Board *(Principal Executive Officer)*
/s/ Jeremy W. Smeltser **Jeremy W. Smeltser**	Executive Vice President, Chief Financial Officer *(Principal Financial Officer and Principal Accounting Officer)*
/s/ Leslie L. Campbell **Leslie L. Campbell**	Director
/s/ Joan Chow **Joan Chow**	Director
/s/ Sherianne James **Sherianne James**	Director
/s/ Gautam Patel **Gautam Patel**	Director
/s/ Terry L. Polistina **Terry L. Polistina**	Director
/s/ Hugh R. Rovit **Hugh R. Rovit**	Director

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SB/RH HOLDINGS, LLC
By: Spectrum Brands Holdings, Inc., its Sole Member

By: /s/ David M. Maura

David M. Maura

Chief Executive Officer and Director

DATE: November 22, 2022

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Sole Member of the registrant and in the capacities indicated and on the above-stated date.

Signature	Title
/s/ David M. Maura **David M. Maura**	Chief Executive Officer and Chairman of the Board *(Principal Executive Officer)*
/s/ Jeremy W. Smeltser **Jeremy W. Smeltser**	Executive Vice President, Chief Financial Officer *(Principal Financial Officer and Principal Accounting Officer)*
/s/ Leslie L. Campbell **Leslie L. Campbell**	Director
/s/ Joan Chow **Joan Chow**	Director
/s/ Sherianne James **Sherianne James**	Director
/s/ Gautam Patel **Gautam Patel**	Director
/s/ Terry L. Polistina **Terry L. Polistina**	Director
/s/ Hugh R. Rovit **Hugh R. Rovit**	Director

EXHIBIT INDEX

Exhibit 2.1	Agreement and Plan of Merger, dated as of February 24, 2018, by and among Spectrum Brands Legacy, Inc. (f.k.a. Spectrum Brands Holdings, Inc.), Spectrum Brands Holdings, Inc. (f.k.a. HRG Group, Inc.), HRG SPV Sub I, Inc. and HRG SPV Sub II, LLC (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by Spectrum Brands Holdings, Inc. (f.k.a. HRG Group, Inc.) on February 26, 2018 (File No. 001-4219)) (Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish supplementally to the SEC a copy of any omitted schedule upon request).
Exhibit 2.2	Amendment No. 1 to Agreement and Plan of Merger, dated as of June 8, 2018, by and among Spectrum Brands Holdings, Inc., HRG Group, Inc., HRG SPV Sub I, Inc. and HRG SPV Sub II, LLC (incorporated herein by reference to Exhibit 2.2 to the Current Report on Form 8-K filed with the SEC by Spectrum Brands Holdings, Inc. (f.k.a. HRG Group, Inc.) on July 13, 2018 (File No. 001-4219)).
Exhibit 2.3	Acquisition Agreement, dated as of November 15, 2018, by and among Spectrum Brands Holdings, Inc. and Energizer Holdings, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by Spectrum Brands Holdings, Inc. on November 19, 2018 (File No. 001-4219)) (Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish supplementally to the SEC a copy of any omitted schedule upon request).
Exhibit 2.4	Amended and Restated Acquisition Agreement, dated as of November 15, 2018, by and between Energizer Holdings, Inc. and Spectrum Brands Holdings, Inc. (incorporated herein by reference to Exhibit 2.2 to the Current Report on Form 8-K filed with the SEC by Spectrum Brands Holdings, Inc on November 19, 2018 (File No. 001-4219) (Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish supplementally to the SEC a copy of any omitted schedule upon request).
Exhibit 2.5	Asset and Stock Purchase Agreement, dated as of September 8, 2021, by and between Spectrum Brands, Inc. and ASSA ABLOY AB (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by Spectrum Brands Holdings, Inc. on September 8, 2021 (File No. 001-4219) (Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish supplementally to the SEC a copy of any omitted schedule upon request).
Exhibit 2.6	Amendment No. 1 to Asset and Stock Purchase Agreement dated as of July 14, 2022, by and between Spectrum Brands, Inc. and ASSA ABLOY AB (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by Spectrum Brands Holdings, Inc. on July 14, 2022 (File No. 001-4219) (Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish supplementally to the SEC a copy of any omitted schedule upon request).
Exhibit 3.1	Amended and Restated Certificate of Incorporation of Spectrum Brands Holdings, Inc. (f.k.a. HRG Group, Inc.) (incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the SEC by Spectrum Brands Holdings, Inc. (f.k.a HRG Group, Inc.) on July 13, 2018 (File No. 001-4219).
Exhibit 3.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporate of the Registrant, filed with the Secretary of State of the State of Delaware on August 3, 2021 (incorporated here in by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the SEC by Spectrum Brands Holdings, Inc. on August 3, 2021 (File No. 001-4219)).
Exhibit 3.3	Third Restated By-Laws of Spectrum Brands Holdings, Inc. (incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the SEC by Spectrum Brands Holdings, Inc. on May 17, 2019 (File No. 001-04219)).
Exhibit 3.4	Certificate of Formation of SB/RH Holdings, LLC (incorporated herein by reference to Exhibit 3.29 to the Registration Statement on Form S-4 filed with the SEC by Spectrum Brands, Inc. on December 3, 2013 (File No. 333-192634)).
Exhibit 3.5	Operating Agreement of SB/RH Holdings, LLC (incorporated herein by reference to Exhibit 3.30 to the Registration Statement on Form S-4 filed with the SEC by Spectrum Brands, Inc. on December 3, 2013 (File No. 333-192634)).
Exhibit 3.6	Certificate of Designation of Series B Preferred Stock of Spectrum Brands Holdings, Inc. (f.k.a. HRG Group, Inc.), as filed with the Secretary of State of Delaware on February 26, 2018. (incorporated herein by reference to Exhibit 3.3 to the Current Report on Form 8-K filed with the SEC by Spectrum Brands Holdings, Inc. (f.k.a. HRG Group, Inc.) on July 13, 2018 (File No. 001-4219)).
Exhibit 4.1	Indenture governing Spectrum Brands, Inc.'s 6.125% Senior Notes due 2024, dated as of December 4, 2014, among Spectrum Brands, Inc., the guarantors named therein and US Bank National Association, as trustee (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC by Spectrum Brands Legacy, Inc. (f.k.a. Spectrum Brands Holdings, Inc.) on December 8, 2014 (File No. 001-34757)).
Exhibit 4.2	Indenture governing Spectrum Brands, Inc.'s 5.750% Senior Notes due 2025, dated as of May 20, 2015, among Spectrum Brands, Inc., the guarantors named therein and US Bank National Association, as trustee (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC by Spectrum Brands Legacy, Inc. (f.k.a. Spectrum Brands Holdings, Inc.) on May 20, 2015 (File No. 001-34757)).
Exhibit 4.3	Indenture governing Spectrum Brands, Inc.'s 4.000% Senior Notes due 2026, dated as of September 20, 2016, among Spectrum Brands, Inc., the guarantors named therein, U.S. Bank National Association, as trustee, Elavon Financial Services DAC, UK Branch, as paying agent and Elavon Financial Services DAC, as registrar and transfer agent (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC by Spectrum Brands Legacy, Inc. (f.k.a. Spectrum Brands Holdings, Inc.) on December 8, 2014 (File No. 001-34757)).
Exhibit 4.4	Indenture governing Spectrum Brands, Inc.'s 5.00% Senior Notes due 2029, dated as of September 24, 2019, among Spectrum Brands, Inc., the guarantors named therein and US Bank National Association, as trustee (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC by Spectrum Brands Holdings, Inc. (f.k.a. HRG Group, Inc.) on September 24, 2019 (File No. 001-4219)).
Exhibit 4.5	Indenture governing Spectrum Brands, Inc.'s 5.50% Senior Notes due 2030, dated as of June 30, 2020, among Spectrum Brands, Inc., the guarantors named therein and US Bank National Association, as trustee (filed by incorporation by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC by Spectrum Brands Holdings, Inc. (f.k.a. HRG Group, Inc.) on June 30, 2020 (File No. 001-4219)).
Exhibit 4.6	Indenture governing the 3.875% Senior Notes due 2031, dated as of March 3, 2021, among Spectrum Brands, Inc., the guarantors party thereto and US Bank National Association, as trustee (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC by Spectrum Brands Holdings, Inc. on March 3, 2021 (File No. 001-4219).
Exhibit 4.7	Rights Agreement, dated as of February 24, 2018, between Spectrum Brands Holdings, Inc. (f.k.a. HRG Group, Inc.) and American Stock Transfer & Trust Company, LLC, as Rights Agent, which includes the Form of Certificate of Designation of Series B Preferred Stock of Spectrum Brands Holdings, Inc. (f.k.a. HRG Group, Inc.) as Exhibit A, the Form of Right Certificate as Exhibit B and the Summary of Terms of the Rights Agreement as Exhibit C (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC by Spectrum Brands Holdings, Inc. (f.k.a. HRG Group, Inc.) on February 26, 2018 (File No. 001-4219)).
Exhibit 4.8	Description of Capital Stock of Spectrum Brands, Holdings, Inc. (incorporated herein by reference to Exhibit 4.8 to Amendment No. 1 to the Annual Report on Form 10-K/A filed with the SEC by Spectrum Brands Holdings, Inc. (f.k.a. HRG Group, Inc.) on January 28, 2020 (File No. 001-4219)).
Exhibit 10.1	Amended and Restated Credit Agreement, dated as of June 30, 2020 among the Company, SB/RH Holdings, the guarantors party thereto, the lenders party thereto from time to time, and Royal Bank of Canada, as the administrative agent (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by Spectrum Brands Holdings, Inc. on June 30, 2020 (File No. 001-4219)).

Exhibit 10.2	First Amendment to Amended and Restated Credit Agreement, dated as of March 3, 2021 (to the Amended and Restated Credit Agreement dated as of June 30, 2020), by and among the Company, SB/RH Holdings, Royal Bank of Canada, as the administrative agent and the lenders party thereto (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by Spectrum Brands).
Exhibit 10.3	Second Amendment to Amended and Restated Credit Agreement, dated as of December 10, 2021 (to the Amended and Restated Credit Agreement dated as of June 30, 2020) by and among the Company, SB/RH Holdings, the guarantors party thereto, the lenders party thereto from time to time, and Royal Bank of Canada, as the administrative agent. (incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed with the SEC by Spectrum Brands on February 4, 2022 (File No. 001-4219)).
Exhibit 10.4	Third Amendment to Amended and Restated Credit Agreement, dated as of February 3, 2022 (to the Amended and Restated Credit Agreement dated as of June 30, 2020), by and among the Company, SB/RH Holdings, Royal Bank of Canada, as the administrative agent, the guarantors party thereto and the lenders party thereto (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by Spectrum Brands on February 18, 2022 (File No. 001-4219)).
Exhibit 10.5	Fourth Amendment to Amended and Restated Credit Agreement, dated as of November 17, 2022 (to the Amended and Restated Credit Agreement dated as of June 30, 2020), by and among the Company, SB/RH Holdings, Royal Bank of Canada, as the administrative agent, the guarantors party thereto and the lenders party thereto (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by Spectrum Brands on November 18, 2022 (File No. 001-4219)).
Exhibit 10.6	Security Agreement, dated as of June 23, 2015, by and among Spectrum Brands, Inc., SB/RH Holdings, LLC, the subsidiary guarantors party thereto from time to time and Deutsche Bank AG New York Branch, as collateral agent (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC by Spectrum Brands Legacy, Inc. (f.k.a. Spectrum Brands Holdings, Inc.) on June 23, 2015 (File No. 001-34757)).
Exhibit 10.7	Loan Guaranty, dated as of June 23, 2015, by and among SB/RH Holdings, LLC, the subsidiary guarantors party thereto from time to time and Deutsche Bank AG New York Branch, as administrative agent and collateral agent (incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the SEC by Spectrum Brands Legacy, Inc. (f.k.a. Spectrum Brands Holdings, Inc.) on June 23, 2015 (File No. 001-34757)).
Exhibit 10.8+	Amended & Restated Spectrum Brands Holdings, Inc. 2011 Omnibus Equity Award Plan (incorporated herein by reference to Exhibit 4.8 to the Registration Statement filed on Form S-8 with the SEC by Spectrum Brands Legacy, Inc. (f.k.a. Spectrum Brands Holdings, Inc.) on February 1, 2017 (File No. 333-215850)).
Exhibit 10.9+	Form of Restricted Stock Unit Agreement under the Amended & Restated Spectrum Brands Holdings, Inc. 2011 Omnibus Equity Award Plan (incorporated herein by reference to Exhibit 4.9 to the Registration Statement filed on Form S-8 with the SEC by Spectrum Brands Legacy, Inc. (f.k.a. Spectrum Brands Holdings, Inc.) on February 1, 2017 (File No. 333-215850)).
Exhibit 10.10+	Form of Performance Compensation Award Agreement under the Amended & Restated Spectrum Brands Holdings, Inc. 2011 Omnibus Equity Award Plan (incorporated herein by reference to Exhibit 4.10 to the Registration Statement filed on Form S-8 filed with the SEC by Spectrum Brands Legacy, Inc. (f.k.a. Spectrum Brands Holdings, Inc.) on February 1, 2017 (File No. 333-215850)).
Exhibit 10.11+	Spectrum Brands Holdings, Inc. 2020 Omnibus Equity Plan (incorporated herein by reference to Exhibit 4.1 to the Registration Statement on Form S-8 filed with the SEC by Spectrum Brands Holdings, Inc.) on August 7, 2020 (File No. 333- 242343).
Exhibit 10.12+	Amended and Restated Employment Agreement dated April 25, 2018, by and between Spectrum Brands, Inc., Spectrum Brands Holdings, Inc. and David M. Maura (filed by incorporation by reference to Exhibit 10.1 to a Current Report on Form 8-K filed with the SEC by Spectrum Brands Legacy, Inc. (f.k.a. Spectrum Brands Holdings, Inc.) on May 1, 2018 (File No. 001-34757)).
Exhibit 10.13+	Employment Agreement, dated as of September 13, 2018, by and among Ehsan Zargar, Spectrum Brands Holdings, Inc. (f.k.a. HRG Group, Inc.) and Spectrum Brands, Inc. (incorporated herein by reference to Exhibit 10.41 to the Annual Report on Form 10-K filed with the SEC by Spectrum Brands Holdings, Inc. (f.k.a. HRG Group, Inc.) on November 23, 2018 (File NO. 001-4219)).
Exhibit 10.14+	Form of Agreement with David Maura and Ehsan Zargar Regarding Certain Provisions of Such Executive's Respective Prior Separation Agreements with HRG Group, Inc. (incorporated herein by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed with the SEC by Spectrum Brands Holdings, Inc. (f.k.a. HRG Group, Inc.) on February 7, 2019 (File No. 001-4219)).
Exhibit 10.15+	Employment Agreement, dated as of September 9, 2019, by and between Spectrum Brands Holdings, Inc. and Jeremy W. Smeltser. (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC by Spectrum Brands Holdings, Inc. (f.k.a. HRG Group, Inc.) on September 9, 2019 (File No. 001-4219)).
Exhibit 10.16+	Employment Agreement, dated as of September 9, 2019, by and between Spectrum Brands Holdings, Inc. and Randal D. Lewis. (incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the SEC by Spectrum Brands Holdings, Inc. (f.k.a. HRG Group, Inc.) on September 9, 2019 (File No. 001-4219)).
Exhibit 10.16+*	Separation Agreement, dated as of August 30, 2022, by and between Spectrum Brands Holdings, Inc. and Randal D. Lewis.
Exhibit 10.17+	Letter Agreement, dated as of September 9, 2019, by and between Spectrum Brands Holdings, Inc. and Rebeckah Long. (incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K filed with the SEC by Spectrum Brands Holdings, Inc. (f.k.a. HRG Group,Inc.) on September 9, 2019 (File No. 001-4219)).
Exhibit 10.18+	Severance Agreement, dated as of September 9, 2019, by and between Spectrum Brands Holdings, Inc. and Rebeckah Long. (incorporated herein by reference to Exhibit 10.5 to the Current Report on Form 8-K filed with the SEC by Spectrum Brands Holdings, Inc. (f.k.a. HRG Group, Inc.) on September 9, 2019 (File No. 001-4219)).
Exhibit 10.18+*	Separation Agreement, dated as of August 30, 2022, by and between Spectrum Brands Holdings, Inc. and Rebeckah Long.
Exhibit 10.20+	Form of Restricted Stock Unit Award Agreement effective as of December 22, 2020 (incorporated herein by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q filed with the SEC by Spectrum Brands Holdings, Inc. on May 7, 2021 (File No. 001-4219)).
Exhibit 10.21+	Form of Performance Based Restricted Stock Unit Agreement effective as of December 22, 2020 (incorporated herein by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q filed with the SEC by Spectrum Brands Holdings, Inc. on May 7, 2021 (File No. 001-4219)).
Exhibit 10.22+	Form of Service Based Restricted Stock Unit Agreement effective as of December 22, 2020 (incorporated herein by reference to Exhibit 10.6 to the Quarterly Report on Form 10-Q filed with the SEC by Spectrum Brands Holdings, Inc. on May 7, 2021 (File No. 001-4219)).
Exhibit 21.1***	Subsidiaries of Registrant
Exhibit 21.2*	List of Guarantor Subsidiaries
Exhibit 23.1*	Consent of Independent Registered Public Accounting Firm
Exhibit 31.1*	Certification of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities and Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. Spectrum Brands Holdings, Inc.
Exhibit 31.2*	Certification of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities and Exchange Act of 1934, as adopted pursuant to Section 302 the Sarbanes-Oxley Act of 2002. Spectrum Brands Holdings, Inc.

Exhibit 31.3*	Certification of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities and Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. SB/RH Holdings, LLC
Exhibit 31.4*	Certification of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities and Exchange Act of 1934, as adopted pursuant to Section 302 the Sarbanes-Oxley Act of 2002. SB/RH Holdings, LLC
Exhibit 32.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. Spectrum Brands Holdings, Inc.
Exhibit 32.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. Spectrum Brands Holdings, Inc.
Exhibit 32.3*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. SB/RH Holdings, LLC
Exhibit 32.4*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. SB/RH Holdings, LLC

* Filed herewith

** In accordance with Regulation S-T, the XBRL-related information in Exhibit 101 to this Annual Report on Form 10-K shall be deemed to be furnished and not filed.

*** Filed herewith, with respect to Spectrum Brands Holdings, Inc. SB/RH Holdings, LLC meets the conditions set forth in General Instruction I(1)(a) and (b) of Form 10-K and has therefore omitted the list of subsidiaries exhibit otherwise required by Item 601 of Regulation S-K as allowed under General Instruction I(2)(b).

\+ Denotes a management contract or compensatory plan or arrangement.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K/A
Amendment No. 1

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended September 30, 2022

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________ to __________

Spectrum Brands

Commission File No.	Name of Registrant, State of Incorporation, Address of Principal Offices and Telephone No.	IRS Employer Identification No.
1-4219	Spectrum Brands Holdings, Inc. (a Delaware corporation) 3001 Deming Way, Middleton, WI 53562 (608) 275-3340 www.spectrumbrands.com	74-1339132
333-192634-03	SB/RH Holdings, LLC (a Delaware limited liability company) 3001 Deming Way, Middleton, WI 53562 (608) 275-3340	27-2812840

Securities registered pursuant to Section 12(b) of the Act:

Registrant	Title of each class	Name of each exchange on which registered
Spectrum Brands Holdings, Inc.	Common Stock, Par Value $0.01	New York Stock Exchange
SB/RH Holdings, LLC	None	None

Securities registered pursuant to Section 12(g) of the Act: None

---

Indicate by check mark if the registrants are well-known seasoned issuers, as defined in Rule 405 of the Securities Act.

Spectrum Brands Holdings, Inc.	Yes ☒	No ☐
SB/RH Holdings, LLC	Yes ☐	No ☒

Indicate by check mark if the registrants are not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Spectrum Brands Holdings, Inc.	Yes ☐	No ☒
SB/RH Holdings, LLC	Yes ☐	No ☒

Indicate by check mark whether the registrants (1) have filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Spectrum Brands Holdings, Inc.	Yes ☒	No ☐
SB/RH Holdings, LLC	Yes ☒	No ☐

Indicate by check mark whether the registrants have submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Spectrum Brands Holdings, Inc.	Yes ☒	No ☐
SB/RH Holdings, LLC	Yes ☒	No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company in Rule 12b-2 of the Exchange Act.:

Registrant	**Large Accelerated Filer**	**Accelerated Filer**	**Non-accelerated Filer**	**Smaller Reporting Company**	**Emerging Growth Company**
Spectrum Brands Holdings, Inc.	X				
SB/RH Holdings, LLC			X		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Spectrum Brands Holdings, Inc.	☐
SB/RH Holdings, LLC	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Spectrum Brands Holdings, Inc.	Yes ☐	No ☒
SB/RH Holdings, LLC	Yes ☐	No ☒

The aggregate market value of the voting stock held by non-affiliates of Spectrum Brands Holdings, Inc. was approximately $3,592 million based upon the closing price on the last business day of the registrant’s most recently completed second fiscal quarter (April 4, 2021). For the sole purposes of making this calculation, term “non-affiliate” has been interpreted to exclude directors and executive officers and other affiliates of the registrant. Exclusion of shares held by any person should not be construed as a conclusion by the registrant or an admission by any such person or that such person is an “affiliate” of the Company, as defined by applicable securities law.

As of January 1, 2023, there were outstanding 41,000,607 shares of Spectrum Brands Holdings, Inc.’s common stock, par value $0.01 per share.

Auditor Name: KPMG, LLP	**Auditor Location:** Milwaukee, Wisconsin	**Auditor Firm ID:** 185

SB/RH Holdings, LLC meets the conditions set forth in General Instruction I(1)(a) and (b) of Form 10-K and has therefore omitted the information otherwise called for by Items 10 to 13 of Form 10-K as allowed under General Instruction I(2)(c).

DOCUMENTS INCORPORATED BY REFERENCE

None.

EXPLANATORY NOTE

Spectrum Brands Holdings, Inc. and SB/RH Holdings, LLC are filing this Amendment No. 1 (this "Form 10-K/A") to their Annual Report on Form 10-K for the fiscal year ended September 30, 2022 ("Fiscal 2022") that was filed with the Securities and Exchange Commission ("SEC") on November 22, 2022 (the "Original Form 10-K") for the sole purpose of including certain of the information required by Part III of Form 10-K. As required by Rule 12b-15, in connection with this Form 10-K/A, the Company's Principal Executive Officer and Principal Financial Officer are providing Rule 13a-14(a) certifications included herein.

Except as explicitly set forth herein, this Form 10-K/A does not purport to modify or update the disclosures in, or exhibits to, the Original Form 10-K or to update the Original Form 10-K to reflect events occurring after the date of such filing.

TABLE OF CONTENTS

		Page
EXPLANATORY NOTE		2
PART III		4
ITEM 10.	DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE	4
ITEM 11.	EXECUTIVE COMPENSATION	23
ITEM 12.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS	51
ITEM 13.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	53
PART IV		54
ITEM 15.	EXHIBITS, FINANCIAL STATEMENTS AND SCHEDULES	54
EXHIBIT INDEX		54
SIGNATURES		57

PART III

Except as otherwise specified, all references herein to the "Company," "Spectrum Brands," "we," "us" or "our" refer to Spectrum Brands Holdings, Inc. and "Fiscal" refers to the fiscal year ended September 30 of each applicable year.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Our Board of Directors

In accordance with our Third Restated By-Laws (our "By-Laws") and our Amended and Restated Certificate of Incorporation (our "Charter"), our Board currently consists of seven members that are currently divided into three classes (designated as Class I, Class II and Class III, respectively). At our 2021 annual stockholders' meeting in August of 2021, our stockholders approved an amendment to our Charter to declassify our Board. We expect to complete the declassification process at our 2024 annual stockholders meeting. Pursuant to such charter amendment (i) our Class I directors stood for election at 2022 annual meeting and will stand for election for one-year terms thereafter, (ii) our current Class II directors would stand for election at our 2023 annual meeting and would stand for election for one-year terms thereafter, (iii) our current Class III directors would stand for election at our 2024 annual meeting and would stand for election for one-year terms thereafter and (iv) beginning in 2024, all directors would stand for election for one-year terms at the 2024 annual meeting.

Our Nominating and Corporate Governance Committee ("NCG Committee") considers and chooses nominees for our Board with the primary goal of presenting a diverse and well-qualified slate of candidates who will serve the interests of our Company and our shareholders, taking into account the attributes of each candidate's professional skillset and credentials, as well as gender, age, ethnicity and personal background. In evaluating nominees, our NCG Committee reviews each candidate's background and assesses each candidate's independence, skills, experience and expertise based upon a number of factors. We seek directors with the highest professional and personal ethics, integrity and character who have experience at the governance and policy-making level in their respective fields. Our NCG Committee reviews the professional background of each candidate to determine whether each candidate has the appropriate experience and ability to effectively make important decisions as a member on our Board. Our NCG Committee also determines whether a candidate's skills and experience complement and enhance the collective skills and experience of our existing Board members.

Director Skills and Experiences

Our directors collectively represent a robust and diverse set of skills and experience, which we believe positions our Board and its committees well to effectively oversee the execution of our business strategy and to advance the interests of the Company and its stakeholders. The following table summarizes some of the key categories of skills and experience of our current directors:

Skills & Experience	# of Directors
Accounting/Auditing	■■■■■■□
Business Operations	■■■■■■■
Consumer Products	■■■■■■□
Corporate Governance	■■■■■■□
Corporate Strategy & Business Development	■■■■■■■
Ethics/Corporate Social Responsibility	■■■■■■■
Executive Leadership & Management	■■■■■■□
Finance/Capital Management & Allocation	■■■■■□□
Human Resources & Compensation	■■■■■□□
International Business Experience	■■■■■■■
Marketing/Sales or Brand Management	■■■■■□□
Mergers & Acquisitions	■■■■■■■
Public Company Board Experience	■■■■■■■
Public Company Executive Experience	■■■■■□□

We are committed to ensuring that female and minority candidates are among the pool of individuals from which new Board nominees are selected. We have steadily advanced this objective by appointing to our Board a number of candidates, all of whom are from a diverse background. As of the date of this report, we are proud to have the benefit of a skilled and multifaceted Board, the majority of which is composed of female and diverse background members.

Director Diversity as Group


Our Entire Board

Our Independent Directors


57%
diverse
Board


67%
diverse
independent
directors

Director Diversity by Individual

Name	Gender	Asian / South Asian	Black / African American	White / Caucasian
Sherianne James	F		✓	
Leslie L. Campbell	M		✓	
Joan Chow	F	✓		
Hugh R. Rovit	M			✓
Gautam Patel	M	✓		
David M. Maura	M			✓
Terry L. Polistina	M			✓

Board & Committee Composition

The names of our seven current directors and their respective classes, ages, Board tenures and committee memberships are each set forth in the following table:

Name	Class[1]	Age	Tenure[2]	Committee Membership[3]		
				A	C	NCG
Sherianne James *Independent Director*	I	54	2018		○	●
Leslie L. Campbell *Independent Director*	I	62	2021	○		
Joan Chow *Independent Director*	I	62	2021	○		
Hugh R. Rovit *Independent Director*	II	62	2018	○		○
Gautam Patel *Independent Director*	II	50	2020	●	○	
David M. Maura *Executive Chairman*	III	50	2018			
Terry L. Polistina *Lead Independent Director*	III	59	2018		●	○

1) The term of our Class I and Class II directors expires at our 2023 annual stockholders meeting. The term of our Class III directors expires at our 2024 annual stockholders meeting; thereafter, the term of all our director will expire annually.

2) Tenure represents service on the Board of the Company following the merger on July 13, 2018 of HRG Group, Inc. (now known as Spectrum Brands Holdings, Inc.) with its majority owned subsidiary, Spectrum Brands Legacy, Inc. (formerly known as Spectrum Brands Holdings, Inc.) ("SPB Legacy").
3) Committee membership: A = Audit Committee, C = Compensation Committee, NCG = NCG Committee; • indicates committee Chair, ◦ indicates committee member.

Director Biographies

Set forth below are biographies for each of our directors, accompanied by descriptions of some of their key skills and experiences. The absence of any given category of key skills or experiences from the list preceding a director's biography does not necessarily signify a lack of qualification in any such category.

Class I Directors

Sherianne James

Independent Director since: October 2018

Age: 54

Race/Ethnicity: African American

Gender: Female

Assignments/Committees:

- NCG Committee (Chair)
- Compensation Committee

Key Skills/Experience:

- Business Operations
- Consumer Products
- Corporate Governance
- Corporate Strategy & Business Development
- Ethics/Corporate Social Responsibility
- Executive Leadership & Management
- International Business Experience
- Marketing/Sales or Brand Management
- Mergers & Acquisitions
- Public Company Executive Experience
- Public Company Board Experience

Class I Director

Sherianne James was appointed to our Board in October 2018. Ms. James has served as Chief Marketing Officer of Essilor of America since August 2017 and SVP of Customer Engagement since March 2020, and previously was Vice President, Consumer Marketing for the company since July 2016. From February 2011 to July 2016, she held positions of increasing responsibility in marketing and operations for Transitions Optical, a division of Essilor of America, culminating in her role as Vice President of Transitions Optical from April 2014 to July 2016.

From July 2005 through December 2010, Ms. James was Senior Marketing Manager for Russell Hobbs/Applica. She previously held a number of key project manager, research manager and brand manager positions with Kraft Foods, Inc. and, later, Kraft/Nabisco Foods from June 1995 to June 2005. Ms. James earned a B.S. degree in chemical engineering from the University of Florida in 1994 and an MBA from Northwestern University's Kellogg Graduate School of Management in 2002.
Ms. James currently serves as Chair of our NCG Committee and is a member of our Compensation Committee.

Leslie L. Campbell

Independent Director since: April 2021

Age: 62

Race/Ethnicity: African American

Gender: Male

Assignments/Committees:

- Audit Committee

Key Skills/Experience:

- Accounting/Auditing
- Business Operations
- Consumer Products
- Corporate Strategy & Business Development
- Ethics/Corporate Social Responsibility
- Executive Leadership & Management
- Finance/Capital Management & Allocation
- International Business Experience
- Marketing/Sales or Brand Management
- Mergers & Acquisitions
- Public Company Board Experience
- Technology/Cyber-Security

Class I Director

Leslie L. Campbell was appointed to our Board in April 2021. Since 2015, Mr. Campbell has been the owner and Chief Executive Officer of Campbell & Associates LLC, a product development and engineering company. From 2013 to 2015, he served as Executive Vice President at AAMP Global, a vehicle technology company where he was responsible for engineering, research and development, new product development and operations. From 2002 to 2013, Mr. Campbell served in various senior roles of increasing responsibility in the engineering department for Applica Consumer Products, including serving the last six years of his tenure as Vice President of Engineering Quality and Regulatory where he was responsible for the design and development of new products and the maintenance of existing core product lines. From 1999 to 2002, Mr. Campbell served as Chief Engineer for B/E Aerospace where he was responsible for the design and development of galley products for commercial airlines. From 1995 to 1999, Mr. Campbell served as a Senior Research Engineer for Baker Hughes. From 1990 to 1995, he served as Senior Engineer at the Johnson Space Center (NASA) and from 1989 to 1990 he was a Senior Engineer at General Electric – Aerospace Division. Mr. Campbell has extensive experience in product development and product design and product quality and safety standards. Mr. Campbell received an undergraduate degree in engineering from the University of Florida. Mr. Campbell currently serves as a member of our Audit Committee.

Joan Chow

Independent Director since: April 2021

Age: 62

Race/Ethnicity: Asian

Gender: Female

Assignments/Committees:

- Audit Committee

Key Skills/Experience:

- Accounting/Auditing
- Business Operations
- Consumer Products
- Corporate Governance

Class I Director

Joan Chow was appointed to our Board in April 2021. From February 2016 until October 2021, Ms. Chow served as Chief Marketing Officer of the Greater Chicago Food Depository. From 2007 to August 2015, Ms. Chow was the Executive Vice President and Chief Marketing Officer at ConAgra Foods, Inc. ConAgra Foods, now known as Conagra Brands, is one of North America's leading packaged food companies. Prior to joining ConAgra in 2007, Ms. Chow was employed for nine years with Sears Holdings Corporation in various marketing positions of increasing responsibility, having served as Senior Vice President/Chief Marketing Officer of Sears Retail immediately prior to taking the position with ConAgra. Prior to that, she served in executive positions with Information Resources Inc. and Johnson & Johnson Consumer Products, Inc. Ms. Chow is a director at Energy Recovery, Inc., where she is on the

- Corporate Strategy & Business Development
- Ethics/Corporate Social Responsibility
- Executive Leadership & Management
- Human Resources & Compensation
- International Business Experience
- Marketing/Sales or Brand Management
- Mergers & Acquisitions
- Public Company Board Experience
- Public Company Executive Experience

Audit and Compensation Committees, and is a director at High Liner Foods, where she is on the Audit Committee. She has previously served as Chair of the Compensation Committee and a member of the Governance Committee at Welbilt Inc., and as a director of The Manitowoc Company, RC2 Corporation and Feeding America. Ms. Chow has extensive leadership experience in retail and consumer packaged goods marketing, advertising, branding, consumer insights, and digital/social marketing and human resources matters. Ms. Chow has an M.B.A. from the Wharton School of the University of Pennsylvania and a B.A. with distinction from Cornell University. Ms. Chow currently serves as a member of our Audit Committee.

Class II Directors

Hugh R. Rovit

Independent Director since: July 2018

Age: 62

Race/Ethnicity: Caucasian

Gender: Male

Assignments/Committees:

- Audit Committee
- NCG Committee

Key Skills/Experience:

- Accounting/Auditing
- Business Operations
- Consumer Products
- Corporate Governance
- Corporate Strategy & Business Development
- Ethics/Corporate Social Responsibility
- Executive Leadership & Management
- Finance/Capital Management & Allocation
- Human Resources & Compensation
- International Business Experience
- Marketing/Sales or Brand Management
- Mergers & Acquisitions
- Public Company Board Experience
- Public Company Executive Experience

Class II Director

Hugh R. Rovit was appointed to our Board in July 2018. From June 2010 until July 2018, Mr. Rovit served as one of the directors of Spectrum Legacy. Prior to that time, he served as a director of SBI from August 2009 to June 2010. Mr. Rovit is currently Chief Executive Officer of MISSION, a global leader in cooling and heat-relief solutions. Mr. Rovit previously served as Chief Executive Officer of S'well, Inc., a global manufacturer and marketer of reusable stainless-steel bottles and accessories from February 2020 until its sale to a strategic competitor in March 2022. Prior to that, Mr. Rovit served as Chief Executive Officer of Ellery Homestyles, a leading supplier of branded and private label home fashion products to major retailers, offering curtains, bedding, throws and specialty products, from May 2013 until its sale in September 2018 to a strategic competitor. Previously, Mr. Rovit served as Chief Executive Officer of Sure Fit Inc., a marketer and distributor of home furnishing products from 2006 until its sale to a strategic competitor in December 2012 and was a Principal at turnaround management firm Masson & Company from 2001 through 2005. Previously, Mr. Rovit held the positions of Chief Financial Officer of Best Manufacturing, Inc., a manufacturer and distributor of institutional service apparel and textiles, from 1998 through 2001 and Chief Financial Officer of Royce Hosiery Mills, Inc., a manufacturer and distributor of men's and women's hosiery, from 1991 through 1998. Mr. Rovit is also a director of GSC Technologies, Inc. and previously served as a director of PlayPower, Inc., Nellson Nutraceuticals, Inc., Kid Brands Inc., Atkins Nutritional, Inc., Oneida, Ltd., Cosmetic Essence, Inc., Xpress Retail and Twin Star International. Mr. Rovit received his B.A. degree from Dartmouth College and has an MBA from Harvard Business School. Mr. Rovit is a member of our Audit Committee and NCG Committee.

Gautam Patel

Class II Director

Independent Director since: October 2020

Age: 50

Race/Ethnicity: Asian

Gender: Male

Assignments/Committees:

- Audit Committee (Chair)
- Compensation Committee

Key Skills/Experience:

- Accounting/Auditing
- Business Operations
- Corporate Governance
- Corporate Strategy & Business Development
- Ethics/Corporate Social Responsibility
- Finance/Capital Management & Allocation
- Human Resources & Compensation
- International Business Experience
- Mergers & Acquisitions
- Public Company Board Experience

Gautam Patel was appointed to our Board in October 2020. Mr. Patel has served as Managing Director of Tarsadia Investments, a private investment firm based in Newport Beach, California, since 2012. In that role, Mr. Patel has led a team of investment professionals to identify, evaluate and execute principal control equity investments across sectors including life sciences, financial services and technology. Prior to joining Tarsadia, Mr. Patel served as Managing Director at Lazard from 2008 to 2012, where he led financial and strategic advisory efforts in sectors including transportation and logistics, private equity and healthcare. Prior to that, Mr. Patel served in a variety of advisory roles at Lazard from 1999 to 2008, including restructuring, bankruptcy and corporate reorganization assignments in 2001 and 2008. From 1994 to 1997, Mr. Patel was an Analyst at Donaldson, Lufkin & Jenrette, where he worked on mergers and acquisitions as well as high-yield and equity financings. Mr. Patel is currently a Board Member of Amneal Pharmaceuticals (NYSE: AMRX). Mr. Patel also serves on the board of Casita Maria Center for Arts and Education, a New York-based nonprofit organization which aims to empower children through arts-based education. Mr. Patel received a B.A. from Claremont McKenna College, a B.S. from Harvey Mudd College, an MSc from the London School of Economics and an MBA from the University of Chicago. Mr. Patel currently serves as Chair of our Audit Committee and as a member of our Compensation Committee.

Class III Directors

David M. Maura

Class III Director

CEO & Chair

Director since: July 2018

Age: 50

Race/Ethnicity: Caucasian

Gender: Male

David M. Maura was appointed our Executive Chairman and our Chief Executive Officer in July 2018. Previously, he had served as the Executive Chairman, effective as of January 2016, and as Chief Executive Officer, effective as of April 2018, of SPB Legacy. Prior to such appointment, Mr. Maura served as non-executive Chairman of the board of directors of SPB Legacy since July 2011 and served as interim Chairman and as one of the directors of SPB Legacy since June 2010. Mr. Maura

Assignments/Committees: None.

Key Skills/Experience:

- Accounting/Auditing
- Business Operations
- Consumer Products
- Corporate Governance
- Corporate Strategy & Business Development
- Ethics/Corporate Social Responsibility
- Executive Leadership & Management
- Finance/Capital Management & Allocation
- Human Resources & Compensation
- International Business Experience
- Mergers & Acquisitions
- Public Company Board Experience
- Public Company Executive Experience
- Risk Management & Oversight

was a Managing Director and the Executive Vice President of Investments at HRG Group, Inc. (now known as Spectrum Brands Holdings, Inc.) ("HRG Group") from October 2011 until November 2016 and had been a member of HRG Group's board of directors from May 2011 until December 2017. Mr. Maura previously served as a Vice President and Director of Investments of Harbinger Capital Partners LLC ("Harbinger Capital") from 2006 until 2012. Prior to joining Harbinger Capital in 2006, Mr. Maura was a Managing Director and Senior Research Analyst at First Albany Capital, Inc., where he focused on distressed debt and special situations, primarily in the consumer products and retail sectors. Prior to First Albany, Mr. Maura was a Director and Senior High Yield Research Analyst in Global High Yield Research at Merrill Lynch & Co. Previously, Mr. Maura was a Vice President and Senior Analyst in the High Yield Group at Wachovia Securities, where he covered various consumer product, service and retail companies. Mr. Maura began his career at ZPR Investment Management as a Financial Analyst.

Mr. Maura served as Chairman, President and Chief Executive Officer of Mosaic Acquisition Corp., a special purpose acquisition company, from October 2017 to January 2020, when the company merged with Vivint Smart Home, Inc. ("Vivint"). Mr. Maura served as an outside director on Vivint's board until March 2020 when he resigned from the board of Vivint. He previously served on the boards of directors of Ferrous Resources, Ltd., Russell Hobbs and Applica. Mr. Maura received a B.S. degree in business administration from Stetson University and is a CFA charterholder.

Terry L. Polistina

Independent Director since: July 2018

Age: 59

Race/Ethnicity: Caucasian

Gender: Male

Assignments/Committees:

- Lead Independent Director
- Compensation Committee (Chair)
- NCG Committee

Class III Director

Terry L. Polistina was appointed to our Board in July 2018. From June 2010 until July 2018, Mr. Polistina served as one of the directors of SPB Legacy. Since July 2018, Mr. Polistina has also served as the Lead Independent Director of the Board. Prior to that, he served as a director of SBI from August 2009 to June 2010. Mr. Polistina served as the President, Small Appliances of SPB Legacy beginning in June 2010 and became President - Global Appliances of SPB Legacy in October 2010 until September 2013. Prior to that, Mr. Polistina served as the Chief Executive Officer and President of Russell Hobbs from 2007 until 2010.

Key Skills/Experience:

- Accounting/Auditing
- Business Operations
- Consumer Products
- Corporate Governance
- Corporate Strategy & Business Development
- Ethics/Corporate Social Responsibility
- Executive Leadership & Management
- Finance/Capital Management & Allocation
- Government Relations / Public Policy
- Human Resources & Compensation
- International Business Experience
- Marketing/Sales or Brand Management
- Mergers & Acquisitions
- Public Company Board Experience
- Public Company Executive Experience
- Risk Management & Oversight

Mr. Polistina served as Chief Operating Officer at Applica from 2006 to 2007 and Chief Financial Officer from 2001 to 2007, at which time Applica combined with Russell Hobbs. Mr. Polistina previously served as a director of privately held Entic, Inc. Mr. Polistina received an undergraduate degree in finance from the University of Florida and holds an MBA from the University of Miami. Mr. Polistina is the Chair of our Compensation Committee, is a member of our NCG Committee and serves as the Lead Independent Director of the Board.

Our Executive Officers

Our executive officers serve at the discretion of our Board. Our Board selected each of our executive officers because his or her background provides each executive with the experience and skillset geared toward helping us succeed in our business strategy. Our management team is composed of experienced executives from diverse backgrounds who focus on the performance of our Company to drive long-term outcomes. We are proud to have the benefit of individuals with diverse backgrounds on our executive team, and we are committed to promoting candidates from a diverse backgrounds as we select new executive officers.

Included in the discussion below is information regarding our executive officers who do not serve as directors of our Company. See "*Our Board of Directors*" above for certain information regarding David Maura, our only director-employee.

Jeremy W. Smeltser

Executive Vice President, Chief Financial Officer (November 2019 to Present)
Age: 48
Race/Ethnicity: Caucasian
Gender: Male

Jeremy W. Smeltser was appointed our Executive Vice President on October 1, 2019 and was appointed our Chief Financial Officer on November 17, 2019. He previously served as Vice President and Chief Financial Officer of SPX Flow, Inc. ("SPX Flow"). Prior to his role at SPX Flow, he served as Vice President and Chief Financial Officer of SPX Corporation, where he served in various roles, including as Vice President and Chief Financial Officer, Flow Technology and became an officer of SPX Corporation in April 2009. Mr. Smeltser joined SPX Corporation in 2002 from Ernst & Young LLP, where he was an audit manager in Tampa, Florida. Prior to that, he held various positions with Arthur Andersen LLP in Tampa, Florida and Chicago, Illinois, focused primarily on assurance services for global manufacturing clients. Mr. Smeltser earned a B.S. degree in accounting from Northern Illinois University.

Ehsan Zargar

Executive Vice President, General Counsel & Corporate Secretary (October 2018 to Present)
Age: 45
Race/Ethnicity: Asian (Middle Eastern)
Gender: Male

Ehsan Zargar was appointed our Executive Vice President, General Counsel and Corporate Secretary on October 1, 2018. Mr. Zargar is responsible for the Company's legal, environmental, social and governance, health and safety, insurance and real estate functions. In addition, Mr. Zargar takes a leading role in negotiating and implementing the Company's M&A, capital markets and other strategic activities. Previously, Mr. Zargar also led the Company's executive compensation program. From June 2011 until July 2018, Mr. Zargar held a number of increasingly senior positions with HRG Group, a publicly-listed acquisition company, including serving as its Executive Vice President and Chief Operating Officer from January 2017 until July 2018, as its General Counsel since April 2015 and as Corporate Secretary since February 2012. During his time at HRG Group, Mr. Zargar took a leading role in setting, negotiating and implementing HRG Group's M&A, capital markets and other strategic activities. Mr. Zargar has extensive experience serving on private and public boards and committees of portfolio companies, including setting and overseeing senior management compensation programs. From August 2017 until July 2018, Mr. Zargar served as a director of SPB Legacy. From November 2006 to June 2011, Mr. Zargar worked in the New York office of Paul, Weiss, Rifkind, Wharton & Garrison LLP. Previously, Mr. Zargar practiced law at another major law firm focusing on general corporate matters. Mr. Zargar received a law degree from Faculty of Law at the University of Toronto and a B.A. from the University of Toronto.

Randal D. Lewis

Former Executive Vice President, Chief Operating Officer (October 2018 to December 2022)
Age: 56
Race/Ethnicity: Caucasian
Gender: Male

Randal D. Lewis was appointed our Chief Operating Officer in October 2018 and Executive Vice President in September 2019 and resigned from Spectrum in December 2022. He has direct responsibility for all operating divisions. Mr. Lewis was previously the President of our Global Consumer Division from March 2018, which included our Global Auto Care, Global Pet Care and Home & Garden business units. Prior to that, he was President of our Pet, Home & Garden business unit since November 2014. Previous to that, he was Senior Vice President and General Manager of our Home & Garden business since January 2011. From April 2005 to January 2011, Mr. Lewis served as our Home & Garden business's Vice President, Manufacturing and Vice President, Operations. Prior to that, Mr. Lewis held various leadership roles from October 1997 to April 2005 with the former owners of United Industries Corporation, which is now owned by the Company, and from January 1989 to October 1997 Mr. Lewis worked at Unilever. Mr. Lewis earned a B.S. degree in mechanical engineering from the University of Illinois, Urbana-Champaign.

Rebeckah Long

Former Senior Vice President, Chief Human Resources Officer (September 2019 to December 2022)
Age: 48
Race/Ethnicity: Caucasian
Gender: Female

Rebeckah Long was appointed our Senior Vice President, Global Human Resources in September 2019 and was promoted to Senior Vice President and Chief Human Resources Officer in November 2021 and has direct responsibility for consistent delivery and execution of the Human Resources function globally. Ms. Long resigned from Spectrum in December 2022. Ms. Long previously served as Vice President of Global Human Resources of Spectrum Brands since April 2019. Prior to that, she was Human Resource Business Partner for several business divisions within Spectrum Brands since March 2008, with a focus on talent strategy and organizational effectiveness. Prior to joining Spectrum Brands, she was the Regional Human Resources Manager for United Rentals, Inc. from June 2000 to February 2008 and was responsible for the integration of over 25 businesses into the United Rentals portfolio. Ms. Long earned a B.S. degree in economics from Illinois State University.

Corporate Governance

The following table provides an overview of our corporate governance practices.

Our Practices

- ✓ Diverse Board and executive team
- ✓ Majority voting and a director resignation policy
- ✓ Stock ownership guidelines
- ✓ Anti-hedging policy
- ✓ Board Diversity Policy
- ✓ Global Environmental, Social and Governance Policy
- ✓ Global Energy and Greenhouse Gas Policy
- ✓ Environmental Policy
- ✓ Human Rights Policy
- ✓ Independent lead director
- ✓ Majority of the Board composed of independent directors
- ✓ All committees composed entirely of independent directors
- ✓ Board declassifying process underway
- ✓ Related person transactions policy
- ✓ Anti-pledging policy
- ✓ Robust clawback policy
- ✓ All members of our Audit Committee are financial experts

Board Structure

Lead Independent Director

Mr. Polistina was appointed to our Board, and as our Lead Independent Director in July 2018. In his capacity as our Lead Independent Director, Mr. Polistina:

- presides at all meetings of the Board at which the Chairman of the Board is not present;
- presides at all executive sessions of the independent members of the Board and has the authority to call meetings of the independent members of the Board;
- serves as liaison between the management and the independent members of the Board and provides our Chief Executive Officer (“CEO”) and other members of management with feedback from executive sessions of the independent members of the Board;
- reviews and approves the information to be provided to the Board;
- reviews and approves meeting agendas and coordinates with management to develop such agendas;
- approves meeting schedules to assure there is sufficient time for discussion of all agenda items;
- if requested by major shareholders, ensures that he is available for consultation and direct communication;
- interviews, along with the Chair of our NGC Committee, Board and senior management candidates and makes recommendations with respect to Board candidates and hiring of senior management;

- consults with other members of our Compensation Committee with respect to the performance review of our CEO and other member of our senior management team; and
- performs such other functions and responsibilities as requested by the Board from time to time.

Mr. Maura serves as our Executive Chairman and our CEO. Given Mr. Maura's broad experience in mergers and acquisitions, the consumer products and retail sectors and finance and investments, as well as his role in SPB Legacy's strategy and growth since 2010, our Board believes that it is in the best interest of the Company for Mr. Maura to concurrently serve as our Executive Chairman and CEO.

Director Independence

In accordance with the New York Stock Exchange Listed Company Manual (the "NYSE Rules") and our Corporate Governance Guidelines, a majority of our Board is required to be composed of independent directors. All of our directors, except for David Maura (our Chairman and CEO), qualify as independent directors. More specifically, our Board has affirmatively determined that none of the following directors has a material relationship with the Company (either directly or as a partner, stockholder or officer of an organization that has a relationship with the Company): Leslie L. Campbell, Joan Chow, Sherianne James, Terry L. Polistina, Hugh R. Rovit and Gautam Patel. Our Board has adopted the definition of "independent director" set forth under Section 303A.02 of the NYSE Rules to assist it in making determinations of independence. Our Board has determined that the directors referred to above currently meet these standards and qualify as independent.

Meetings of Independent Directors

The Company generally holds executive sessions at each Board and committee meeting. In his capacity as our Lead Independent Director, Mr. Polistina presides over executive sessions of the entire Board, and the Chair of each committee presides over the executive sessions of that committee.

Committees Established by Our Board of Directors

Our Board has designated three principal standing committees: our Audit Committee, our Compensation Committee and our NCG Committee, each of which has a written charter addressing each such committee's purpose and responsibilities and include such duties that the Board may designate, from time to time. Our Board, directly or through one or more of its committees, provides oversight on our management's efforts to promote corporate social responsibility and sustainability, including efforts to advance initiatives regarding the environment, diversity, equity and inclusion, human rights, labor, health and safety and other matters. Each such committee is composed entirely of independent directors.

Audit Committee

Our Audit Committee has been established in accordance with Section 303A.06 of the NYSE Rules and Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for the purpose of overseeing the Company's accounting and financial reporting processes and audits of our financial statements. Our Audit Committee is responsible for monitoring (i) the integrity of our financial statements, (ii) our independent registered public accounting firm's qualifications and independence, (iii) the performance of our internal audit function and independent auditors and (iv) our compliance with legal and regulatory requirements. The responsibilities and authority of our Audit Committee are described in further detail in the Charter of the Audit Committee, as adopted by our Board in July 2018, a copy of which is available at our website www.spectrumbrands.com under "*Investor Relations—Corporate Governance Documents*."

The current members of our Audit Committee are Gautam Patel (Chair), Joan Chow, Leslie L. Campbell and Hugh R. Rovit. Our Board has determined that all members of our Audit Committee qualify as "audit committee financial experts" as defined in the rules promulgated by the SEC in furtherance of Section 407 of the Sarbanes-Oxley Act of 2002. Our Board has determined that all members of our Audit Committee qualify as independent, as such term is defined in Section 303A.02 of the NYSE Rules, Section 10A(m)(3)(B) of the Exchange Act and Exchange Act Rule 10A-3(b).

Compensation Committee

Our Compensation Committee is responsible for (i) overseeing our compensation and employee benefits plans and practices, including our executive compensation plans and our incentive compensation and equity-based plans, (ii) evaluating and approving the performance of our Executive Chairman and CEO and other executive officers in light of those goals and objectives and (iii) reviewing and discussing with management our compensation discussion and analysis disclosure and compensation committee reports in order to comply with our public reporting requirements. The responsibilities and authority of our Compensation Committee are described in further detail in the Charter of the Compensation Committee, as adopted by our Board in November 2020, a copy of which is available at our website www.spectrumbrands.com under "*Investor Relations—Corporate Governance Documents*."

The current members of our Compensation Committee are Terry L. Polistina (Chair), Sherianne James and Gautam Patel. Our Board has determined that all members of our Compensation Committee qualify as independent, as such term is defined in Section 303A.02 of the NYSE Rules.

NCG Committee

Our NCG Committee is responsible for (i) identifying and recommending to our Board individuals qualified to serve as our directors and on our committees of our Board, (ii) advising our Board with respect to board composition, procedures and committees, (iii) developing and recommending to our Board a set of corporate governance principles applicable to the Company and (iv) overseeing the evaluation process of our Board, the committees of the Board, the individual directors and our Executive Chairman and CEO. The responsibilities and authority of our NCG Committee are described in further detail in the Charter of the NCG Committee, as adopted by our Board in July 2018, a copy of which is available at our website www.spectrumbrands.com under "*Investor Relations—Corporate Governance Documents*."

The current members of our NCG Committee are Sherianne James (Chair), Terry L. Polistina and Hugh R. Rovit. Our Board has determined that all members of our NCG Committee qualify as independent, as such term is defined in Section 303A.02 of the NYSE Rules.

Board and Committee Activities

During Fiscal 2022, our Board held a total of nine meetings and acted by unanimous written consent on one occasion. Our Audit Committee held a total of four meetings during Fiscal 2022. Our Compensation Committee held nine meetings during Fiscal 2022. Our NCG Committee held five meetings during Fiscal 2022.

During Fiscal 2022, all of our directors attended 100% of the meetings of the Board and committees on which they served.

Our Practices and Policies

Corporate Governance Guidelines and Code of Ethics and Business Conduct

Our Board has adopted our Corporate Governance Guidelines to assist it in the exercise of its responsibilities. These guidelines reflect our Board's commitment to monitor the effectiveness of policy and decision-making, both at our Board and management level, with a view to enhancing stockholder value over the long term. Our Corporate Governance Guidelines address, among other things, our Board and Board committee composition and responsibilities, director qualifications standards and selection and evaluation of our CEO. In addition, pursuant to these guidelines, our Board has formalized a process by which our directors are assessed annually by our NCG Committee. The assessment includes a peer review process and evaluates the Board as a whole, the committees of the Board and the individual directors. In carrying out this assessment, we may retain an external evaluator to assist our Board and NCG Committee at least every three years. Our Board has adopted a Code of Business Conduct and Ethics Policy for directors, officers and employees and a Code of Ethics for the Principal Executive and Senior Financial Officers to provide guidance to our CEO, Chief Financial Officer ("CFO"), principal accounting officer or controller and our business segment chief financial officers or persons performing similar functions.

Majority Voting and Director Resignation Policy

During Fiscal 2019, our Board adopted a majority voting policy for the election of directors. Pursuant to this policy, which applies in the case of uncontested director elections, a director must be elected by a majority of the votes cast with respect to the election of such director. For purposes of this policy, a "majority of the votes cast" means that the number of shares voted "for" a director must exceed the number of shares voted "against" that director and abstentions and broker non-votes are not counted as "votes cast."

The policy also provides that in the event that an incumbent director nominee receives a greater number of votes "against" than votes "for" his or her election, he or she must (within five business days following the final certification of the related election results) offer to tender his or her written resignation from the Board to the NCG Committee. The NCG Committee will review such offer of resignation and will consider such factors and circumstances as it may deem relevant, and, within 90 days following the final certification of the election results, will make a recommendation to the Board concerning the acceptance or rejection of such tendered offer of resignation. The policy requires the decision of the Board to be promptly publicly disclosed.

Board Diversity Policy

In October 2020, our Board adopted a Board Diversity Policy. The purpose of this policy is to set out the basic principles to be followed to ensure that the Board has the appropriate balance of skills, experience and diversity of perspectives necessary to enhance the effectiveness of the Board and to maintain the highest standards of corporate governance. Pursuant to this policy, selection of Board candidates will be based on a range of perspectives with reference to the Company's business model and specific needs, including, but not limited to, talents, skills and expertise, industry experience, professional experience, gender, age, race, language, cultural background, educational background and other similar characteristics.

Anti-Hedging Policy

The Company believes it is improper and inappropriate for our directors, officers, employees and certain of their family members (each, a "Subject Person") to engage in hedging, short-term or speculative transactions involving the Company's securities. Our anti-hedging policy, which we further strengthened during Fiscal 2019, applies to all Subject Persons. The Company prohibits Subject Persons from engaging in (i) derivative, speculative, hedging or monetization transactions in Company securities (including, but not limited to, any trading on derivatives (such as swaps, forwards and/or futures) of Company securities that allow a stockholder to lock in the value of Company securities in exchange for all or part of the potential upside appreciation in the value of such stock), (ii) short sales (i.e., selling stock the Subject Person does not own and borrowing shares to make delivery) or (iii) buying or selling puts, calls, options or other derivatives in respect of Company securities.

Anti-Pledging Policy

In addition, the Company believes it is improper and inappropriate for any Subject Person to engage in pledging transactions involving the Company's securities. During Fiscal 2019, we adopted a robust anti-pledging policy, which prohibits Subject Persons from pledging or encumbering Company securities as collateral for a loan or other indebtedness. This prohibition includes, but is not limited to, holding such shares in a margin account as collateral for a margin loan or borrowing against Company securities on margin. Any pledges (and any modifications or replacements of such pledges) that existed prior to the adoption of our policy are grandfathered unless otherwise prohibited by applicable law or Company policy and so long as any modification or replacement of any pre-existing pledge does not result in additional shares being pledged.

Securities Trading Policy

Our Company believes that it is appropriate to monitor and prohibit certain trading in the securities of our Company. Accordingly, trading of the Company's securities by directors, executive officers and certain other employees who are so designated by the office of the Company's General Counsel is subject to trading period limitations or must be conducted in accordance with a previously established trading plan that meets SEC requirements. At all times, including during approved trading periods, directors, executive officers and certain other employees notified by the office of the Company's General Counsel are required to obtain preclearance from the Company's General Counsel or his designee prior to entering into any transactions in Company securities, unless those transactions occur in accordance with a previously established trading plan that meets SEC requirements.

Transactions subject to our securities trading policy include, among others, purchases and sales of Company stock, bonds, options, puts and calls, derivative securities based on securities of the Company, gifts of Company securities, contributions of Company securities to a trust, sales of Company stock acquired upon the exercise of stock options, broker-assisted cashless exercises of stock options, market sales to raise cash to fund the exercise of stock options and trades in Company's stock made under an employee benefit plan.

Stock Ownership Guidelines

Our Board believes that our directors, named executive officers ("NEOs") and certain of the Company's other officers and employees should own and hold Company common stock to further align their interests with the interests of stockholders and to further promote the Company's commitment to sound corporate governance.

To memorialize this commitment, effective January 29, 2013, our Board, upon the recommendation of our Compensation Committee, established stock ownership and retention guidelines (the "SOG") applicable to the Company's directors, NEOs and all other officers of the Company and its subsidiaries with a level of Vice President or above (such officers and our NEOs, our "Covered Officers"). Effective January 1, 2020, the Company improved and enhanced the SOG to further align it with best practices by: (i) increasing our directors' and Covered Officers' retention requirement from 25% to 50% of their net after-tax shares received under awards granted until they reach their required stock ownership under the SOG; and (ii) extending the applicable time period for our directors and Covered Officers to achieve the minimum ownership requirements to five years from the date of eligibility or promotion. Even when the required stock ownership is obtained, all NEOs are subject to an additional stock retention requirement requiring them to retain at least 50% of their net after-tax shares of Company stock received under awards for one year after the date of vesting.

Under the updated SOG, our directors are expected to achieve stock ownership with a value of at least five times their annual cash retainer. In addition, our Covered Officers are expected to achieve the levels of stock ownership indicated below (which equal a dollar value of stock based on a multiple of the Covered Officer's base salary).

Position	$ Value of Stock to be Retained (Multiple of Base Salary or Cash Retainer)	Years to Achieve
Board Members	5x Cash Retainer	5 years
Executive Chairman and CEO	5x Base Salary	5 years
Chief Operating Officer, CFO, General Counsel and Presidents of our Business Units	3x Base Salary	5 years
Senior Vice Presidents	2x Base Salary	5 years
Vice Presidents	1x Base Salary	5 years

The stock ownership levels attained by a director or a Covered Officer are based on shares directly owned by the director or Covered Officer, whether through earned and vested restricted stock units ("RSU") or performance stock units ("PSU") or restricted stock grants or open market purchases. Unvested restricted shares, unvested RSUs and PSUs and stock options do not count toward the ownership goals; provided, that, effective January 1, 2020, unvested time-based restricted stock and unvested time-based RSUs count toward the ownership goals. On a quarterly basis, our Compensation Committee reviews the progress of our directors and Covered Officers in meeting these guidelines. In some circumstances, failure to meet the guidelines by a director or a Covered Officer could result in additional retention requirements or other actions by our Compensation Committee.

Compensation Clawback Policy

We have adopted a Compensation Clawback Policy setting forth the conditions under which applicable incentive compensation provided to our executive officers may be subject to forfeiture, disgorgement, recoupment or diminution ("clawback"). This policy provides that our Board or our Compensation Committee shall require the clawback or adjustment of incentive-based compensation to the Company in the following circumstances:

- As required by Section 304 of the Sarbanes Oxley Act of 2002, which generally provides that if the Company is required to prepare an accounting restatement due to material noncompliance as a result of misconduct with financial reporting requirements under the securities laws, then the CEO and CFO must reimburse the Company for any incentive-based compensation or equity compensation and profits from the sale of the Company's securities during the 12-month period following initial publication of the financial statements that had been restated;
- As required by Section 954 of the Dodd-Frank Act and Rule 10D-1of the Exchange Act, which generally require that, in the event the Company is required to prepare an accounting restatement due to its material noncompliance with financial reporting requirements under the securities laws, the Company may recover from any of its current or former executive officers who received incentive compensation, including stock options, during the three-year period preceding the date on which the Company is required to prepare a restatement based on the erroneous financial reporting, any amount that exceeds what would have been paid to the executive officer after giving effect to the restatement; and

- As required by any other applicable law, regulation or regulatory requirement.

Additionally, our Board or Compensation Committee in their discretion may require that any executive officer who has been awarded incentive-based compensation shall forfeit, disgorge, return or adjust such compensation in the following circumstances:

- If the Company suffers significant financial loss, reputational damage or similar adverse impact as a result of actions taken or decisions made by the executive officer in circumstances constituting illegal or intentionally wrongful conduct or gross negligence; or
- If the executive officer is awarded or is paid out under any incentive compensation plan of the Company on the basis of a material misstatement of financial calculations or information or if events coming to light after the award disclose a material misstatement which would have significantly reduced the amount of the award or payout if known at the time of the award or payout.

The awards and incentive compensation subject to clawback under this policy include vested and unvested equity awards, shares acquired upon vesting or lapse of restrictions, short- and long-term incentive bonuses and similar compensation, discretionary bonuses, any other awards or compensation under the Company's equity plans and any other incentive compensation plan of the Company. Any clawback under this policy may, in the discretion of our Board or Compensation Committee, be effectuated through the reduction, forfeiture or cancellation of awards, the return of paid-out cash or exercised or released shares, adjustments to future incentive compensation opportunities or in such other manner as our Board and Compensation Committee determine to be appropriate, except as otherwise required by law.

In addition, under the Company's equity plans, any equity award granted may be cancelled by our Compensation Committee in its sole discretion, except as prohibited by applicable law, if the participant, without the consent of the Company, while employed by or providing services to the Company or any affiliate or after termination of such employment or service, violates a non-competition, non-solicitation or non-disclosure covenant or agreement or otherwise engages in activity that is in conflict with or is adverse to the interests of the Company or any affiliate, including fraud or conduct contributing to any financial restatements or irregularities engaged in, as determined by our Compensation Committee in its sole discretion. Our Compensation Committee may also provide in any award agreement that the participant will forfeit any gain realized on the vesting or exercise of such award and must repay the gain to the Company, in each case except as prohibited by applicable law, if (i) the participant engages in any activity referred to in the preceding sentence or (ii) the amount of any such gain is in excess of what the participant should have received under the terms of the award for any reason (including without limitation by reason of a financial restatement, mistake in calculations or other administrative error). Additionally, awards are subject to clawback, forfeiture or similar requirements to the extent required by applicable law (including without limitation Section 304 of the Sarbanes-Oxley Act and Section 954 of the Dodd-Frank Act). Equity awards issued have included these provisions.

Risk Oversight

The Company's risk assessment and management function is led by the Company's senior management, which is responsible for day-to-day management of the Company's risk profile, with oversight from our Board and its committees. Central to our Board's oversight function is our Audit Committee. In accordance with our Audit Committee Charter, our Audit Committee is responsible for the oversight of the financial reporting process and internal controls. In this capacity, our Audit Committee is responsible for reviewing and evaluating guidelines and policies governing the process by which senior management of the Company and the relevant departments of the Company, including the internal audit department, assess and manage the Company's exposure to risk, as well as the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures.

The Company has implemented an annual formalized risk assessment process. In accordance with this process, a governance risk and compliance committee of certain members of senior management has the responsibility to identify, assess and oversee the management of risk for the Company. This committee obtains input from other members of management and subject matter experts as needed. Management uses the collective input received to measure the potential likelihood and impact of key risks and to determine the adequacy of the Company's risk management strategy. Periodically, representatives of this committee report to our Audit Committee on its activities and the Company's risk exposure.

In addition, the Company maintains an information security program that supports the security, confidentiality, integrity and availability of our information technology systems. In connection with such program, the Board is briefed by management on information security matters and employees receive information security awareness training. In the past three years, we have not experienced an information security breach and we maintain an appropriate information security risk insurance policy.

Environmental, Social and Governance Matters

We are committed to further enhancing our environmental, social and governance ("ESG") efforts and recognize the impact our business has on our communities and the world. We believe in making a positive difference in the communities in which we live and work and strive to discharge our corporate social responsibilities from a global perspective and throughout every aspect of our operations, consistent with our focus on creating value for all of our stakeholders over the long term. Our decisions regarding business strategy, operations and resource allocation are guided by this purpose and are rooted in our core values. Our Board recognizes the negative effect that poor environmental practices and human capital management may have on us and our returns. Accordingly, our Board considers and balances the impact on the environment, people and the communities of which we are a part in deciding how to operate our business. Our Board receives periodic reports regarding our risk exposure and risk mitigation efforts in these areas.

We are committed to operating our business with all stakeholders in mind and with a view toward long-term sustainability and value creation, even as our business and society face a variety of existing and emerging challenges. We leverage our expertise, along with external partners, to help address these challenges. While our corporate social responsibility commitments address many areas, we focus on four key priorities: product and content safety, environmental sustainability, human rights and ethical sourcing and diversity and inclusion.

- **Product & Content Safety** – Product safety is essential to upholding our consumers' trust and expectations, and we embed quality and safety processes into every product we deliver. This includes embracing our responsibility to create safe, high-quality products and marketing them responsibly. In fiscal 2022, to better reflect our focus on product and content safety, we launched a corporate product safety training program globally, which allowed us to further enhance our commitment to product safety.
- **Environmental Sustainability** – We are passionate about protecting our planet and conserving natural resources for future generations, including pursuing innovative ways to reduce our environmental impacts across our businesses. We drive our strategic environmental blueprint across our organization with the intention of reducing the environmental impacts of our products, minimizing the environmental footprint of our operations and processes and encouraging our employees and partners to embrace and promote environmental responsibility.

  We are proud of our efforts to further promote environmentally sustainable practices and have aligned our objectives against three industry frameworks, which will be used to help identify future goals for our environmental sustainability efforts: (i) Sustainability Accounting Standards Board ("SASB"); (ii) Global Reporting Initiative ("GRI"); and (iii) Climate Disclosure Project ("CDP").
- **Human Rights & Ethical Sourcing** – Treating people with fairness, dignity and respect and operating ethically in our supply chain are part of our core values. We demonstrate these deep beliefs in the way we treat our employees and in the expectations and requirements we have of those with whom we do business. We work with our third-party factories and licensees to ensure all products are manufactured in safe and healthy environments and the human rights of workers in our supply chain are being respected. To these ends, we review the suppliers who provide materials, products or services to Spectrum Brands and expect them to abide by our Supplier Code of Conduct, uphold our Code of Business Conduct and Ethics and comply with our Conflict Minerals Policy.
- **Employee Health and Safety** – We are committed to the environmental health and safety ("EHS") of our employees. We continuously strive to maintain our strong safety performance as we continue to grow our business around the globe. The keys to our EHS success are a workforce that is engaged, a management team who supports and invests in employee safety and the leadership of our skilled EHS team. In the last several years, the team has added dedicated EHS professionals to individual sites to train employees and ensure compliance with applicable safety standards and regulations. The team hosts regular meetings to share information and discuss best practices across plants.
- **Employee Wellness and Talent Development** – We encourage our employees to "Speak Up," "Be Accountable," "Take Action," and "Grow Talent," promote innovation, trust, accountability and collaboration. The result is a work environment that encourages the well-being of our employees holistically: mind and body. We are also committed to developing our future leaders at every level. Our talent processes start with understanding what current and future

talent is needed to deliver business goals, followed by a talent review process to assist managers with evaluating talent. Learning and development is a critical part of creating our culture of high performance, innovation and inclusion. We believe in transparency, accountability and inclusion, and performance and development plans ensure that managers and employees have conversations about career aspirations, mobility, developmental goals and interests, inclusion and work environment.

- **Diversity & Inclusion** – We believe that supporting equality and promoting inclusion across our business and society makes the world a better place for all. We know that the more inclusive we are as a company, the stronger our business will be. We support the personal and professional growth of our diverse worker base, with a goal of positively impacting their lives and well-being.

  To further these efforts, we engaged a third-party consultant to provide counsel, training and cultural development actions and ideas to help us make progress on our plan to make our workplace and communities even more inclusive. We have a U.S. Diversity, Equity and Inclusion Advisory Council, comprised of employees with diverse backgrounds and perspectives who advocate and advise on ways to advance the diversity, equity and inclusion ("DEI") dialogue and drive meaningful cultural change at the company. We implemented leadership training for our senior leaders across the Company on the topic of authentic diversity and leadership. This training focused on leaders having the confident ability to bring their authentic selves to their workplace and workplace relationships, which is intended to promote and foster a thriving DEI space for all our employees and stakeholders.

  We continue to focus on communications that feature diverse voices across our company and provide information on topics important to our employee population, such as mental health, different holiday celebrations, gender pronouns and female leadership.

  The physical, emotional and financial well-being of our employees is paramount and is especially important given the unique challenges our communities have faced the last few years. We will continue our DEI efforts to make progress on enhancing our work environment to attract and retain diverse talent that can help us achieve our business goals and better serve our customers and consumers.

We have promoted our efforts to enhance our existing environmental sustainability programs. We have invested substantial internal resources and engaged experienced and reputable outside advisors to assist us through this process and evaluate environmental sustainability trends, issues and concerns that could affect the Company's ongoing ESG and sustainability efforts. Consistent with our Company-wide mission statement "To Make Living Better at Home," we identified our environmental sustainability vision statement to be "Committing to a process of continuous improvement for the benefit of our consumers, customers, employees, investors and the planet by integrating ESG into everything we do."

Our Board has adopted, among other things, (i) an Environmental Policy, which sets forth our commitment to the health and safety of our employees and protection of the environment across our global operations; (ii) a Human Rights Policy, which sets forth our commitment to respect and promote human rights, including the protection of minority groups' rights and women's rights, in furtherance of the guidance set forth in, among others, the Universal Declaration of Human Rights, UN Guiding Principles on Business and Human Rights, the International Labor Organizations Declaration on Fundamental Principles and Rights at Work and the Organization for Economic Cooperation and Development for Multinational Enterprises; (iii) a Global Energy and Greenhouse Gas (GHG) Policy, which sets forth our commitment to the protection of the environment, preservation of natural resources and the effective management and reduction of energy and GHGs by, among other things, identifying opportunities for purchasing direct, renewable energy in key markets and requiring energy considerations when making investments for major renovations and new capital equipment and major construction; and (iv) a Global Environmental, Social and Governance Policy, which sets forth our commitment to ESG.

Related-Person Transactions Policy

Our Board has adopted a written policy for the review, approval and ratification of transactions that involve related persons and potential conflicts of interest. See "*Certain Relationships and Related Transactions*" for discussion of this policy and disclosure of our related-person transactions.

Transfer of Our Shares of Common Stock

Our Company has substantial deferred tax assets related to net operating losses and tax credits (together, "Tax Attributes") for U.S. federal and state income tax purposes. These Tax Attributes are an important asset of the Company because we expect to use these Tax Attributes to offset future taxable income. The Company's ability to utilize or realize the carrying value of such Tax Attributes may be impacted if the Company experiences an "ownership change" or certain other events under applicable tax rules. If an "ownership change" were to occur, we could lose the ability to use a significant portion of our Tax Attributes, which could have a material adverse effect on the Company's results of operations and financial condition.

Accordingly, we have adopted certain transfer restrictions designed to limit an "ownership change." These transfer restrictions are subject to certain exceptions, including, among others, prior approval of a Prohibited Transfer by our Board. As previously disclosed, our Board has granted pre-approvals to certain large institutional investors and their affiliates. The foregoing description of the transfer restrictions contained within our Charter is not complete and is qualified in its entirety by reference to the full text of the Charter, which is incorporated by reference into this report.

Governance Documents Availability

We have posted our Corporate Governance Guidelines, Code of Business Conduct and Ethics for directors, officers and employees, Code of Ethics for the Principal Executive and Senior Financial Officers, Director Resignation Policy, Board Diversity Policy, Global ESG Governance Policy, Global Energy and Greenhouse Gas Policy, Human Rights Policy, Environmental Policy, Charter, By-laws, Audit Committee Charter, Compensation Committee Charter and NCG Committee Charter on our website www.spectrumbrands.com under "*Investor Relations—Corporate Governance Documents*." We intend to disclose any amendments to, and, if applicable, any waivers of, these governance documents on that section of our website. These governance documents are also available in print without charge to any stockholder of record that makes a written request to the Company. Inquiries must be directed to the Investor Relations Department at Spectrum Brands Holdings, Inc., 3001 Deming Way, Middleton, WI 53562.

Director Compensation

Our Compensation Committee is responsible for approving, subject to review by our Board as a whole, compensation programs for our non-employee directors. In that function, our Compensation Committee considers market and peer company data regarding director compensation and annually evaluates the Company's director compensation practices in light of that data and the characteristics of the Company as a whole, with the assistance of its independent compensation advisors. Our director compensation program for each non-employee director is described in the table and discussion below. Mr. Maura, our only director who is an employee of the Company, does not receive compensation for his service as a director.

Director Compensation Table for Fiscal 2022

Under our director compensation program, during each fiscal year, each non-employee director receives an annual grant of RSUs equal to that number of shares of the Company's common stock with a value on the date of grant of $125,000. Additionally, each director is eligible to receive an annual cash retainer of $105,000 which is paid quarterly. The Lead Independent Director (Mr. Polistina) receives an additional annual cash retainer of $40,000 and an additional annual equity retainer amount of $20,000. Directors are permitted to make an annual election to receive all of their director compensation (including for service on committees of our Board) in the form of Company stock in lieu of cash. For Fiscal 2022, the grants of RSUs were made on December 15, 2021. All such RSUs vested on October 1, 2022. For Fiscal 2022, compensation for service on the standing committees of our Board, was paid in an annual amount as follows below.

Committee	Chair Annual Retainer	Member Annual Retainer
Audit	$ 20,000	N/A
Compensation	$ 15,000	N/A
NCG	$ 15,000	N/A

The table set forth below, together with its footnotes, provides information regarding compensation paid to our directors in Fiscal 2022.

Name[(1)]	Fees Earned or Paid in Cash[(2)]	Stock Awards[(3)(4)]	All Other Compensation[(5)]	Total
Leslie L. Campbell	$ 73,500	$ 148,231	$ 644	$222,375
Joan Chow	$ 105,000	$ 118,352	$ 533	$223,885
Sherianne James	$ 0	$ 232,048	$ 4,741	$236,789
Gautam Patel	$ 0	$ 236,801	$ 4,452	$241,253
Terry L. Polistina	$ 160,000	$ 137,366	$ 2,806	$300,172
Hugh R. Rovit	$ 0	$ 217,884	$ 4,452	$222,336

(1) This table includes only directors who received compensation during Fiscal 2022.

(2) Amounts reflected in this column include the annual retainer fees and committee Chair fees paid in cash to the applicable director during Fiscal 2022. Ms. James and Messrs. Patel and Rovit elected to take all of their retainer in stock in lieu of cash. Mr. Campbell elected to take 30% of the retainer in stock in lieu of cash.

(3) Amounts in this column represent the aggregate grant date fair value of each award computed in accordance with FASB ASC Topic 718. The value was computed by multiplying the number of shares underlying the stock award by the closing price per share of the Company's common stock on each grant date (or, as applicable, the last trading date immediately prior to the grant date if the grant date fell on a date when the New York Stock Exchange was closed), which was $97.01 for grants made on December 15, 2021. The directors received the following number of RSUs, which vested on October 1, 2022: Mr. Campbell, 1,528; Ms. Chow, 1,220; Ms. James, 2,392; Mr. Patel, 2,441; Mr. Polistina, 1,416; and Mr. Rovit, 2,246.

(4) As of September 30, 2022, Mses. Chow and James held 1,220 and 2,392 outstanding unvested RSUs, respectively, and Messrs. Campbell, Patel, Polistina and Rovit held 1,528, 2,441, 1,416 and 2,246 outstanding unvested RSUs, respectively.

(5) Reflects dividend equivalents paid on RSUs which vested during Fiscal 2022 and which were not factored into the grant date fair value of the RSUs.

Compensation Committee Interlocks and Insider Participation

The current members of our Compensation Committee are Terry L. Polistina (Chair), Sherianne James and Gautam Patel. During Fiscal 2022, none of the members of our Compensation Committee were an officer or employee of the Company. In addition, during Fiscal 2022, none of our executive officers served as a member of the compensation committee of any other entity that has one or more executive officers serving on our Board or our Compensation Committee.

ITEM 11. EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis (the "CD&A") section summarizes our general philosophy with respect to the compensation of our CEO, CFO and our three most highly paid executive officers in Fiscal 2022 (collectively, our "named executive officers" or "NEOs"). This CD&A provides an overview and analysis of the compensation programs and policies for our NEOs, the material compensation decisions made by our Compensation Committee under such programs and policies and the material factors considered by the Compensation Committee in making those decisions. The discussion below is intended to help you understand the detailed information provided in our executive compensation tables and put that information into context within our overall compensation philosophy.

Fiscal 2022 Named Executive Officers

Our NEOs for Fiscal 2022 are identified in the table below.

David M. Maura	Chief Executive Officer and Executive Chairman
Jeremy W. Smeltser	Executive Vice President and Chief Financial Officer
Ehsan Zargar	Executive Vice President, General Counsel and Corporate Secretary
Randal D. Lewis	Former Executive Vice President and Chief Operating Officer
Rebeckah Long	Former Senior Vice President and Chief Human Resources Officer

In the past eighteen months, faced with an increasingly difficult economic environment, we have taken a number of measures to maintain and expand our revenues and reduce our costs. In connection with those cost reduction efforts, Mr. Lewis and Ms. Long were terminated without cause as our Executive Vice President and Chief Operating Officer and our Senior Vice President and Chief Human Resources Officer, respectively, as further described under "Executive Compensation Tables—Termination and Change in Control Provisions" below, and each ceased to be an employee on December 31, 2022.

Highlights/Executive Summary

Our executive compensation program is designed to link pay for performance, encourage prudent decision-making and create a balanced focus on short-term and long-term performance and value creation. Our executive compensation is heavily weighted toward variable compensation, as described in more detail below, which is central to our philosophy that a significant portion of compensation align with the achievement of performance goals. The three primary components of our executive compensation are base salary, our Management Incentive Program ("MIP") and our equity based, long-term incentive program ("LTIP"). Our MIP and LTIP include goals tied directly to the performance of the Company.

During Fiscal 2022:

- We have taken decisive actions in a year where the macro-economic environment has been volatile. We came into the year with strong demand and a constrained supply environment, which resulted in high cost inflation and planned price adjustments implemented throughout the year. Subsequent headwinds were realized with consumer demand declining in the second half of the year due to the easing of global COVID restrictions, the Russia-Ukraine war and increased inflation, leading to high retail customer inventory levels and lower replenishment orders. In response, we have taken a number of actions, including among other things initiating cost reduction actions such as eliminating positions and reducing non-critical spending, and increased actions to drive consumer spending such as discounts and promotions.
- We continued to focus on long-term strategy and growth in support of our strategic shift to a consumer staples business. In connection with those efforts, we have continued to progress the closing of the sale of our Hardware and Home Improvement ("HHI") division for $4.3 billion by vigorously defending against DOJ's petition to block the closing of that transaction. We remain confident that we will prevail in this litigation and close the transaction during the second calendar quarter of 2023. We have bolstered our Global Appliance business in order to provide it with scale, efficiency and sufficient size and separated that business from our remaining business in order to prepare it for a potential spin or other strategic transaction.

- Despite these significant headwinds, as a result of our proactive measures, we were able to achieve record net sales of $3,133 million, including record net sales by our Global Pet Care ("GPC") and Home & Personal Care ("HPC") businesses of $1,175 million and $1,370 million, respectively.
- At the end of the 2022 fiscal year, the Company had a cash balance of $243.7 million and $342.4 million available on our cash flow revolver.
- Proforma net leverage at the end of the 2022 fiscal year was 5.4 times. In order to ensure flexibility in our operations until the closing of the sale of HHI, we proactively entered into an amendment to our credit agreement to temporarily increase our maximum consolidated leverage ratio permitted from 6.0 to 1.0 to be no greater than 7.0 to 1.0 until the earliest of (i) September 29, 2023, or (ii) 10 business days after the closing of the HHI divestiture or the receipt of the related termination fee.
- After completing a number of substantial and transformative changes, we were well-positioned entering Fiscal 2023, notwithstanding the challenges posed by the COVID-19 pandemic, supply chain disruptions, inflation on both our supply chain and customer base and a challenging economic environment. Some of these transformative changes and important accomplishments are summarized below under three broad categories: (i) management team and Board member composition, (ii) corporate governance and (iii) strategic and long-term growth.
- We continued our transformational changes in corporate governance practices, as demonstrated through increased Board diversity representation on our Board, our implementation of a diversity, equity and inclusion program for employees, and our continued advancement of ESG initiatives.

Management and Board Member Composition

We are very proud of our management team, which includes a top notch, talented and stable leadership team to deliver financial performance and execute our growth strategy.

Our Board believes that the Company and its stakeholders are benefited by a highly skilled board with a significant variety of expertise and experiences and diversity across race, gender and ethnicity. On April 12, 2021, we appointed Joan Chow and Leslie Campbell, each an independent, highly qualified and diverse background candidate, to our Board. These appointments were made in response to shareholder feedback and in furtherance of the Board's commitment to advancing our Board's knowledge base and skill set and advancing diversity and gender inclusion. As part of the Company's shareholder engagement program and its commitment to improved corporate governance, the Board previously adopted a Board Diversity Policy, which is further described on page 16 of this Form 10-K/A.

We believe that our senior management team and Board provide a skillset that aligns with our going forward operating model and business strategy and has contributed to the success we had in Fiscal 2022 and that we envision in upcoming years.

We have also advanced our aim of promoting diversity and are proud that over one-half of our board members come from diverse backgrounds, over one-quarter of our Board is composed of female members and our five NEOs for Fiscal 2022 include a woman and an executive from a diverse background.

Corporate Governance Best Practices

We are proud that our corporate governance practices are regularly updated to reflect best practices, such as appointing a lead independent director, increasing diversity among our Board and executive team, declassifying our Board (which is underway and will be fully completed by our 2024 annual stockholders meeting), appointing independent directors as a majority of the Board, having fully independent Audit, Compensation and NCG committees of the Board and having an independent compensation consultant. We have also adopted or strengthened a number of our corporate governance policies, including our Corporate Governance Guidelines, Code of Business Conduct and Ethics for directors, officers and employees, Code of Ethics for the Principal Executive and Senior Financial Officers, Director Resignation Policy, our related person transaction policy, our anti-hedging policy, our anti-pledging policy and our stock ownership policy.

We have also continued our efforts to promote our ESG initiatives by adopting a number of new policies and procedures, including adopting a new Global ESG Governance Policy and Global Energy and Greenhouse Gas Policy and further strengthening our Environmental Policy and Human Rights Policy. See "*Directors, Executive Officers and Corporate Governance-Corporate Governance-Our Practices and Policies"*.

Strategy and Long-Term Growth

The focus of our strategic goals are:

- Investing internally for organic growth, which generates our highest return on investment
- Strengthening our brands through consumer insights, research and development, innovation and advertising and marketing to drive vitality and profitable organic growth
- Returning capital to our shareholders via dividends and opportunistic share repurchases
- Disciplined M&A activity as we pursue accretive strategic acquisitions that are synergistic or help drive additional value creation

While the impacts of COVID-19 and supply chain disruptions over the past two years are creating extreme volatility in the year-over-year and quarter-to-quarter comparisons of our businesses, overall we believe that consumer demand remains positive in our categories and the strong performance of our brands continues to drive growth.

Fiscal 2022 Executive Compensation Overview

Our Fiscal 2022 executive compensation program includes base salary, annual bonus (MIP) and long-term bonus (LTIP) program. We believe that our executive compensation program is in-line with our peers, and the components are designed after taking into account feedback from shareholders, based on our robust outreach efforts. During Fiscal 2022, our NEOs' base salaries and annual bonus targets remained the same as in Fiscal 2021, other than for Mr. Smeltser and Ms. Long whose annual base salaries (along with LTIP amounts) were increased for Fiscal 2022. Mr. Smeltser's increase was to align to the median of the Company's peer group. Ms. Long's increase was in connection with a merit-based promotion and increased responsibility.

Our Compensation Governance Best Practices

We have adopted significant policies with respect to our executive compensation programs, which help to further align our executives' interests with those of our shareholders.

What We Do

- ✓ We maintain an independent Compensation Committee with an ongoing review of our compensation philosophy and practices.
- ✓ We consider the voting results of our annual advisory vote on executive compensation, and in the most recent annual advisory vote, we received broad support in favor of our compensation practices.
- ✓ We continue to engage in robust shareholder outreach to understand shareholder feedback and input on a variety of matters, including business strategy, compensation programs and corporate governance.
- ✓ We annually assess our compensation program and have determined that the risks associated with our compensation policies are not reasonably likely to result in a material adverse effect on the Company and its subsidiaries taken as a whole.
- ✓ We maintained our robust compensation alignment policies through our (i) stock ownership guidelines that require 50% of the net after-tax portion of our directors', NEOs' and other Covered Officers' shares must be retained to satisfy our stock ownership requirements; (ii) robust anti-hedging policy; and (iii) robust anti-pledging policy.
- ✓ We provide reasonable post-employment provisions and have post-employment restrictive and executive cooperation covenants.
- ✓ We strongly align pay and performance by placing 87.9% of our CEO's ongoing compensation opportunity and 78.7% (on average) of our other current NEOs' ongoing compensation opportunities at risk and earned on the basis of Company performance.
- ✓ We have a robust clawback policy that requires forfeiture or recoupment upon an accounting or financial restatement or certain other acts resulting in financial loss, reputation damage or other similar adverse impacts to the Company, as described in greater detail under the section titled "*Compensation Clawback Policy*."
- ✓ For new employment agreements entered into during Fiscal 2019 and thereafter, we have provided that upon termination of employment any performance-based awards are forfeited.
- ✓ 70% of our equity-based awards and 74% to 79% of our regular incentive compensation are based on achievement of performance. The remainder is time-based equity that is still subject to market risk.
- ✓ We continued to differentiate the performance metrics of our annual and long-term bonus programs. Starting in fiscal 2023, our MIP has three equally-weighted performance metrics (Adjusted EBITDA, Net Sales and Adjusted Average Inventory Turns) and our LTIP has three equally-weighted performance metrics (Adjusted EBITDA, Adjusted Free Cash Flow and Adjusted Return on Equity).

What We Don't Do

- **X** We do not provide any gross-ups for golden parachutes.
- **X** We do not make loans to executive officers or directors.
- **X** We do not allow our NEOs to purchase stock of the Company on margin, enter into short sales or buy or sell derivatives in respect of securities of the Company.
- **X** We do not provide immediate vesting on equity based awards and have committed to one-year minimum vesting requirement for all awards granted under the Spectrum Brands Holdings, Inc. 2020 Omnibus Equity Plan (the "2020 Equity Plan"), subject to limited exceptions.
- **X** We do not grant discounted options and we do not reprice stock options without shareholder approval.
- **X** We do not provide for accelerated vesting of equity upon retirement for our NEOs.
- **X** We do not provide for single-trigger vesting of equity.
- **X** We do not provide excessive perquisites, and our NEOs do not participate in defined benefit pension plans or nonqualified deferred compensation plans.
- **X** We do not guarantee minimum bonuses to our NEOs.
- **X** We do not pay any dividends on unearned and unvested equity awards, unless and until earned and vested. Our 2020 Equity Plan further enhanced this practice by explicitly prohibiting the payment of dividends on unvested equity awards.

Shareholder Engagement

Our Board takes its management oversight responsibilities seriously. Our key values are predicated on strong and effective governance, independent thought and decision-making and a commitment to driving shareholder value. We received support from our shareholders with a vote of approximately 82% in favor of our executive compensation at our 2022 Annual Meeting. As discussed below, we highly value the input of our shareholders and took this into account as we designed our programs.

What we learn through our ongoing engagements is regularly shared with our Board and incorporated into our disclosures, plans and practices, as deemed appropriate.

Moreover, we are committed to robust shareholder engagement, which is an embedded part of our investor relations and governance programs. We maintain a consistent and proactive approach to communicating with our shareholders, including our quarterly earnings calls, holding non-deal road shows and participating in both equity and debt conferences on a regular basis. Conversations throughout the year led by our executive management team are supplemented by an annual outreach dedicated to corporate governance, executive compensation and corporate responsibility topics. In addition, each year during proxy season we take the following actions:

- We engage the proxy solicitation firm, Okapi Partners, to (i) assist in a robust shareholder outreach process to discuss our go-forward strategies and (ii) facilitate the opportunity for shareholders to individually and directly engage with certain members of management.
- We engage in discussions with a major proxy advisory firm as necessary to understand its perspective on our compensation programs and best practices generally in executive compensation programs.
- We reach out to our top shareholders to discuss and engage in dialogue with our shareholders with respect to our Company, including our corporate governance and compensation practices.

We continue to engage in rigorous shareholder outreach and do so to understand shareholder views and input on a variety of matters.

Compensation Overview and Philosophy

Our compensation programs are administered by our Compensation Committee. In Fiscal 2022, these programs were based on our "pay-for-performance" philosophy in which variable compensation represents a majority of an executive's potential compensation. The variable incentive compensation programs continued our focus on the Company-wide goals of increasing growth and earnings, maximizing free cash flow generation and building for superior long-term shareholder returns. Each year, the Compensation Committee and the Company, along with the assistance of an independent compensation consultant, go through a thoughtful process to review risks and opportunities applicable to the Company.

In establishing our compensation programs for Fiscal 2022, our Compensation Committee continued to partner with WTW as independent compensation consultant and evaluated the compensation programs with reference to a peer group of 14 companies, as outlined in the section below, "Role of Committee-Retained Consultants."

Background on Compensation Considerations

Our Compensation Committee pursued several objectives in determining our executive compensation programs for Fiscal 2022:

- To attract and retain highly qualified executives for the Company and in each of our business segments.
- To align the compensation paid to our executives with our overall corporate business strategies while leaving the flexibility necessary to respond to changing business priorities and circumstances.
- To align the interests of our executives with those of our shareholders and to reward our executives when they perform in a manner that creates value for our shareholders.

In order to pursue these objectives, our Compensation Committee:

- Considered the advice of WTW on executive compensation issues and program design, including advice on the corporate compensation program as it compared to our peer group companies.
- Conducted an annual review of total compensation for each NEO, including the compensation and benefit values offered to each executive and other compensation factors.

- Consulted with our CEO and other members of senior management with regard to compensation matters and met in executive session without management to evaluate management's input.
- Solicited comments and concurrence from other Board members regarding its recommendations and actions.
- Considered the feedback of our shareholders and the Say on Pay vote results.

Philosophy on Performance-Based Compensation

Our Fiscal 2022 executive compensation programs were designed so that, at target levels of performance, a significant portion of the value of each NEO's annual compensation (which varies by individual) would be based on the achievement of Company-wide Fiscal 2022 performance objectives. In approving these programs, our Compensation Committee concluded that a combination of annual fixed base pay and incentive-based pay provided our NEOs with an appropriate mix of cash compensation and equity-based compensation.

For Fiscal 2022, the percentage of ongoing target annual compensation that was at-risk (that is, variable cash compensation and equity awards) for our CEO was 87.9% and for the other current NEOs was 78.7% as a group. The chart below sets forth the percentage of target compensation that was fixed compared to at-risk for the CEO and the other current NEOs as a group.


CEO Pay Mix
12.1%
15.2%
50.9%
21.8%
87.9%
Fixed (Salary)
Variable Income
Time-Based RSUs
Performance-Based PSUs
Compensation At-Risk
Other NEOs Pay Mix* - Average
21.3%
43.9%
16.0%
18.8%
78.7%
Fixed (Salary)
Variable Income
Time-Based RSUs
Performance-Based PSUs
Compensation At Risk
*Represents the pay mix for Fiscals 2020, 2021 and 2022.

To highlight the alignment of the incentive plans with shareholder interests, our ongoing annual and long-term incentive programs (whether equity or cash-based) in Fiscal 2022 were predominantly performance-based with (i) our MIP being 100% performance-based and (ii) the three-year LTIP being 70% performance-based.

Our pay-for-performance philosophy is shown by the fact that no payments under the MIP were made for Fiscal 2022 performance, and that our Fiscal 2020 LTIP PSUs (which were based on three-year performance from Fiscal 2020-2022) paid out below target, each as shown below.

Only our base salaries and 30% of our three-year LTIP grants do not vary based on our NEOs' performance. For each of our NEOs, these non-performance-based amounts are set forth in agreements with the executives as described in "*—Executive Compensation Tables—Termination and Change in Control Provisions—Executive-Specific Provisions regarding Employment, Termination and Change in Control—Agreements with NEOs*," and are subject to annual review and potential increase by our Compensation Committee.

All components of our NEOs compensation are determined by our Compensation Committee considering the executive's performance, current market conditions, the Company's financial condition at the time such compensation levels are determined, compensation levels for similarly situated executives with other companies, experience level and the duties and responsibilities of such executive's position.

Our Compensation Decision Making Process

Our Compensation Committee engages in a robust process in making compensation decisions. In Fiscal 2022, our Compensation Committee retained WTW as its independent consultants to assist in formulating and evaluating executive and director compensation programs.

In addition, our Compensation Committee consulted with our CEO regarding the Company's compensation plans and performance targets, however, our CEO did not participate in any discussions with respect to his own compensation. From time to time, our Compensation Committee also consulted with other senior executives of our Company and outside counsel.

WTW provided advice on the executive compensation implications of changes to our business (including our Global Productivity Improvement Plan, demand and supply interruptions), our corporate governance and compensation structure and the philosophy of our executive compensation plans. During Fiscal 2022, our Compensation Committee periodically requested WTW to:

- Provide comparative market data for our peer group and other groups on request, with respect to compensation matters.
- Analyze our compensation and benefit programs relative to our peer group, including our mix of performance-based compensation, non-variable compensation and the retentive features of our compensation plans in light of the Company's strategies and prospects.
- Review the plan designs, including the performance metrics selected, for our various incentive plans and make recommendations to our Compensation Committee on appropriate plan designs to support the overall corporate strategic objectives.
- Advise our Compensation Committee on compensation matters and management proposals with respect to compensation matters.
- Assist in the preparation of our Compensation Discussion and Analysis disclosure and related matters.
- On request, participate in meetings of our Compensation Committee.

In order to encourage an independent viewpoint, our Compensation Committee and its members (i) had access to WTW at any time without management present and (ii) consulted from time to time with each other, other non-management members of our Board and WTW without management present.

WTW, with input from management and our Compensation Committee, developed a peer group of companies based on a variety of criteria, including type of business, revenue, assets and market capitalization. The composition of this peer group is reviewed annually and, if appropriate, revised, based on changes in business orientation of peer group companies, changes in financial size or performance of the Company and the peer group companies and any mergers, acquisitions, spin-offs or bankruptcies of the companies in the peer group or changes at our Company. WTW reviewed this peer group and confirmed that there were no changes for Fiscal 2022. The peer group utilized consisted of the following 14 companies:

✓ Central Garden and Pet Company
✓ Church & Dwight Co., Inc.
✓ The Clorox Company
✓ Edgewell Personal Care Company
✓ Energizer Holdings, Inc.
✓ Fortune Brands Home & Security, Inc.
✓ Hanesbrands, Inc.
✓ Hasbro, Inc.
✓ Helen of Troy Limited
✓ Mattel, Inc.
✓ Newell Brands, Inc.
✓ Nu Skin Enterprises, Inc.
✓ The Scotts Miracle-Gro Company
✓ Tupperware Brands Corporation

Our Compensation Committee reviews market data as part of assessing the appropriateness and reasonableness of our compensation levels and mix of pay. Although our Compensation Committee does not target a particular range for total compensation as compared to our peer group, it does take this information into account when establishing our compensation programs.

In accordance with SEC rules, our Compensation Committee considered the independence of WTW including an assessment of the following factors: (i) other services provided to the Company by each consultant, (ii) fees paid by the Company as a percentage of the consulting firm's total revenue, (iii) policies or procedures maintained by WTW that are designed to prevent conflicts of interest, (iv) any business or personal relationships between the individual consultants involved in the engagement and any member of our Compensation Committee, (v) any Company stock owned by individual consultants involved in the engagement and (vi) any business or personal relationships between our executive officers and the consultants or the individual consultants involved in the engagement. Our Compensation Committee has concluded that no conflicts of interest prevented WTW from independently advising our Compensation Committee during Fiscal 2022. WTW received $116,054 for executive and director compensation consulting in Fiscal 2022. WTW also provided consulting services relating to our health and benefit plans during Fiscal 2022, for which it received approximately $138,644. The Compensation Committee reviewed these additional consulting services, while considering the potential effects on WTW's independence.

Compensation Elements

In Fiscal 2022, the compensation for our NEOs primarily consisted of the components set forth below. In determining the compensation package for each NEO or in making any subsequent changes, our Compensation Committee considers the market conditions at the time such compensation levels were determined, the Company's financial condition at the time such compensation levels were determined, compensation levels for similarly situated executives at other companies, experience level and the duties and responsibilities of such executive's position.

Base Salary

Purpose:	• Forms basis for competitive compensation package, which may be increased from time to time.
Operation:	• Base salary reflects competitive market conditions, individual performance and internal parity
Performance Measures:	• Performance of the individual is considered by the Compensation Committee, which is advised by its independent compensation consultant, when setting and reviewing base salary levels and continued employment

MIP Bonus

Purpose:	• Motivate achievement of strategic priorities relating to key annual financial metrics
Operation:	• Target bonus opportunities are determined by competitive market practices and internal parity
	• Actual bonus payouts, which can range from 0-250% of target for the CEO and 0-200% of target for our other NEOs, are determined based on performance
	• No bonus is paid if the relevant performance metrics are not achieved
Performance Measures:	• One-year incentive awards focusing on achieving annual operating plans
	• For Fiscal 2022, based on equally weighted Adjusted EBITDA, Adjusted Free Cash Flow and Net Sales, and the achievement of the goals of each metric is determined and earned independently of one another
	• Each award is entirely (100%) performance-based based on achievement of financial metrics established at the beginning of the performance period

LTIP: RSUs and PSUs

Purpose:	• Align compensation with key drivers of the business and encourage achievement of significant and sustained improvements in performance and strategic initiatives over the long term • Encourage focus on long-term shareholder value creation
Operation:	• Target opportunities are determined by competitive market practices and internal parity • Actual payouts on the 70% performance-based component (PSUs) can range from 0-125% of target for all executives • No PSUs to become vested if relevant performance metrics are not achieved • The remaining 30% time-based component (RSUs) of the award is not variable in terms of the number of shares eligible for vesting • The 2022 LTIP grants have one vesting date after three years • Pursuant to LTIP grant awards, our NEOs are required to hold 50% of the net after-tax shares they receive for at least one year following vesting of each grant • In addition, our NEOs and all other officers at the Vice President level or higher, are subject to the share ownership and retention guidelines discussed above (see "*Directors, Executive Officers and Corporate Governance-Corporate Governance-Our Practices and Policies-Stock Ownership Guidelines*")
Performance Measures:	• Long-term incentive awards focusing on cumulative performance over three-year period ending Fiscal 2024, which are granted in the form of performance-based PSUs (70% of award) and time-based RSUs (30% of award) • For Fiscal 2022, based on equally weighted Adjusted EBITDA, Adjusted Free Cash Flow and Adjusted Return on Equity, and the achievement of the goals of each metric is determined and earned independently of one another • The vast majority (70%) of each of LTIP award is performance-based determined based on achievement of financial metrics established at the beginning of the performance period. No performance-based PSUs are paid if the relevant performance metrics are not achieved • The relatively small time-based component of these awards as part of our overall compensation mix is believed to serve as an important long-term retention and risk mitigation feature, while the value to the executive still varies depending on our stock price performance

Each performance measure for our Fiscal 2022 MIP and LTIP awards is defined as follows:

For MIP and LTIP, *"Adjusted EBITDA"* means net earnings before interest, taxes, depreciation and amortization, but excluding restructuring, acquisition and integration charges and other one-time charges. The result of the formula in the preceding sentence is then adjusted by the Compensation Committee in good faith so as to negate the effects of any dispositions; provided, however, that Adjusted EBITDA resulting from businesses or products lines acquired (in Board approved transactions) during the applicable fiscal year will, to the extent reasonably and in good faith determined by the Compensation Committee to be appropriate, be included in the calculation from the date of acquisition.

For MIP and LTIP, *"Adjusted Free Cash Flow"* means Adjusted EBITDA, plus or minus changes in current and long-term assets and liabilities, less cash payments for taxes, restructuring and interest. Any reductions in Adjusted Free Cash Flow resulting from transaction costs or financing fees incurred in connection with any Board approved acquisition or refinancing (in each case during the applicable fiscal year) are added back to Adjusted Free Cash Flow, subject to the approval of the Compensation Committee, reasonably and in good faith. The result of the formula in the preceding sentences is then adjusted by the Compensation Committee reasonably and in good faith so as to negate the effects of any dispositions; provided, however, that Adjusted Free Cash Flow resulting from businesses or products lines acquired (in Board approved transactions) during the fiscal year will, to the extent reasonably and in good faith determined by the Compensation Committee to be appropriate, be included in the calculation from the date of acquisition.

For MIP, "*Net Sales*" means the amount of revenue generated less returns, cash discounts, trade rebates and other spend or consumer offers that result in a reduction of revenue in accordance with generally accepted accounting principles in the U.S. GAAP. Net Sales achievement will be net of FX currency translation impact (e.g. achievement will exclude positive or negative impact(s) as a result of converting local currency sales into U.S. dollars), will include amounts in the annual operating plan relating to acquisitions completed in the prior year and will exclude amounts from acquisitions completed in the current year.

For LTIP, "*Adjusted Return on Average Equity*" means three-year cumulative Adjusted Net Income (Adjusted EBITDA less interest, taxes, depreciation and amortization) divided by the sum of fiscal 2022, 2023 and 2024 year average total equity, excluding gain or loss on sale of one or more segments.

Fiscal 2022 Compensation Component Pay-Outs

Base Salary

The annual base salaries at the end of Fiscal 2022 for our NEOs are set forth below:

Named Executive*	Annual Base Salary at the end of Fiscal 2022
David M. Maura	$ 900,000
Jeremy W. Smeltser	$ 550,000
Ehsan Zargar	$ 400,000
Randal D. Lewis	$ 550,000
Rebeckah Long	$ 360,000

* David M. Maura, our current Chief Executive Officer and Executive Chairman of our Board; Jeremy W. Smeltser, our current Executive Vice President and Chief Financial Officer; Ehsan Zargar, our current Executive Vice President, General Counsel and Corporate Secretary; Randal D. Lewis, our former Executive Vice President and Chief Operating Officer; and Rebeckah Long, our former Senior Vice President and Chief Human Resources Officer.

Management Incentive Plan

For Fiscal 2022, our MIP award levels achievable at target for each participating NEO were as follows:

Named Executive	MIP Target as % of Annual Base Salary
David M. Maura	125%
Jeremy W. Smeltser	80%
Ehsan Zargar	60%
Randal D. Lewis	90%
Rebeckah Long	60%

The performance metrics for each of our NEOs were equal to those established for the Company as a whole. The maximum MIP bonus payable is 250% of target for Mr. Maura and 200% for our other NEOs. Our Compensation Committee established the following equally weighted performance metrics for our MIP for Fiscal 2022:

- 33.3% Adjusted EBITDA;
- 33.3% Adjusted Free Cash Flow; and
- 33.3% Net Sales, which was replaced with Adjusted Average Inventory Turns for Fiscal 2023.

The table below shows the applicable levels of performance required to achieve threshold, target and maximum payouts for each of the three MIP performance metrics in Fiscal 2022. The table below also shows actual payouts under our MIP program. As shown in the table below, there was no MIP payment for Fiscal 2022 because the required performance thresholds were not achieved.

Performance Required to Achieve Bonus % as Indicated ($ in millions)					
Performance Metric	Weight (% of Target Bonus)	Threshold (0%)	Target (100%)	Maximum (200%) (1)	Calculated 2022 Payout (% of Target Bonus)
Adjusted EBITDA	33.3%	$ 364.50	$ 405.00	$ 445.50	0%
Adjusted Free Cash Flow	33.3%	$ 67.50	$ 75.00	$ 82.50	0%
Net Sales	33.3%	$3,099.00	$3,262.10	$3,425.20	0%

(1) Mr. Maura is eligible to receive a maximum MIP equal to 250% of target if we achieve Adjusted EBITDA, Adjusted Free Cash Flow and Net Sales of $465.721 million, $86.25 million and $3,506.807 million, respectively. As shown in the table, there was no MIP payment for Fiscal 2022 because the required performance thresholds were not achieved.

Long Term Incentive Plan

Fiscal 2022 LTIP Grants. Our Fiscal 2022 LTIP grants cover service and cumulative performance over the three-year period commencing October 1, 2021 and ending September 30, 2024. Of the total grant, 70% is in the form of PSUs and will vest based on the achievement of cumulative Adjusted EBITDA, cumulative Adjusted Free Cash Flow and Adjusted Return on Equity over the three-year period. The remaining 30% is in the form of RSUs, which will vest based on continued service shortly following the end of such three-year period. In addition, with respect to the PSU component of the LTIP, there is an opportunity to earn additional PSUs if superior performance is achieved (subject to a cap of 125% of the target PSUs).

The chart below sets forth the number of PSUs and RSUs each NEO was granted in Fiscal 2022 pursuant to the LTIP.

Name	70% Performance-Based (at Target)	30% Time Based	Potential Upside Performance -Based
David M. Maura	36,907	15,817	9,227
Jeremy W. Smeltser	8,065	3,456	2,016
Ehsan Zargar	10,935	4,687	2,734
Randal D. Lewis	15,036	6,444	3,759
Rebeckah Long	3,349	1,435	837

The table below shows the three performance metrics for our NEOs and the applicable levels of performance required to achieve threshold, target and maximum vesting of PSUs.

Performance Measure (in $ millions)	Threshold (0% of PSUs vest)	Target (100% of PSUs vest)	Maximum (125% of PSUs vest)
Adjusted EBITDA	$ 1,215.0	$ 1,269.6	$ 1,283.5
Adjusted Free Cash Flow	$ 224.6	$ 405.1	$ 421.1
Adjusted Return on Equity	10.80%	12.00%	12.30%

Actual Payout of Fiscal 2020 PSUs. The PSUs granted in Fiscal 2020 were subject to performance over the three-year period that ended September 30, 2022, as shown in detail in our prior disclosure. The performance metrics were Adjusted EBITDA, Adjusted Free Cash Flow and Adjusted Return on Equity. Our performance over this three-year period resulted in a payout of approximately 83.3% of the target PSUs granted in Fiscal 2020, as reflected in the following table.

Name	Actual 2020 LTIP PSUs Earned and Vested	2020 LTIP PSUs Forfeited (from Target Grant Level)
David M. Maura	50,575	10,118
Jeremy W. Smeltser	9,366	1,874
Ehsan Zargar	14,985	2,998
Randal D. Lewis	20,605	4,122
Rebeckah Long	3,278	656

Deferral and Post-Termination Benefits

Retirement Benefits. Our Company maintains a 401(k) plan for our employees, including our NEOs.

Supplemental Executive Life Insurance Program. During Fiscal 2022, each of Messrs. Maura, Smeltser, Zargar and Lewis participated in a program pursuant to which the Company, on behalf of each participant, made an annual contribution on October 1 equal to up to 15% of such participant's base salary as of that date into a Company-owned executive life insurance policy for such participant. The investment options for each such policy are selected by the insurance provider.

Post-Termination Benefits. As described below, the Company had entered into agreements with our NEOs which govern, among other things, post-termination benefits payable to each such NEO should his or her employment with the Company terminate. In each case, the receipt of post-termination benefits is subject to the NEO's execution of a waiver and release agreement in favor of the Company and continued compliance with post-employment restrictive covenants and other executive cooperation.

Perquisites and Benefits

The Company provides certain limited perquisites and other benefits to certain executives, including our NEOs. Among these benefits are financial and tax planning services, car allowances or leased car programs, executive medical exams and executive life and disability insurance. Mr. Maura has voluntarily agreed to cease receiving any benefits for financial or tax planning services and his automobile allowance. We do not provide gross-ups to our NEOs.

Important Compensation Policies and Guidelines

Timing and Pricing of Stock-Based Grants

The Company provides stock, restricted stock, RSUs and PSUs as part of the compensation program made available to directors, NEOs and other employees. With respect to annual or special grants of stock or restricted stock, these are generally made on the date or as soon as practicable following the date on which such grants are approved by our Compensation Committee or our Board, or, if the award dictated a subsequent date or the achievement of a particular event prior to grant, as soon as practicable after such subsequent date or achievement of such event. The granting of stock, to the extent granted by the Company, will generally be granted the day after the second business day following the public dissemination of the Company's financial results or such other date as determined by the Company's General Counsel, using that day's NYSE adjusted market close price to convert to a round number of shares.

The Company did not grant stock options to its employees during Fiscal 2022 and does not anticipate that it will use options as part of its compensation program going forward.

Impact of Tax and Accounting Considerations

The overriding consideration when evaluating the pay level or design component of any portion of our executives' compensation is the effectiveness of the pay component and the shareholder value that management and the Compensation Committee believe the pay component reinforces. In structuring the compensation for our NEOs, our Compensation Committee will review a variety of factors which may include the deductibility of such compensation under Section 162(m) of the Internal Revenue Code, to the extent applicable. However, this is not the driving or most influential factor, and the Compensation Committee has approved in the past and specifically reserves the right to pay or approve nondeductible compensation currently and in the future.

Executive Compensation Tables

The following tables and footnotes show the compensation earned for service in all capacities during Fiscal 2022, Fiscal 2021 and Fiscal 2020 by our NEOs. We refer you to the *"Compensation Discussion and Analysis"* and the *"Termination and Change in Control Provisions"* sections of this report as well as the corresponding footnotes to the tables for material factors necessary for an understanding of the compensation detailed in the tables entitled *"Summary Compensation Table," "All Other Compensation Table for Fiscal 2022"* and *"Grants of Plan-Based Awards Table for Fiscal 2022."*

Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus	Stock Awards(2)	Non-Equity Incentive Plan Compensation(3)	All Other Compensation(4)	Total
David M. Maura	2022	$900,000	$ 0	$5,114,755	$ 0	$ 800,927	$ 6,815,682
Executive Chairman and Chief Executive Officer	2021	$900,000	$ 0	$5,399,980	$ 1,941,300	$ 365,045	$ 8,606,325
	2020	$900,000	$ 0	$8,411,326	$ 1,442,813	$ 194,219	$10,948,358
Jeremy W. Smeltser	2022	$550,000	$ 0	$1,117,652	$ 0	$ 185,696	$ 1,853,348
Executive Vice President and Chief Financial Officer	2021	$500,000	$ 0	$1,000,001	$ 640,000	$ 203,184	$ 2,343,185
	2020	$500,000	$ 0	$1,000,030	$ 513,000	$ 136,699	$ 2,149,729
Ehsan Zargar	2022	$400,000	$ 0	$1,515,490	$ 0	$ 332,008	$ 2,247,498
Executive Vice President, General Counsel and Corporate Secretary	2021	$400,000	$ 0	$1,600,028	$ 384,000	$ 229,191	$ 2,613,219
	2020	$400,000	$ 0	$2,881,385	$ 307,800	$ 156,598	$ 3,745,783
Randal D. Lewis(1)	2022	$550,000	$ 0	$2,083,775	$ 0	$ 347,585	$ 2,981,360
Former Executive Vice President and Chief Operating Officer	2021	$550,000	$ 0	$2,199,989	$ 792,000	$ 231,422	$ 3,773,411
	2020	$550,000	$ 0	$3,161,022	$ 634,838	$ 173,120	$ 4,518,980
Rebeckah Long(1)	2022	$360,000	$ 0	$ 464,096	$ 0	$ 53,376	$ 877,472
Former Senior Vice President and Chief Human Resources Officer	2021	$300,000	$ 0	$ 349,978	$ 458,000	$ 22,998	$ 1,130,976
	2020	$300,000	$ 0	$ 382,050	$ 230,850	$ 21,326	$ 934,226

(1) On August 30, 2022, Mr. Lewis and Ms. Long were terminated without cause as our Executive Vice President and Chief Operating Officer and our Senior Vice President and Chief Human Resources Officer and ceased to be an employee on December 31, 2022. As further described under "Executive Compensation Tables—Termination and Change in Control Provisions" below, following their departure (and subject to compliance with covenants), they became eligible to receive the separation benefits to which they were entitled under their pre-existing agreements (other than certain awards forfeited by Mr. Lewis). Because they did not become entitled to these separation benefits during fiscal 2022, they are not included in this Summary Compensation Table.

(2) This column reflects the aggregate grant date fair value of the awards computed in accordance with ASC Topic 718 (for a discussion of the relevant ASC 718 valuation assumptions, see Note 2, Significant Accounting Policies and Practices, of the Notes to Consolidated Financial Statements, included in our Annual Report on Form 10-K for Fiscal 2022). For Fiscal 2022, this column reflects grants under the LTIP, including the grant date fair value of PSUs assuming target performance. If the maximum possible performance under the LTIP was used to determine the grant date value of the PSU portion of the 2022 LTIP, the value reported in this column for 2022 would have been as follows: Mr. Maura ($6,009,842); Mr. Smeltser ($1,313,249); Mr. Zargar ($1,780,691); Mr. Lewis ($2,448,435); and Ms. Long ($545,317). At the lowest level of performance, the PSUs are forfeited. The amounts shown in this column do not reflect the actual payout. For further information regarding LTIP grants, see "Compensation Discussion and Analysis-Fiscal 2022 Compensation Component Pay-Outs-Long-Term Incentive Plan" and the table entitled "Grants of Plan-Based Awards Table for Fiscal 2022" and its accompanying footnotes.

(3) This column generally represents cash amounts that can be earned under the Company's MIP program for performance during the applicable year. As presented in the table, there was no MIP payment for fiscal 2022 because the required performance thresholds were not achieved. For additional detail on the 2022 MIP and the determination of the awards thereunder, please refer to the discussion under the heading "Compensation Discussion and Analysis-Fiscal 2022 Compensation Component Pay-Outs-Management Incentive Plan" and the table entitled "Grants of Plan-Based Awards Table for Fiscal 2022" and its accompanying footnotes.

(4) Please see the following table for the details of the amounts that comprise the All Other Compensation column.

All Other Compensation Table for Fiscal 2022

Name	Financial Planning Services Provided to Executive (2)	Life Insurance Premiums Paid on Executives Behalf (3)	Car Allowance/ Personal Use of Company Car (4)	Company Contributions to Executive's Qualified Retirement Plan (5)	Company Contributions to Executive's Supplemental Life Insurance Policy (6)	Dividends (7)	Other (8)	Total
David M. Maura (1)	$ 0	$ 6,095	$ 0	$ 12,200	$ 75,606	$707,026	$ 0	$800,927
Jeremy W. Smeltser	$ 20,000	$ 2,914	$ 21,955	$ 5,923	$ 75,000	$ 0	$59,904	$185,696
Ehsan Zargar	$ 20,000	$ 1,962	$ 28,861	$ 11,692	$ 60,000	$209,493	$ 0	$332,008
Randal D. Lewis	$ 20,000	$ 7,503	$ 28,881	$ 12,302	$ 82,500	$196,399	$ 0	$347,585
Rebeckah Long	$ 0	$ 1,166	$ 12,000	$ 7,480	$ 0	$ 32,730	$ 0	$ 53,376

(1) Mr. Maura voluntarily eliminated his financial planning and car allowance payments beginning in Fiscal 2020.

(2) For Fiscal 2022, the Company provided an allowance for expenses related to financial planning and tax preparation services in an amount of $20,000 (paid in March 2022) to Messrs. Smeltser, Zargar and Lewis.

(3) The amount represents the life insurance premium paid for Fiscal 2022. The Company provides life insurance coverage equal to three times (two times, for Ms. Long) base salary for each executive officer.

(4) The Company sponsors a leased car or car allowance program. Under the leased car program, costs associated with using a vehicle are provided, which also include maintenance, insurance and license and registration. Under the car allowance program, the executive receives a fixed monthly allowance. As noted above, beginning with Fiscal 2020, Mr. Maura has given up his car allowance.

(5) Represents amounts contributed under the Company-sponsored 401(k) retirement plan.

(6) This amount reflects the premium paid by the Company equal to up to 15% of base salary toward individual supplemental life insurance policies.

(7) This amount reflects dividend equivalents paid in respect of RSUs held by NEOs which vested during Fiscal 2022 and were not factored into the grant date fair value of the RSUs.

(8) This amount reflects the relocation expenses paid by the Company to Mr. Smeltser in Fiscal 2022.

Grants of Plan-Based Awards Table for Fiscal 2022

The following table and footnotes provide information with respect to equity grants made to our NEOs during Fiscal 2022 as well as the range of future payouts under non-equity incentive plans for our NEOs indicated.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			
Name	Grant Date	Threshold $	Target $	Maximum $	Target #	Maximum #	All Other Stock Awards: Number of Shares of Stock or Units #	Grant Date Fair Value of Stock Awards $
David M. Maura	11/8/2021(1)	$ 0	$1,125,000	$2,812,500				
	12/15/2021(2)	$ 0	$ 0	$ 0	36,907	46,134	15,817	$5,114,755
Jeremy W. Smeltser	11/8/2021(1)	$ 0	$ 440,000	$ 880,000				
	12/15/2021(2)	$ 0	$ 0	$ 0	8,065	10,081	3,456	$1,117,652
Ehsan Zargar	11/8/2021(1)	$ 0	$ 240,000	$ 480,000				
	12/15/2021(2)	$ 0	$ 0	$ 0	10,935	13,669	4,687	$1,515,490
Randal D. Lewis	11/8/2021(1)	$ 0	$ 495,000	$ 990,000				
	12/15/2021(2)	$ 0	$ 0	$ 0	15,036	18,795	6,444	$2,083,775
Rebeckah Long	11/8/2021(1)	$ 0	$ 216,000	$ 432,000				
	12/15/2021(2)	$ 0	$ 0	$ 0	3,349	4,186	1,435	$ 464,096

(1) Represents the threshold, target and maximum payouts under the Fiscal 2022 MIP. The actual amounts earned under the plan for Fiscal 2022 are disclosed in the Summary Compensation Table above as part of the column entitled "*Non-Equity Incentive Plan Awards*." For Mr. Maura, the maximum payout for the disclosed awards is equal to 250% of target. For our other NEOs, the maximum payouts for the disclosed awards are equal to 200% of target. See "*Compensation Discussion and Analysis-Fiscal 2022 Compensation Component Pay-Outs-Management Incentive Plan*" for a discussion of the terms of the Fiscal 2022 MIP.

(2) Represents the number of RSUs and PSUs awarded under the Fiscal 2022 LTIP grants and shows (a) the threshold, target and maximum payouts, denominated in the number of shares of stock, in respect of PSUs and (b) the number of shares of stock underlying the RSUs. See "*Compensation Discussion and Analysis-Fiscal 2022 Compensation Components Pay-Outs-LTIP*" for a discussion of the terms of these awards.

Outstanding Equity Awards at the End of Fiscal 2022

The following table and footnotes set forth information regarding outstanding options and restricted stock unit awards as of September 30, 2022 for our NEOs. The market value of shares that have not vested was determined by multiplying $39.03, the closing market price of the Company's stock on September 30, 2022, the last trading day of Fiscal 2022, by the number of shares.

Name	Number of Securities Underlying Unexercised Options Exercisable	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested[1]	Market Value of Shares or Units of Stock That Have Not Vested[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested[3]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[2]
David M. Maura	64,142	$ 72.92	11/29/2023	—	$ —	—	$ —
	26,743	$ 82.85	11/25/2024	—	$ —	—	$ —
	1,164	$ 86.38	11/24/2025	—	$ —	—	$ —
	51,309	$ 95.43	11/28/2026	—	$ —	—	$ —
				26,012[4]	$ 1,015,248	50,575[5]	$ 1,973,942
				24,885[6]	$ 971,262	58,064[7]	$ 2,266,238
				15,817[8]	$ 617,338	36,907[9]	$ 1,440,480
Jeremy W. Smeltser	—	—	—	4,817[4]	$ 188,008	9,366[5]	$ 365,555
				4,608[6]	$ 179,850	10,753[7]	$ 419,690
				3,456[8]	$ 134,888	8,065[9]	$ 314,777
Ehsan Zargar	3,958	$ 72.92	11/29/2023	—	—	—	—
	5,009	$ 82.86	11/25/2024	—	—	—	—
	—	$ —	—	7,707[4]	$ 300,804	14,985[5]	$ 584,865
	—	—	—	7,373[6]	$ 287,768	17,205[7]	$ 671,511
	—	—	—	4,687[8]	$ 182,934	10,935[9]	$ 426,793
Randal D. Lewis	—	—	—	10,597[4]	$ 413,601	20,605[5]	$ 804,213
	—	—	—	10,138[6]	$ 395,686	23,656[7]	$ 923,294
	—	—	—	6,444[8]	$ 251,509	15,036[9]	$ 586,855
Rebeckah Long	—	—	—	1,686[4]	$ 65,805	3,278[5]	$ 127,940
	—	—	—	1,613[6]	$ 62,955	3,763[7]	$ 146,870
	—	—	—	1,435[8]	$ 56,008	3,349[9]	$ 130,711

(1) This column shows the number of outstanding RSUs subject to time-based vesting.
(2) The market value is based on the per share closing price of our common stock on September 30, 2022 ($39.03).
(3) This column shows the number of Fiscal 2020, 2021 and 2022 LTIP PSUs subject to performance-based vesting. For the FY20 PSU grants, we have shown the actual shares that become vested based on performance through Fiscal 2022 year-end. For the FY21 and FY22 PSU grants, because the performance metrics have not been satisfied as of the date of this report, we have shown the number of PSUs that would be payable upon the target level of performance.
(4) These Fiscal 2020 LTIP RSUs vested on December 3, 2022.
(5) These Fiscal 2020 LTIP PSUs vested on December 3, 2022.
(6) These Fiscal 2021 LTIP RSUs vest on December 4, 2023, subject to continued employment.
(7) These Fiscal 2021 LTIP PSUs vest on December 4, 2023, subject to continued employment and achievement of the applicable performance metrics.
(8) These Fiscal 2022 LTIP RSUs vest on December 6, 2024, subject to continued employment.
(9) These Fiscal 2022 LTIP PSUs vest on December 6, 2024, subject to continued employment and achievement of the applicable performance metrics.

Option Exercises and Stock Vested During Fiscal 2022

The following table and footnotes provide information regarding option exercises and stock awards vesting during Fiscal 2022 for our NEOs.

	Stock Awards		Option Awards	
Name	Number of Shares Acquired on Vesting	Value Realized on Vesting	Number of Shares Acquired on Exercise	Value Realized on Exercise
David M. Maura	140,283	$13,888,017(1)	—	—
Jeremy W. Smeltser	0	$ 0	—	—
Ehsan Zargar	41,566	$ 4,115,034(2)	—	—
Randal D. Lewis	38,968	$ 3,857,832(3)	—	—
Rebeckah Long	6,494	$ 642,906(4)	—	—

(1) The amount for Mr. Maura in this column represents the value realized upon the vesting of 140,283 RSUs on December 3, 2021. The value was computed by multiplying the number of shares vested by the closing price per share of the Company's common stock on such vesting date, which was $99.00 on December 3, 2021.

(2) The amount for Mr. Zargar in this column represents the value realized upon the vesting of 41,566 RSUs on December 3, 2021. The value was computed by multiplying the number of shares vested by the closing price per share of the Company's common stock on such vesting date, which was $99.00 on December 3, 2021.

(3) The amount for Mr. Lewis in this column represents the value realized upon the vesting of 38,968 RSUs on December 3, 2021. The value was computed by multiplying the number of shares vested by the closing price per share of the Company's common stock on such vesting date, which was $99.00 on December 3, 2021.

(4) The amount for Ms. Long in this column represents the value realized upon the vesting of 6,494 RSUs on December 3, 2021. The value was computed by multiplying the number of shares vested by the closing price per share of the Company's common stock on such vesting date, which was $99.00 on December 3, 2021.

Pension Benefits

None of our NEOs participated in any pension plans during, or as of the end of, Fiscal 2022.

Non-Qualified Deferred Compensation

None of our NEOs participated in any Company non-qualified deferred compensation programs during, or as of the end of, Fiscal 2022.

Termination and Change in Control Provisions

Awards under the Company Equity Plan

For purposes of these incentive plans, "change in control" generally means the occurrence of any of the events listed below and "Applicable Company" means the Company or SPB Legacy with respect to the former equity plan of SPB Legacy which was assumed by the Company:

(i) the acquisition, by any individual, entity or group of beneficial ownership of more than 50% of the combined voting power of the Applicable Company's then outstanding securities;

(ii) individuals who constituted our Board at the effective time of the plan and directors who are nominated and elected as their successors from time to time cease for any reason to constitute at least a majority of our Board;

(iii) consummation of a merger or consolidation of the Applicable Company or any direct or indirect subsidiary of the Applicable Company with any other entity, other than (A) a merger or consolidation which results in the voting securities of the Applicable Company outstanding immediately prior to such merger or consolidation continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof) more than 50% of the combined voting power of the voting securities of the Applicable Company or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation, (B) a merger or consolidation effected to implement a recapitalization of the Applicable Company (or similar transaction) in which no individual, entity or group is or becomes the beneficial owner, directly or indirectly, of voting securities of the Applicable Company (not including in the securities beneficially owned by such individual, entity or group any securities acquired directly from the Applicable Company or any of its direct or indirect subsidiaries) representing 50% or more of the combined voting power of the Applicable Company's then outstanding voting securities or (C) a merger or consolidation affecting the Applicable Company as a result of which a Designated Holder (as defined below) owns after such transaction more than 50% of the combined voting power of the voting securities of the Applicable Company or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation; or

(iv) approval by the shareholders of the Applicable Company of either a complete liquidation or dissolution of the Applicable Company or the sale or other disposition of all or substantially all of the assets of the Applicable Company, other than a sale or disposition by the Applicable Company of all or substantially all of the assets of the Applicable Company to an entity, more than 50% of the combined voting power of the voting securities of which are owned by shareholders of the Applicable Company in substantially the same proportions as their ownership of the Applicable Company immediately prior to such sale; provided that, in each case, it shall not be a change in control if, immediately following the occurrence of the event described above (i) the record holders of the common stock of the Applicable Company immediately prior to the event continue to have substantially the same proportionate ownership in an entity which owns all or substantially all of the assets of the Company immediately following the event or (ii) the Harbinger Master Fund, the Harbinger Special Situations Fund, HRG and their respective affiliates and subsidiaries (the "Designated Holders") beneficially own, directly or indirectly, more than 50% of the combined voting power of the Applicable Company or any successor.

Executive-Specific Provisions Regarding Employment, Termination and Change in Control

Agreements with NEOs

Our Compensation Committee periodically evaluates the appropriateness of entering into employment agreements, severance agreements or other written agreements with the Company's NEOs to govern compensation and other aspects of the employment relationship. During Fiscal 2022, the Company and/or its wholly owned subsidiary, SBI, had written employment agreements with its NEOs as follows: (i) an Employment Agreement, dated January 20, 2016, as amended and restated on dated April 25, 2018, with Mr. Maura (the "Maura Employment Agreement"); (ii) an employment agreement, dated September 9, 2019, with Mr. Smeltser (the "Smeltser Employment Agreement"); (iii) an employment Agreement, dated October 1, 2018, with Mr. Zargar (the "Zargar Employment Agreement"); (iv) an employment agreement dated September 9, 2019, with Mr. Lewis (the "Lewis Employment Agreement"), which was superseded by a separation agreement with Mr. Lewis dated as of August 29, 2022 (the "Lewis Separation Agreement"); and (v) a letter agreement, dated September 9, 2019, with Ms. Long (the "Long Letter Agreement"), which was supplemented by a severance agreement with Ms. Long dated September 9, 2019 (the "Long Severance Agreement"), and which was superseded by a separation agreement with Ms. Long dated as of August 29, 2022 (the "Long Separation Agreement").

Agreement with Mr. Maura

Pursuant to the Maura Employment Agreement, the initial term was until April 24, 2021, subject to earlier termination, with automatic one-year renewals thereafter. The Maura Employment Agreement provides Mr. Maura with an annual base salary as Executive Chairman of $700,000 and an annual base salary of $200,000 for the duration of his services as CEO, and he will be eligible to receive a performance-based MIP bonus for each fiscal year, based on a target of 125% of his total base salary, as may be applicable at the time (the "Target Amount"), paid during the applicable fiscal year during the term of the Maura Employment Agreement, provided the Company achieves certain annual performance goals as established by our Board and/or our Compensation Committee. If such performance goals are met, the MIP bonus will be payable in cash. If Mr. Maura exceeds the performance targets, the bonus will be increased in accordance with the formula approved by the Compensation Committee no later than the close of the first quarter of the year following the applicable fiscal year; provided that the bonus will not exceed 250% of the Target Amount.

Under the terms of the Maura Employment Agreement, Mr. Maura was entitled to receive a performance-based EIP grant with a target value of $3.2 million for his service as Executive Chairman and CEO and a performance-based S3B grant with a target value of $3 million, each in accordance with those programs' grant cycles. In Fiscal 2019, our Compensation Committee eliminated the EIP and S3B bonus programs and replaced them with our performance based LTIP bonus program. Based on the review of peer groups, Mr. Maura received an LTIP grant with target value of $5.4 million for Fiscal 2022. In addition, at the discretion of the Compensation Committee and/or the Board, Mr. Maura is also eligible to receive future grants and/or participate in future multi-year incentive programs.

The Maura Employment Agreement also provides Mr. Maura with, among other things: (i) four weeks of paid vacation for each full year; (ii) eligibility for Mr. Maura to participate in the Company's executive auto lease program which Mr. Maura has waived beginning in Fiscal 2020; (iii) a stipend for income tax filings and returns preparation and advice and estate planning advice which Mr. Maura has waived; and (iv) eligibility for Mr. Maura to participate in any of the Company's insurance plans and other benefits, if any, as the benefits are made available to other executive officers of the Company.

Under the Maura Employment Agreement, Mr. Maura is entitled to receive severance benefits if his employment is terminated under certain circumstances. In general, termination as Executive Chairman and as CEO is determined separately, so that termination from either position will generally provide for payments in respect only of that position and a termination from both positions will provide for payments in respect of both positions.

In the event that Mr. Maura is terminated with "cause" or terminates his employment voluntarily, other than for "good reason," from his role as Executive Chairman or as CEO or all his roles, Mr. Maura's compensation (with respect to such roles) and other benefits (in the case where he is terminated from all his roles) provided under his employment agreement cease at the time of such termination, and Mr. Maura is entitled to no further compensation under his employment agreement with respect to such role. Notwithstanding this, the Company would pay to Mr. Maura accrued compensation and benefits and continuation of Company medical benefits to the extent required by law.

If Mr. Maura's role as CEO is terminated (without terminating his role as Executive Chairman), without "cause," by the Company, by Mr. Maura for "good reason," due to Mr. Maura's death or disability or upon a Company-initiated non-renewal or upon a change in control, Mr. Maura will be entitled to receive the following severance benefits: (i) the vesting of $250,000 of his outstanding time-based equity awards, based on grant-date value, as determined by the Compensation Committee; (ii) a cash payment of $500,000 ratably monthly in arrears over the 12-month period following such termination; and (iii) a *pro rata* portion, in cash, of the annual MIP bonus related to the base salary that Mr. Maura would have earned for the fiscal year in which termination occurs. Notwithstanding the foregoing, if Mr. Maura's employment is terminated in a CIC Termination (as defined below) during the initial term of the Maura Employment Agreement, then instead of the payment in clause (ii) above, he will receive a cash payment equal to the greater of (x) a cash amount equal to $500,000 or (y) a cash amount equal to his then-current base salary times the number of months remaining in the initial term, with a *pro rata* amount being calculated for any partial month in that time period.

In addition to the payments above, if Mr. Maura's employment (as Executive Chairman) is terminated by the Company without "cause," by Mr. Maura for "good reason," upon Mr. Maura's death or disability or upon a Company-initiated non-renewal of his employment agreement, the Company shall pay or provide for Mr. Maura: (i) (a) a cash payment equal to 1.5 times the base salary in effect immediately prior to his termination, plus (b) a cash payment equal to 1.0 times his target annual MIP bonus of 125% of his then-current base salary, each payable ratably on a monthly basis over the 18-month period immediately following his termination; (ii) the *pro rata* portion, in cash, of the annual MIP bonus (if any) he would have earned for the fiscal year in which such termination occurs if his employment had not ceased, to be paid at the same time such bonus would have been paid to Mr. Maura for such fiscal year if his employment had not terminated; (iii) for the 18-month period immediately following such termination, provide Mr. Maura and his dependents with medical insurance coverage and other employee benefits on a basis substantially similar to those provided to Mr. Maura and his dependents by the Company immediately prior to the date of termination at no greater cost to Mr. Maura or the Company than the cost to Mr. Maura and the Company immediately prior to such date; and (iv) payment of accrued vacation time pursuant to Company policy. In addition, all unvested outstanding time-based equity awards will promptly vest as provided in the applicable equity award agreements. Notwithstanding the foregoing, if Mr. Maura's employment is terminated in a CIC Termination during the initial term of the Maura Employment Agreement, then instead of the payment in clause (i)(a) above, he will receive a cash payment equal to the greater of (x) a cash amount equal to 1.5 times his then-current base salary or (y) a cash amount equal to his then-current base salary times the number of months remaining in the initial term, with a *pro rata* amount being calculated for any partial month in that time period.

If Mr. Maura's employment is terminated by the Company without "cause" (and not due to death or disability) or by Mr. Maura for "good reason" during the period that begins 60 days prior to the occurrence of a change in control (or, in limited cases, earlier) and ends upon the first anniversary of the change in control (a "CIC Termination"), then Mr. Maura will receive all severance benefits available to him as if he terminated his employment for "good reason," and all of his outstanding and unvested performance-based equity awards will vest in full (at the target level).

The payment of the severance payments and vesting of equity awards described above with respect to a termination of Mr. Maura's employment are conditioned upon Mr. Maura's execution of a release of claims in favor of the Company and its controlled affiliates and Mr. Maura's compliance with the non-competition, non-solicitation, non-disparagement and confidentiality restrictions set forth in his employment agreement. The non-competition and non-solicitation provisions extend for 18 months following Mr. Maura's termination and confidentiality provisions extend for seven years following Mr. Maura's termination.

Under the Maura Employment Agreement, (a) "good reason" is defined as the occurrence of any of the following events without Mr. Maura's consent: (i) any reduction in Mr. Maura's annual base salary or target MIP bonus opportunity then in effect; (ii) the required relocation of Mr. Maura's office at which he is principally employed as of April 25, 2018 to a location more than 50 miles from such office or the requirement by the Company that Mr. Maura be based at a location other than such office on an extended basis, except for required business travel; (iii) a substantial diminution or other substantive adverse change in the nature or scope of Mr. Maura's responsibilities, authorities, powers, functions or duties; (iv) a breach by the Company of any of its other material obligations under the Maura Employment Agreement; or (v) the failure of the Company to obtain the agreement of any successor to the Company to assume and agree to perform the Maura Employment Agreement; and (b) "cause" is defined, in general, as the occurrence of any of the following events: (i) the commission by Mr. Maura of any deliberate and premeditated act taken by Mr. Maura in bad faith against the interests of the Company that causes or is reasonably anticipated to cause material harm to the Company; (ii) Mr. Maura has been convicted of or pleads nolo contendere with respect to, any felony or of any lesser crime or offense having as its predicate element fraud, dishonesty or misappropriation of the property of the Company that causes or is reasonably anticipated to cause material harm to the Company; (iii) the habitual drug addiction or intoxication of Mr. Maura which negatively impacts his job performance or Mr. Maura's failure of a company-required drug test; (iv) the willful failure or refusal of Mr. Maura to perform his duties as set forth in the employment agreement or the willful failure or refusal to follow the direction of our Board, which is not cured after 30 calendar days' notice; or (v) Mr. Maura materially breaches any of the terms of the Maura Employment Agreement or any other agreement between himself and the Company and the breach is not cured within 30 calendar days after written notice from the Company.

Agreement with Mr. Smeltser

On September 9, 2019, the Company entered into an employment agreement with Jeremy W. Smeltser. Pursuant to the Smeltser Employment Agreement, the initial term was until September 30, 2020 and thereafter is subject to automatic one-year renewals, subject to earlier termination. Pursuant to the Smeltser Employment Agreement, Mr. Smeltser will receive an annual base salary of $500,000, subject to periodic review and increase by the Compensation Committee, in its discretion. Beginning in Fiscal 2022, Mr. Smeltser's annual base salary was increased by 10% to $550,000. In addition, Mr. Smeltser will receive a performance-based cash bonus under the MIP for each fiscal year (commencing with Fiscal 2020) during the term of the agreement. The MIP bonus will be based on a target of 80% (and a maximum of 160%) of Mr. Smeltser's base salary paid during the applicable fiscal year, provided that the Company achieves certain annual performance goals as established by the Board and/or Compensation Committee. If such performance goals are met, the MIP bonus will be payable in cash, provided that Mr. Smeltser remains employed with the corporation on the date the bonus is paid.

The Smeltser Employment Agreement provides that on or prior to December 31, 2019, Mr. Smeltser will receive an equity or equity based award with a grant date value of $1,000,000 and that for each subsequent fiscal year ending during the term (commencing with Fiscal 2022), he shall be eligible to receive an equity or equity based award with a target value of 200% of his base salary. Beginning in Fiscal 2022, Mr. Smeltser's annual equity award grant date target value was increased by 18% to $1,180,000.

The Smeltser Employment Agreement also provides Mr. Smeltser with certain other compensation and benefits, including: (i) relocation reimbursement of up to $75,000 as well as the use of a Company-funded apartment for up to 12 months; (ii) four weeks of paid vacation for each full year; (iii) eligibility to participate in any of the Company's insurance plans and other benefits, if any, as are made available to other executive officers of the Company; and (iv) eligibility for Mr. Smeltser to participate in the Company's executive auto lease program during the term of the employment agreement.

The Smeltser Employment Agreement contains the following provisions applicable upon the termination of Mr. Smeltser's employment with the Company and/or in the event of a change in control of the Company.

In the event that Mr. Smeltser is terminated with "cause" or terminates his employment voluntarily, other than for "good reason," Mr. Smeltser's salary and other benefits provided under his employment agreement cease at the time of such termination, and Mr. Smeltser is entitled to no further compensation under his employment agreement. Notwithstanding this, Mr. Smeltser would be entitled to continue to participate in the Company's medical benefit plans to the extent required by law. Further, upon any such termination of employment, the Company would pay to Mr. Smeltser accrued pay and benefits.

If the employment of Mr. Smeltser with the Company is terminated by the Company without "cause," by Mr. Smeltser for "good reason," or is terminated due to Mr. Smeltser's death or disability, Mr. Smeltser is entitled to receive certain post-termination benefits, detailed below, contingent upon execution of a separation agreement with a release of claims agreeable to the Company and Mr. Smeltser's compliance with the non-competition, non-solicitation, non-disparagement and confidentiality restrictions set forth in his employment agreement. In such event the Company will: (i) pay Mr. Smeltser (a) 1.5 times his base salary in effect immediately prior to his termination, plus (b) 1.0 times his target annual bonus award for the fiscal year in which such termination occurs, ratably over the 18-month period immediately following his termination; (ii) pay Mr. Smeltser the *pro rata* portion of the annual bonus (if any) he would have earned pursuant to any annual bonus or incentive plan maintained by the Company with respect to the fiscal year in which such termination occurs if his employment had not ceased, to be paid at the same time such bonus would have been paid to Mr. Smeltser for such fiscal year if his employment had not terminated; (iii) for the 18-month period immediately following such termination, arrange to provide Mr. Smeltser and his dependents with medical and dental benefits on a basis substantially similar to those provided to Mr. Smeltser and his dependents by the Company immediately prior to the date of termination, subject to his electing COBRA coverage; and (iv) pay Mr. Smeltser his accrued vacation time pursuant to Company policy. In addition, all unvested outstanding time-based equity awards will vest on a *pro rata* basis, and all performance-based awards will be forfeited.

The non-competition and non-solicitation provisions extend for 18 months following Mr. Smeltser's termination and confidentiality provisions extend for up to seven years following Mr. Smeltser's termination. Mr. Smeltser is also subject to a cooperation provision that extends for six years following Mr. Smeltser's termination.

The definitions of "good reason" and "cause" under the Smeltser Employment Agreement are similar to the definitions of such terms in the Maura Employment Agreement.

Agreement with Mr. Zargar

On September 13, 2018, the Company and SBI and Mr. Zargar entered into an employment agreement which became effective as of October 1, 2018. The initial term of the Zargar Employment Agreement was until September 30, 2021, subject to earlier termination, with automatic one-year renewals thereafter. The Zargar Employment Agreement provides Mr. Zargar with an annual base salary of $400,000, and he will be eligible to receive a performance-based management incentive plan bonus for each fiscal year starting in Fiscal 2019, based on a target of at least 60% of the then-current base salary (the "Target Amount") paid during the applicable fiscal year during the term, provided the Company achieves certain annual performance goals as established by the Board and/or the Compensation Committee. If such performance goals are met, the bonus will be payable in cash. If Mr. Zargar exceeds the performance targets, the bonus will be increased in accordance with the formula approved by the Compensation Committee provided that the bonus will not exceed 200% of the Target Amount.

Mr. Zargar will also be eligible for future equity awards under the Company's equity plan at the discretion of the Compensation Committee and/or Board and will be eligible to participate in future multi-year incentive programs as may be adopted from time to time. The Zargar Employment Agreement also provides Mr. Zargar with certain other compensation and benefits, including the following: (i) four weeks of paid vacation for each full year; (ii) eligibility for Mr. Zargar to participate in the Company's executive auto lease program; (iii) a stipend for corporate apartment and income tax filings and returns preparation and advice and estate planning advice; and (iv) eligibility for Mr. Zargar to participate in any of the Company's insurance plans and other benefits, if any, as the benefits are made available to other executive officers of the Company.

Under the Zargar Employment Agreement, Mr. Zargar is entitled to receive severance benefits if his employment is terminated under certain circumstances. In the event that Mr. Zargar is terminated with "cause" or terminates his employment voluntarily, other than for "good reason," Mr. Zargar's compensation and other benefits provided under his employment agreement cease at the time of such termination, and Mr. Zargar is entitled to no further compensation under his employment agreement with respect to such role. Notwithstanding this, the Company would pay to Mr. Zargar accrued compensation and benefits and continuation of Company medical benefits to the extent required by law.

If Mr. Zargar's employment is terminated by the Company without "cause," by Mr. Zargar for "good reason" (as defined below) or by reason of death or by the Company for disability or upon a Company-initiated non-renewal, he will be entitled to the following severance benefits: (i) a cash payment equal to 2.99 times his then-current base salary, (ii) a cash payment equal to 1.5 times his then-current target annual MIP bonus, each payable ratably on a monthly basis over the 18-month period following termination; (iii) a *pro rata* portion, in cash, of the annual bonus Mr. Zargar would have earned for the fiscal year in which termination occurs if his employment had not ceased; (iv) for the 18-month period following termination provide Mr. Zargar and his dependents with medical insurance coverage and other employee benefits on a basis substantially similar to those provided to Mr. Zargar and his dependents by the Company immediately prior to the date of termination at no greater cost to Mr. Zargar or the Company than the cost to Mr. Zargar or the Company immediately prior to such date; and (v) payment of accrued vacation time pursuant to Company policy. In addition, all unvested outstanding performance-based and time-based equity awards will immediately vest in full (at target) as provided in the applicable equity award agreements.

In the case of termination, severance payments and vesting are conditioned upon Mr. Zargar's execution of a release of claims in favor of the Company and its affiliates and Mr. Zargar's compliance with the non-solicitation, non-disparagement and confidentiality restrictions set forth in his employment agreement. The non-solicitation provisions extend for 18 months following Mr. Zargar's termination and the confidentiality provisions extend for seven years following Mr. Zargar's termination. Mr. Zargar is also subject to a two-year cooperation provision.

The definitions of "good reason" and "cause" under the Zargar Employment Agreement are similar to the definitions of such terms in the Maura Employment Agreement.

Agreements with Mr. Lewis

On September 9, 2019, Mr. Lewis was promoted to the office of Executive Vice President and entered into the Lewis Employment Agreement, which superseded a prior severance agreement. As noted below, the Lewis Employment Agreement was superseded by the Lewis Separation Agreement.

Pursuant to the Lewis Employment Agreement, the initial term was until September 30, 2020 and thereafter was subject to automatic one-year renewals, subject to earlier termination. Pursuant to the Lewis Employment Agreement, Mr. Lewis received an annual base salary of $550,000, subject to periodic review and increase by the Compensation Committee, in its discretion. In addition, Mr. Lewis received a performance-based cash bonus under the MIP for each fiscal year (commencing with Fiscal 2020) during the term of the agreement. The MIP bonus was based on a target of 90% (and a maximum of 180%) of Mr. Lewis's base salary paid during the applicable fiscal year, provided that the Company achieves certain annual performance goals as established by the Board and/or Compensation Committee. If such performance goals were met, the MIP bonus was payable in cash, provided that Mr. Lewis remained employed with the corporation on the date the bonus was paid.

The Lewis Employment Agreement provided that on or prior to December 31, 2019, Mr. Lewis received an equity or equity based award with a grant date value of $2,200,000 and that for each subsequent fiscal year ending during the term (commencing with Fiscal 2022), he was eligible to receive an equity or equity based award with a target value of 400% of his base salary.

The Lewis Employment Agreement also provided Mr. Lewis with certain other compensation and benefits, including: (i) four weeks of paid vacation for each full year; (ii) eligibility to participate in any of the Company's insurance plans and other benefits, if any, as were made available to other executive officers of the Company; and (iii) eligibility for Mr. Lewis to participate in the Company's executive auto lease program during the term of the employment agreement.

The Lewis Employment Agreement contained the following provisions applicable upon the termination of Mr. Lewis's employment with the Company and/or in the event of a change in control of the Company.

In the event that Mr. Lewis was terminated with "cause" or terminated his employment voluntarily, other than for "good reason," Mr. Lewis's salary and other benefits provided under his employment agreement would cease at the time of such termination, and Mr. Lewis would have been entitled to no further compensation under his employment agreement. Notwithstanding this, Mr. Lewis would have been entitled to continue to participate in the Company's medical benefit plans to the extent required by law. Further, upon any such termination of employment, the Company would pay to Mr. Lewis accrued pay and benefits.

If the employment of Mr. Lewis with the Company was terminated by the Company without "cause," by Mr. Lewis for "good reason," or was terminated due to Mr. Lewis's death or disability, Mr. Lewis was entitled to receive certain post-termination benefits, detailed below, contingent upon execution of a separation agreement with a release of claims agreeable to the Company and Mr. Lewis's compliance with the non-competition, non-solicitation, non-disparagement and confidentiality restrictions set forth in his employment agreement. In such event the Company would: (i) pay Mr. Lewis (a) 1.5 times his base salary in effect immediately prior to his termination, plus (b) 1.0 times his target annual bonus award for the fiscal year in which such termination occurred, ratably over the 18-month period immediately following his termination; (ii) pay Mr. Lewis the *pro rata* portion of the annual bonus (if any) he would have earned pursuant to any annual bonus or incentive plan maintained by the Company with respect to the fiscal year in which such termination occurred if his employment had not ceased, to be paid at the same time such bonus would have been paid to Mr. Lewis for such fiscal year if his employment had not terminated; (iii) for the 18-month period immediately following such termination, arrange to provide Mr. Lewis and his dependents with medical and dental benefits on a basis substantially similar to those provided to Mr. Lewis and his dependents by the Company immediately prior to the date of termination, subject to his electing COBRA coverage; and (iv) pay Mr. Lewis his accrued vacation time pursuant to Company policy. In addition, all unvested outstanding time-based equity awards would vest on a *pro rata* basis and all performance-based awards would be forfeited.

The non-competition and non-solicitation provisions extend for 18 months following Mr. Lewis's termination and confidentiality provisions extend for up to seven years following Mr. Lewis's termination. Mr. Lewis is also subject to a cooperation provision that extends for six years following Mr. Lewis's termination. The definitions of "good reason" and "cause" under the Lewis Employment Agreement were similar to the definitions of such terms in the Maura Employment Agreement.

Pursuant to the Lewis Separation Agreement, Mr. Lewis' employment was terminated without cause under the Lewis Employment Agreement. Mr. Lewis continued as a full-time employee of the Company until December 31, 2022, during which time he generally continued to receive his regular executive compensation and benefits. His duties during this period included assisting the CEO or his designees with: (i) setting and executing the strategy of operation of the Company's business units including pricing strategies, inventory management, supply chain management and tariff mitigation; (ii) strategic projects and initiatives as identified by the CEO; (iii) setting the fiscal 2023 annual operating budget; and (iv) ensuring timely transition of his duties. Following his separation, subject to continued compliance with his post-employment restrictive covenants, Mr. Lewis is eligible to receive the severance benefits he was contractually entitled to receive under the Lewis Employment Agreement described above, that is, (i) payments of 1.5 times Executive's base salary (totaling $825,00) plus 1.0 times the Fiscal 2022 target bonus ($495,000), payable over 18 months, (ii) health insurance benefits for 18 months and (iii) vesting with respect to a pro rata portion of his time-based Fiscal 2021 LTIP RSU award based on days employed during the vesting period.

Other than as set forth above, Mr. Lewis is not entitled to any other compensation or benefits, forfeited all other unvested equity awards (which consisted of 38,692 unvested PSU and 9,626 unvested RSUs) and did not participate in the Company's 2023 cash or equity bonus programs. Although under the Lewis Employment Agreement, Mr. Lewis was contractually entitled to receive pro rata vesting of his 2022 RSUs (representing approximately 2,293 RSUs), he voluntarily forfeited these RSUs.

Agreements with Ms. Long

On September 9, 2019, the Company entered into the Long Letter Agreement and the Long Severance Agreement with Ms. Long. As noted below, the Long Letter Agreement and Long Severance Agreement were superseded by the Long Separation Agreement.

Pursuant to the Long Letter Agreement, effective as of September 9, 2019, Ms. Long was promoted to Senior Vice President, Global Human Resources Officer for the Company and was promoted to Senior Vice President and Chief Human Resources Officer effective November 2021. Effective as of September 9, 2019, Ms. Long's base salary was increased from $250,000 to $300,000 (pro-rated for Fiscal 2019). Beginning in Fiscal 2020, Ms. Long's target bonus was increased from 40% to 60%, and her long-term incentive award for Fiscal 2022 was $350,000. Beginning in Fiscal 2022, Ms. Long's base salary was increased by 20% to $360,000 and equity award grant date target value was increased by 40% to $490,000.

Pursuant to the Long Severance Agreement, if Ms. Long's employment was terminated by the Company without cause, she would receive as severance 52 weeks of base pay and (subject to her timely election of COBRA) 52 weeks of continued medical coverage. The receipt of severance benefits was conditioned upon her execution of an effective and irrevocable release of claims as well as continued compliance with her post employment restrictive covenants, including 12-month non-compete and non-solicit, a 5-year confidentiality provision, a 6-year cooperation provision and perpetual non-disparagement provisions. "Cause" for purposes of the Long Severance Agreement generally meant: (i) the commission by Ms. Long of any theft, fraud, embezzlement or other material act of disloyalty or dishonesty with respect to the Company (including the unauthorized disclosure of confidential or proprietary information of the Company); (ii) Ms. Long's conviction of or plea of guilty or nolo contendere to, a felony or other crime of moral turpitude, disloyalty or dishonesty; (iii) Ms. Long's willful misconduct or gross neglect in the performance of Ms. Long's job duties and responsibilities to the Company; (iv) the willful or intentional failure or refusal by Ms. Long to follow the written and specific, reasonable and lawful directives of Ms. Long's supervisor or the Company's senior management team, which failure or refusal to perform (to the extent curable) was not completely cured to the Company's reasonable satisfaction within 15 days after receipt of a written notice from the Company detailing such failure or refusal to perform, provided that in no event would the Company be required to provide more than one such notice or cure period (to the extent a cure period is applicable) within any 12-month period; (v) the failure or refusal by Ms. Long to perform her duties and responsibilities to the Company or any of its affiliates, which failure or refusal to perform (to the extent curable) was not completely cured to the Company's reasonable satisfaction within 15 days after receipt of a written notice from the Company detailing such failure or refusal to perform, provided that in no event would the Company be required to provide more than one such notice or cure period (to the extent a cure period is applicable) within any 12-month period; (vi) Ms. Long's breach of any of the terms of the Long Severance Agreement, any other agreement between Ms. Long and the Company or any Company policy, which breach (to the extent curable) was not cured to the Company's reasonable satisfaction within 15 days after receipt of a written notice from the Company to Ms. Long of such breach, provided that in no event would the Company be required to provide more than one such notice or cure period (to the extent a cure period is applicable) within any 12-month period; (vii) Ms. Long engaged in conduct that discriminates against or harasses any employee or other person providing services to the Company on the basis of any protected class such that it would harm the reputation of the Company or its affiliates if Ms. Long was retained as an employee, as determined by the Company in good faith after a reasonable inquiry; or (viii) Ms. Long engaged in intentional, reckless or negligent conduct that had or was reasonably likely to have an adverse effect on the Company's business or reputation, as determined by the Company in good faith.

Pursuant to the Long Separation Agreement, Ms. Long's employment was terminated without cause under the Long Severance Agreement. Ms. Long continued as a full-time employee of the Company until December 31, 2022, during which time she generally continued to receive her regular executive compensation and benefits. Her duties during this period included (i) setting and executing the strategy of operation of the Company's Human Resources function, (ii) strategic projects and initiatives as identified by the Company, (iii) setting the Fiscal 2023 annual Human Resources operating budget and (iv) ensuring timely transition of her duties. Following her separation, subject to continued compliance with her post-employment restrictive covenants, Ms. Long is eligible to receive the severance benefits she was contractually entitled to receive under the Long Severance Agreement described above, that is: (i) 52 weeks of base pay and (ii) health insurance benefits for 12 months.

Other than as set forth above, Ms. Long is not entitled to any other compensation or benefits, forfeited all other unvested equity awards (which consisted of 7,112 unvested PSU and 3,048 unvested RSUs) and did not participate in the Company's 2023 cash or equity bonus programs.

Amounts Payable upon Termination or Change in Control

The following tables set forth the amounts that would have been payable at September 30, 2022 to each of our NEOs who were employed by the Company as NEOs on the last day of Fiscal 2022 under the various scenarios for termination of employment or a change in control of the Company had such scenarios occurred on September 30, 2022.

David Maura	**Termination Scenarios (Assumes Termination on 9/30/2022)**			
Component	**Without Good Reason or For Cause**	**With Good Reason or Without Cause**	**Upon Death or Disability**	**Change in Control & Termination**
Cash Severance(1)	$ 0	$2,425,000	$2,425,000	$ 2,425,000
Annual Bonus	$ 0	$ 0	$ 0	$ 0
Equity Awards (Intrinsic Value)(2)	$ 0	$ 0	$ 0	$ 0
Unvested Restricted Stock	$ 0	$2,603,847(3)	$2,603,847(3)	$ 8,679,413(4)
Other Benefits	$ 0	$ 0	$ 0	$ 0
Health and Welfare(5)	$ 0	$ 10,690	$ 10,690	$ 10,690
Car allowance(6)	$ 0	$ 24,000	$ 24,000	$ 24,000
Accrued, Unused Vacation(7)	$ 0	$ 4,803	$ 4,803	$ 4,803
Total	$ 0	$5,068,340	$5,068,340	$11,143,906

(1) Reflects cash severance payment, under the applicable termination scenarios, of $500,000 for termination of the role of CEO, plus 1.5x Executive Chairman base salary and 1.0x the Fiscal 2022 Executive Chairman target bonus. Payments are to be made in monthly installments over 12 or 18 months (for the CEO and Executive Chairman payments, respectively) subject to the requirements of Section 409A of the Internal Revenue Code.

(2) Reflects value of accelerated vesting of equity awards, if any, using a stock price of $39.03 which was the Company's closing price on September 30, 2022.

(3) Upon a termination without cause or due to death or disability or for resignation with good reason, all time-based RSUs would be payable.
(4) Upon a termination in connection with a change in control that occurs between 60 days prior to the change in control and the one-year anniversary of the change in control, all RSUs and PSUs would be subject to accelerated vesting at target.
(5) Reflects 18 months of insurance and other benefits continuation for the Executive and any dependents.
(6) Reflects 12 months of car allowance continuation, which Mr. Maura is currently electing not to receive.
(7) Represents compensation for 11.1 hours of unused vacation time in Fiscal 2022.

Jeremy W. Smeltser	**Termination Scenarios (Assumes Termination on 9/30/2022)**			
Component	**Without Good Reason or For Cause**	**With Good Reason or Without Cause**	**Upon Death or Disability**	**Change in Control & Termination**
Cash Severance[1]	$ 0	$1,265,000	$1,265,000	$ 1,265,000
Annual Bonus	$ 0	$ 0	$ 0	$ 0
Equity Awards (Intrinsic Value)[2]	$ 0	$ 0	$ 0	$ 0
Unvested Restricted Stock	$ 0	$ 323,229[3]	$ 323,229[3]	$ 323,229[3]
Other Benefits	$ 0	$ 0	$ 0	$ 0
Health and Welfare[4]	$ 0	$ 10,650	$ 10,650	$ 10,650
Car allowance[5]	$ 0	$ 21,574	$ 21,574	$ 21,574
Accrued, Unused Vacation[6]	$ 0	$ 9,281	$ 9,281	$ 9,281
Total	$ 0	$1,629,774	$1,629,774	$ 1,629,774

(1) Reflects cash severance payment, under the applicable termination scenarios, of 1.5x base salary and 1.0x the Fiscal 2022 target bonus. Payments are to be made in monthly installments over 18 months subject to the requirements of Section 409A of the Internal Revenue Code.
(2) Reflects value of accelerated vesting of equity awards, if any, using a stock price of $39.03 which was the Company’s closing price on September 30, 2022.
(3) Upon a termination without cause or due to death or disability, for resignation with good reason or termination in connection with a change in control, all PSUs will be forfeited. In addition, RSUs will vest pro rata based on days worked during the vesting period (December 2, 2019 through December 2, 2022 for the 2020 LTIP RSUs, December 4, 2020 through December 4, 2023 for the 2021 LTIP RSUs and December 6, 2021 through December 6, 2024 for the 2022 LTIP RSUs).
(4) Reflects 18 months of insurance and other benefits continuation for the Executive and any dependents.
(5) Reflects 12 months of car allowance continuation.
(6) Represents compensation for 35.1 hours of unused vacation time in Fiscal 2022.

Ehsan Zargar	Termination Scenarios (Assumes Termination on 9/30/2022)			
Component	Without Good Reason or For Cause	With Good Reason or Without Cause	Upon Death or Disability	Change in Control & Termination
Cash Severance[(1)]	$ 0	$ 1,556,000	$ 1,556,000	$1,556,000
Annual Bonus	$ 0	$ 0	$ 0	$ 0
Equity Awards (Intrinsic Value)[(2)]	$ 0	$ 0	$ 0	$ 0
Unvested Restricted Stock	$ 0	$ 2,571,687[(3)]	$ 2,571,687[(3)]	$2,571,687[(3)]
Other Benefits	$ 0	$ 0	$ 0	$ 0
Health and Welfare[(4)]	$ 0	$ 3,573	$ 3,573	$ 3,573
Car allowance[(5)]	$ 0	$ 25,870	$ 25,870	$ 25,870
Accrued, Unused Vacation[(6)]	$ 0	$ 5,981	$ 5,981	$ 5,981
Total	$ 0	$ 4,163,111	$ 4,163,111	$4,163,111

(1) Reflects cash severance payment, under the applicable termination scenarios, of 2.99x the Executive's current base salary plus 1.5x the Fiscal 2022 target bonus. Payments are to be made in monthly installments over 18 months, subject to the requirements of Section 409A of the Internal Revenue Code.

(2) Reflects value of accelerated vesting of equity awards, if any, using a stock price of $39.03 which was the Company's closing price on September 30, 2022.

(3) Upon a termination without cause or in connection with a change in control or for resignation with good reason or for death or disability, all RSUs and PSUs would be subject to accelerated vesting at target.

(4) Reflects 18 months of insurance and other benefits continuation for the Executive and any dependents.

(5) Reflects 12 months of car allowance continuation.

(6) Represents compensation for 31.1 hours of unused vacation time in Fiscal 2022.

Randal D. Lewis	Termination Scenarios (Assumes Termination on 9/30/2022)			
Component	Without Good Reason or For Cause	With Good Reason or Without Cause	Upon Death or Disability	Change in Control & Termination
Cash Severance[(1)]	$ 0	$ 1,320,000	$ 1,320,000	$1,320,000
Annual Bonus	$ 0	$ 0	$ 0	$ 0
Equity Awards (Intrinsic Value)[(2)]	$ 0	$ 0	$ 0	$ 0
Unvested Restricted Stock	$ 0	$ 698,797[(3)]	$ 698,797[(3)]	$ 698,797[(3)]
Other Benefits	$ 0	$ 0	$ 0	$ 0
Health and Welfare[(4)]	$ 0	$ 7,439	$ 7,439	$ 7,439
Car allowance[(5)]	$ 0	$ 26,235	$ 26,235	$ 26,235
Accrued, Unused Vacation[(6)]	$ 0	$ 7,166	$ 7,166	$ 7,166
Total	$ 0	$ 2,059,637	$ 2,059,637	$2,059,637

(1) Reflects cash severance payment, under the applicable termination scenarios, of 1.5x the Executive's current base salary plus 1.0x the Fiscal 2022 target bonus. Payments are to be made in monthly installments over 18 months, subject to the requirements of Section 409A of the Internal Revenue Code.

(2) Reflects value of accelerated vesting of equity awards, if any, using a stock price of $39.03 which was the Company's closing price on September 30, 2022.

(3) Upon a termination without cause or due to death or disability, for resignation with good reason or termination in connection with a change in control, all PSUs will be forfeited. In addition, RSUs will vest pro rata based on days worked during the vesting period (December 2, 2019 through December 2, 2022 for the 2020 LTIP RSUs, December 4, 2020 through December 4, 2023 for the 2021 LTIP RSUs and December 6, 2021 through December 6, 2024 for the 2022 LTIP RSUs).

(4) Reflects 18 months of insurance and other benefits continuation for the Executive and any dependents.
(5) Reflects 12 months of car lease payment continuation.
(6) Represents compensation for 27.10 hours of unused vacation time in Fiscal 2022.

Rebeckah Long	**Termination Scenarios (Assumes Termination on 9/30/2022)**			
Component	**Without Good Reason or For Cause**	**With Good Reason or Without Cause**	**Upon Death or Disability**	**Change in Control & Termination**
Cash Severance[1][2]	$ 0	$ 360,000	$ 360,000	$ 360,000
Annual Bonus	$ 0	$ 0	$ 0	$ 0
Equity Awards (Intrinsic Value)[3]	$ 0	$ 0	$ 0	$ 0
Unvested Restricted Stock	$ 0	$ 0[4]	$ 0[4]	$ 0[4]
Other Benefits	$ 0	$ 0	$ 0	$ 0
Health and Welfare[5]	$ 0	$ 7,439	$ 7,439	$ 7,439
Accrued, Unused Vacation	$ 0	$ 0	$ 0	$ 0
Total	$ 0	$ 367,439	$ 367,439	$ 367,439

(1) Should the executive resign with good reason, the severance payment will not be payable.
(2) Reflects cash severance payment, under the applicable termination scenarios, of 52 weeks of weekly salary.
(3) Reflects value of accelerated vesting of equity awards, if any, using a stock price of $39.03 which was the Company’s closing price on September 30, 2022.
(4) Upon a termination without cause or due to death or disability, for resignation with good reason or termination in connection with a change in control, all RSUs and PSUs would be forfeited.
(5) Reflects 18 months of insurance and other benefits continuation for the Executive and any dependents.

Compensation Committee Report

Our Compensation Committee has reviewed and discussed the section of this report entitled *"Compensation Discussion and Analysis"* with management. Based on this review and discussion, the Committee has recommended to our Board that the Compensation Discussion and Analysis be included in this Form 10-K/A.

Compensation Committee
Terry L. Polistina (Chair)
Sherianne James
Gautam Patel

Fiscal 2022 CEO Pay Ratio

Under rules adopted by the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), we are required to determine and disclose the ratio of the annual total compensation of our CEO to that of our global median employee.

To determine the median employee, we made a determination from our global employee population, excluding non-U.S. locations to the extent that the total employees excluded in these locations in aggregate did not exceed 5% of our total employee population at the time of the determination. We established a consistently applied compensation measure of annualized base pay, converted to U.S. dollars based on applicable exchange rates as of September 30, 2022. Our population was evaluated as of September 30, 2022 and reflects paid compensation for the entire fiscal year. Where allowed under the rule, we have annualized compensation for employees newly hired during Fiscal 2022.

Based on the above determination, the total compensation (using the same methodology as we use for our NEOs as set forth in the Summary Compensation Table in this report) for the median employee is $18,876. Using the CEO's total compensation of $6,815,682 under the same methodology, the resulting ratio is 361:1. The pay ratio reported here is a reasonable estimate calculated in a manner consistent with SEC rules based on our payroll and employment records and the methodology described above.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Beneficial Ownership Table

The following table sets forth information regarding beneficial ownership of our common stock as of January 1, 2023, by:

- each person who is known by us to beneficially own more than 5% of the outstanding shares of our common stock (each, a "5% Stockholder");
- our NEOs for Fiscal 2022;
- each of our directors; and
- all directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. Determinations as to the identity of 5% Stockholders is based upon filings with the SEC and other publicly available information. Except as otherwise indicated, we believe, based on the information furnished or otherwise available to us, that each person or entity named in the table has sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to applicable community property laws. The percentage of beneficial ownership set forth below is based upon 41,000,607 shares of common stock issued and outstanding as of the close of business on January 1, 2023. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, shares of common stock that are subject to vested options, as well as options and RSUs held by that person that are currently expected to vest within 60 days of January 1, 2023, are all deemed outstanding. These shares are not, however, deemed outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise noted below, the address of each beneficial owner listed in the table is c/o Spectrum Brands Holdings, Inc., 3001 Deming Way, Middleton, WI 53562.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Outstanding Shares
5% Stockholders		
FMR LLC[1]	4,920,419	12.0%
Vanguard Group Inc.[2]	4,104,370	10.0%
American Century Investment Management, Inc.[4]	2,144,372	5.2%
Our Directors and Named Executive Officers		
Leslie L. Campbell	2,295	*
Joan Chow	1,854	*
Sherianne James	9,996	*
Randal D. Lewis	83,017	*
Rebeckah Long	8,476	*
David M. Maura[5]	738,942	1.8%
Gautam Patel	5,974	*
Terry L. Polistina	36,632	*
Hugh R. Rovit	37,693	*
Jeremy W. Smeltser	16,155	*
Ehsan Zargar[6]	103,766	*
All Directors and Executive Officers as a Group	1,044,800	2.6%

* Indicates less than 1% of our outstanding common stock.

(1) Based solely on a Schedule 13G/A, filed with the SEC on February 9, 2022. The address of FMR LLC is 245 Summer Street, Boston, Massachusetts 02210.

(2) Based solely on a Schedule 13G/A, filed with the SEC on October 11, 2022. The address of Vanguard Group Inc. is 100 Vanguard Blvd, Malvern, Pennsylvania 19355.

(3) Based solely on a Schedule 13G, filed with the SEC on January 18, 2022. The address of Allspring Global Investments Holdings, LLC is 4500 Main Street, 9th Floor, Kansas City, Missouri 64111.

(4) Based solely on a Schedule 13G, filed with the SEC on February 4, 2022. The address of American Century Investment Management, Inc. is 525 Market Street, 10th Floor, San Francisco, California 94105.

(5) Includes shares of common stock underlying options that have vested for Mr. Maura totaling 143,358.
(6) Includes shares of common stock underlying options that have vested for Mr. Zargar totaling 8,967.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our directors, officers and persons who own more than 10% of a registered class of our equity securities to file reports of ownership and changes in ownership with the SEC. Based solely upon review of Forms 3, 4 and 5 (and amendments thereto) furnished to us during or in respect of Fiscal 2022 and written representations from certain reporting persons, we believe that all Section 16(a) filing requirements applicable to our directors, executive officers and 10% stockholders were satisfied in a timely manner during Fiscal 2022 with respect to the Company.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Policies on Transactions with Related Persons

All of the Company's executive officers, directors and employees are required to disclose to the Company's General Counsel all transactions which involve any actual, potential or suspected activity or personal interest that creates or appears to create a conflict between the interests of the Company and the interests of their executive officers, directors or employees. In cases involving executive officers, directors or senior-level management, the Company's General Counsel will investigate the proposed transaction for potential conflicts of interest and then refer the matter to the Company's Audit Committee to make a full review and determination. In cases involving other employees, the Company's General Counsel, in conjunction with the employee's regional supervisor and the Company's Director of Internal Audit, will review the proposed transaction. If they determine that no conflict of interest will result from engaging in the proposed transaction, then they will refer the matter to the Company's CEO for final approval.

The Company's legal department and financial accounting department monitor transactions for an evaluation and determination of potential related-person transactions that would need to be disclosed in the Company's periodic reports or proxy materials under generally accepted accounting principles and applicable SEC rules and regulations.

In addition, under our Corporate Governance Guidelines, our directors are prohibited from taking for themselves opportunities related to the Company's business that are presented to them in their capacity as a director for the Company's benefit, from using our property, information or position for personal gain or from competing with the Company for business opportunities if such opportunities were presented to them in their capacity as a director for the Company's benefit. If the Company's disinterested Board members determine that the Company will not pursue an opportunity that relates to our business and consent to a director then personally pursuing the opportunity, then the director may do so. The Company has declined and in the future may decline, such opportunities and our directors may pursue such opportunities.

For more information on the Company's policies and procedures for review and approval of related-person transactions, please see the Company's Code of Ethics for the Principal Executive Officer and Senior Financial Officers and the Spectrum Brands Code of Business Conduct and Ethics, each of which is posted on the Company's website at www.spectrumbrands.com under "*Investor Relations—Corporate Governance Documents.*"

Transactions with Significant Stockholders

None

Other Transactions

None

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENTS AND SCHEDULES

(b) List of Exhibits.

The following is a list of exhibits filed with this Form 10-K/A.

EXHIBIT INDEX

Exhibit 2.1	Agreement and Plan of Merger, dated as of February 24, 2018, by and among Spectrum Brands Legacy, Inc. (f.k.a. Spectrum Brands Holdings, Inc.), Spectrum Brands Holdings, Inc. (f.k.a. HRG Group, Inc.), HRG SPV Sub I, Inc. and HRG SPV Sub II, LLC (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by Spectrum Brands Holdings, Inc. (f.k.a. HRG Group, Inc.) on February 26, 2018 (File No. 001-4219)) (Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish supplementally to the SEC a copy of any omitted schedule upon request).
Exhibit 2.2	Amendment No. 1 to Agreement and Plan of Merger, dated as of June 8, 2018, by and among Spectrum Brands Holdings, Inc., HRG Group, Inc., HRG SPV Sub I, Inc. and HRG SPV Sub II, LLC (incorporated herein by reference to Exhibit 2.2 to the Current Report on Form 8-K filed with the SEC by Spectrum Brands Holdings, Inc. (f.k.a. HRG Group, Inc.) on July 13, 2018 (File No. 001-4219)).
Exhibit 2.3	Asset and Stock Purchase Agreement, dated as of September 8, 2021, by and between Spectrum Brands, Inc. and ASSA ABLOY AB (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by Spectrum Brands Holdings, Inc. on September 9, 2021 (File No. 001-4219) (Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish supplementally to the SEC a copy of any omitted schedule upon request).
Exhibit 2.4	Amendment No. 1 to Asset and Stock Purchase Agreement dated as of July 14, 2022, by and between Spectrum Brands, Inc. and ASSA ABLOY AB (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by Spectrum Brands Holdings, Inc. on July 14, 2022 (File No. 001-4219) (Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish supplementally to the SEC a copy of any omitted schedule upon request).
Exhibit 3.1	Amended and Restated Certificate of Incorporation of Spectrum Brands Holdings, Inc. (f.k.a. HRG Group, Inc.) (incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the SEC by Spectrum Brands Holdings, Inc. (f.k.a HRG Group, Inc.) on July 13, 2018 (File No. 001-4219).
Exhibit 3.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporate of the Registrant, filed with the Secretary of State of the State of Delaware on August 3, 2021 (incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the SEC by Spectrum Brands Holdings, Inc. on August 3, 2021 (File No. 001-4219)).
Exhibit 3.3	Third Restated By-Laws of Spectrum Brands Holdings, Inc. (incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the SEC by Spectrum Brands Holdings, Inc. on May 17, 2019 (File No. 001-04219)).
Exhibit 3.4	Certificate of Formation of SB/RH Holdings, LLC (incorporated herein by reference to Exhibit 3.29 to the Registration Statement on Form S-4 filed with the SEC by Spectrum Brands, Inc. on December 3, 2013 (File No. 333-192634)).
Exhibit 3.5	Operating Agreement of SB/RH Holdings, LLC (incorporated herein by reference to Exhibit 3.30 to the Registration Statement on Form S-4 filed with the SEC by Spectrum Brands, Inc. on December 3, 2013 (File No. 333-192634)).
Exhibit 3.6	Certificate of Designation of Series B Preferred Stock of Spectrum Brands Holdings, Inc. (f.k.a. HRG Group, Inc.), as filed with the Secretary of State of Delaware on February 26, 2018. (incorporated herein by reference to Exhibit 3.3 to the Current Report on Form 8-K filed with the SEC by Spectrum Brands Holdings, Inc. (f.k.a. HRG Group, Inc.) on July 13, 2018 (File No. 001-4219)).
Exhibit 4.1	Indenture governing Spectrum Brands, Inc.'s 6.125% Senior Notes due 2024, dated as of December 4, 2014, among Spectrum Brands, Inc., the guarantors named therein and US Bank National Association, as trustee (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC by Spectrum Brands Legacy, Inc. (f.k.a. Spectrum Brands Holdings, Inc.) on December 8, 2014 (File No. 001-34757)).
Exhibit 4.2	Indenture governing Spectrum Brands, Inc.'s 5.750% Senior Notes due 2025, dated as of May 20, 2015, among Spectrum Brands, Inc., the guarantors named therein and US Bank National Association, as trustee (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC by Spectrum Brands Legacy, Inc. (f.k.a. Spectrum Brands Holdings, Inc.) on May 20, 2015 (File No. 001-34757)).

Exhibit 4.3	Indenture governing Spectrum Brands, Inc.'s 4.000% Senior Notes due 2026, dated as of September 20, 2016, among Spectrum Brands, Inc., the guarantors named therein, U.S. Bank National Association, as trustee, Elavon Financial Services DAC, UK Branch, as paying agent and Elavon Financial Services DAC, as registrar and transfer agent (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC by Spectrum Brands Legacy, Inc. (f.k.a. Spectrum Brands Holdings, Inc.) on December 8, 2014 (File No. 001-34757)).
Exhibit 4.4	Indenture governing Spectrum Brands, Inc.'s 5.00% Senior Notes due 2029, dated as of September 24, 2019, among Spectrum Brands, Inc., the guarantors named therein and US Bank National Association, as trustee (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC by Spectrum Brands Holdings, Inc. (f.k.a. HRG Group, Inc.) on September 24, 2019 (File No. 001-4219)).
Exhibit 4.5	Indenture governing Spectrum Brands, Inc.'s 5.50% Senior Notes due 2030, dated as of June 30, 2020, among Spectrum Brands, Inc., the guarantors named therein and US Bank National Association, as trustee (filed by incorporation by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC by Spectrum Brands Holdings, Inc. (f.k.a. HRG Group, Inc.) on June 30, 2020 (File No. 001-4219)).
Exhibit 4.6	Indenture governing the 3.875% Senior Notes due 2031, dated as of March 3, 2021, among Spectrum Brands, Inc., the guarantors party thereto and US Bank National Association, as trustee (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC by Spectrum Brands Holdings, Inc. on March 3, 2021 (File No. 001-4219).
Exhibit 4.7	Description of Capital Stock of Spectrum Brands, Holdings, Inc. (incorporated herein by reference to Exhibit 4.8 to Amendment No. 1 to the Annual Report on Form 10-K/A filed with the SEC by Spectrum Brands Holdings, Inc. (f.k.a. HRG Group, Inc.) on January 28, 2020 (File No. 001-4219)).
Exhibit 10.1	Amended and Restated Credit Agreement, dated as of June 30, 2020 among the Company, SB/RH Holdings, the guarantors party thereto, the lenders party thereto from time to time, and Royal Bank of Canada, as the administrative agent (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by Spectrum Brands Holdings, Inc. on June 30, 2020 (File No. 001-4219)).
Exhibit 10.2	First Amendment to Amended and Restated Credit Agreement, dated as of March 3, 2021 (to the Amended and Restated Credit Agreement dated as of June 30, 2020), by and among the Company, SB/RH Holdings, Royal Bank of Canada, as the administrative agent and the lenders party thereto (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by Spectrum Brands).
Exhibit 10.3	Second Amendment to Amended and Restated Credit Agreement, dated as of December 10, 2021 (to the Amended and Restated Credit Agreement dated as of June 30, 2020) by and among the Company, SB/RH Holdings, the guarantors party thereto, the lenders party thereto from time to time, and Royal Bank of Canada, as the administrative agent. (incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed with the SEC by Spectrum Brands on February 4, 2022 (File No. 001-4219)).
Exhibit 10.4	Third Amendment to Amended and Restated Credit Agreement, dated as of February 3, 2022 (to the Amended and Restated Credit Agreement dated as of June 30, 2020), by and among the Company, SB/RH Holdings, Royal Bank of Canada, as the administrative agent, the guarantors party thereto and the lenders party thereto (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by Spectrum Brands on February 18, 2022 (File No. 001-4219)).
Exhibit 10.5	Fourth Amendment to Amended and Restated Credit Agreement, dated as of November 17, 2022 (to the Amended and Restated Credit Agreement dated as of June 30, 2020), by and among the Company, SB/RH Holdings, Royal Bank of Canada, as the administrative agent, the guarantors party thereto and the lenders party thereto (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by Spectrum Brands on November 18, 2022 (File No. 001-4219)).
Exhibit 10.6	Security Agreement, dated as of June 23, 2015, by and among Spectrum Brands, Inc., SB/RH Holdings, LLC, the subsidiary guarantors party thereto from time to time and Deutsche Bank AG New York Branch, as collateral agent (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC by Spectrum Brands Legacy, Inc. (f.k.a. Spectrum Brands Holdings, Inc.) on June 23, 2015 (File No. 001-34757)).
Exhibit 10.7	Loan Guaranty, dated as of June 23, 2015, by and among SB/RH Holdings, LLC, the subsidiary guarantors party thereto from time to time and Deutsche Bank AG New York Branch, as administrative agent and collateral agent (incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the SEC by Spectrum Brands Legacy, Inc. (f.k.a. Spectrum Brands Holdings, Inc.) on June 23, 2015 (File No. 001-34757)).
Exhibit 10.8+	Amended & Restated Spectrum Brands Holdings, Inc. 2011 Omnibus Equity Award Plan (incorporated herein by reference to Exhibit 4.8 to the Registration Statement filed on Form S-8 with the SEC by Spectrum Brands Legacy, Inc. (f.k.a. Spectrum Brands Holdings, Inc.) on February 1, 2017 (File No. 333-215850)).
Exhibit 10.9+	Form of Restricted Stock Unit Agreement under the Amended & Restated Spectrum Brands Holdings, Inc. 2011 Omnibus Equity Award Plan (incorporated herein by reference to Exhibit 4.9 to the Registration Statement filed on Form S-8 with the SEC by Spectrum Brands Legacy, Inc. (f.k.a. Spectrum Brands Holdings, Inc.) on February 1, 2017 (File No. 333-215850)).

Exhibit 10.10+	Form of Performance Compensation Award Agreement under the Amended & Restated Spectrum Brands Holdings, Inc. 2011 Omnibus Equity Award Plan (incorporated herein by reference to Exhibit 4.10 to the Registration Statement filed on Form S-8 filed with the SEC by Spectrum Brands Legacy, Inc. (f.k.a. Spectrum Brands Holdings, Inc.) on February 1, 2017 (File No. 333-215850)).
Exhibit 10.11+	Spectrum Brands Holdings, Inc. 2020 Omnibus Equity Plan (incorporated herein by reference to Exhibit 4.1 to the Registration Statement on Form S-8 filed with the SEC by Spectrum Brands Holdings, Inc.) on August 7, 2020 (File No. 333- 242343).
Exhibit 10.12+	Amended and Restated Employment Agreement dated April 25, 2018, by and between Spectrum Brands, Inc., Spectrum Brands Holdings, Inc. and David M. Maura (filed by incorporation by reference to Exhibit 10.1 to a Current Report on Form 8-K filed with the SEC by Spectrum Brands Legacy, Inc. (f.k.a. Spectrum Brands Holdings, Inc.) on May 1, 2018 (File No. 001-34757)).
Exhibit 10.13+	Employment Agreement, dated as of September 13, 2018, by and among Ehsan Zargar, Spectrum Brands Holdings, Inc. (f.k.a. HRG Group, Inc.) and Spectrum Brands, Inc. (incorporated herein by reference to Exhibit 10.41 to the Annual Report on Form 10-K filed with the SEC by Spectrum Brands Holdings, Inc. (f.k.a. HRG Group, Inc.) on November 23, 2018 (File NO. 001-4219)).
Exhibit 10.14+	Form of Agreement with David Maura and Ehsan Zargar Regarding Certain Provisions of Such Executive's Respective Prior Separation Agreements with HRG Group, Inc. (incorporated herein by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed with the SEC by Spectrum Brands Holdings, Inc. (f.k.a. HRG Group, Inc.) on February 7, 2019 (File No. 001-4219)).
Exhibit 10.15+	Employment Agreement, dated as of September 9, 2019, by and between Spectrum Brands Holdings, Inc. and Jeremy W. Smeltser. (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC by Spectrum Brands Holdings, Inc.(f.k.a. HRG Group, Inc.) on September 9, 2019 (File No. 001-4219)).
Exhibit 10.16+	Employment Agreement, dated as of September 9, 2019, by and between Spectrum Brands Holdings, Inc. and Randal D. Lewis. (incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the SEC by Spectrum Brands Holdings, Inc.(f.k.a. HRG Group, Inc.) on September 9, 2019 (File No. 001-4219)).

Exhibit 10.17+@	Separation Agreement, dated as of August 30, 2022, by and between Spectrum Brands Holdings, Inc. and Randal D. Lewis.
Exhibit 10.18+	Letter Agreement, dated as of September 9, 2019, by and between Spectrum Brands Holdings, Inc. and Rebeckah Long. (incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K filed with the SEC by Spectrum Brands Holdings, Inc. (f.k.a. HRG Group,Inc.) on September 9, 2019 (File No. 001-4219)).
Exhibit 10.19+	Severance Agreement, dated as of September 9, 2019, by and between Spectrum Brands Holdings, Inc. and Rebeckah Long. (incorporated herein by reference to Exhibit 10.5 to the Current Report on Form 8-K filed with the SEC by Spectrum Brands Holdings, Inc. (f.k.a. HRG Group, Inc.) on September 9, 2019 (File No. 001-4219)).
Exhibit 10.20+@	Separation Agreement, dated as of August 30, 2022, by and between Spectrum Brands Holdings, Inc. and Rebeckah Long.
Exhibit 10.21+	Form of Restricted Stock Unit Award Agreement effective as of December 22, 2020 (incorporated herein by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q filed with the SEC by Spectrum Brands Holdings, Inc. on May 7, 2021 (File No. 001-4219)).
Exhibit 10.22+	Form of Performance Based Restricted Stock Unit Agreement effective as of December 22, 2020 (incorporated herein by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q filed with the SEC by Spectrum Brands Holdings, Inc. on May 7, 2021 (File No. 001-4219)).
Exhibit 10.23+	Form of Service Based Restricted Stock Unit Agreement effective as of December 22, 2020 (incorporated herein by reference to Exhibit 10.6 to the Quarterly Report on Form 10-Q filed with the SEC by Spectrum Brands Holdings, Inc. on May 7, 2021 (File No. 001-4219)).
Exhibit 21.1@	Subsidiaries of Registrant
Exhibit 21.2@	List of Guarantor Subsidiaries
Exhibit 23.1@	Consent of Independent Registered Public Accounting Firm
Exhibit 31.1*	Certification of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities and Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. Spectrum Brands Holdings, Inc.
Exhibit 31.2*	Certification of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities and Exchange Act of 1934, as adopted pursuant to Section 302 the Sarbanes-Oxley Act of 2002. Spectrum Brands Holdings, Inc.
Exhibit 31.3*	Certification of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities and Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. SB/RH Holdings, LLC
Exhibit 31.4*	Certification of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities and Exchange Act of 1934, as adopted pursuant to Section 302 the Sarbanes-Oxley Act of 2002. SB/RH Holdings, LLC
Exhibit 32.1@	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. Spectrum Brands Holdings, Inc.
Exhibit 32.2@	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. Spectrum Brands Holdings, Inc.
Exhibit 32.3@	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. SB/RH Holdings, LLC
Exhibit 32.4@	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. SB/RH Holdings, LLC

* Filed herewith
@ Included as an exhibit to the Original Form 10-K.
\+ Denotes a management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 26, 2023

SPECTRUM BRANDS HOLDINGS, INC.

By: /s/ Jeremy W. Smeltser

Name: Jeremy W. Smeltser
Title: Executive Vice President
and Chief Financial Officer

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SB/RH HOLDINGS, LLC

By: Spectrum Brands Holdings, Inc.,
its sole member

By: /s/ Jeremy W. Smeltser

Name: Jeremy W. Smeltser
Title: Executive Vice President
and Chief Financial Officer

EXHIBIT 31.1

**CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
PURSUANT TO RULE 13a-14(a) or 15d-14(a) OF THE SECURITIES
EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE
SARBANES-OXLEY ACT OF 2002**

I, David M. Maura, Chief Executive Officer, certify that:

1. I have reviewed this Amendment No. 1 to the annual report on Form 10-K of Spectrum Brands Holdings, Inc. for the fiscal year ended September 30, 2022; and

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

Date: January 26, 2023

/s/ David M. Maura

David M. Maura
Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER PURSUANT TO RULE 13a-14(a) or 15d-14(a) OF THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Jeremy W. Smeltser, Chief Financial Officer, certify that:

1. I have reviewed this Amendment No. 1 to the annual report on Form 10-K of Spectrum Brands Holdings, Inc. for the fiscal year ended September 30, 2022; and

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

Date: January 26, 2023

/s/ Jeremy W. Smeltser

Jeremy W. Smeltser
Chief Financial Officer

EXHIBIT 31.3

**CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
PURSUANT TO RULE 13a-14(a) or 15d-14(a) OF THE SECURITIES
EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE
SARBANES-OXLEY ACT OF 2002**

I, David M. Maura, Chief Executive Officer, certify that:

1. I have reviewed this Amendment No. 1 to the annual report on Form 10-K of SB/RH Holdings, LLC for the fiscal year ended September 30, 2022; and

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

Date: January 26, 2023

/s/ David M. Maura

David M. Maura
Chief Executive Officer

EXHIBIT 31.4

**CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER
PURSUANT TO RULE 13a-14(a) or 15d-14(a) OF THE SECURITIES
EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE
SARBANES-OXLEY ACT OF 2002**

I, Jeremy W. Smeltser, Chief Financial Officer, certify that:

1. I have reviewed this Amendment No. 1 to the annual report on Form 10-K of SB/RH Holdings, LLC for the fiscal year ended September 30, 2022; and

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

Date: January 26, 2023

/s/ Jeremy W. Smeltser

Jeremy W. Smeltser
Chief Financial Officer